UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 13, 2022

FIFTH WALL ACQUISITION CORP. III

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40415	98-1583957
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification Number)

6060 Center Drive, 10th Floor Los Angeles, California	90045
(Address of principal executive offices)	(Zip Code)

(310) 853-8878

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value $0.0001	FWAC	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

Entry Into the Merger Agreement with Fifth Wall Acquisition Corp. III

On December 13, 2022, Fifth Wall Acquisition Corp. III, a Cayman Islands exempted company (together with its successors, including after the Domestication (as defined below), “FWAC”), entered into an agreement and plan of merger (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among FWAC, Queen Merger Corp. I, a Maryland corporation and a wholly-owned subsidiary of FWAC (“Merger Sub”), and Mobile Infrastructure Corporation, a Maryland corporation (“MIC”). The transactions set forth in the Merger Agreement, including the Mergers (defined below), will constitute a “Business Combination” as contemplated by FWAC’s amended and restated memorandum and articles of association. Unless expressly stated otherwise herein, capitalized terms used but not defined herein shall have such meanings ascribed to them in the Merger Agreement.

The Merger

The Merger Agreement provides for, among other things, the following transactions: (i) FWAC will transfer by way of continuation from the Cayman Islands to the State of Maryland and will domesticate by means of a corporate conversion (the “Domestication”) to a Maryland corporation (“Surviving Pubco”) in accordance with Title 3, Section 9 of the Maryland General Corporation Law, as amended (the “MGCL”), and Part XII of the Cayman Islands Companies Act (as revised), and, in connection with the Domestication, (A) each then issued and outstanding Class A ordinary share, par value $0.0001 per share, of FWAC (the “Class A Shares”) will convert automatically, on a one-for-one basis, into one share of common stock, par value $0.0001, of Surviving Pubco (the “Surviving Pubco Shares”); and (B) each then issued and outstanding Class B ordinary share, par value $0.0001 per share, of FWAC will convert automatically, on a one-for-one basis, into one Surviving Pubco Share; and (ii) following the Domestication, (A) Merger Sub will merge with and into MIC in accordance with the MGCL (the “First Merger”), with MIC continuing as the surviving entity (the “First-Step Surviving Company”) and (B) immediately following the effectiveness of the First Merger, the First-Step Surviving Company will merge with and into Surviving Pubco in accordance with the MGCL (the “Second Merger” and, together with the First Merger, the “Mergers”), with Surviving Pubco continuing as the surviving entity (the “Second-Step Surviving Company”).

Consideration

Subject to the terms and conditions set forth in the Merger Agreement and in consideration of the First Merger, at the First Effective Time (i) each issued and outstanding share of MIC’s common stock, $0.0001 par value per share (“MIC Common Stock”) (excluding shares owned by any Mobile Company) will be converted into the right to receive such number of Surviving Pubco Shares equal to the Exchange Ratio and (ii) each issued and outstanding share of MIC Preferred Stock will be converted into the right to receive the applicable MIC Preferred Stock Merger Consideration. In addition, at the First Effective Time, the First-Step Surviving Company will assume each MIC Common Stock Warrant and each such MIC Common Stock Warrant will become a warrant (a “Surviving Pubco Warrant”) to purchase that number of Surviving Pubco Shares equal to the product of (a) the number of shares of MIC Common Stock that would have been issuable upon the exercise of such MIC Common Stock Warrant and (b) the Exchange Ratio, at an exercise price per share equal to the quotient determined by dividing the per share exercise price of such MIC Common Stock Warrant as of immediately prior to the Closing by the Exchange Ratio. Each outstanding share of MIC Common Stock that is held by any Mobile Company will be canceled without payment of any consideration therefor and no Mobile Company shall be entitled to any consideration by virtue of either Merger.

Subject to the terms and conditions set forth in the Merger Agreement and in consideration of the First Merger, at the First Effective Time, each share of common stock, par value $0.01 per share, of Merger Sub will be converted into one share of common stock, par value $0.01 per share, of the First-Step Surviving Company.

Subject to the terms and conditions set forth in the Merger Agreement and in consideration of the Second Merger, at the Second Effective Time, each share of common stock, par value $0.01 per share, of the First-Step Surviving Company will be canceled and cease to exist without any consideration therefor by virtue of the Second Merger.

Representations and Warranties

The Merger Agreement contains customary representations and warranties of the parties thereto with respect to the parties, the transactions contemplated by the Merger Agreement and their respective business operations and activities. The representations and warranties of the parties do not survive the closing of the Mergers (the “Closing”).

Covenants

The Merger Agreement contains customary covenants of the parties thereto, including: (a) the requirement to make appropriate filings and obtain clearance pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), if required, and (b) preparation and filing of a Registration Statement on Form S-4 (the “Registration Statement”) with respect to (i) the Surviving Pubco Shares issuable upon conversion of the outstanding Class A ordinary shares of FWAC in the Domestication; (ii) the Surviving Pubco Shares issuable as Merger Consideration, including any Surviving Pubco Shares underlying the Surviving Pubco Warrants; and (iii) the Surviving Pubco Series 1 Preferred Shares and the Surviving Pubco Series A Preferred Shares issuable as MIC Preferred Stock Merger Consideration, which Form S-4 will contain a joint proxy statement/prospectus (the “Joint Proxy Statement/Prospectus”).

The Merger Agreement also contains mutual exclusivity provisions prohibiting (a) FWAC and its subsidiaries from initiating, soliciting, endorsing or encouraging an Acquiror Acquisition Proposal (subject to limited exceptions specified therein) or entering into any contracts or agreements in connection therewith and (b) MIC and its subsidiaries from initiating, soliciting, endorsing or encouraging a Company Acquisition Proposal (subject to limited exceptions specified therein) or entering into any contracts or agreements in connection therewith. However, MIC may, prior to obtaining the approval of the First Merger by MIC’s stockholders, engage in discussions or negotiations and provide non-public information to a third party which has made an unsolicited bona fide acquisition proposal if the board of directors of MIC (the “Board”) determines in good faith, after consultation with outside legal counsel and financial advisors, that an alternative acquisition proposal constitutes, or would reasonably be likely to lead to, a Superior Proposal, and the Board further determines in good faith, after consultation with outside legal counsel, that the failure to take such actions would reasonably be expected to constitute a breach of its fiduciary duties under applicable law.

Conditions to Consummation of the Transactions

Consummation of the transactions contemplated by the Merger Agreement is subject to conditions of the respective parties that are customary for a transaction of this type, including, among others: (a) approval by FWAC’s shareholders of certain proposals to be set forth in the Joint Proxy Statement/Prospectus; (b) approval of the Mergers and the other transactions contemplated by the Merger Agreement by the stockholders of MIC; including an amendment to MIC’s charter to remove provisions related to Roll-Up Transactions (as defined in MIC’s charter) (the “Charter Amendment”); (c) there being no Governmental Order, statute, rule or regulation enjoining or prohibiting the consummations of the Mergers; (d) the waiting period applicable to the Mergers under the HSR Act, if applicable, having expired (or early termination having been granted); (e) the Registration Statement becoming effective; and (f) FWAC having at least $5,000,001 of net tangible assets.

MIC and its subsidiaries have separate closing conditions, including, among others, that no material adverse effect has occurred with respect to FWAC. FWAC and Merger Sub have separate closing conditions, including, among others, that no material adverse effect has occurred with respect to MIC.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances prior to the Closing, including, among others:

(i)	by written consent of FWAC and MIC;

(ii)	by either party if there is a final non-appealable order issued by a governmental authority preventing the consummation of the transactions contemplated by the Merger Agreement;

(iii)	by either party if the stockholders of MIC do not approve the First Merger and the Charter Amendment;

(iv)	by either party if the shareholders of FWAC do not approve certain of the proposals set forth in the Merger Agreement at the shareholders’ meeting;

(v)	subject to certain provisions for extension, by either party if the Closing has not occurred on or prior to May 27, 2023;

(vi)

by either party if the other party breached any of its representations, warranties, covenants or agreements set forth in the Merger Agreement, such that the conditions to closing would not be satisfied and such breach cannot or has not been cured within 30 days’ notice by the other party;

(vii)	by written notice of MIC to FWAC prior to the receipt of MIC stockholder approval, in order to accept a Superior Proposal; and

(viii)

by written notice of FWAC to MIC if (i) the Board or a committee thereof shall have made an adverse recommendation change, (ii) the Board shall have failed to publicly recommend against any tender offer or exchange offer that constitutes a takeover proposal within ten business days, after the commencement of such tender offer or exchange offer, (iii) the Board shall have failed to publicly reaffirm its recommendation to approve the Mergers within ten business days after the date an acquisition proposal is announced or (iv) a willful or material breach of MIC’s non-solicitation covenant occurs.

Except for the payment of a termination fee of $4,000,000 by MIC in the case of certain termination events, if the Merger Agreement is validly terminated, none of the parties will have any liability or any further obligation under the Merger Agreement with certain limited exceptions, including liability arising out of any willful and material breach of the Merger Agreement.

A copy of the Merger Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference. The foregoing description of the Merger Agreement and the transactions contemplated thereby is not complete and is qualified in its entirety by reference to the Merger Agreement filed herewith. The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about FWAC, MIC or their respective subsidiaries or affiliates. The representations, warranties, and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date hereof, which subsequent information may or may not be fully reflected in FWAC’s public disclosures.

Lock-up Agreements

Sponsor Lock-up Agreement

Concurrently with the execution of the Merger Agreement, Fifth Wall Acquisition Sponsor III LLC, a Cayman Islands limited liability company (the “Sponsor”), MIC and FWAC entered into a lock-up agreement (“Sponsor Lock-up Agreement”). Pursuant to the Sponsor Lock-up Agreement, Sponsor agreed, among other things, that its shares received in exchange for the Class A ordinary shares of FWAC in the Mergers, may not be transferred until, subject to certain customary exceptions, the earlier to occur of (a) six (6) months following Closing and (b) the date after the Closing on which FWAC completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of FWAC’s shareholders having the right to exchange their equity holdings in FWAC for cash, securities or other property.

A copy of the Sponsor Lock-up Agreement is filed with this Current Report on Form 8-K as Exhibit 10.1 and is incorporated herein by reference. The foregoing description of the Sponsor Lock-up Agreement is not complete and is qualified in its entirety by reference to the Sponsor Lock-up Agreement filed herewith, which is incorporated by reference herein.

Seller Lock-up Agreement

Concurrently with the execution of the Merger Agreement, certain security holders of MIC (“MIC Holders”), FWAC and MIC entered into a lock-up agreement (“Seller Lock-up Agreement”). Pursuant to the Seller Lock-up Agreement, MIC Holders agreed, among other things, that their shares received as MIC Common Stock Merger Consideration may not be transferred until, subject to certain customary exceptions, the earlier to occur of (a) six (6) months following Closing and (b) the date after the Closing on which FWAC completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of FWAC’s shareholders having the right to exchange their equity holdings in FWAC for cash, securities or other property.

A copy of the Seller Lock-up Agreement is filed with this Current Report on Form 8-K as Exhibit 10.2 and is incorporated herein by reference. The foregoing description of the Seller Lock-up Agreement is not complete and is qualified in its entirety by reference to the Seller Lock-up Agreement filed herewith, which is incorporated by reference herein.

Sponsor Agreement

Concurrently with the execution of the Merger Agreement, FWAC also entered into a Sponsor Agreement (the “Sponsor Agreement”) with the Sponsor, and certain holders of FWAC’s Class B ordinary shares, par value $0.0001 per share (the “Class B Holders”), whereby the Sponsor and the Class B Holders, have agreed to waive certain of their anti-dilution and conversion rights with respect to their Class B ordinary shares, par value $0.0001 per share, of FWAC (such shares, together with any Class A Shares or Surviving Pubco Shares issuable upon conversion thereof, the “Founder Shares”). The Sponsor also has agreed to certain restrictions with respect to its Founder Shares, as follows: (a) 1,658,750 Founder Shares will vest at such time as the aggregate volume-weighted average price per Surviving Pubco Share for any 5-consecutive trading day period after the Closing Date equals or exceed $16.00 per share (provided that such Founder Shares will be cancelled if the Founder Shares have not vested prior to December 31, 2026), (b) 1,658,750 Founder Shares will vest at such time as the aggregate volume-weighted average price per Surviving Pubco Share for any 5-consecutive trading day period after the Closing Date equals or exceeds $20.00 per share (provided that such Founder Shares will be cancelled if the Founder Shares have not vested prior to December 31, 2028), (c) the Sponsor will deliver to FWAC for cancellation and for no consideration 1,375,000 Founder Shares and any portion of 2,062,500 Founder Shares not transferred to third-party investors in connection with the Closing, and (d) if the aggregate cash proceeds from PIPE Investments (excluding the Initial PIPE Investment and PIPE Investments by MIC’s directors, officers and affiliates) and any other third-party financing (other than debt financing) to be funded at the Closing are less than $40,000,000, the Sponsor will deliver to FWAC for cancellation and for no consideration 1,375,000 Founder Shares, which number of shares shall be reduced to 1,000,000 Founder Shares if such cash proceeds at Closing equal or exceed $40,000,000 but are less than $50,000,000. If earlier, the Founder Shares described in the foregoing clauses (a) and (b) shall vest on the date after the Closing on which Surviving Pubco (or its successors) completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of Surviving Pubco’s (or its successor’s) stockholders having the right to exchange their Surviving Pubco Shares for cash, securities or other property.

A copy of the Sponsor Agreement is filed with this Current Report on Form 8-K as Exhibit 10.3 and is incorporated herein by reference. The foregoing description of the Sponsor Agreement is not complete and is qualified in its entirety by reference to the Sponsor Agreement filed herewith, which is incorporated by reference herein.

PIPE Investment (Private Placement)

Concurrently with the execution of the Merger Agreement, FWAC entered into a subscription agreement (the “Subscription Agreement”) with the Initial PIPE Investor, pursuant to which, among other things, the Initial PIPE Investor has agreed to subscribe for and purchase, and FWAC has agreed to issue and sell to the Initial PIPE Investor an aggregate of 1,200,000 Surviving Pubco Shares for a purchase price of $10.00 per 1.2 shares, on the terms and subject to the conditions set forth therein (the “Initial PIPE Investment”). The Subscription Agreement contains customary representations and warranties of FWAC, on the one hand, and the Initial PIPE Investor, on the other hand, and customary conditions to closing, including the consummation of the transactions contemplated by the Merger Agreement. Surviving Pubco Shares to be issued and sold to the Initial PIPE Investor pursuant to the Subscription Agreement will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder. The Subscription Agreement provides the Initial PIPE Investor with certain customary registration rights. The Subscription Agreement further provides that one-sixth of the Surviving Pubco Shares issued to the PIPE Investors will be subject to certain transfer restrictions.

A copy of the form of Subscription Agreement is filed with this Current Report on Form 8-K as Exhibit 10.4 and is incorporated herein by reference. The foregoing description of the Subscription Agreement is not complete and is qualified in its entirety by reference to the form of Subscription Agreement filed herewith, which is incorporated by reference herein.

Support Agreements

Color Up Support Agreement

Concurrently with the execution of the Merger Agreement, FWAC and Color Up, LLC, a Delaware limited liability company (“Color Up”), entered into an agreement (the “Color Up Support Agreement”) pursuant to which Color Up agreed to vote its MIC shares (i) in favor of the Mergers and the transactions contemplated by the Merger Agreement, (ii) in favor of any proposal to adjourn a meeting of the MIC stockholders at which there is a proposal to adopt the Merger Agreement if there are not sufficient votes to adopt the proposals described in clause (i) above or if there are not sufficient shares of MIC’s common stock present in person or represented by proxy to constitute a quorum, (iii) against any Company Acquisition Proposal, (iv) subject to certain exceptions, in any circumstances upon which a consent or other approval is required under MIC’s Charter or otherwise sought with respect to the Merger Agreement (including the Mergers), to vote, consent or approve all of Color Up’s MIC shares held at such time in favor thereof, (v) against and withhold consent with respect to any merger, purchase of all or substantially all of MIC’s assets or other business combination transaction (other than the Merger Agreement), (vi) against any proposal, action or agreement that would impede, frustrate, prevent or nullify any provision of the Color Up Support Agreement, the Merger Agreement, or the Mergers, and (vii) in favor of any proposal to amend the Third Amended and Restated Limited Partnership Agreement of Mobile Infra Operating Partnership, L.P., as contemplated by the Merger Agreement (the “A&R LPA”). Color Up Support Agreement also contains customary termination provisions.

A copy of the Color Up Support Agreement is filed with this Current Report on Form 8-K as Exhibit 10.5 and is incorporated herein by reference. The foregoing description of the Color Up Support Agreement is not complete and is qualified in its entirety by reference to the Color Up Support Agreement filed herewith, which is incorporated by reference herein.

HS3 Support Agreement

Concurrently with the execution of the Merger Agreement, FWAC and HSCP Strategic III, L.P., a Delaware limited partnership (“HS3”), entered into an agreement (the “HS3 Support Agreement”) pursuant to which HS3 agreed to enter into the A&R LPA. HS3 Support Agreement also contains customary termination provisions.

A copy of the HS3 Support Agreement is filed with this Current Report on Form 8-K as Exhibit 10.6 and is incorporated herein by reference. The foregoing description of the HS3 Support Agreement is not complete and is qualified in its entirety by reference to the HS3 Support Agreement filed herewith, which is incorporated by reference herein.

Color Up and HS3 are limited partners of the Mobile Infra Operating Partnership, L.P. (“Operating Partnership”) and own approximately 44.2% and 10%, respectively, of the outstanding operating partnership units of the Operating Partnership. Color Up is MIC’s largest stockholder and is controlled by MIC’s Chief Executive Officer and a director, Manuel Chavez, MIC’s President, Chief Financial Officer, Treasurer, Secretary and a director, Stephanie Hogue, and a director of MIC, Jeffrey Osher. HS3 is controlled by Mr. Osher.

Item 3.02	Unregistered Sales of Equity Securities.

The disclosures set forth in Item 1.01 of this Current Report on Form 8-K relating to the “PIPE Investment (Private Placement)” are incorporated by reference into this Item 3.02. The Surviving Pubco Shares to be issued and sold to the PIPE Investors pursuant to the Subscription Agreements, will not be registered under the Securities Act, in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01	Regulation FD Disclosure.

On December 13, 2022, FWAC and MIC issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

Furnished herewith as Exhibit 99.2 hereto and incorporated into this Item 7.01 by reference is the investor presentation that has been made available to investors in connection with the announcement of the Merger Agreement.

The foregoing (including the information presented in Exhibits 99.1 and 99.2) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act. The submission of the information set forth in this Item 7.01 shall not be deemed an admission as to the materiality of any information in this Item 7.01, including the information presented in Exhibit 99.1 and Exhibit 99.2, that is provided solely in connection with Regulation FD.

Additional Information

This document relates to the proposed Mergers involving FWAC and MIC. FWAC intends to file a registration statement on Form S-4 with the SEC, which will include a joint proxy statement of FWAC and MIC that will constitute a prospectus of FWAC, referred to as a Joint Proxy Statement/Prospectus, and each party will file other documents with the SEC regarding the proposed transaction. A definitive Joint Proxy Statement/Prospectus will also be sent to the shareholders of FWAC and the stockholders of MIC, in each case seeking any required approvals. Investors and security holders of FWAC and MIC are urged to carefully read the entire Joint Proxy Statement/Prospectus, when it becomes available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by FWAC and MIC with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Alternatively, the documents filed by FWAC, when available, can be obtained free of charge from FWAC upon written request to Fifth Wall Acquisition Corp. III, 6060 Center Drive, 10th Floor, Los Angeles, California 90045, and the documents filed by MIC, when available, can be obtained free of charge from MIC upon written request to MIC, 30 W 4th Street, Cincinnati, Ohio 45202.

No Offer or Solicitation

This document does not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This document also does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor will there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom.

Participants in the Solicitation

FWAC, MIC and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies, in favor of the approval of the Mergers and related matters. Information regarding FWAC’s directors and executive officers is contained in the section of FWAC’s final IPO prospectus titled “Management”, which was filed with the SEC on May 26, 2021, and information regarding MIC’s directors and executive officers is contained in the section of MIC’s Annual Report on Form 10-K titled “Directors, Executive Officers and Corporate Governance”, which was filed with the SEC on March 30, 2022. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus and other relevant documents filed with the SEC when they become available. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the paragraph titled “Additional Information.”

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, FWAC’s and MIC’s expectations or predictions of future financial or business performance or conditions, the anticipated benefits of the proposed transaction, the expected composition of the management team and board of directors following the transaction, the expected use of capital following the transaction, including MIC’s ability to accomplish the initiatives outlined above, the expected timing of the closing of the transaction and the expected cash balance of the combined company following the Closing. Any forward-looking statements herein are based solely on the expectations or predictions of FWAC or MIC and do not express the expectations, predictions or opinions of Fifth Wall in any way. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events, or results of operations, are forward-looking statements. These statements may be preceded by, followed by, or include the words “believes,” “estimates,” “expects,” “projects,” “predicts,” “forecasts,” “may,” “will,” “could,” “should,” “seeks,” “plans,” “scheduled,” “anticipates,” “potential,” “intends” or “continue” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results, or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in the section of FWAC’s Form S-1 titled “Risk Factors,” which was filed with the SEC on April 16, 2021, as amended, and in the section of MIC’s Annual Report on Form 10-K titled “Risk Factors,” which was filed with the SEC on March 30, 2022, and in Part II, Item 1A “Risk Factors” in MIC’s Quarterly Reports on Form 10-Q filed with the SEC on May 16, 2022, August 15, 2022, and November 18, 2022. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are based on FWAC’s or MIC’s management’s current expectations and beliefs, as well as a number of assumptions concerning future events. However, there can be no assurance that the events, results, or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither FWAC nor MIC is under any obligation and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which FWAC and MIC have filed or will file from time to time with the SEC.

In addition to factors previously disclosed in FWAC’s and MIC’s reports filed with the SEC, including FWAC’s and MIC’s most recent reports on Form 8-K and all attachments thereto, which are available, free of charge, at the SEC’s website at www.sec.gov, and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: risks and uncertainties related to the inability of the parties to successfully or timely consummate the Mergers, including the risk that any required regulatory approvals or securityholder approvals of FWAC or MIC are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Mergers is not obtained, failure to realize the anticipated benefits of the Mergers, risks related to MIC’s ability to execute on its business strategy, attain its investment strategy or increase the value of its portfolio, act on its pipeline of acquisitions, attract and retain users, develop new offerings, enhance existing offerings, compete effectively, and manage growth and costs, the duration and global impact of COVID-19, the possibility that FWAC or MIC may be adversely affected by other economic, business and/or competitive factors, the number of redemption requests made by FWAC’s public shareholders, the ability of MIC and the combined company to leverage Fifth Wall’s limited partner and other commercial relationships to grow MIC’s customer base (which is not the subject of any legally binding obligation on the part of Fifth Wall or any of its partners or representatives), the ability of MIC and the combined company to leverage its relationship with any other MIC investor (including investors in the proposed PIPE Investment) to grow MIC’s customer base, the ability of the combined company to meet Nasdaq’s listing standards (or the standards of any other securities exchange on which securities of the public entity are listed) following the Mergers, the inability to complete the private placement of FWAC common stock to certain institutional accredited investors, the risk that the announcement and consummation of the transaction disrupts MIC’s current plans and operations, costs related to the transaction, changes in applicable laws or regulations, the outcome of any legal proceedings that may be instituted against FWAC, MIC, or any of their respective directors or officers, following the announcement of the transaction, the ability of FWAC or the combined company to issue equity or equity-linked securities in connection with the proposed Mergers or in the future, the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions and purchase price and other adjustments; and those factors discussed in documents of FWAC or MIC filed, or to be filed, with the SEC. Additional factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements will also be provided in the Joint Proxy Statement/Prospectus, when available.

Any financial projections in this document are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond FWAC’s and MIC’s control. While all projections are necessarily speculative, FWAC and MIC believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this document should not be regarded as an indication that FWAC and MIC, or their representatives, considered or consider the projections to be a reliable prediction of future events.

This document is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in FWAC and is not intended to form the basis of an investment decision in FWAC. All subsequent written and oral forward-looking statements concerning FWAC and MIC, the proposed transaction, or other matters and attributable to FWAC and MIC or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

2.1†	Agreement and Plan of Merger, dated as of December 13, 2022, by and among Fifth Wall Acquisition Corp. III, Queen Merger Corp. I and Mobile Infrastructure Corporation†

10.1	Sponsor Lock-up Agreement, dated as of December 13, 2022, by and among Fifth Wall Acquisition Sponsor III LLC, Fifth Wall Acquisition Corp. III, and Mobile Infrastructure Corporation

10.2	Seller Lock-up Agreement, dated as of December 13, 2022, by and among Fifth Wall Acquisition Corp. III, Mobile Infrastructure Corporation and certain security holders of Mobile Infrastructure Corporation

10.3	Sponsor Agreement, dated as of December 13, 2022, by and among Fifth Wall Acquisition Corp. III, Fifth Wall Acquisition Sponsor III LLC, and certain holders of Fifth Wall Acquisition Corp. III’s Class B ordinary shares

10.4	Form of Subscription Agreement

10.5	Support Agreement, dated as of December 13, 2022, by and between Fifth Wall Acquisition Corp. III and Color Up, LLC

10.6	Support Agreement, dated as of December 13, 2022, by and between Fifth Wall Acquisition Corp. III and HSCP Strategic III, L.P.

99.1	Press Release, dated December 13, 2022

99.2	Investor Presentation, dated December 2022

104	Cover Page Interactive Data File (formatted as Inline XBRL)

†

Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). FWAC agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 13, 2022

FIFTH WALL ACQUISITION CORP. III

By:	/s/ Andriy Mykhaylovskyy
Name:	Andriy Mykhaylovskyy
Title:	Chief Financial Officer

Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

FIFTH WALL ACQUISITION CORP. III,

as the Acquiror,

QUEEN MERGER CORP. I,

as Merger Sub, and

MOBILE INFRASTRUCTURE CORPORATION,

as MIC or the Company,

Dated as of December 13, 2022

i

ii

Exhibit A – Form of Domesticated Charter
Exhibit B – Form of Domesticated Bylaws
Exhibit C – Sponsor Support Agreement
Exhibit D – Color Up Support Agreement
Exhibit E – Form of A&R OP LPA
Exhibit F – HS3 Support Agreement
Exhibit G-1 – Form of Company Lock-Up Agreement
Exhibit G-2 – Form of Sponsor Lock-Up Agreement
Exhibit H – Form of Initial Subscription Agreement
Exhibit I – Company Charter Amendment

iii

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) is made and entered into as of December 13, 2022 by and among (i) FIFTH WALL ACQUISITION CORP. III, a Cayman Islands exempted company (together with its successors, including after the Domestication (as defined below), the “Acquiror”), (ii) QUEEN MERGER CORP. I, a Maryland corporation and wholly-owned subsidiary of the Acquiror (“Merger Sub” and together with the Acquiror, the “Acquiror Entities”), and (iii) MOBILE INFRASTRUCTURE CORPORATION, a Maryland corporation, (“MIC” or the “Company” and, together with its Subsidiaries, the “Mobile Companies”). The Acquiror, Merger Sub and the Company are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties”.

RECITALS

A. The Acquiror is a blank check company incorporated as a Cayman Islands exempted company and incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (a “Business Combination”);

B. The Acquiror owns all of the issued and outstanding shares of common stock of Merger Sub, which was formed for the sole purpose of the Mergers (as defined below);

C. Prior to the consummation of the First Merger (as defined below), at or prior to the Closing, the Acquiror shall transfer by way of continuation from the Cayman Islands to the State of Maryland and will domesticate by means of a corporate conversion (the “Domestication”) to a Maryland corporation (“Surviving Pubco”) in accordance with Title 3 Subtitle 9 of the Maryland General Corporation Law, as amended (the “MGCL”) and Part XII of the Cayman Islands Companies Act (As Revised) (as amended, the “CICA”);

D. Concurrently with the Domestication, the Acquiror shall file articles of incorporation substantially in the form attached hereto as Exhibit A (the “Domesticated Charter”) with the State Department of Assessments and Taxation of Maryland (the “SDAT”) and adopt bylaws substantially in the form attached hereto as Exhibit B (the “Domesticated Bylaws”), with such changes as may be agreed in writing by the Acquiror and the Company;

E. At the effective time of the Domestication, (i) each then issued and outstanding share of Acquiror Class A Common Stock (as defined below) shall convert automatically, on a one-for-one basis, into one share of common stock, par value $0.0001 per share, of Acquiror (after its domestication as a corporation incorporated in the State of Maryland) (the “Surviving Pubco Shares”); and (ii) each then issued and outstanding share of Acquiror Class B Common Stock (as defined below) shall convert automatically, on a one-for-one basis, into one Surviving Pubco Share;

F. Following the Domestication, but prior to the Mergers (as defined below), Surviving Pubco intends to contribute to Mobile Infra Operating Partnership, L.P., a Maryland limited partnership (the “Operating Partnership”) (i) all of the cash and cash equivalents in the Trust Account as of the First Effective Time (less the Acquiror Share Redemption Amount), (ii) the proceeds from the PIPE Investment and (iii) any other third-party financing to be funded at the Closing;

G. Upon the terms and subject to the conditions set forth herein, following the Domestication, the Parties intend to effect a business combination transaction pursuant to which Merger Sub will merge with and into the Company in accordance with the MGCL (the “First Merger”), with the Company continuing as the surviving entity (the “First-Step Surviving Company”);

H. Immediately following the effectiveness of the First Merger and upon the terms and subject to the conditions of this Agreement, the Parties intend to effect a business combination transaction pursuant to which the First-Step Surviving Company will merge with and into Surviving Pubco in accordance with the MGCL (the “Second Merger” and, together with the First Merger, the “Mergers”), with Surviving Pubco continuing as the surviving entity (the “Second-Step Surviving Company”);

I. Concurrently with the execution hereof, Fifth Wall Acquisition Sponsor III LLC, a Cayman Islands exempted limited company (“Sponsor”), has entered into a support agreement substantially in the form attached hereto as Exhibit C (the “Sponsor Support Agreement”), pursuant to which the Sponsor has agreed to, among other things, upon the terms and subject to the conditions set forth therein, vote its shares of Acquiror Common Stock in favor of the Acquiror Transaction Proposals;

J. The Acquiror has received a voting and support agreement substantially in the form attached hereto as Exhibit D (the “Color Up Support Agreement”) from Color Up, LLC, a Delaware limited liability company (“Color Up”), pursuant to which Color Up has agreed to, upon the terms and subject to the conditions set forth therein, (i) vote its shares of MIC Common Stock in favor of the approval of the Merger and the Company Charter Amendment, and (ii) enter into a Fourth Amended and Restated Limited Partnership Agreement of the Operating Partnership substantially in the form attached hereto as Exhibit E (the “A&R OP LPA”);

K. The Acquiror has received a support agreement substantially in the form attached hereto as Exhibit F (the “HS3 Support Agreement”), pursuant to which HSCP Strategic III, L.P. (“HS3”) has agreed to, upon the terms and subject to the conditions set forth therein, enter into the A&R OP LPA;

L. Simultaneously with the execution and delivery of this Agreement, (a) the Acquiror and the Company entered into a Lock-Up Agreement in favor of Acquiror and the Company substantially in the form attached hereto as Exhibit G-1 (each, a “Company Lock-Up Agreement”), with Color Up, which shall become effective as of the Closing, and (b) the Acquiror and the Company entered into a Lock-Up Agreement in favor of Acquiror and the Company substantially in the form attached hereto as Exhibit G-2 (each, a “Sponsor Lock-Up Agreement”), with the Sponsor, which shall become effective as of the Closing;

M. On or prior to the date hereof, Acquiror entered into a Subscription Agreement substantially in the form attached hereto as Exhibit H (the “Initial Subscription Agreement”) with the Initial PIPE Investor pursuant to which the Initial PIPE Investor agreed to purchase from Surviving Pubco, prior to or substantially concurrently with the Closing but following the Domestication, $10,000,000 (the “Initial PIPE Investment Amount”) of Surviving Pubco Shares at $10.00 per 1.2 shares, in each case on terms and subject to the conditions set forth therein, the form of which is attached hereto as Exhibit H;

N. Concurrent with the Closing, Surviving Pubco, Sponsor and certain of the MIC Shareholders, will enter into an amended and restated registration rights agreement in a form to be mutually agreed by the parties hereto with substantially the same rights as set forth in the Acquiror’s and the Company’s registration rights agreements in effect as of the date hereof (the “Registration Rights Agreement”);

O. For U.S. federal income Tax purposes (and for purposes of any applicable state or local income Tax that follows the U.S. federal income Tax treatment), the Parties intend that (i) the Domestication qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder, (ii) the Mergers, taken together, are treated as integrated steps of a single transaction qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder to which the Parties are parties under Section 368(b) of the Code (the “Intended Tax Treatment”), and (iii) this Agreement be, and hereby is, adopted as a “plan of reorganization” for the purposes of Section 368 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a); and

P. Simultaneously with the execution and delivery of this Agreement, the Company entered into an amendment to each Executive Employment Agreement and to the LTIP Unit Agreement related thereto.

Q. Certain capitalized terms used herein are defined in Section 1.1 hereof.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

Section 1.1. Definitions. As used herein, the following terms shall have the following meanings:

“2021 Consolidated Appropriations Act” means the Consolidated Appropriations Act, 2021, or applicable rules and regulations promulgated thereunder, as amended from time to time.

“2022 Financial Statements” has the meaning specified in Section 6.3(a).

“A&R OP LPA” has the meaning specified in the Recitals hereto.

“Acceptable Confidentiality Agreement” has the meaning specified in Section 8.6(b).

“Acquiror” has the meaning specified in the Preamble hereto.

“Acquiror Acquisition Proposal” has the meaning specified in Section 8.6(h)(i).

“Acquiror Class A Common Stock” means Class A ordinary shares, par value $0.0001 per share, of Acquiror.

“Acquiror Class B Common Stock” means Class B ordinary shares, par value $0.0001 per share, of Acquiror.

“Acquiror Common Stock” means (a) prior to the Domestication, Acquiror Class A Common Stock and Acquiror Class B Common Stock, and (b) from and following the Domestication, Surviving Pubco Shares.

“Acquiror Cure Period” has the meaning specified in Section 10.1(h).

“Acquiror D&O Tail Policy” has the meaning specified in Section 8.8(d).

“Acquiror Disclosure Letter” has the meaning specified in the introduction to Article V.

“Acquiror Entities” has the meaning specified in the Preamble hereto.

“Acquiror Financing Certificate” has the meaning specified in Section 2.4(c)(i).

“Acquiror Material Adverse Effect” means any change, event, or occurrence, that, individually or when aggregated with other changes, events, or occurrences, (a) has had a materially adverse effect on the business, assets, financial condition or results of operations of Acquiror and its Subsidiaries, taken as a whole, or (b) would reasonably be expected to prevent or materially delay or materially impair the ability of Acquiror or its Subsidiaries to perform any of their respective covenants or obligations under this Agreement or any Ancillary Agreement or to timely consummate the transactions contemplated hereby or thereby; provided, that no change, event or occurrence described in clauses (i) through (x) of the definition of Company Material Adverse Effect (which shall apply as to Acquiror and its Subsidiaries, mutatis mutandis) shall be deemed to constitute an Acquiror Material Adverse Effect or be taken into account in determining whether an Acquiror Material Adverse Effect pursuant to clause (a) has occurred); provided, further, that if a change, event or occurrence related to clause (ii) or clauses (iv) through (vii) of the definition of Company Material Adverse Effect disproportionately adversely affects Acquiror and its Subsidiaries, taken as a whole, compared to other Persons operating in the same industry as Acquiror and its Subsidiaries, then such disproportionate impact may be taken into account in determining whether an Acquiror Material Adverse Effect has occurred.

“Acquiror Modification in Recommendation” has the meaning specified in Section 8.2(b).

“Acquiror SEC Filings” has the meaning specified in Section 5.5.

“Acquiror Securities” has the meaning specified in Section 5.11(a).

“Acquiror Share Amount” means the number of Surviving Pubco Shares to be outstanding as of the Closing after giving effect to the Acquiror Share Redemptions.

“Acquiror Share Redemption” means the election of an eligible (as determined in accordance with Acquiror’s Governing Documents) holder of Acquiror Class A Common Stock to redeem all or a portion of the shares of Acquiror Class A Common Stock held by such holder at a per-share price, payable in cash, equal to a pro rata share of the aggregate amount on deposit in the Trust Account (including any interest earned on the funds held in the Trust Account) (as determined in accordance with Acquiror’s Governing Documents) in connection with the Acquiror Transaction Proposals or any Extension Proposal, as applicable.

“Acquiror Share Redemption Amount” means the aggregate amount payable with respect to all Acquiror Share Redemptions.

“Acquiror Shareholder Approvals” means the approval of those Acquiror Transaction Proposals identified in clauses (A), (B), (C), (D), (E) and (F) of Section 8.2(b), at an Acquiror Shareholders’ Meeting duly called by the Board of Directors of Acquiror and held for such purpose, in accordance with the CICA, the Governing Documents of Acquiror, and Nasdaq rules and regulations.

“Acquiror Shareholders” means the shareholders of Acquiror as of immediately prior to the Domestication.

“Acquiror Shareholders’ Extension Meeting” has the meaning specified in Section 8.12(e).

“Acquiror Shareholders’ Meeting” has the meaning specified in Section 8.2(b).

“Acquiror Transaction Expenses” means, without duplication, all out-of-pocket fees and expenses of Acquiror and its Subsidiaries paid or payable (whether or not billed or accrued for) as a result of or in connection with Acquiror’s pursuit of an initial business combination, the negotiation, documentation and consummation of this Agreement and the transactions contemplated hereby, including: (i) fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers (including any deferred underwriting fees incurred by Acquiror in connection with its initial public offering), (ii) 50% of the filing fees payable to the Antitrust Authorities and SEC in connection with the transactions contemplated hereby, and (iii) amounts owing or that may become owed, payable or otherwise due, directly or indirectly, in connection with the consummation of the transactions contemplated hereby, including fees, costs and expenses related to the termination of any Working Capital Loans. For the avoidance of doubt, Acquiror Transaction Expenses shall exclude Indebtedness (other than Working Capital Loans).

“Acquiror Transaction Proposals” has the meaning specified in Section 8.2(b).

“Additional LTIP Consideration” means up to 687,500 restricted stock units of the Company or incentive units of the Operating Partnership (or a similar type of incentive equity security permitted under the Incentive Plan) issuable to certain officers and directors of the Company as determined by the Compensation Committee of the Company’s Board of Directors.

“Adverse Recommendation Change” has the meaning specified in Section 8.6(c)(i).

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, whether through one or more intermediaries or otherwise. The term “control” (including the terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“Agreement” has the meaning specified in the Preamble hereto.

“Agreement End Date” has the meaning specified in Section 10.1(e).

“Alternative Acquisition Agreement” has the meaning specified in Section 8.6(c)(ii).

“Alternative PIPE Investment” has the meaning specified in Section 7.5(c).

“Alternative Subscription Agreement” has the meaning specified in Section 7.5(c).

“Ancillary Agreements” has the meaning specified in Section 11.10.

“Anti-Bribery Laws” means the anti-bribery provisions of the Foreign Corrupt Practices Act of 1977, as amended, and all other applicable anti-corruption and bribery Laws (including the U.K. Bribery Act 2010, and any rules or regulations promulgated thereunder or other Laws of other countries implementing the OECD Convention on Combating Bribery of Foreign Officials).

“Antitrust Authorities” means the Antitrust Division of the United States Department of Justice, the United States Federal Trade Commission or the antitrust or competition Law authorities of any other jurisdiction (whether United States, foreign or multinational).

“Antitrust Information or Document Request” means any request or demand for the production, delivery or disclosure of documents or other evidence, or any request or demand for the production of witnesses for interviews or depositions or other oral or written testimony, by any Antitrust Authorities relating to the transactions contemplated hereby or by any third party challenging the transactions contemplated hereby, including any so called “second request” for additional information or documentary material or any civil investigative demand made or issued by any Antitrust Authority or any subpoena, interrogatory or deposition.

“Audited Financial Statements” has the meaning specified in Section 4.9(a).

“Breakup Fee” has the meaning specified in Section 10.3(b)(ii).

“Business Combination” has the meaning specified in the Recitals hereto.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York or Cincinnati, Ohio or Governmental Authorities in the Cayman Islands (for so long as Acquiror remains domiciled in Cayman Islands) are authorized or required by Law to close.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act, Pub. L. 116-136 Mar. 27, 2020 (or applicable rules and regulations promulgated thereunder, as amended from time to time).

“CICA” has the meaning specified in the Recitals hereto.

“Closing” has the meaning specified in Section 2.2.

“Closing Date” has the meaning specified in Section 2.2.

“COBRA” has the meaning specified in Section 4.14(g).

“Code” means the Internal Revenue Code of 1986, as amended.

“Color Up” has the meaning specified in the Recitals hereto.

“Color Up Support Agreement” has the meaning specified in the Recitals hereto.

“Company” has the meaning specified in the Preamble hereto.

“Company Awards” has the meaning specified in Section 4.6(b).

“Company Benefit Plan” has the meaning specified in Section 4.14(a).

“Company Book Entry Share” means each share in book-entry form evidencing any shares of MIC Common Stock or MIC Preferred Stock issued and outstanding immediately prior to the First Effective Time.

“Company Certificate” means each certificate representing any shares of MIC Common Stock or MIC Preferred Stock issued and outstanding immediately prior to the First Effective Time.

“Company Charter” means the Articles of Amendment and Restatement of MIC, dated as of September 22, 2015, as amended and supplemented as of the date hereof.

“Company Charter Amendment” means the amendment to the Company Charter, substantially in the form attached hereto as Exhibit I.

“Company Cure Period” has the meaning specified in Section 10.1(f).

“Company D&O Policy” has the meaning specified in Section 8.8(c).

“Company Disclosure Letter” has the meaning specified in the introduction to Article IV.

“Company Financing Certificate” has the meaning specified in Section 2.4(c)(ii).

“Company IP” means all Intellectual Property owned or purported to be owned by any of the Mobile Companies.

“Company IP Licenses” has the meaning set forth in Section 4.21(b).

“Company Lock-Up Agreement” has the meaning specified in the Recitals hereto.

“Company Material Adverse Effect” means any change, event, or occurrence, that, individually or when aggregated with other changes, events, or occurrences: (a) has had a materially adverse effect on the business, assets, financial condition or results of operations of the Mobile Companies, taken as a whole; or (b) is reasonably likely to prevent or materially delay the ability of the Company to consummate the transactions contemplated herein; provided, however, that no change, event, occurrence or effect arising out of or related to any of the following, alone or in combination, shall be taken into account in determining whether a Company Material Adverse Effect pursuant to clause (a) has occurred: (i) acts of war (whether or not declared), sabotage, military or para-military actions or terrorism, or any escalation or worsening of any such acts, or changes in global, national or regional political or social conditions; (ii) earthquakes, hurricanes, tornados, epidemics and pandemics declared by the World Health Organization or any other reputable third party organization (including the COVID-19 virus) or other natural or man-made disasters; (iii) changes attributable to the public announcement or pendency of the transactions contemplated herein (including the impact thereof on relationships with customers, suppliers, employees or Governmental Authorities); provided that the exceptions in this clause (iii) shall not apply with respect to references to Company Material Adverse Effect in the representations and warranties contained in Section 4.4 to the extent that its purpose is to address the consequences resulting from the public announcement or pendency of the transactions contemplated herein or the condition set forth in Section 9.2(a) to the extent related to such representations); (iv) changes or proposed changes in Law, regulations or interpretations thereof or decisions by courts or any Governmental Authority first announced after the date of this Agreement; (v) changes or proposed changes in GAAP (or any interpretation thereof) first announced after the date of this Agreement; (vi) any downturn in general economic conditions, including changes in the credit, debt, securities, financial, capital or reinsurance markets (including changes in interest or exchange rates or the price of any security, market index or commodity), in each case, in the United States or anywhere else in the world; (vii) events or conditions generally affecting the industries and markets in which the Company operates; (viii) any failure to meet any projections, forecasts, estimates, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause (viii) shall not prevent a determination that any change, event, or occurrence underlying such failure (unless otherwise excluded by the other clauses of this proviso) has resulted in a Company Material Adverse Effect; (ix) any actions expressly required to be taken, or expressly required not to be taken, pursuant to the terms of this Agreement; or (x) any action taken by, or at the written request of, Acquiror or any of its Subsidiaries or any actions required to be taken by Law; provided, however, that if a change or effect related to clause (ii) or clauses (iv) through (vii) disproportionately adversely affects the Mobile Companies, taken as a whole, compared to other Persons operating in the same industry as the Mobile Companies, then such disproportionate impact may be taken into account in determining whether a Company Material Adverse Effect has occurred.

“Company Material Contract” has the meaning specified in Section 4.13(a).

“Company Modification in Recommendation” has the meaning specified in Section 8.2(c).

“Company Real Property Leases” has the meaning specified in Section 4.20(b).

“Company Registered IP” has the meaning specified in Section 4.21(a).

“Company SEC Filings” has the meaning specified in Section 4.8.

“Company Shareholder Approval” means the approval of the Company Transaction Proposal identified in clauses (A) and (B) of Section 8.2(c), at a Company Shareholders’ Meeting duly called by the Board of Directors of the Company and held for such purpose, in accordance with the MGCL and the Governing Documents of the Company.

“Company Shareholders’ Meeting” has the meaning specified in Section 8.2(c).

“Company Transaction Expenses” means, without duplication, all out-of-pocket fees and expenses of the Mobile Companies paid or payable (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation and consummation of this Agreement and the transactions contemplated hereby or investigating, pursuing or contemplating any other change of control or consideration of any strategic alternative to the transactions contemplated hereby, including: (i) fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers, (ii) change-in-control payments, transaction bonuses, retention payments, severance or similar compensatory payments payable to any current or former employee, consultant, independent contractor, officer, or director as a result of the transactions contemplated hereby (and not subject to any subsequent event or condition, such as a termination of employment), including the employer portion of payroll Taxes arising therefrom (including any employment Taxes deferred under any COVID-19 Response Law), (iii) 50% of the filing fees payable to the Antitrust Authorities and SEC in connection with the transactions contemplated hereby, (iv) amounts owing or that may become owed, payable or otherwise due (whether or not accrued), directly or indirectly, in connection with the consummation of the transactions contemplated hereby, including fees, costs and expenses related to obtaining any consents required to be obtained hereunder, and (v) such expenses detailed in (i) through (iv) incurred by Affiliates of the Company in connection with the transactions contemplated herein. For the avoidance of doubt, Company Transaction Expenses shall exclude Indebtedness.

“Confidentiality Agreement” has the meaning specified in Section 11.10.

“Contracts” means any legally binding contracts, side letters, agreements, subcontracts, leases, covenants not to sue, licenses, sublicenses and purchase orders, and all ancillary agreements, amendments, modifications, and waivers thereto.

“COVID-19” means SARS-CoV-2 or COVID-19, and any natural evolutions thereof or related or associated epidemics, pandemics or disease outbreaks thereof.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, Governmental Order, action, or directive by any Governmental Authority in connection with or in response to COVID-19, including any COVID-19 Response Law, in each case as applicable to the jurisdictions and industry in which the Company and its Subsidiaries currently conducts its business.

“COVID-19 Response Law” means the 2021 Consolidated Appropriations Act, the CARES Act, the FFCRA, and any other similar, future, or additional federal, state, local, or non-U.S. law, or administrative guidance that addresses or is intended to benefit taxpayers in response to the COVID-19 pandemic and associated economic downturn.

“D&O Persons” has the meaning specified in Section 8.8(a).

“Disclosure Letter” means, as applicable, the Company Disclosure Letter or the Acquiror Disclosure Letter.

“Dollars” or “$” means lawful money of the United States.

“Domesticated Bylaws” has the meaning specified in the Recitals hereto.

“Domesticated Charter” has the meaning specified in the Recitals hereto.

“Domestication” has the meaning specified in the Recitals hereto.

“Environmental Laws” means any and all applicable Laws relating to (a) the treatment, disposal, emission, discharge, Release or threatened Release of Hazardous Materials, (b) pollution, or the protection or management of the environment or natural resources, or (c) protection of human health (with respect to exposure to Hazardous Materials).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” has the meaning specified in Section 3.3(a).

“Exchange Agent Agreement” has the meaning specified in Section 3.3(a).

“Exchange Fund” has the meaning specified in Section 3.3(b).

“Exchange Ratio” means the quotient of (a) the Total Share Consideration divided by (b) the aggregate issued and outstanding shares of MIC Common Stock on a fully diluted basis as of immediately prior to the First Effective Time using the treasury method of accounting, (i) including, without duplication, the number of shares of MIC Common Stock underlying (A) the OP LTIP Units and OP Class A Units (in each case, which, as of immediately prior to the Closing, are convertible, exercisable or exchangeable for OP Common Units in accordance with their terms) and OP Common Units and (B) any new class of securities of the Company, the Operating Partnership or any of their respective Subsidiaries issued on or after the date hereof and convertible by its terms into shares of MIC Common Stock prior to the First Effective Time, in each case without consideration or for a consideration per share or unit less than $15.00 and then only by the proportionate amount by which such new class of securities of the Company or the Operating Partnership was issued for a per share or unit consideration of less than $15.00 and (ii) excluding (A) the number of shares of MIC Common Stock issuable upon conversion, exercise or exchange of all shares of MIC Preferred Stock, OP Performance Units, OP Class A Units, OP LTIP Units and MIC Common Stock Warrants (in each case, which, as of immediately prior to the Closing, are not convertible, exercisable or exchangeable, as applicable, in accordance with their terms) and (B) the number of shares of MIC Common Stock issuable pursuant to (or issuable upon conversion, exercise or exchange of securities issuable pursuant to) the Executive Employment Agreements. For illustrative purposes, Schedule 1.1(a) sets forth the calculation of the Exchange Ratio.

“Executive Employment Agreements” means those employment agreements set forth on Section 4.13(a)(viii) of the Company Disclosure Letter.

“Existing OP LPA” means the Third Amended and Restated Limited Partnership Agreement of the Operating Partnership, as amended from time to time.

“Extension Period” has the meaning specified in Section 8.12(a).

“Extension Proposal” has the meaning specified in Section 8.12(a).

“Extension Proxy Statement” has the meaning specified in Section 8.12(a).

“FFCRA” means the Families First Coronavirus Response Act, Pub. L. No. 116-127 (116th Cong.) (Mar. 18, 2020), as amended.

“Financial Statements” has the meaning specified in Section 4.9(a).

“First Articles of Merger” has the meaning specified in Section 2.3(a).

“First Effective Time” has the meaning specified in Section 2.3(a).

“First Merger” has the meaning specified in the Recitals hereto.

“First-Step Surviving Company” has the meaning specified in the Recitals hereto.

“Founder Group” has the meaning specified in Section 11.18(a).

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time.

“GDC” has the meaning specified in Section 11.18(a).

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of a corporation are its articles of incorporation and by-laws, the “Governing Documents” of a limited partnership are its limited partnership agreement and certificate of limited partnership, the “Governing Documents” of a limited liability company are its operating agreement and certificate of formation and the “Governing Documents” of an exempted company are its memorandum and articles of association.

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal.

“Governmental Authorization” has the meaning specified in Section 4.5.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Hazardous Material” means any (i) pollutant, contaminant, chemical, solid, liquid, gas, material, substance, or waste that is listed, defined, designated or classified as “toxic,” “hazardous,” “hazardous waste”, “hazardous material,” or a “hazardous substance” (or words of similar intent or meaning) under any Environmental Law, including materials that are deemed hazardous pursuant to any Environmental Laws due to their ignitability, corrosivity or reactivity characteristics, or (ii) petroleum or any fraction or product thereof, asbestos or asbestos-containing material, polychlorinated biphenyl, chlorofluorocarbons, or per- and polyfluoroalkyl substances.

“HS3” has the meaning specified in the Recitals hereto.

“HS3 Support Agreement” has the meaning specified in the Recitals hereto.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Incentive Plan” has the meaning specified in Section 8.11.

“Indebtedness” means, with respect to any Person, without duplication, any obligations, contingent or otherwise, in respect of (a) the principal of and premium (if any) in respect of all indebtedness for borrowed money, including accrued interest and any per diem interest accruals, (b) the principal and interest components of capital or finance lease obligations under GAAP, (c) amounts drawn (including any accrued and unpaid interest) on letters of credit, bank guarantees, bankers’ acceptances and other similar instruments (solely to the extent such amounts have actually been drawn), (d) the principal of and premium (if any) in respect of obligations evidenced by bonds, debentures, notes and similar instruments, (e) the termination value of interest rate protection agreements and currency obligation swaps, hedges or similar arrangements (without duplication of other indebtedness supported or guaranteed thereby), (f) the principal component of all obligations to pay the deferred and unpaid purchase price of property and equipment which have been delivered, including “earn outs” and “seller notes,” (g) breakage costs, prepayment or early termination premiums, penalties, or other fees or expenses payable as a result of the consummation of the transactions contemplated hereby in respect of any of the items in the foregoing clauses (a) through (f), and (h) all Indebtedness of another Person referred to in clauses (a) through (g) above guaranteed directly or indirectly, jointly or severally.

“Initial PIPE Investment” means the purchase of Surviving Pubco Shares pursuant to the Initial Subscription Agreement.

“Initial PIPE Investment Amount” has the meaning specified in the Recitals hereto.

“Initial PIPE Investor” means No Street Capital LLC or its applicable Affiliate participating in the Initial PIPE Investment pursuant to the Initial Subscription Agreement.

“Initial Subscription Agreement” has the meaning specified in the Recitals hereto.

“Intended Tax Treatment” has the meaning specified in the Recitals hereto.

“Insurance Policies” has the meaning specified in Section 4.17.

“Intellectual Property” means any rights in or to the following, throughout the world, including all U.S. and foreign: (i) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisional, reissues, re-examinations, substitutions, and extensions thereof (collectively, “Patents”); (ii) trademarks, logos, service marks, trade dress and trade names, slogans and other indicia of source, including all registrations and pending applications to register any of the foregoing together with the goodwill associated therewith (collectively, “Trademarks”); (iii) works of authorship and copyrights (whether registered and unregistered), and applications for registration of copyright (including all translations, adaptations, derivations and combinations of the foregoing) (collectively, “Copyrights”); (iv) internet domain names and social media accounts and handles (collectively, “Internet Assets”); (v) software (including object code, source code, or other form); and (vi) trade secrets, know-how, processes, customer lists, business plans, databases, data compilations and other confidential information or proprietary rights.

“Interim Balance Sheet Date” has the meaning specified in Section 4.9(a).

“Interim Period” has the meaning specified in Section 6.1.

“Intervening Event” has the meaning specified in Section 8.6(h)(iii).

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IRS” means the United States Internal Revenue Service.

“JOBS Act” has the meaning specified in Section 4.9(b).

“Law” means any statute, law, ordinance, rule, principle of common law, regulation or Governmental Order, in each case, of any Governmental Authority.

“Leased Real Property” means all real property leased, licensed, or subleased by the Company or any of its Subsidiaries pursuant to a Company Real Property Lease.

“Legal Proceedings” has the meaning specified in Section 4.11.

“Letter of Transmittal” has the meaning specified in Section 3.3(c).

“Liabilities” means any and all liabilities, Indebtedness, Legal Proceedings or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP or other applicable accounting standards), including Tax liabilities due or to become due.

“License” means any franchise, grant, authorization, license, permit, consent, certificate, approval, order, waiver, registration, or authorization of, or designation, declaration or filing with, or notification to, any Governmental Authority.

“Lien” means all liens, mortgages, deeds of trust, pledges, hypothecations, encumbrances, security interests, adverse claims, options, restrictions, claims, licenses, covenants not to sue or other liens of any kind whether consensual, statutory or otherwise.

“Listing Event” shall have the meaning assigned to such term in the MIC Series 1 Preferred Stock Common Warrant.

“Merger Sub” has the meaning specified in the Preamble hereto.

“Mergers” has the meaning specified in the Recitals hereto.

“MGCL” has the meaning specified in the Recitals hereto.

“MIC” has the meaning specified in the Preamble hereto.

“MIC Common Stock” means the shares of common stock, $0.0001 par value per share, of the Company.

“MIC Common Stock Merger Consideration” has the meaning specified in Section 3.2(a)(i).

“MIC Common Stock Warrants” means the warrants issued by the Company to purchase MIC Common Stock, in accordance with the terms of the applicable warrant agreement, issued and outstanding and unexpired immediately prior to the First Effective Time.

“MIC Convertible Securities” means, collectively, the options, warrants or rights to subscribe for or purchase any equity interests in the Company or securities convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire equity interests of the Company, and for the avoidance of doubt, including the MIC Common Stock Warrants.

“MIC Preferred Stock” means, collectively, (i) the MIC Series 1 Preferred Stock and (ii) the MIC Series A Preferred Stock.

“MIC Preferred Stock Merger Consideration” means, (i) in the case of the MIC Series 1 Preferred Stock, the MIC Series 1 Preferred Stock Merger Consideration and (ii) in the case of the MIC Series A Preferred Stock, the MIC Series A Preferred Stock Merger Consideration.

“MIC Securities” means, collectively, the MIC Stock and the MIC Convertible Securities.

“MIC Security Holders” means, collectively, the holders of MIC Securities.

“MIC Series 1 Preferred Stock” means the Series 1 convertible redeemable preferred stock, par value $0.0001 per share, of MIC, as more particularly described in the Company Charter.

“MIC Series 1 Preferred Stock Common Warrant” means each detachable warrant to purchase thirty-five (35) shares of MIC Common Stock issued to a holder of MIC Series 1 Preferred Stock in connection with every $1,000 in MIC Series 1 Preferred Stock subscribed for by such holder.

“MIC Series 1 Preferred Stock Merger Consideration” means, with respect to each share of MIC Series 1 Preferred Stock, one Surviving Pubco Series 1 Preferred Share.

“MIC Series A Preferred Stock” means the Series A convertible redeemable preferred stock, par value $0.0001 per share, of MIC, as more particularly described in the Company Charter.

“MIC Series A Preferred Stock Common Warrant” means each detachable warrant to purchase thirty (30) shares of MIC Common Stock issued to a holder of MIC Series A Preferred Stock in connection with every $1,000 in MIC Series A Preferred Stock subscribed for by such holder.

“MIC Series A Preferred Stock Merger Consideration” means, with respect to each share of MIC Series A Preferred Stock, one Surviving Pubco Series A Preferred Share.

“MIC Shareholders” means the holders of MIC Stock.

“MIC Stock” means, collectively, the MIC Common Stock and the MIC Preferred Stock.

“Minimum PIPE Investment Amount” has the meaning specified in Section 5.16.

“Mobile Awards” has the meaning specified in Section 4.7(c).

“Mobile Companies” has the meaning specified in the Preamble hereto.

“Nasdaq” has the meaning specified in Section 5.6(c).

“Off-the-Shelf Software” has the meaning set forth in Section 4.21(b).

“Offer Documents” has the meaning specified in Section 8.2(a)(i).

“OP Class A Units” means the class of partnership units of the Operating Partnership designated as “Class A Units” pursuant to the Existing OP LPA.

“OP Class A Unit Agreement” means the Class A Unit Agreement, dated as of November 2, 2021, by and between the Operating Partnership and HS3.

“OP Common Unit” means the class of partnership units of the Operating Partnership designated as “Common Units” pursuant to the Existing OP LPA.

“OP LTIP Unit” means the class of partnership units of the Operating Partnership designated as “LTIP Units” pursuant to the Existing OP LPA.

“OP Performance Unit” means the class of partnership units of the Operating Partnership designated as “Performance Units” pursuant to the Existing OP LPA.

“OP Series 1 Preferred Units” means the Operating Partnership’s Series 1 Cumulative Redeemable Preferred Units, with the rights, priorities and preferences set forth in the Existing OP LPA.

“OP Series A Preferred Units” means the Operating Partnership’s Series A Cumulative Redeemable Preferred Units, with the rights, priorities and preferences set forth in the Existing OP LPA.

“Open Source Software” means software that is licensed pursuant to (i) any license that is, or is substantially similar to, a license now or in the future approved by the Open Source Initiative and listed at http://www.opensource.org/licenses (which licenses shall include all versions of GNU GPL, GNU LGPL, GNU Affero GPL, MIT license, Eclipse Public License, Common Public License, CDDL, Mozilla Public License, BSD license and Apache license) and any “copyleft” license or any other license under which such software or other materials are distributed or licensed as “free software,” “open source software” or under similar terms, and/or (ii) any Reciprocal License.

“Operating Partnership” has the meaning specified in the Recitals hereto.

“Other PIPE Investment” shall mean, collectively, the entry into, following the date hereof, one or more additional Subscription Agreements with one or more investors (collectively with such investors’ permitted assignees or transferees, the “Other PIPE Investors”) for the Other PIPE Investors to purchase Acquiror Class A Common Stock, Surviving Pubco Shares or preferred stock or convertible notes of Surviving Pubco, which purchases of (i) Acquiror Class A Common Stock shall be completed prior to the Domestication and (ii) Surviving PubCo Shares or preferred stock or convertible notes of Surviving Pubco shall be completed prior to the First Effective Time but following the consummation of the Domestication.

“Other PIPE Investors” shall have the meaning set forth in the definition of “Other PIPE Investment”.

“Outbound IP License” has the meaning set forth in Section 4.21(c).

“Owned Real Estate” has the meaning specified in Section 4.20(a).

“Owned Real Property Leases” has the meaning specified in Section 4.20(a).

“Party” and “Parties” have the meaning specified in the Preamble hereto.

“Per Share Merger Consideration” means, (i) with respect to each share of MIC Common Stock, the MIC Common Stock Merger Consideration and (ii) with respect to each share of MIC Preferred Stock, the applicable MIC Preferred Stock Merger Consideration.

“Permitted Liens” means (i) mechanic’s, materialmen’s and similar Liens arising in the ordinary course of business with respect to any amounts (A) not yet due and payable or (B) which are being contested in good faith through appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP, (ii) Liens for Taxes (A) not yet due and payable or (B) which are being contested in good faith through appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP, (iii) defects or imperfections of title (except with respect to Intellectual Property), easements, encroachments, covenants, rights-of-way, conditions, matters that would be apparent from a physical inspection or current, accurate survey of such real property, restrictions and other similar charges or encumbrances that do not, in the aggregate, materially impair the value or materially interfere with the present use of the Owned Real Estate or the Leased Real Property, (iv) with respect to any Leased Real Property (A) the interests and rights of the respective lessors with respect thereto, including any statutory landlord liens and any Lien thereon and (B) any Liens encumbering the underlying fee title of the real property of which the Leased Real Property is a part, (v) zoning, building, entitlement and other land use and environmental regulations promulgated by any Governmental Authority that do not, in the aggregate, materially interfere with the current use of, or materially impair the value of, the Owned Real Estate or the Leased Real Property, (vi) ordinary course purchase money Liens and Liens securing rental payments under operating or capital lease arrangements for amounts not yet due or payable, (vii) other Liens arising in the ordinary course of business and not incurred in connection with the borrowing of money in connection with workers’ compensation, unemployment insurance or other types of social security, (viii) reversionary rights in favor of landlords under any Company Real Property Leases with respect to any of the buildings or other improvements owned by the Company or any of its Subsidiaries, (ix) non-exclusive licenses to Company IP granted in the ordinary course of business and (x) Liens that do not, individually or in the aggregate, materially and adversely affect, or materially disrupt, the ordinary course operation of the businesses of the Company and its Subsidiaries, taken as a whole.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or instrumentality or other entity of any kind.

“PIPE Investment” means the Initial PIPE Investment and any Other PIPE Investments.

“PIPE Investment Amount” means the aggregate gross purchase price received by Acquiror upon the closing of the Initial PIPE Investment, any Other PIPE Investment and any Alternative PIPE Investment.

“PIPE Investors” means the Initial PIPE Investor and any Other PIPE Investors.

“Pre-Approved Arrangements” has the meaning set forth on Schedule 1.1(b).

“Preferred Units” has the meaning specified in the Recitals hereto.

“Prospectus” has the meaning specified in Section 11.1.

“Proxy Statement” has the meaning specified in Section 8.2(a)(i).

“Proxy Statement/Registration Statement” has the meaning specified in Section 8.2(a)(i).

“Purchaser Payments” has the meaning set forth in Section 6.6.

“Q1 Financial Statements” has the meaning specified in Section 6.3(b).

“Q1 Staleness Deadline” has the meaning specified in Section 6.3(b).

“Q3 Financial Statements” has the meaning specified in Section 4.9(a).

“Reciprocal License” means a license of an item of software that requires or that conditions any rights granted in such license upon: (i) the disclosure, distribution or licensing of any other software (other than such item of software in its unmodified form) be at no charge; and (ii) a requirement that any other licensee of the software be permitted to modify, make derivative works of, or reverse-engineer any such other software.

“Redeemable Share Classification Changes” has the meaning set forth in Section 5.5.

“Registration Rights Agreement” has the meaning specified in the Recitals hereto.

“Registration Statement” means the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC by Acquiror under the Securities Act with respect to the Registration Statement Securities.

“Registration Statement Securities” has the meaning specified in Section 8.2(a)(i).

“Related Person” has the meaning specified in Section 4.27.

“Release” means the release, spill, emission, leaking, dumping, injecting, pouring, depositing, disposing, discharging, dispersing, leaching or migrating of any Hazardous Material into or through the environment.

“Representatives” has the meaning specified in Section 8.6(a).

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SDAT” has the meaning specified in the Recitals hereto.

“SEC” means the United States Securities and Exchange Commission.

“Second-Step Surviving Company” has the meaning specified in the Recitals hereto.

“Second Articles of Merger” has the meaning specified in Section 2.3(b).

“Second Effective Time” has the meaning specified in Section 2.3(b).

“Second Merger” has the meaning specified in the Recitals hereto.

“Securities Act” means the Securities Act of 1933, as amended.

“Sponsor” has the meaning specified in the Recitals hereto.

“Sponsor Lock-Up Agreement” has the meaning specified in the Recitals hereto.

“Sponsor Support Agreement” has the meaning specified in the Recitals hereto.

“Subscription Agreement” means the subscription agreements, including any amendments, side letters or other supplements thereto, entered into by Acquiror with certain PIPE Investors in relation to the PIPE Investment, including the Initial Subscription Agreement.

“Subsidiary” means, with respect to any Person, any other Person, of which an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first Person or of which such first person is the general partner, manager or managing member. For the purposes hereof, the term Subsidiary shall include all Subsidiaries of such Subsidiary. For the avoidance of doubt, the Operating Partnership shall be a Subsidiary of MIC for all purposes of this Agreement.

“Subsidiary Awards” has the meaning set forth in Section 4.7(c).

“Surviving Pubco” has the meaning specified in the Recitals hereto.

“Surviving Pubco Series 1 Preferred Share” means a share of Series 1 Preferred Stock of the Step-Two Surviving Company, par value $0.0001, with such terms and conditions as are set forth in the charter of Surviving Pubco.

“Surviving Pubco Series A Preferred Share” means a share of Series A Preferred Stock of the Step-Two Surviving Company, par value $0.0001, with such terms and conditions as are set forth in the charter of Surviving Pubco.

“Surviving Pubco Shares” has the meaning specified in the Recitals hereto.

“Surviving Pubco Warrant” has the meaning set forth in Section 3.2(a)(iv).

“Systems” means all of the following that are owned by, used, or relied on by the Mobile Companies: software, software engines, computer hardware (whether general or special purpose), websites, website content and links and equipment used to process, store, maintain and operate data, database operating systems and electronic data processing, record keeping, and communications, telecommunications systems, networks, interfaces, platforms, servers, peripherals, computer systems, and other information technology infrastructure, including any outsourced systems and processes, and information and functions owned, used or provided by the Mobile Companies.

“Takeover Statute” means any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other anti-takeover Law (including Subtitle 6 of Title 3 of the MGCL and Subtitle 7 of Title 3 of the MGCL).

“Tax Return” means any return, declaration, report, statement, information statement or other document filed or required to be filed with any Governmental Authority (or provided to any payee) with respect to Taxes, including any claims for refunds of Taxes, any information returns and any schedules, attachments, amendments or supplements of any of the foregoing.

“Taxes” means any and all federal, state, local, foreign or other taxes imposed by any Governmental Authority, including all income, gross receipts, license, payroll, recapture, net worth, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, ad valorem, value added, inventory, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, governmental charges, duties, levies and other similar charges imposed by a Governmental Authority in the nature of a tax, alternative or add-on minimum, or estimated taxes (in each case, whether imposed directly or through withholding and whether or not disputed), and including any interest, penalty, or addition thereto.

“Terminating Acquiror Breach” has the meaning specified in Section 10.1(h).

“Terminating Company Breach” has the meaning specified in Section 10.1(f).

“Total Share Consideration” means a number of Surviving Pubco Shares equal to the quotient of (a) $254,539,185 divided by (b) $10.00.

“Transaction Consideration Schedule” has the meaning specified in Section 2.5.

“Transfer Taxes” has the meaning specified in Section 8.4(b).

“Treasury Regulations” means the regulations promulgated under the Code by the United States Department of the Treasury (whether in final, proposed or temporary form), as the same may be amended from time to time.

“Trust Account” has the meaning specified in Section 11.1.

“Trust Agreement” has the meaning specified in Section 5.8.

“Trust Termination Letter” has the meaning specified in Section 7.2.

“Trustee” has the meaning specified in Section 5.8.

“Venable” has the meaning specified in Section 11.18(b).

“Waived 280G Benefits” has the meaning specified in Section 6.6.

“Working Capital Loans” means any loan made to Acquiror by any of the Sponsor, an Affiliate of the Sponsor, or any of Acquiror’s officers or directors, and evidenced by a promissory note, for the purpose of financing costs incurred in connection with a business combination.

Section 1.2. Construction.

(a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement; (v) the word “including” means “including, without limitation”; (vi) the word “or” shall be disjunctive but not exclusive, and (vii) the phrase “to the extent” means the degree to which a thing extends (rather than if).

(b) Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(c) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.

(d) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(e) The term “actual fraud” means, with respect to a party to this Agreement, an actual and intentional fraud with respect to the making of the representations and warranties pursuant to Article IV or Article V (as applicable), provided that such actual and intentional fraud of such Person shall only be deemed to exist if any of the individuals included on Section 1.3 of the Company Disclosure Letter (in the case of the Company) or Section 1.3 of the Acquiror Disclosure Letter (in the case of Acquiror) had actual knowledge (as opposed to imputed or constructive knowledge) that the representations and warranties made by such Person pursuant to, in the case of the Company, Article IV as qualified by the Company Disclosure Letter, or, in the case of Acquiror, Article V as qualified by the Acquiror Disclosure Letter, were actually breached when made, with the express intention that the other party to this Agreement rely thereon to its detriment.

(f) Any actions reasonably taken in good faith (or reasonably omitted to be taken in good faith) by the Mobile Companies as a result of or in response to COVID-19 Measures shall be deemed to be in the ordinary course of business and all references to the “ordinary course of business” or “ordinary course of business consistent with past practice”, in each case of the Mobile Companies in this Agreement, shall be interpreted and qualified accordingly.

(g) The phrases “provided to,” “furnished to,” “made available” and phrases of similar import when used herein, unless the context otherwise requires, means that a copy of the information or material referred to has been provided no later than 9:00 p.m. on the third day prior to the date of this Agreement to the Party to which such information or material is to be provided or furnished (i) in the virtual “data room” set up by the Company in connection with this Agreement or (ii) by delivery to such Party or its legal counsel via electronic mail or hard copy form.

Section 1.3. Knowledge. As used herein, (i) the phrase “to the knowledge” of the Company means the knowledge of the individuals identified on Section 1.3 of the Company Disclosure Letter and (ii) the phrase “to the knowledge” of Acquiror means the knowledge of the individuals identified on Section 1.3 of the Acquiror Disclosure Letter, in each case, as such individuals would have acquired after reasonable inquiry of such individual’s direct reports.

ARTICLE II

THE MERGERS; CLOSING

Section 2.1. The Mergers.

(a) Contribution. Following the Domestication and the consummation of the PIPE Investment, but prior to the Mergers, Surviving Pubco will contribute to the Operating Partnership (i) all of the cash and cash equivalents in the Trust Account as of the First Effective Time (less the Acquiror Share Redemption Amount), (ii) the proceeds from the PIPE Investment and (iii) any other third-party financing to be funded at the Closing.

(b) Merger. At the First Effective Time and subject to and upon the terms and conditions of this Agreement and in accordance with the applicable provisions of the MGCL, Merger Sub and the Company shall consummate the First Merger, pursuant to which Merger Sub shall be merged with and into the Company, following which the separate corporate existence of Merger Sub shall cease and the Company shall continue as the First-Step Surviving Company.

(c) Second Merger. Immediately following the consummation of the First Merger, and subject to and upon the terms and conditions of this Agreement and in accordance with the applicable provisions of the MGCL, the First-Step Surviving Company and Surviving Pubco shall consummate the Second Merger, pursuant to which the First-Step Surviving Company shall be merged with and into Surviving Pubco, following which the separate corporate existence of the First-Step Surviving Company shall cease and Surviving Pubco shall continue as the Second-Step Surviving Company.

Section 2.2. Closing. In accordance with the terms and subject to the conditions of this Agreement, the closing of the Mergers (the “Closing”) shall take place at the offices of Gibson, Dunn & Crutcher LLP, 1050 Connecticut Avenue, N.W., Washington, DC 20036-5306, or by the electronic exchange of documents, at 10:00 a.m. (New York time) on the date which is two (2) Business Days after the first date on which all conditions set forth in Article IX shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof) or such other time and place as Acquiror and the Company may mutually agree in writing. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date”.

Section 2.3. Effective Times.

(a) Subject to the conditions of this Agreement, the Parties hereto shall cause the First Merger to be consummated by filing articles of merger for the merger of Merger Sub with and into the Company (the “First Articles of Merger”) with the SDAT in accordance with, and in such form as is required by, the relevant provisions of the MGCL (the time of such filing, or such later time as may be specified in the First Articles of Merger (not to exceed 30 days from the date of filing of the First Articles of Merger), being the “First Effective Time”), and shall cause to made any other filings, recordings, or publications that are required to be made by the Company, Surviving Pubco or Merger Sub under the MGCL in connection with the Merger.

(b) Immediately following the First Effective Time, the Parties hereto shall cause the Second Merger to be consummated by filing articles of merger for the merger of the First-Step Surviving Company with and into Surviving Pubco (the “Second Articles of Merger”) with the SDAT in accordance with, and in such form as is required by, the relevant provisions of the MGCL (the time of such filing, or such later time as may be specified in the Second Articles of Merger (not to exceed 30 days from the date of filing of the Second Articles of Merger), being the “Second Effective Time”), and shall cause to made any other filings, recordings, or publications that are required to be made by the First-Step Surviving Company or Surviving Pubco under the MGCL in connection with the Merger.

(c) For the avoidance of doubt, the Closing, the First Effective Time and the Second Effective Time shall occur after the completion of the Domestication.

Section 2.4. Closing Deliverables.

(a) At the Closing, the Company shall deliver or cause to be delivered:

(i) to Acquiror, a certificate signed by an officer of the Company, dated as of the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.2(a), Section 9.2(b) and Section 9.2(c) have been fulfilled;

(ii) to Acquiror, the Registration Rights Agreement, duly executed by Color Up and HS3;

(iii) to each of Color Up and HS3, a counterpart to the A&R OP LPA, duly executed by the Company; and

(iv) to Acquiror, a duly executed and completed IRS Form W-9 from the Company and each holder of MIC Common Stock Warrants that are outstanding and unexpired as of the Closing provided, however, that the sole remedy of Acquiror for the failure to provide any such IRS Forms W-9 shall be to withhold Taxes from the consideration otherwise payable pursuant to this Agreement in accordance with Section 3.5.

(b) At the Closing, Acquiror will deliver or cause to be delivered:

(i) to the Company, a certificate signed by an officer of Acquiror, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.3(a), Section 9.3(b) and Section 9.3(d) have been fulfilled;

(ii) to the Company, the Registration Rights Agreement, duly executed by duly authorized representatives of Acquiror, the Sponsor and the Holders (as defined in the Sponsor Agreement);

(iii) a copy of the Trust Termination Letter, duly executed by a duly authorized representative of Acquiror; and

(iv) to the Company, the written resignations of all of the directors and officers of the Acquiror Entities (other than those Persons identified as the directors and officers, of Acquiror after the Domestication, in accordance with Section 7.6 or as otherwise agreed between the parties), effective as of the Effective Time.

(c) Closing Financing Certificates.

(i) Not more than two (2) Business Days prior to the Closing, Acquiror shall deliver to the Company a certificate signed by a duly authorized officer, solely in such capacity and not in its personal capacity (the “Acquiror Financing Certificate”) setting forth (A) the Acquiror Share Amount and the Acquiror Share Redemption Amount, (B) the unpaid Acquiror Transaction Expenses as of the Closing Date, which shall include the respective amounts and wire transfer instructions for the payment thereof, together with corresponding invoices for the foregoing, (C) the PIPE Investment Amount to be received by Surviving Pubco at the closing of the PIPE Investment or any Alternative PIPE Investment and wire transfer instructions for the payment thereof, (D) the amount of cash available in the Trust Account as of the Closing Date prior to any distributions pursuant to Section 7.2 and (E) the amounts outstanding under any Working Capital Loans or other Indebtedness of Acquiror.

(ii) Not more than three (3) Business Days prior to the Closing, the Company shall deliver to Acquiror a certificate signed by a duly authorized officer, solely in such capacity and not in its personal capacity (the “Company Financing Certificate”), setting forth (A) the Transaction Consideration Schedule calculated in accordance with Section 2.5, and (B) the unpaid Company Transaction Expenses, which shall include the respective amounts and wire transfer instructions for the payment thereof, together with corresponding invoices for the foregoing.

(iii) Each of the financing certificates delivered pursuant to this Section 2.4(c) will confirm in writing that it has been prepared in good faith using the latest available financial information and will include materials showing in reasonable detail the support and computations for the amounts included therein. Each of Acquiror and the Company shall be entitled to review and make reasonable comments on the matters and amounts set forth in the other’s financing certificate so delivered. Each of Acquiror and the Company will cooperate in the other’s review of the delivered financing certificate, including providing the other and its Representatives with reasonable access to the relevant books, records and finance employees. Each of Acquiror and the Company will cooperate reasonably to revise the financing certificates to reflect the other’s reasonable comments; provided that the Company shall make the final determination of the amounts included in the Company Financing Certificate and Acquiror shall make the final determination of the amounts included in the Acquiror Financing Certificate.

Section 2.5. Transaction Consideration Schedule. The Company acknowledges and agrees that the Total Share Consideration is being allocated among the MIC Security Holders in accordance with the schedule set forth on Schedule 2.5 (the “Transaction Consideration Schedule”). The Transaction Consideration Schedule reflects the information therein as of the date hereof and will be updated and delivered by the Company to Acquiror at least three (3) Business Days prior to the anticipated Closing Date in accordance with Section 2.4(c)(iii). In each case, the Company agrees that the allocation among the MIC Security Holders shown thereof is and will be in accordance with the Governing Documents of the Company and applicable Law. In addition, the Transaction Consideration Schedule to be delivered to Acquiror in advance of the Closing Date (A) will set forth (1) the number and class of MIC Securities owned by each MIC Security Holder, (2) the number of shares of Surviving Pubco Shares allocated to each MIC Security Holder, and (3) with respect to each holder of MIC Common Stock Warrants, the number of Surviving Pubco Shares subject to, and the exercise price per Surviving Pubco Shares of, each Surviving Pubco Warrant, and (B) is and will otherwise be accurate in all respects (except for de minimis inaccuracies that are not material), provided that, notwithstanding the foregoing, the Transaction Consideration Schedule set forth on Schedule 2.5 (but not, for the avoidance of doubt, the updated schedule delivered in accordance with the second sentence of this Section 2.5) may provide the information specified in the preceding clauses (A)(1), (2) and (3) in aggregated form by type of MIC Security, rather than individualized by MIC Security Holder). The Acquiror shall be entitled to conclusively rely on the Transaction Consideration Schedule (as updated prior to the Closing Date), and neither the Acquiror nor its Affiliates shall have any Liability with respect to the allocation of the Total Share Consideration among the MIC Security Holders or the calculation of the number of shares of Surviving Pubco Shares subject to, or the exercise price per share of Surviving Pubco Shares of (as applicable), Surviving Pubco Warrants under this Agreement.

Section 2.6. Governing Documents. At the First Effective Time, the charter and bylaws of Merger Sub, each as in effect immediately prior to the First Effective Time, shall become the charter and bylaws, respectively, of the First-Step Surviving Company. At the Second Effective Time, the Domesticated Charter and the Domesticated Bylaws, each as in effect immediately prior to the Second Effective Time, shall remain the charter and bylaws, respectively, of Surviving Pubco, except that the name of the Second-Step Surviving Company shall be amended to be “Mobile Infrastructure Corporation”, in each case until thereafter amended in accordance with the MGCL and as provided in such charter or bylaws, as applicable.

Section 2.7. Directors and Officers.

(a) The Parties will take all actions necessary (including by so providing in the First Articles of Merger) so that, from and after the First Effective Time, the persons identified on Section 2.7(a) of the Company Disclosure Letter as the initial directors and officers of the First-Step Surviving Company shall be the directors and officers (and in the case of such officers, holding such positions as set forth on Section 2.7(a) of the Company Disclosure Letter), respectively, of the First-Step Surviving Corporation, each to hold office in accordance with the charter and bylaws of the First-Step Surviving Corporation.

(b) The Parties will take all actions necessary (including by so providing in the Second Articles of Merger) so that, from and after the Second Effective Time, the Persons identified as the initial directors of the Second-Step Surviving Company in accordance with the provisions of Section 7.7 and the initial officers of the Second-Step Surviving Company as set forth on Section 2.7(b) of the Company Disclosure Letter shall be the initial directors and officers of the Second-Step Surviving Corporation, each to hold office in accordance with the articles of incorporation and bylaws of the Second-Step Surviving Corporation.

ARTICLE III

EFFECTS OF THE MERGERS; CONSIDERATION

Section 3.1. Effects of the Mergers.

(a) At the First Effective Time, the effect of the First Merger shall be as provided in this Agreement, the First Articles of Merger and the applicable provisions of the MGCL. Without limiting the generality of the foregoing, and subject thereto, at the First Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of Merger Sub and the Company shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the First-Step Surviving Company, which shall include the assumption by the First-Step Surviving Company of any and all agreements, covenants, duties and obligations of Merger Sub and the Company set forth in this Agreement to be performed after the First Effective Time.

(b) At the Second Effective Time, the effect of the Second Merger shall be as provided in this Agreement, the Second Articles of Merger and the applicable provisions of the MGCL. Without limiting the generality of the foregoing, and subject thereto, at the Second Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the First-Step Surviving Company and the Surviving Pubco shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Second-Step Surviving Company, which shall include the assumption by the Second-Step Surviving Company of any and all agreements, covenants, duties and obligations of the First-Step Surviving Company and the Surviving Pubco set forth in this Agreement to be performed after the Second Effective Time.

Section 3.2. Conversion of Securities.

(a) First Merger. In consideration of the promises, covenants, and agreements contained in this Agreement, by virtue of the First Merger and without any action on the part of any party, at the First Effective Time:

(i) MIC Common Stock. Each share of MIC Common Stock (excluding any shares of MIC Common Stock described in Section 3.2(a)(iii) below) issued and outstanding immediately prior to the First Effective Time shall be converted into the right to receive such number of Surviving Pubco Shares equal to the Exchange Ratio (the “MIC Common Stock Merger Consideration”), shall no longer be outstanding, shall be automatically cancelled and shall cease to exist, and each Company Book Entry Share representing any share of MIC Common Stock issued and outstanding immediately prior to the First Effective Time and each Company Certificate representing any share of MIC Common Stock issued and outstanding immediately prior to the Effective Time, if any, shall thereafter represent only the right to receive the applicable number of Surviving Pubco Shares, subject to the receipt of cash for any fractional Surviving Pubco Shares that would otherwise be issuable.

(ii) MIC Preferred Stock. Each share of MIC Preferred Stock issued and outstanding immediately prior to the First Effective Time shall be converted into the right to receive the applicable MIC Preferred Stock Merger Consideration, shall no longer be outstanding, shall automatically be cancelled, and shall cease to exist, and each Company Book Entry Share representing any share of MIC Preferred Stock issued and outstanding immediately prior to the First Effective Time and each Company Certificate representing any share of MIC Preferred Stock issued and outstanding immediately prior to the First Effective Time, if any, shall thereafter represent only the right to receive the MIC Preferred Stock Merger Consideration.

(iii) MIC Common Stock held by Mobile Companies. Each share of MIC Common Stock issued and outstanding immediately prior to the First Effective Time that is held by any Mobile Company shall no longer be outstanding, shall automatically be cancelled without payment of any consideration therefor, shall not be entitled to any consideration by virtue of either Merger, and shall cease to exist.

(iv) MIC Common Stock Warrant. At the First Effective Time, automatically and without any action on the part of the holder thereof, the First-Step Surviving Company shall assume each MIC Common Stock Warrant remaining outstanding and unexpired immediately prior to the First Effective Time and each such MIC Common Stock Warrant shall become a warrant (each, a “Surviving Pubco Warrant”) to purchase that number of Surviving Pubco Shares equal to product of (x) the number of shares of MIC Common Stock that would have been issuable upon the exercise of such MIC Common Stock Warrant and (y) the Exchange Ratio, at an exercise price per share equal to the quotient determined by dividing the per share exercise price of such MIC Common Stock Warrant as of immediately prior to the Closing by the Exchange Ratio, and otherwise upon the same terms and conditions, as set forth in the applicable warrant agreement. Other than as described in the two immediately preceding sentences, each such MIC Common Stock Warrant, so assumed, shall continue to have, and shall be subject to, the same terms and conditions as applied to the underlying MIC Common Stock Warrant immediately prior to the First Effective Time. Surviving Pubco shall take all company actions necessary to reserve for issuance a sufficient number of Surviving Pubco Shares for delivery upon exercise of the MIC Common Stock Warrants assumed by the Surviving Company pursuant to this Section 3.2(a)(iv). As soon as reasonably practicable following the Closing Date, Acquiror will use commercially reasonable efforts to issue to each Person who holds a Surviving Pubco Warrant a document evidencing the foregoing assumption of such MIC Common Stock Warrant by Acquiror.

(v) Merger Sub Common Stock. At the First Effective Time, by virtue of the First Merger and without any action on the part of Acquiror or Merger Sub, each share of common stock, par value $0.01 per share, of Merger Sub shall be converted into one share of common stock, par value $0.01 per share, of the First-Step Surviving Company.

(vi) Additional LTIP Consideration. Concurrent with or after the issuance of the MIC Common Stock Merger Consideration, certain individuals shall be entitled to receive Additional LTIP Consideration in such amounts as determined by the Compensation Committee of the Company’s Board of Directors, to be issued by Surviving Pubco or the Operating Partnership, as applicable, as soon as reasonably practicable after the adoption and effectiveness of the Incentive Plan and the filing of an effective registration statement on Form S-8. The Additional LTIP Consideration shall vest in accordance with the terms set forth on Schedule 3.2(a)(vi), and each recipient of the Additional LTIP Consideration shall execute and deliver customary documents as may be reasonably required by Surviving Pubco as a condition to receipt of such Additional LTIP Consideration.

(vii) Fractional Shares. Notwithstanding anything to the contrary in this Section 3.2, no fractional Surviving Pubco Shares shall be issued in the Mergers. In respect of any such fractional shares, each holder of record of MIC Stock who would otherwise be entitled to such fractional shares shall be entitled to receive, from the Exchange Agent in accordance with the provisions of this Section 3.2(a)(vii), a cash payment representing such holder’s proportionate interest, if any, in the proceeds from the sale by the Exchange Agent (reduced by any fees of the Exchange Agent attributable to such sale), as agent for former holders of MIC Stock, in one or more transactions of an aggregate number of Surviving Pubco Shares (which the Acquiror shall issue to the Exchange Agent on behalf of such former holders of MIC Stock) equal to the excess of (a) the aggregate number of shares to be delivered to the Exchange Agent by the Acquiror pursuant to Section 3.3(b) over (b) the aggregate number of whole Surviving Pubco Shares to be issued to the holders of MIC Stock pursuant to this Section 3.2. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of MIC Stock in respect of any fractional share interests in Surviving Pubco Shares, the Exchange Agent shall make available such amounts, without interest, to the holders of MIC Stock entitled to receive such cash.

(b) Second Merger. In consideration of the promises, covenants, and agreements contained in this Agreement, by virtue of the Second Merger and without any action on the part of any party, at the Second Effective Time, each share of common stock, par value $0.01 per share, of the First-Step Surviving Company shall no longer be outstanding, shall automatically be cancelled without payment of any consideration therefor, shall not be entitled to any consideration by virtue of the Second Merger, and shall cease to exist.

(c) Adjustments. The Surviving Pubco Shares issuable pursuant to this Section 3.2 as Per Share Merger Consideration shall be equitably adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into, or exercisable or exchangeable for, Acquiror Class A Common Stock), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the Acquiror Class A Common Stock occurring on or after the date hereof and prior to the Domestication; provided that the foregoing shall not be construed to permit Acquiror to take any action with respect to its securities that is prohibited by the terms and conditions of this Agreement.

Section 3.3. Exchange Procedures.

(a) Appointment of Exchange Agent. The Acquiror and the Company shall appoint DST Systems or another mutually agreeable bank or trust company, to act as exchange agent (“Exchange Agent”) for the distribution of the Per Share Merger Consideration to the MIC Shareholders pursuant to this Section 3.3 and an exchange agent agreement in form and substance mutually agreeable to the Acquiror and the Company (“Exchange Agent Agreement”).

(b) Delivery of Consideration to Exchange Agent. Immediately prior to the First Effective Time, the Acquiror will deliver or cause to be delivered to the Exchange Agent a number of Surviving Pubco Shares equal to the total Per Share Merger Consideration in respect of the MIC Common Stock, a number of Surviving Pubco Series 1 Preferred Shares equal to the total Per Share Merger Consideration in respect of the MIC Series 1 Preferred Stock, and a number of Surviving Pubco Series A Preferred Shares equal to the total Per Share Merger Consideration in respect of the MIC Series A Preferred Stock (together with any amounts payable in lieu of any fractional Surviving Pubco Shares that would otherwise be issuable, the “Exchange Fund”). The Exchange Agent will be deemed to be the agent for the MIC Shareholders for the purpose of receiving the Per Share Merger Consideration, and delivery of the Per Share Merger Consideration to the Exchange Agent will be deemed to be delivery to the MIC Shareholders at the First Effective Time, with respect to the Per Share Merger Consideration. Until they are distributed, the Surviving Pubco Shares, Surviving Pubco Series 1 Preferred Shares and Surviving Pubco Series A Preferred Shares held by the Exchange Agent will be deemed to be outstanding from and after the First Effective Time, but the Exchange Agent will not vote those shares or exercise any rights of a stockholder with regard to such shares. If any dividends or distributions are paid with regard to Surviving Pubco Shares, Surviving Pubco Series 1 Preferred Shares or Surviving Pubco Series A Preferred Shares while they are held by the Exchange Agent, the Exchange Agent will hold the dividends or distributions, uninvested, until Surviving Pubco Shares, Surviving Pubco Series 1 Preferred Shares or Surviving Pubco Series A Preferred Shares, as applicable, are distributed to the applicable MIC Shareholders, at which time the Exchange Agent will distribute the dividends or distributions that have been paid with regard to those Surviving Pubco Shares, Surviving Pubco Series 1 Preferred Shares or Surviving Pubco Series A Preferred Shares, as applicable, to such former MIC Shareholders.

(c) Letters of Transmittal and Delivery of Per Share Merger Consideration. As soon as reasonably practicable after the First Effective Time (but in no event later than two (2) Business Days thereafter), the Acquiror shall cause the Exchange Agent to mail (and to make available for collection by hand) to each holder of record of a Company Certificate or Company Book Entry Share representing shares of MIC Stock (A) a letter of transmittal (a “Letter of Transmittal”) in customary form as prepared by Acquiror and reasonably acceptable to the Company (which shall require the return of a duly completed IRS Form W-8 or W-9, as applicable, and specify, among other things, that delivery shall be effected, and risk of loss and title to the Company Certificates or Company Book Entry Shares, as applicable, shall pass, only upon proper delivery of the Company Certificates (or affidavits of loss in lieu thereof) or transfer of any Company Book Entry Shares to the Exchange Agent) and (B) instructions for use in effecting the surrender of the Company Certificates or the transfer of Company Book Entry Shares in exchange for the applicable Per Share Merger Consideration into which the number of shares of MIC Stock previously represented by such Company Certificate or Company Book Entry Share shall have been converted pursuant to this Agreement.

Upon (A) surrender of a Company Certificate (or affidavit of loss in lieu thereof) or transfer of any Company Book Entry Share representing shares of MIC Stock to the Exchange Agent, together with a properly completed and validly executed Letter of Transmittal or (B) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of transfer of a Company Book Entry Share, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Company Certificate or Company Book Entry Share representing shares of MIC Stock shall be entitled to receive in exchange therefor (i) the applicable Per Share Merger Consideration into which such shares of MIC Stock shall have been converted pursuant to this Agreement and (ii) certain dividends and distributions in accordance with this Section 3.3, if any, after the Exchange Agent’s receipt of such Company Certificate (or affidavit of loss in lieu thereof) or “agent’s message” or other evidence, and the Certificate (or affidavit of loss in lieu thereof) so surrendered or the Company Book Entry Share so transferred, as applicable, shall be forthwith cancelled. The Exchange Agent shall accept such Company Certificates (or affidavits of loss in lieu thereof) and Company Book Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with customary exchange practices. Until surrendered or transferred as contemplated by this Section 3.3, each Company Certificate or Company Book Entry Share representing shares of MIC Stock shall be deemed, at any time after the First Effective Time to represent only the right to receive, upon such surrender, the applicable Per Share Merger Consideration as contemplated by this Article III. No interest shall be paid or accrued for the benefit of holders of the Company Certificates or Company Book Entry Shares on the Per Share Merger Consideration payable upon the surrender of the Company Certificates or Company Book Entry Shares. No dividends or other distributions declared or made after the First Effective Time with respect to Surviving Pubco Shares, Surviving Pubco Series 1 Preferred Shares or Surviving Pubco Series A Preferred Shares, as applicable, with a record date after the First Effective Time shall be paid to any holder entitled by reason of the Mergers to receive certificates or Company Book Entry Shares representing Surviving Pubco Shares, Surviving Pubco Series 1 Preferred Shares or Surviving Pubco Series A Preferred Shares, as applicable, and no cash payment (including cash payment in lieu of a fractional Surviving Pubco Share, Surviving Pubco Series 1 Preferred Share or Surviving Pubco Series A Preferred Share) shall be paid to any such holder pursuant to Section 3.2 until such holder shall have surrendered its Company Certificates or Company Book Entry Share pursuant to this Section 3.3 and all such dividends and other distributions shall be paid by Surviving Pubco to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Company Certificate (or affidavit of loss in lieu thereof) in accordance with this Agreement. Subject to applicable Law, following surrender of any such Company Certificate or Company Book Entry Shares, such holder shall be paid, in each case, without interest, (i) the amount of any dividends or other distributions theretofore paid with respect to the Surviving Pubco Shares, Surviving Pubco Series 1 Preferred Shares or Surviving Pubco Series A Preferred Shares, as applicable, represented by the certificate or Company Book Entry Shares received by such holder and having a record date on or after the First Effective Time and a payment date prior to such surrender and (ii) at the appropriate payment date or as promptly as practicable thereafter, the amount of any dividends or other distributions payable with respect to such Surviving Pubco Shares, Surviving Pubco Series 1 Preferred Shares or Surviving Pubco Series A Preferred Shares, as applicable, and having a record date on or after the First Effective Time but prior to such surrender and a payment date on or after such surrender. In the event of a transfer of ownership of shares of MIC Stock that is not registered in the transfer records of the Company, it shall be a condition of payment that any Company Certificate or Company Book Entry Share surrendered or transferred in accordance with the procedures set forth in this Section 3.3 shall be properly endorsed or shall be otherwise in proper form for transfer, and that the person requesting such payment shall have paid any Taxes required by reason of the payment of the applicable Per Share Merger Consideration to a person other than the registered holder of the Company Certificate surrendered, or Company Book Entry Share transferred, or shall have established to the reasonable satisfaction of Acquiror that such Tax either has been paid or is not applicable.

(d) Termination of Exchange Agreement. On the date that is twelve (12) months after the Closing Date, the Acquiror shall instruct the Exchange Agent to deliver to the Acquiror any portion of the Per Share Merger Consideration deposited with the Exchange Agent that remains undistributed to the MIC Shareholders pursuant to instructions provided to the Exchange Agent by the Acquiror at such time, unless required otherwise by applicable Law, and the Exchange Agent’s duties shall terminate. Thereafter, any MIC Shareholders who have not complied with the provisions of this Agreement for receiving their Per Share Merger Consideration from the Exchange Agent shall look only to the Acquiror for such amounts, and any such MIC Shareholder may deliver a Letter of Transmittal to the Acquiror and (subject to applicable abandoned property, escheat and similar Laws) receive in consideration therefor, and the Acquiror shall deliver, the Per Share Merger Consideration deliverable in respect thereof as determined in accordance with this Article III without any interest thereon. None of the Acquiror, Merger Sub, the Company, Surviving Pubco or the Exchange Agent shall be liable to any Person in respect of any Per Share Merger Consideration delivered to a public official pursuant to and in accordance with any applicable abandoned property, escheat or similar Laws.

Section 3.4. Dissenters Rights. No dissenters’ or appraisal rights or rights of an objecting stockholder shall be available under Section 3-201 et. seq of the MGCL with respect to the First Merger, the Second Merger or the other transactions contemplated hereby.

Section 3.5. Withholding. The Acquiror, Merger Sub, Surviving Pubco and any other applicable withholding agent shall be entitled to deduct and withhold, or cause to be deducted and withheld, from the consideration otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld under applicable Law. To the extent that any amounts are to be withheld from value deliverable to the MIC Shareholders, Acquiror shall use commercially reasonable efforts to provide notice to the applicable holder as soon as practicable prior to the day the relevant withholding is to be made (and all Parties agree to use commercially reasonable efforts to cooperate to reduce or eliminate any such withholding); provided, that, no such notice or cooperation shall be required in the case of the failure to provide the forms described in Section 2.4(a)(iv). To the extent that amounts are so deducted and withheld, the Acquiror, Merger Sub, Surviving Pubco or any other applicable withholding agent, as applicable shall timely pay or otherwise remit the full amount deducted or withheld to the relevant Governmental Authority in accordance with applicable Tax Law. Such deducted, withheld, and remitted amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction, withholding and remittance was made. For the avoidance of doubt, in the event that withholding is required under applicable Law, the Acquiror, Merger Sub, Surviving Pubco and/or any other applicable withholding agent shall have the right to take such measures as are reasonably necessary to obtain cash to satisfy the withholding requirements with respect to any non-cash payment.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (i) any Company SEC Filings filed or furnished prior to the date hereof (excluding (a) any disclosures in any risk factors section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimer and other disclosures that are generally cautionary, predictive or forward-looking in nature and (b) any exhibits or other documents appended thereto) (it being acknowledged that nothing disclosed in such Company SEC Filings will be deemed to modify or qualify the representations and warranties set forth in Section 4.1, Section 4.2, Section 4.3, Section 4.4, Section 4.6, Section 4.7, Section 4.16, Section 4.29, Section 4.30 and Section 4.31), or (ii) in the disclosure letter delivered to the Acquiror Entities by the Company on the date of this Agreement (the “Company Disclosure Letter”) (each section of which, subject to Section 11.9, qualifies the correspondingly numbered and lettered representations in this Article IV), the Company hereby represents and warrants to the Acquiror, as follows:

Section 4.1. Company Organization. The Company has been duly organized and is validly existing under the Laws of Maryland, and has the requisite corporate power and authority to own, lease or operate all of its properties and assets and to conduct its business as it is now being conducted, except where the failure to possess such power and authority would not reasonably be expected to result in material liability to the Company or otherwise materially interfere with the conduct of such business. The Governing Documents of the Company, as amended on or prior to the date of this Agreement and as previously made available by or on behalf of the Company to Acquiror, are true, correct and complete. The Company is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.2. Subsidiaries. A complete list of each Subsidiary of the Company and its jurisdiction of incorporation, formation or organization, as applicable, is set forth on Section 4.2 of the Company Disclosure Letter. The Subsidiaries of the Company have been duly formed or organized and are validly existing under the Laws of their jurisdiction of incorporation or organization and have the requisite power and authority to own, lease or operate all of their respective properties and assets and to conduct their respective businesses as they are now being conducted, except where the failure to possess such power and authority would not reasonably be expected to result in material liability the Subsidiaries of the Company or otherwise materially interfere with the conduct of such businesses. Each Subsidiary of the Company is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Other than the Subsidiaries set forth on Section 4.2 of the Company Disclosure Letter, there are no other Persons in which the Company directly or indirectly owns, of record or beneficially, any direct or indirect capital stock or other equity interest or any right (contingent or otherwise) to acquire the same, nor is the Company directly or indirectly a member of or participant in any partnership, joint venture or similar arrangement. True, correct and complete copies of the Governing Documents of the Company’s Subsidiaries, in each case, as amended to the date of this Agreement, have been previously made available to Acquiror by or on behalf of the Company.

Section 4.3. Due Authorization.

(a) Other than the Company Shareholder Approval, the Company has all requisite company power and authority to execute and deliver this Agreement and the other documents to which it is a party contemplated hereby and (subject to the approvals described in Section 4.5) to consummate the transactions contemplated hereby and thereby and to perform all of its obligations hereunder and thereunder. The execution and delivery of this Agreement and the other documents to which the Company is a party contemplated hereby and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved, and no other company or proceeding on the part of the Company is necessary to authorize this Agreement and the other documents to which the Company is a party contemplated hereby. This Agreement has been and, on or prior to the Closing, the other documents to which the Company is a party contemplated hereby will be, duly and validly executed and delivered by the Company and, assuming this Agreement constitutes a legal, valid and binding obligation of the other Parties, this Agreement constitutes and on or prior to the Closing, the other documents to which the Company is a party contemplated hereby will constitute, legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b) On or prior to the date of this Agreement, the board of directors of the Company has duly adopted a written consent or resolutions (i) determining that this Agreement, the Company Charter Amendment, the Mergers and the other documents to which the Company is a party contemplated hereby and the other transactions contemplated hereby and thereby are advisable and fair and reasonable to, and in the best interests of, the Company and the MIC Security Holders, as applicable, (ii) authorizing and approving the execution, delivery and performance by the Company of this Agreement, the Company Charter Amendment and the other documents to which the Company is a party contemplated hereby and the transactions contemplated hereby and thereby, (iii) declaring advisable the Mergers and the other transactions contemplated by this Agreement on substantially the terms and conditions set forth in this Agreement, (iv) directing that the First Merger and the Company Charter Amendment be submitted to the holders of MIC Common Stock for approval and (iv) resolving to recommend that the holders of MIC Common Stock vote in favor of the approval of the First Merger and the Company Charter Amendment, which resolutions have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted by Section 8.6. No other action or proceeding is required on the part of the Company or any of the MIC Security Holders to enter into this Agreement or the documents to which the Company is a party contemplated hereby or to approve the First Merger and the Company Charter Amendment other than the Company Shareholder Approval.

Section 4.4. No Conflict. Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 4.5 and the Company Shareholder Approval and except as set forth on Section 4.4 of the Company Disclosure Letter, the execution and delivery by the Company of this Agreement and the documents to which the Company is a party contemplated hereby and the consummation of the transactions contemplated hereby and thereby do not and will not (a) violate or conflict with any provision of, or result in the breach of, or default under the Governing Documents of the Company, (b) violate or conflict with any provision of, or result in the breach of, or default under any applicable Law or Governmental Order applicable to the Mobile Companies, (c) violate or conflict with any provision of, or result in the breach of, result in the loss of any right or benefit, or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any Contract of the type described in Section 4.13(a) to which the Company or any of the Company’s Subsidiaries is a party or by which the Company or any of the Company’s Subsidiaries may be bound, or terminate or result in the termination of any such foregoing Contract or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of the Company’s Subsidiaries, except, in the case of clauses (b) through (d), to the extent that the occurrence of the foregoing would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.5. Governmental Authorities; Consents. Except as set forth in Section 4.5 of the Company Disclosure Letter, assuming the truth and completeness of the representations and warranties of Acquiror contained in this Agreement, no franchise, grant, authorization, license, permit, consent, certificate, approval, order, waiver, or authorization of, or designation, declaration or filing with, or notification to, any Governmental Authority (each, a “Governmental Authorization”) is required on the part of the Mobile Companies with respect to the Company’s execution or delivery of this Agreement or the consummation by the Company of the transactions contemplated hereby, except for (i) applicable requirements of the HSR Act; (ii) applicable requirements, if any, of the Securities Act, the Exchange Act or blue sky laws, and the rules and regulations thereunder, and appropriate documents received from or filed with the relevant authorities of other jurisdictions in which the Company is licensed or qualified to do business; (iii) any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect; and (iv) the filings with the SDAT contemplated by Section 2.3.

Section 4.6. Capitalization.

(a) The issued and outstanding shares of MIC Stock or other equity interests of the Company, as of the date of this Agreement, consists of 7,762,375 shares of MIC Common Stock, 2,862 shares of MIC Series A Preferred Stock, 39,811 shares of MIC Series 1 Preferred Stock and MIC Common Stock Warrants exercisable for 1,708,128 shares of MIC Common Stock. Except as set forth on Section 4.6(a) of the Company Disclosure Letter, the equity interests of the Company (i) have been duly authorized and validly issued, and are, to the extent applicable, fully paid and non-assessable; (ii) have been offered, sold and issued in compliance with applicable Law and all requirements set forth in (A) the Governing Documents of the Company, and (B) any other applicable Contracts governing the issuance of such securities; (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Governing Documents of the Company or any Contract to which the Company is a party or otherwise bound; and (iv) are free and clear of any Liens other than Permitted Liens, those imposed under the Company’s Governing Documents and those arising under applicable securities Laws.

(b) Except as set forth on Section 4.6(b) of the Company Disclosure Letter, there are no outstanding subscriptions, options, phantom units, incentive units, warrants, rights or other securities (including debt securities) exercisable or exchangeable for any equity security of the Company, any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other agreements of any character providing for the issuance of additional shares, the sale of treasury shares or other equity interests, or for the repurchase or redemption of shares or other equity interests of the Company or the value of which is determined by reference to equity interests of the Company (collectively, “Company Awards”), and there are no voting trusts, registration rights, proxies or agreements of any kind which may obligate the Company to issue, purchase, register for sale, redeem or otherwise acquire any of its capital stock.

(c) Except as set forth in this Section 4.6(c) of the Company Disclosure Letter, no Company Award as a result of the consummation of the transactions contemplated herein, accelerates or otherwise becomes triggered (whether as to vesting, exercisability, convertibility or otherwise).

(d) (i) Each issued and outstanding MIC Series A Preferred Stock Common Warrant has expired on March 24, 2022, in accordance with its terms, and (ii) unless a Listing Event is consummated on or before January 31, 2023, each issued and outstanding MIC Series 1 Preferred Stock Common Warrant will expire on January 31, 2023, in accordance with its terms.

Section 4.7. Capitalization of Subsidiaries.

(a) MIC is the sole general partner of the Operating Partnership. The issued and outstanding limited partnership or other equity interests of the Operating Partnership, as of the date of this Agreement, consists of 16,959,593 OP Common Units, 425,532 OP Class A Units, 282,027 OP LTIP Units, 1,500,000 OP Performance Units, 39,811 OP Series 1 Preferred Units and 2,862 OP Series A Preferred Units. A true and complete list, as of the date hereof, of all of the issued and outstanding partnership and other equity interests of the Operating Partnership is set forth on Section 4.7(a) of the Company Disclosure Letter, along with the record owners thereof. The outstanding shares of each of the Company’s Subsidiaries (i) have been duly authorized and validly issued, and are, to the extent applicable, fully paid and non-assessable; (ii) have been offered, sold and issued in compliance with applicable Law and all requirements set forth in (A) the Governing Documents of each such Subsidiary, and (B) any other applicable Contracts governing the issuance of such securities; (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Governing Documents of each such Subsidiary or any Contract to which each such Subsidiary is a party or otherwise bound; and (iv) are free and clear of any Liens other than Permitted Liens, Liens imposed by the Governing Documents of such Subsidiary and Liens arising under applicable securities Laws.

(b) Except as set forth on Section 4.7(b) of the Company Disclosure Letter, the Company directly or indirectly owns of record and beneficially all the issued and outstanding shares of capital stock or equity interests of such Subsidiaries (or, in the case of the Operating Partnership, the general partnership interest and the limited partnership interests set forth on Section 4.7(a) of the Company Disclosure Letter) free and clear of any Liens other than Permitted Liens, Liens imposed by the Governing Documents of such Subsidiary and Liens arising under applicable securities Laws.

(c) Except as set forth on Section 4.7(c) of the Company Disclosure Letter, there are no outstanding subscriptions, options, phantom units, incentive units, warrants, rights or other securities (including debt securities) exercisable or exchangeable for any capital stock of such Subsidiaries, any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other agreements of any character providing for the issuance of additional shares, the sale of treasury shares or other equity interests, or for the repurchase or redemption of shares or other equity interests of such Subsidiaries or the value of which is determined by reference to shares or other equity interests of the Subsidiaries (collectively, “Subsidiary Awards”, together with Company Awards, the “Mobile Awards”), and there are no voting trusts, registration rights, proxies or agreements of any kind which may obligate any Subsidiary of the Company to issue, purchase, register for sale, redeem or otherwise acquire any of its capital stock.

(d) Except as set forth in this Section 4.7(d) of the Company Disclosure Letter, no Subsidiary Award as a result of the consummation of the transactions contemplated herein, accelerates or otherwise becomes triggered (whether as to vesting, exercisability, convertibility or otherwise).

Section 4.8. SEC Filings. Except as set forth on Section 4.8 of the Company Disclosure Letter, the Company has timely filed or furnished all statements, prospectuses, registration statements, forms, reports and documents required to be filed by it with the SEC since the January 1, 2020, pursuant to the Exchange Act or the Securities Act (collectively, as they have been amended since the time of their filing, the “Company SEC Filings”). Each of the Company SEC Filings, as of the respective date of its filing, and as of the date of any amendment, complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder applicable to the Company SEC Filings. As of the respective date of its filing (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), the Company SEC Filings did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Filings. To the knowledge of the Company none of the Company SEC Filings filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

Section 4.9. Financial Statements.

(a) As used herein, the term “Financial Statements” means the (i) audited consolidated financial statements of the Mobile Companies (including, in each case, any related notes thereto), consisting of the consolidated balance sheets of the Mobile Companies as of December 31, 2021 and December 31, 2020, and the related consolidated audited statements of operations, changes in equity and statements of cash flows for the fiscal years then ended, each audited by a PCAOB qualified auditor in accordance with GAAP and PCAOB standards (the “Audited Financial Statements”), and (ii) the Company prepared and auditor reviewed financial statements, consisting of the consolidated balance sheet of the Mobile Companies as of September 30, 2022 (the “Interim Balance Sheet Date”) and the related consolidated statements of operations, changes in equity and statement of cash flows for the nine (9) months then ended (the “Q3 Financial Statements”). True and correct copies of the Financial Statements are included in the Company SEC Filings. The Financial Statements (i) accurately reflect the books and records of the Mobile Companies as of the times and for the periods referred to therein, (ii) were prepared in accordance with GAAP, consistently applied throughout and among the periods involved (except as may be indicated in the notes thereto and, in the case of the Q3 Financial Statements, the absence of footnotes or the inclusion of limited footnotes), and (iii) fairly present in all material respects the consolidated financial position of the Mobile Companies as of the respective dates thereof and the consolidated results of the operations and cash flows of the Mobile Companies for the periods indicated (subject, in the case of the Q3 Financial Statements, to normal, recurring or immaterial year-end adjustments and the absence of footnotes). The Company maintains systems of internal accounting controls that are designed to provide reasonable assurance that books and records of the Company have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements.

(b) Except as not required in reliance on exemptions from various reporting requirements by virtue of Acquiror’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), the Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the individuals, including the principal executive officer and principal financial officer, responsible for the preparation of the Company’s SEC filings and other public disclosure documents. Except as set forth in Section 4.9(b) of the Company Disclosure Letter, the Company has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Acquiror’s financial statements for external purposes in accordance with the Company.

(c) Each director and executive officer of the Company has filed with the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act and the rules and regulations promulgated thereunder.

(d) There are no outstanding loans or other extensions of credit made by any Mobile Company to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of any Mobile Company. No Mobile Company has taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(e) All accounts receivable reflected on the most recent balance sheet of the Company represent bona fide and valid obligations arising from sales actually made or services actually performed and to the Company’s knowledge, have been appropriately and adequately reserved for in accordance with GAAP, consistent with past practices.

(f) Except as set forth in Section 4.9(f) of the Company Disclosure Letter, the Company (including, to the knowledge of the Company, any employee thereof) has not identified or been made aware of, and any independent auditor of the Company has not identified in writing to the Company, (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company, (ii) any fraud, whether or not material, that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or (iii) any claim or allegation regarding any of the foregoing.

Section 4.10. Undisclosed Liabilities. Except as set forth on Section 4.10 of the Company Disclosure Letter, there is no other liability, debt (including Indebtedness) or obligation of, or claim or judgment against, the Company or any of the Company’s Subsidiaries (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, or due or to become due), except for liabilities, debts, obligations, claims or judgments (a) reflected or reserved for on the Financial Statements or disclosed in the notes thereto, (b) that have arisen since the Interim Balance Sheet Date in the ordinary course of business, consistent with past practice, of the Mobile Companies, (c) arising in connection with the transactions contemplated herein or (d) that would not, individually or in the aggregate, reasonably be expected to be material to the Mobile Companies, taken as a whole.

Section 4.11. Litigation and Proceedings. Except as set forth on Section 4.11 of the Company Disclosure Letter, as of the date hereof, (a) there are no pending or, to the knowledge of the Company, threatened, lawsuits, actions, suits, judgments, claims, arbitration or any other proceedings (including any audit, examination, assessment, investigation or inquiry or request for information initiated, pending or threatened by any Governmental Authority), or other proceedings at law or in equity (collectively, “Legal Proceedings”), against the Mobile Companies or their respective properties or assets and (b) there is no outstanding Governmental Order imposed upon any of the Mobile Companies, nor are any properties or assets of the Mobile Companies’ respective businesses bound or subject to any Governmental Order, except, in each case, as would not, individually or in the aggregate, reasonably be expected to be material to the Mobile Companies, taken as a whole.

Section 4.12. Legal Compliance.

(a) Except as set forth on Section 4.12(a) of the Company Disclosure Letter, each of the Mobile Companies is, and for past three (3) years has been, in compliance with all applicable Laws in all respects, except in each case, where such noncompliance with Law would not, individually or in the aggregate, reasonably be expected to be material to the Mobile Companies, taken as a whole.

(b) For the past three (3) years, none of the Mobile Companies has received any written notice or any written allegation of a violation or potential violation of any Laws, except where such violation or potential violation has not been material to the business of the Mobile Companies, taken as a whole.

Section 4.13. Contracts; No Defaults.

(a) Section 4.13(a) of the Company Disclosure Letter sets forth a true, correct and complete list of each Company Material Contract (as defined below) that is in effect as of the date of this Agreement. For purposes of this Agreement, “Company Material Contract” means the following Contracts with the Company or Company Subsidiary (or which the Company or a Company Subsidiary is otherwise bound), whether or not listed on the Company Disclosure Letter. True, correct and complete copies of the Company Material Contracts listed on Section 4.13(a) of the Company Disclosure Letter have previously been delivered to or made available to Acquiror or its agents or representatives:

(i) contains covenants that limit in any material respect the ability of any Mobile Company (A) to compete in any line of business or with any Person or in any geographic area or to sell, or provide any service or product or solicit any Person, including any non-competition covenants, employee and customer non-solicit covenants (other than customary non-solicitation and non-hire provisions entered into in the ordinary course of business), exclusivity restrictions, rights of first refusal or most-favored pricing clauses or (B) to purchase or acquire an interest in any other Person;

(ii) involves any joint venture, profit-sharing, partnership, limited liability company or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture;

(iii) involves any exchange traded, over the counter or other swap, cap, floor, collar, futures contract, forward contract, option or other derivative financial instrument or Contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including currencies, interest rates, foreign currency and indices;

(iv) evidences Indebtedness (whether incurred, assumed, guaranteed or secured by any asset) of any Mobile Company having an outstanding principal amount in excess of $3,000,000;

(v) involves the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets with an aggregate value in excess of $1,000,000 (other than in the ordinary course of business consistent with past practice) or shares or other equity interests of any Mobile Company or another Person;

(vi) relates to any merger, consolidation or other business combination with any other Person or the acquisition or disposition of any other entity or its business or material assets or the sale of any Mobile Company, its business or material assets;

(vii) by its terms, individually or together with all other Contracts between the Mobile Companies, on the one hand, and such counterparty (or its affiliates), on the other hand, calls for aggregate payments or receipts by the Mobile Companies under such Contract or Contracts of at least $3,000,000 for calendar year 2022 and/or for calendar year 2023;

(viii) is between any Mobile Company and any directors, officers or employees of a Mobile Company providing annual base compensation in excess of $250,000;

(ix) obligates the Mobile Companies to make any capital commitment or expenditure in excess of $500,000 (including pursuant to any joint venture);

(x) relates to a material settlement entered into within three (3) years prior to the date of this Agreement under which any Mobile Company has outstanding obligations (other than customary confidentiality and release obligations);

(xi) relates to the development, ownership, licensing or use of any material Intellectual Property by, to or from any Mobile Company, other than (a) standard Mobile Company form employment agreements, bonus agreements, offer letters, awards of incentive, phantom or other equity by Company, (b) non-exclusive licenses granted to customers in the ordinary course of business, and (c) Off-the-Shelf Software; and

(xii) Any outstanding written commitment to enter into any Contract of the type described in subsections (i) through (xi) of this Section 4.13(a).

(b) Except as set forth in Section 4.13(b) of the Company Disclosure Letter and except for any Company Material Contract that will terminate upon the expiration of the stated term thereof prior to the Closing Date, all of the Company Material Contracts listed pursuant to Section 4.13(a) in the Company Disclosure Letter are (i) in full force and effect and (ii) represent the legal, valid and binding obligations of the Mobile Company party thereto and, to the knowledge of the Company, represent the legal, valid and binding obligations of the counterparties thereto, except, in each case to the extent that any consents set forth in Section 4.4 and Section 4.5 of the Company Disclosure Letter are not obtained.

(c) Except, in each case, where the occurrence of such breach or default or failure to perform would not be material to the Mobile Companies, taken as a whole, (x) the Mobile Companies have performed in all material respects all respective obligations required to be performed by them to date under such Company Material Contracts listed pursuant to Section 4.13(a) and none of the Mobile Companies, nor, to the knowledge of the Company, any other party thereto is in breach of or default under any such Company Material Contract and to the knowledge of the Company, no event has occurred which individually or together with other events, would reasonably be expected to result in a breach of or a default under any such Company Material Contract by the Mobile Companies or, to the knowledge of the Company, any other party thereto (in each case, with or without notice or lapse of time or both).

Section 4.14. Company Benefit Plans.

(a) Section 4.14(a) of the Company Disclosure Letter is a true and complete list of each material employee benefit plan of a Mobile Company (each, a “Company Benefit Plan”). No Mobile Company is or has in the past six (6) years been a member of a “controlled group” for purposes of Section 414(b), (c), (m) or (o) of the Code with any entity other than the Mobile Companies themselves.

(b) Each Company Benefit Plan is and during the past six (6) years has been operated in material compliance with all applicable Laws in all material respects, including ERISA and the Code. Each Company Benefit Plan which is intended to be “qualified” within the meaning of Section 401(a) of the Code (i) has been determined by the IRS to be so qualified (or is based on a IRS approved plan which has received a favorable opinion letter) during the period from its adoption to the date of this Agreement and (ii) its related trust has been determined to be exempt from taxation under Section 501(a) of the Code or uses a form of trust agreement that is compatible with the plan’s IRS preapproved plan documents. To the Company’s knowledge, no fact exists which could adversely affect the qualified status of such Company Benefit Plans or the exempt status of such trusts.

(c) With respect to each Company Benefit Plan which covers any current or former officer, director, consultant or employee (or beneficiary thereof) of a Mobile Company, the Company has provided to Acquiror accurate and complete copies, if applicable, of: (i) all executed plan documents and related trust agreements or annuity Contracts (including any amendments, modifications or supplements thereto); (ii) all summary plan descriptions and material modifications thereto; (iii) the three (3) most recent Forms 5500, if applicable, including all schedules thereto; (iv) the most recent annual and periodic accounting of plan assets; (v) the three (3) most recent nondiscrimination testing reports; (vi) the most recent determination letter received from the IRS, if any; (vii) the most recent actuarial valuation; and (viii) all material communications with any Governmental Authority since January 1, 2019.

(d) With respect to each Company Benefit Plan, except as would not result in material liability for the Company: (i) no breach of fiduciary duty has occurred; (ii) no Legal Proceeding is pending, or to the Company’s knowledge, threatened (other than routine claims for benefits arising in the ordinary course of administration); (iii) no prohibited transaction, as defined in Section 406 of ERISA or Section 4975 of the Code, has occurred, excluding transactions effected pursuant to a statutory or administration exemption; and (iv) all contributions and premiums due through the Closing Date have been made in all material respects as required under ERISA or have been fully accrued in all material respects on the Company financial statements.

(e) Except as set forth in Section 4.14(e) of the Company Disclosure Letter, no Company Benefit Plan is a “defined benefit plan” (as defined in Section 414(j) of the Code), a “multiemployer plan” (as defined in Section 3(37) of ERISA) or a “multiple employer plan” (as described in Section 413(c) of the Code) or is otherwise subject to Title IV of ERISA or Section 412 of the Code, and no Mobile Company has incurred any Liability or otherwise could have any Liability, contingent or otherwise, under Title IV of ERISA and no condition presently exists that is reasonably expected to cause such Liability to be incurred. No Mobile Company currently maintains or has in the past three (3) years maintained, or is required currently or has ever been required to contribute to or otherwise participate in, a multiple employer welfare arrangement or voluntary employees’ beneficiary association as defined in Section 501(c)(9) of the Code.

(f) No arrangement exists pursuant to which a Mobile Company will be required to “gross up” or otherwise compensate any person because of the imposition of any excise tax on a payment to such person.

(g) Each Mobile Company has during the past six (6) years complied in all material respects with the provisions of Section 601 et seq. of ERISA and Section 4980B of the Code (“COBRA”).

(h) Except as set forth in Section 4.14(h) of the Company Disclosure Letter, the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements will not: (i) entitle any individual to severance pay, unemployment compensation or other benefits or compensation; (ii) accelerate the time of payment or vesting, or increase the amount of any compensation due, or in respect of, any individual; or (iii) result in or satisfy a condition to the payment of compensation that would, in combination with any other payment, result in an “excess parachute payment” within the meaning of Section 280G of the Code.

(i) Except to the extent required by COBRA or similar state Law, no Mobile Company provides health or welfare benefits to any former or retired employee or is obligated to provide such benefits to any active employee following such employee’s retirement or other termination of employment or service.

Section 4.15. Labor Relations; Employees.

(a) Except as set forth in Section 4.15(a) of the Company Disclosure Letter, no Mobile Company is a party to any collective bargaining agreement or other Contract covering any group of employees, labor organization or other representative of any of the employees of any Mobile Company, and the Company has no knowledge of any activities or proceedings of any labor union or other party to organize or represent such employees in the past three (3) years. There has not occurred or, to the knowledge of the Company, been threatened any strike, slow-down, picketing, work-stoppage, or other similar labor activity with respect to any such employees in the past three (3) years. Section 4.15(a) of the Company Disclosure Letter sets forth all unresolved material labor controversies (including unresolved grievances and age or other discrimination claims), if any, that are pending or, to the knowledge of the Company, threatened between any Mobile Company and Persons employed by or providing services as independent contractors to a Mobile Company. No current officer of a Mobile Company has provided any Mobile Company written or, to the knowledge of the Company, oral notice of his or her plan to terminate his or her employment with any Mobile Company.

(b) Except as set forth in Section 4.15(b) of the Company Disclosure Letter, each Mobile Company (i) is and has since January 1, 2019 been in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, health and safety and wages and hours, and other Laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations, and has not received written or, to the knowledge of the Company, oral notice that there is any pending Legal Proceeding involving unfair labor practices against a Mobile Company, and (ii) is not liable for any material past due arrears of wages or any material penalty for failure to comply with any of the foregoing, and (iii) is not liable for any material payment to any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits or obligations for employees, independent contractors or consultants (other than routine payments to be made in the ordinary course of business and consistent with past practice). There are no material Legal Proceedings pending or, to the knowledge of the Company, threatened against a Mobile Company brought by or on behalf of any applicant for employment, any current or former employee, any Person alleging to be a current or former employee, or any Governmental Authority, relating to any such Law or regulation, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship. In the past three (3) years, there have been no harassment allegations against any officer of any Mobile Company by any current or former employee of or service provider to any Mobile Company.

Section 4.16. Taxes.

(a) All income and other material Tax Returns required to be filed by or with respect to any Mobile Company have been timely filed (taking into account all available extensions). All such Tax Returns are true, accurate, correct and complete in all material respects. All income or other material Taxes owed by any Mobile Company (whether or not shown on any Tax Return) have been fully and timely paid.

(b) The 2022 Financial Statements contain adequate reserves in accordance with GAAP for all liabilities for income and other material Taxes of any Mobile Company that have accrued but were not yet due and payable or that are being contested in good faith as of the dates thereof.

(c) Each Mobile Company has collected and withheld all material Taxes required to be collected and withheld from payments to third parties and have, within the time and manner prescribed by Law, paid over to the proper Governmental Authority all material amounts required to be collected or withheld and paid over under applicable Laws.

(d) There is no Legal Proceeding currently pending or, to the knowledge of the Company, threatened in writing against a Mobile Company by a Governmental Authority in a jurisdiction where the Mobile Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(e) There are no claims, assessments, audits, examinations, investigations or other Legal Proceedings pending or currently outstanding against a Mobile Company in respect of any Tax, and no Mobile Company has been notified in writing of any proposed Tax claims or assessments against it. There is no Tax deficiency outstanding, proposed in writing or assessed against any Mobile Company, which deficiency has not been satisfied by payment, settled or withdrawn.

(f) There are no Liens with respect to any Taxes upon any Mobile Company’s property or assets, other than Permitted Liens.

(g) No Mobile Company has any outstanding waivers or extensions of any applicable statute of limitations to assess any amount of Taxes. There are no outstanding requests by a Mobile Company for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.

(h) No Mobile Company has made any change in accounting method (except as required by a change in Law) or received a ruling from, or signed an agreement with, any Tax authority that would reasonably be expected to have a material impact on its Taxes following the Closing. No power of attorney that has been granted by any Mobile Company with respect to a Tax matter is currently in effect.

(i) No Mobile Company has participated in, or sold, distributed or otherwise promoted, any “listed transaction,” as defined in U.S. Treasury Regulation section 1.6011-4(b)(2).

(j) No Mobile Company is liable for Taxes of any other Person (other than another Mobile Company) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Tax Law or as a transferee or successor, or by Contract (other than customary commercial Contracts not primarily related to Taxes).

(k) No Mobile Company is the subject of or bound by any private letter ruling, technical advice memorandum, closing agreement or similar ruling, memorandum or agreement with any Governmental Authority with respect to any Taxes, nor is any request for such a ruling, memorandum, or agreement outstanding.

(l) Except as set forth on Section 4.16(l) of the Company Disclosure Letter, no Mobile Company is a party to or bound by any Tax allocation, indemnity or sharing agreement that would have continuing effect after the Closing Date, other than, in each case, customary commercial Contracts not primarily related to Taxes.

(m) No Mobile Company: (i) has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of securities qualifying for, or intended to qualify for, Tax-free treatment under Section 355 of the Code (A) within the two-year period ending on the date hereof or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement; or (ii) is or has been during the three years preceding the date of this Agreement, a member of any consolidated, combined, unitary or affiliated group of corporations for any Tax purposes other than a group of which the applicable Mobile Company is or was the common parent corporation.

(n) Each Mobile Company has complied with all Laws related to escheat or unclaimed property, including by filing with the appropriate Governmental Authority all unclaimed property reports as required under applicable Law.

(o) Section 4.16(o) of the Company Disclosure Letter lists the U.S. federal and state income Tax classification of each Mobile Company, and, except as set forth in Section 4.16(o) of the Company Disclosure Letter, such classification has not changed since the formation of each such entity.

(p) No Mobile Company has applied for any relief under, taken advantage of, deferred the payment of Tax or the recognition of taxable income or gain as a result of, or is otherwise subject to any provision of any COVID-19 Response Law.

(q) No Mobile Company will be required to include any material item of income, or exclude any material item of deduction, for any taxable period (or portion thereof) after the Closing Date as a result of: (i) an installment sale transaction occurring before the Closing governed by Section 453 of the Code (or any similar provision of state, local or non-U.S. Law) or open transaction occurring before the Closing; (ii) a disposition occurring before the Closing reported as an open transaction for U.S. federal income Tax purposes (or any similar provision of state, local, or non-U.S. Law); (iii) any prepaid amounts received prior to the Closing or deferred revenue realized, accrued or received prior to the Closing; (iv) a change in method of accounting under Section 481 of the Code or any similar provision of state, local or non-U.S. Law for any taxable period (or portion thereof) ending on or prior to the Closing Date (or as a result of an impermissible method used prior to Closing); (v) an agreement entered into with any Governmental Authority (including a “closing agreement” under Section 7121 of the Code) prior to the Closing; or (vi) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) that occurred or were in existence prior to the Closing.

(r) No Mobile Company has taken or agreed to take any action, or is aware of the existence of any fact, condition or circumstance, that could reasonably be expected to prevent or impede the Intended Tax Treatment.

Solely for the purposes of the representations and warranties in this Section 4.16, where the context permits, each reference to a Mobile Company shall include a reference to (A) any Person converted into, merged with and into (whether formally or under a de facto merger doctrine) or liquidated into such entity, and/or (B) any Person that is treated as a predecessor of such entity or for which any such entity is treated as a continuation for U.S. federal income tax purposes.

Section 4.17. Insurance. Section 4.17 of the Company Disclosure Letter contains a list of, as of the date hereof, all material policies or binders of property, fire and casualty, director and officer, employment practices liability, product liability, workers’ compensation, and other forms of insurance held by the Company or any of the Company’s Subsidiaries as of the date of this Agreement (the “Insurance Policies”). True, correct and complete copies of the certificates of insurance for all of the Insurance Policies as in effect as of the date hereof have been made available to Acquiror prior to the date hereof and copies of all such Insurance Policies will be made available to Acquiror prior to the Closing. All such policies are in full force and effect, all premiums due have been paid, and no written notice of cancellation or termination has been received by the Company or any of the Company’s Subsidiaries with respect to any such policy. Except as disclosed on Section 4.17 of the Company Disclosure Letter, no insurer has denied or disputed coverage of any material claim under an insurance policy during the last twelve (12) months. No written notice of pending material premium increase, cancelation or termination has been received by the Company or any of its Subsidiaries with respect to any such policy, in each case, except as would not reasonably be expected to be, individually or in the aggregate, material to the Mobile Companies, taken as a whole. The Mobile Companies do not maintain any self-insurance programs.

Section 4.18. Licenses. The Mobile Companies maintain all Licenses necessary for the Mobile Companies to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, other than any such Licenses which if not held by a Mobile Company would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. None of the Mobile Companies: (a) is in default or violation (and to the knowledge of the Company no event has occurred which, with notice or the lapse of time or both, would constitute a material default or violation) in any material respect of any term, condition or provision of any material License to which it is a party; (b) is or has been the subject of any pending or threatened Legal Proceeding by a Governmental Authority seeking the cancellation, revocation, suspension, termination, modification, or impairment of any material License; (c) in the past three (3) years, to the knowledge of the Company, has received any notice that any Governmental Authority that has issued any material License intends to cancel, terminate, revoke, rescind, modify, impair, deny, or not renew any material License, except as would not reasonably be expected to be, individually or in the aggregate, material to the Mobile Companies, taken as a whole, or (d) voluntarily allowed any material License then held to lapse or expire, except as would not reasonably be expected to be, individually or in the aggregate, material to the Mobile Companies, taken as a whole.

Section 4.19. Equipment and Other Tangible Property. The Company or one of its Subsidiaries owns and has good title to, or has the legal and beneficial ownership of or a valid leasehold interest in or right to use by license or otherwise, all material machinery, equipment and other tangible property reflected on the books of the Mobile Companies as owned by a Mobile Company, free and clear of all Liens other than Permitted Liens. All material personal property and leased personal property assets of the Mobile Companies are in good operating condition and repair (ordinary wear and tear expected) and are suitable for the business as currently conducted by the Mobile Companies.

Section 4.20. Real Property.

(a) Owned Real Estate. Section 4.20(a)(i) of the Company Disclosure Letter contains a complete and accurate list of all of the real estate owned in fee by a Mobile Company with respect to the business of a Mobile Company (collectively, “Owned Real Estate”), including the name of the current owner of each such Owned Real Estate. The Owned Real Estate, together with the Leased Real Property, comprises all of the material real property used in the conduct of the business of the Mobile Companies as currently conducted. To the knowledge of the Company, each Mobile Company has good, marketable, and fee simple title to the respective Owned Real Estate of which it is the owner, free and clear of all Liens, except for Permitted Liens and any Liens arising from the Indebtedness secured by such Owned Real Estate. Except as set forth on Section 4.20(a)(ii) of the Company Disclosure Letter, there are no outstanding options or rights of first refusal to sell any Owned Real Estate or any portion thereof or any interest therein, nor any other contractual right to sell, dispose or lease any of the Owned Real Estate or any portion thereof or any interest therein. The Owned Real Estate is leased or subleased for the operation of the business of a Mobile Company to applicable third parties (each such lease or sublease, a “Owned Real Property Lease”). Other than the applicable Mobile Company and the tenants under such Owned Real Property Leases, no Person is in possession of, or has the right to use or occupy, any of the Owned Real Estate. The Company has provided to the Acquiror a true and complete copy of each of the Owned Real Property Leases. The Owned Real Property Leases are valid, binding and enforceable in accordance with their terms and are in full force and effect. To the knowledge of the Company, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a material default on the part of a Mobile Company or any other party under any of the Owned Real Property Leases, and no Mobile Company has received notice of any such condition. Except as set forth in Section 4.20(a)(iii) of the Company Disclosure Letter: (i) neither any Mobile Company nor the Company have received written notice from any Governmental Authority or other Person that the use and occupancy of any of the Owned Real Estate, as currently used and occupied, and the conduct of the business thereon, as currently conducted, violate in any material respect any deed restrictions, building codes, or zoning, subdivision or other land use or similar Laws; (ii) there is no pending or, to the Company’s knowledge, written threat of any proceeding, claim, dispute, administrative action or judicial proceeding of any type relating to the Owned Real Estate or other matters materially and adversely affecting the current use or occupancy of the Owned Real Estate; (iii) neither any Mobile Company nor the Company have received written notice of any pending condemnation proceedings with respect to any portion of any Owned Real Estate and, to the Company’s knowledge, no such proceedings are threatened; and (iv) neither any Mobile Company nor the Company have received written notice of any actual, pending or, to the Company’s knowledge, threatened changes in the present zoning of any Owned Real Estate (or any part thereof).

(b) Leased Real Property. Section 4.20(b)(i) of the Company Disclosure Letter contains a complete and accurate list of all of the Leased Real Property, and a complete and accurate list of the underlying leases and all amendments, modifications, extensions, renewals, and guarantees thereto (each such lease, a “Company Real Property Lease”), which includes the date of the applicable Company Real Property Lease, name of lessor, licensor or any other party thereto, as applicable. To the knowledge of the Company, each Mobile Company has a valid and enforceable leasehold estate in, and enjoys peaceful and undisturbed possession of, all Leased Real Property, free and clear of all Liens, except for Permitted Liens. The Company has provided to the Acquiror a true and complete copy of each of the Company Real Property Leases. The Company Real Property Leases are valid, binding and enforceable in accordance with their terms and are in full force and effect. Neither the Company nor any of its Subsidiaries has subleased to anyone the right to use or occupy the Leased Real Property or any portion thereof and no Person (other than a Subsidiary) is in possession of, or has the right to use or occupy, any of the Leased Real Property. To the knowledge of the Company, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a material default on the part of a Mobile Company or any other party under any of the Company Real Property Leases, and no Mobile Company has received notice of any such condition. Except as set forth in Section 4.20(b)(ii) of the Company Disclosure Letter: (i) neither any Mobile Company nor the Company have received written notice from any Governmental Authority or other Person that the use and occupancy of any of the Leased Real Property, as currently used and occupied, and the conduct of the business thereon, as currently conducted, violate in any material respect any deed restrictions, building codes, or zoning, subdivision or other land use or similar Laws; (ii) there is no pending or, to the Company’s knowledge, written threat of any proceeding, claim, dispute, administrative action or judicial proceeding of any type relating to the Leased Real Property or other matters materially and adversely affecting the current use or occupancy of the Leased Real Property; (iii) neither any Mobile Company nor the Company have received written notice of any pending condemnation proceedings with respect to any portion of any Leased Real Property and, to the Company’s knowledge, no such proceedings are threatened; and (iv) neither any Mobile Company nor the Company have received written notice of any actual, pending or, to the Company’s knowledge, threatened changes in the present zoning of any Leased Real Property (or any part thereof).

Section 4.21. Intellectual Property.

(a) Section 4.21(a)(i) of the Company Disclosure Letter sets forth: (i) all U.S. and foreign issued and applied-for Patents, registered and applied-for Trademarks, registered and applied-for Copyrights and Internet Assets in which a Mobile Company is the owner, applicant or assignee (“Company Registered IP”), specifying as to each item, as applicable: (A) the nature of the item, including the title, (B) the owner of the item, (C) the jurisdictions in which the item is issued or registered or in which an application for issuance or registration has been filed and (D) the issuance, registration or application numbers and dates; and (ii) all material unregistered Intellectual Property owned or purported to be owned by a Mobile Company. All Company Registered IP is valid, in force and in good standing with all required fees and maintenance fees having been paid with no Legal Proceedings pending, and all pending applications to register any Copyrights, Patents and Trademarks are in good standing. Except as set forth on Section 4.21(a)(ii) of the Company Disclosure Letter, each Mobile Company owns, free and clear of all Liens (other than Permitted Liens), all right, title and interest in and to the Company IP and all Company Registered IP is unexpired and valid, subsisting and enforceable in all material respects. Except as set forth on Section 4.21(a)(iii) of the Company Disclosure Letter, all Company IP is owned exclusively by the applicable Mobile Company without obligation to pay royalties, licensing fees or other fees, or otherwise account to any third party with respect to the use of such Company Registered IP.

(b) Section 4.21(b) of the Company Disclosure Letter sets forth all material Intellectual Property licenses, sublicenses and other Contracts or permissions (“Company IP Licenses”) (other than “shrink wrap,” “click wrap,” and “off the shelf” software agreements and other non-exclusive software licenses for commercially available on reasonable terms to the public generally with license, maintenance, support and other fees of less than $20,000 per year (collectively, “Off-the-Shelf Software”) which are not required to be listed, although such licenses are “Company IP Licenses” as that term is used herein), under which a Mobile Company is a licensee of Intellectual Property. All Company IP Licenses are valid and, to the knowledge of the Company, enforceable in accordance with their terms. The Company IP Licenses include all of the licenses, sublicenses and other Contracts or permissions necessary to operate the business of the Mobile Companies as presently conducted. Each Mobile Company has performed in all material respects all obligations imposed on it in the Company IP Licenses, has made all payments required to date, and such Mobile Company is not, nor, to the knowledge of the Company, is any other party thereto, in breach or default thereunder, nor has any event occurred that with notice or lapse of time or both would constitute a default thereunder. No Mobile Company is party to any Contract that requires a Mobile Company to assign to any third Person all of its rights in any Intellectual Property developed by a Mobile Company under such Contract.

(c) Except for non-exclusive licenses granted to customers in the ordinary course of business, Section 4.21(c) of the Company Disclosure Letter sets forth all licenses and sublicenses under which a Mobile Company is the licensor of Intellectual Property (each, an “Outbound IP License”). Each Mobile Company has performed in all material respects all obligations imposed on it in the Outbound IP Licenses, and such Mobile Company is not, nor, to the knowledge of the Company, is any other party thereto, in breach or default thereunder, nor, to the knowledge of the Company, has any event occurred that with notice or lapse of time or both would constitute a default thereunder.

(d) Except as set forth in Section 4.21(d)(i) of the Company Disclosure Letter, no Legal Proceeding is pending or, to the Company’s knowledge, threatened against a Mobile Company that challenges the validity, enforceability, ownership, or right to use, sell, license or sublicense, or that otherwise relates to any Company IP or any other Intellectual Property currently licensed, used or held for use by the Mobile Companies, which, individually or in the aggregate, would reasonably be expected to be material to the Mobile Companies, taken as a whole if determined adversely to the Company nor, to the knowledge of the Company, is there any reasonable basis for any such Legal Proceeding. Except as set forth in Section 4.21(d)(ii) of the Company Disclosure Letter, in the past six (6) years, no Mobile Company has received any written or, to the knowledge of the Company, oral notice or claim asserting that any infringement, misappropriation, violation, dilution or unauthorized use of the Intellectual Property of any other Person is or may be occurring or has occurred, as a consequence of the conduct of the business by any Mobile Company, nor to the knowledge of the Company is there a reasonable basis therefor. There are no Governmental Orders to which any Mobile Company is a party or its otherwise bound that (i) restrict the rights of a Mobile Company to use, transfer, license or enforce any Company IP, (ii) restrict the conduct of the business of a Mobile Company in order to accommodate a third Person’s Intellectual Property, or (iii) other than the Outbound IP Licenses, grant any third Person any right with respect to any Company IP. Except as set forth in Section 4.21(d)(iii) of the Company Disclosure Letter, no Mobile Company is currently infringing, misappropriating, or violating or has, in the past, infringed, misappropriated or violated (x) to the knowledge of the Company, any Patents or (y) any other any Intellectual Property, in each case (x) and (y) of any other Person or otherwise in connection with the conduct of the respective businesses of the Mobile Companies. Except as set forth in Section 4.21(d)(iv) of the Company Disclosure Letter, to the Company’s knowledge, no third party is currently, or in the past six (6) years has been, infringing upon, misappropriating or otherwise violating any Company IP in any material respect.

(e) No current or former officers, employees or independent contractors of a Mobile Company (i) except as set forth on Section 4.21(e) of the Company Disclosure Letter, holds any right, title or interest, directly or indirectly, in whole or in part, in or to any Company IP nor (ii) have claimed any ownership interest in any Company IP. To the knowledge of the Company, there has been no violation of a Mobile Company’s policies related to protection of Company IP or any confidentiality or nondisclosure Contract relating to the Company IP. Each Mobile Company has taken reasonable security measures standard in the industry in order to protect the secrecy, confidentiality and value of the material Company IP. No trade secrets included in the Company IP have, to the knowledge of the Company, been disclosed or authorized to be disclosed to any third Person, other than in the ordinary course of business pursuant to a written confidentiality and non-disclosure agreement.

(f) The Mobile Companies own or have a valid right to access and use all Systems that are material to the operation of the businesses of the Mobile Companies. The Systems that are currently used by the Mobile Companies constitute all the information and communications technology reasonably necessary to carry on the business of the Mobile Companies as currently conducted. The consummation of the transactions contemplated hereby will not impair or interrupt in any material respect the Mobile Companies’ access to and use of, or their respect right to access and use, the Systems or any third-party databases or third-party data used in connection with the business of the Mobile Companies as currently conducted. The Mobile Companies have taken commercially reasonable steps in accordance with industry standards that are designed to secure the Systems from unauthorized access or use by any Person and to ensure the continued uninterrupted and error-free operation of the Systems. The Mobile Companies have in effect disaster recovery plans and procedures customary in the industry. Within the past three (3) years there: (x) have been no unauthorized intrusions or breaches of security with respect to the Systems; (y) has not been any material malfunction of the Systems that has not been remedied; and (z) has been no material unplanned downtime or service interruption with respect to any Systems.

(g) The Mobile Companies are, as of the date of this Agreement, in compliance in all material respects with all applicable licenses with respect to the use by the Mobile Companies of any third party components that constitute Open Source Software and none of the proprietary software forming a part of the Company IP contains, incorporates, includes or is embedded with any Open Source Software subject to any Reciprocal License. None of the Mobile Companies has received any written demand from any Person for disclosure of any source code for proprietary software forming a part of the Company IP based on the use by the Mobile Companies of any Open Source Software or other software subject to any Reciprocal License.

(h) No Person has, to the knowledge of Company, obtained unauthorized access to third party information and data (including personally identifiable information) in the possession of a Mobile Company, nor, to the knowledge of Company, has there been any other material compromise of the security, confidentiality or integrity of such information or data, and no written or, to the knowledge of the Company, oral complaint relating to an improper use or disclosure of, or a breach in the security of, any such information or data has been received by a Mobile Company. Each Mobile Company has, to the knowledge of Company, complied in all material respects with all applicable Laws and Contract requirements relating to privacy, personal data protection, and the collection, processing and use of personal information and its own privacy policies and guidelines. The operation of the business of the Mobile Companies does not violate any right to privacy or publicity of any third person.

(i) Except as set forth in Section 4.21(i) of the Company Disclosure Letter, the consummation of any of the transactions contemplated by this Agreement will not result in the material breach, material modification, cancellation, termination, suspension of, or acceleration of any payments with respect to, or release of source code because of (i) any Contract providing for the license or other use of Intellectual Property owned by a Mobile Company, owned by a Mobile Company or (ii) any Company IP License. Following the Closing, the Company shall be permitted to exercise, directly or indirectly through its Subsidiaries, all of the Mobile Companies’ rights under such Contracts or Company IP Licenses to the same extent that the Mobile Companies would have been able to exercise had the transactions contemplated by this Agreement not occurred, without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Mobile Companies would otherwise be required to pay in the absence of such transactions.

Section 4.22. Environmental Matters.

(a) Except as set forth in Section 4.22(a) of the Company Disclosure Letter, the Mobile Companies are and for the past three (3) years been in compliance with all Environmental Laws, except where failure to be in compliance would not be, individually or in the aggregate, material to the Mobile Companies, taken as a whole.

(b) Neither the execution, delivery or performance of this Agreement nor the consummation of the transactions contemplated hereby will require any material consent or approval of, or the giving of any material notice to or filing with, any Governmental Authority pursuant to Environmental Law, nor result in the modification or termination of any material License required under Environmental Law, and none of the Mobile Companies has received any written, unresolved notice regarding the revocation, suspension or material adverse amendment of any material License required under Environmental Law.

(c) To the knowledge of the Company, there has been no Release of any Hazardous Materials (i) at, in, on or under any Owned Real Estate or the Leased Real Property or (ii) at, in, on or under any formerly Owned Real Estate or Leased Real Property during the time that the Company owned or leased such property, except as would not be, individually or in the aggregate, material to the Mobile Companies, taken as a whole.

(d) Except as set forth in Section 4.22(d) of the Company Disclosure Letter, none of the Mobile Companies are subject to any current Governmental Order relating to any non-compliance with or liability under Environmental Laws by the Mobile Companies or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials, except where such Governmental Order would not be, individually or in the aggregate, material to the Mobile Companies, taken as a whole.

(e) No Legal Proceeding is pending or, to the knowledge of the Company, threatened with respect to the Mobile Companies’ compliance with or liability under Environmental Laws, and, to the knowledge of the Company, there are no facts or circumstances which could reasonably be expected to form the basis of such a Legal Proceeding, except where such Legal Proceeding would not be, individually or in the aggregate, material to the Mobile Companies, taken as a whole.

(f) Except as set forth on Section 4.22(f) of the Company Disclosure Letter or as provided in the Company Real Property Leases, none of the Mobile Companies has, pursuant to any contract expressly agreed to indemnify or hold harmless any Person for any liability or obligation arising under Environmental Law, except where such indemnity would not be, individually or in the aggregate, material to the Mobile Companies, taken as a whole.

(g) The Company has made available to Acquiror true and complete copies of all material environmental reports, assessments, audits and inspections in the possession or control of the Mobile Companies concerning any non-compliance of the Mobile Companies with, or liability of any Mobile Company under, Environmental Law.

Section 4.23. Absence of Changes. Except as set forth in Section 4.23 of the Company Disclosure Letter, since the Interim Balance Sheet Date, (a) the Mobile Companies have conducted the business in the ordinary course of business consistent with past practice (aside from steps taken in contemplation of the transactions contemplated herein and COVID-19 Measures), (b) there has not been any Company Material Adverse Effect; (c) other than in the ordinary course of business consistent with past practice, any purchase, redemption or other acquisition by the Company of any securities of the Mobile Companies, including any Mobile Award and (d) any action taken or agreed upon by any of the Mobile Companies that would be prohibited by Section 6.1 if such action were taken on or after the date hereof without the consent of Acquiror.

Section 4.24. Anti-Corruption Compliance.

(a) For the past five (5) years, none of the Mobile Companies, nor, to the knowledge of the Company, any director, officer, employee or agent acting on behalf of the Mobile Companies, has offered or given anything of value to: (i) any official or employee of a Governmental Authority, any political party or official thereof, or any candidate for political office or (ii) any other Person, in any such case while knowing that all or a portion of such money or thing of value will be offered, given or promised, directly or indirectly, to any official or employee of a Governmental Authority or candidate for political office, in each case of clauses (i) and (ii) in violation of the Anti-Bribery Laws.

(b) Each of the Mobile Companies has instituted and maintains policies and procedures reasonably designed to ensure compliance in all material respects with the Anti-Bribery Laws.

(c) To the knowledge of the Company, as of the date hereof, there are no current or pending internal investigations, third-party investigations (including by any Governmental Authority), or internal or external audits that address any material allegations or information concerning possible material violations of the Anti-Bribery Laws related to the Mobile Companies.

Section 4.25. [Reserved].

Section 4.26. Information Supplied. None of the information supplied or to be supplied by the Mobile Companies specifically in writing for inclusion in the Registration Statement will, at the date on which the Proxy Statement/Registration Statement is first mailed to the Acquiror Shareholders or at the time of the Acquiror Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to: (a) statements made or incorporated by reference therein based on information supplied by Acquiror Entities for inclusion or incorporation by reference in the Proxy Statement/Registration Statement of any Acquiror SEC Filings; or (b) any pro forma financial statements, projections or forecasts included in the Proxy Statement/Registration Statement.

Section 4.27. Transactions with Affiliates. Except for employment relationships and compensation, benefits and travel advances provided in the ordinary course of business, transactions solely between Mobile Companies or as disclosed on Section 4.27 of the Company Disclosure Letter, none of the Mobile Companies nor any of its Affiliates, nor any officer, director, manager, employee, trustee or beneficiary of a Mobile Company or any of its Affiliates, nor any immediate family member of any of the foregoing (whether directly or indirectly through an Affiliate of such Person) (each of the foregoing, a “Related Person”) is presently a party to any transaction with a Mobile Company, including any Contract or other arrangement (a) providing for the furnishing of services by (other than as officers, directors or employees of the Mobile Company), (b) providing for the rental of real property or personal property from or (c) otherwise requiring payments to (other than for services or expenses as directors, officers or employees of the Mobile Company in the ordinary course of business consistent with past practice) any Related Person. Except as set forth on Section 4.27 of the Company Disclosure Letter, no Mobile Company has outstanding any material Contract or other arrangement or commitment with any Related Person, and no Related Person owns any real property or material personal property, or material right, tangible or intangible (including Intellectual Property) which is used in the business of any Mobile Company.

Section 4.28. MIT Merger Agreement. That certain Amended and Restated Agreement and Plan of Merger, dated as of September 26, 2022, by and between the Company and Mobile Infrastructure Trust, a Maryland real estate investment trust, has been validly terminated by the parties thereto, effective as of prior to the date hereof, and each party has released the other party and its Representatives from any claims or Liabilities in connection with such agreement or its termination to the extent set forth in the documentation in respect of such termination. The Company has provided a true and complete copy of the documentation in respect of such termination and release to the Acquiror.

Section 4.29. Opinion of Financial Advisor. The board of directors of the Company has received the opinion, dated as of December 12, 2022, of B. Riley Securities, Inc. that, as of the date of this Agreement and subject to the limitations and assumptions set forth in such opinion, the MIC Common Stock Merger Consideration is fair, from a financial point of view, to the holders of MIC Common Stock. True, correct and complete executed copied of the written opinion described in the preceding sentence will be delivered to the Acquiror solely for information purposes promptly (and in any event within twenty four (24) hours) after the receipt thereof by the Company.

Section 4.30. State Takeover Laws. No Takeover Statute is, or at the First Effective Time or Second Effective Time will be, applicable to this Agreement, either Merger, the other transactions contemplated hereby, or the parties hereto. The Mobile Companies have no rights plan, “poison-pill” or other similar agreement or arrangement.

Section 4.31. Brokers’ Fees. Except as set forth on Section 4.31 of the Company Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated hereby based upon arrangements made by any of the Mobile Companies or any of their Affiliates for which Acquiror or any of the Mobile Companies has any obligation.

Section 4.32. No Additional Representation or Warranties; No Reliance. Except as provided in this Article IV (as modified by the Company Disclosure Letter), and the representations and warranties as may be provided in other agreements entered into in connection with the transactions contemplated by this Agreement, none of the Mobile Companies or Affiliates, nor any of their respective Representatives has made, or is making, any representation or warranty of any kind or nature whatsoever, oral or written, express or implied, relating to or with respect to this Agreement or the transactions contemplated hereby to Acquiror, Merger Sub or any of their Subsidiaries, Affiliates or Representatives. EXCEPT AS OTHERWISE SPECIFICALLY PROVIDED IN THIS SECTION 4.32 (INCLUDING THE COMPANY DISCLOSURE LETTER), THE COMPANY MAKES NO OTHER REPRESENTATIONS OR WARRANTIES TO THE ACQUIROR ENTITIES, ORAL OR WRITTEN, EXPRESS OR IMPLIED, WITH RESPECT TO THE COMPANY OR ITS SUBSIDIARIES OR THEIR RESPECTIVE BUSINESSES, OPERATIONS, PROPERTIES, LIABILITIES, OR OBLIGATIONS, WHETHER ARISING BY STATUTE OR OTHERWISE IN LAW, INCLUDING ANY IMPLIED WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, OR OTHERWISE. The Company acknowledges and agrees that, except for the representations and warranties contained in Article V (as modified by the Acquiror Disclosure Letter) and in other agreements entered into in connection with the transactions contemplated by this Agreement, neither Acquiror or its Affiliates nor any other Person has made or is making any representation or warranty, express or implied, as to the accuracy or completeness of any information, data, or statement regarding Acquiror or the transactions contemplated hereunder, including in respect of Acquiror the business, the operations, prospects, or condition (financial or otherwise), or the accuracy or completeness of any document, projection, material, statement, or other information not expressly set forth in Article V (as modified by the Acquiror Disclosure Letter) or in other agreements entered into in connection with the transactions contemplated by this Agreement. The Company is not relying on any representations or warranties other than those representations or warranties set forth in Article V (as modified by the Acquiror Disclosure Letter) and the representations and warranties as may be provided in other agreements entered into in connection with the transactions contemplated by this Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF ACQUIROR ENTITIES

Except as set forth in (i) in the case of Acquiror, any Acquiror SEC Filings filed or furnished prior to the date hereof (excluding (a) any disclosures in any risk factors section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimer and other disclosures that are generally cautionary, predictive or forward-looking in nature and (b) any exhibits or other documents appended thereto) (it being acknowledged that nothing disclosed in such Acquiror SEC Filings will be deemed to modify or qualify the representations and warranties set forth in Section 5.1, Section 5.2, Section 5.3, Section 5.8, Section 5.11, Section 5.12 and Section 5.13), or (ii) in the case of Acquiror Entities, in the disclosure letter delivered to the Company (the “Acquiror Disclosure Letter”) on the date of this Agreement (each section of which, subject to Section 11.9, qualifies the correspondingly numbered and lettered representations in this Article V), Acquiror Entities represent and warrant to the Company as follows:

Section 5.1. Acquiror Organization. Each Acquiror Entity has been duly incorporated, organized or formed and is validly existing as a corporation or exempted company in good standing (or equivalent status, to the extent that such concept exists) under the Laws of its jurisdiction of incorporation, organization or formation, and has the requisite company power and authority to own, lease or operate all of its properties and assets and to conduct its business as it is now being conducted, except where the failure to possess such power and authority would not reasonably be expected to result in material liability to the Acquiror Entities, taken as a whole, or otherwise materially interfere with the conduct of their businesses. The copies of Governing Documents of Acquiror Entities, in each case, as amended to the date of this Agreement, previously delivered to the Company, are true, correct and complete. Merger Sub has no assets or operations other than those required to effect the transactions contemplated hereby. All of the equity interests of Merger Sub are held directly by Acquiror. Each Acquiror Entity is duly licensed or qualified and in good standing as a foreign corporation or company in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified would not be expected to have, individually or in the aggregate, an Acquiror Material Adverse Effect.

Section 5.2. Due Authorization.

(a) Each Acquiror Entity has all requisite corporate power and authority to (i) execute and deliver this Agreement and the documents contemplated hereby, and (ii) consummate the transactions contemplated hereby and thereby and perform all obligations to be performed by it hereunder and thereunder. This Agreement has been, and at or prior to the Closing, the other documents contemplated hereby will be, duly and validly executed and delivered by each of Acquiror Entity, and this Agreement constitutes, and at or prior to the Closing, the other documents contemplated hereby will constitute, a legal, valid and binding obligation of each Acquiror Entity, enforceable against each Acquiror Entity in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b) The execution and delivery of this Agreement and the documents contemplated hereby and the consummation of the transactions contemplated hereby and thereby have been (i) duly and validly authorized and approved by the Board of Directors of Acquiror, and by Acquiror as the sole stockholder of Merger Sub, and (ii) determined by the Board of Directors of Acquiror as advisable to Acquiror and the Acquiror Shareholders and recommended for approval by the Acquiror Shareholders. On or prior to the date of this Agreement, the board of directors of the Acquiror has duly adopted a written consent or resolutions (i) determining that this Agreement, the Domestication and the other documents to which Acquiror is a party contemplated hereby and the transactions contemplated hereby and thereby are advisable and fair to, and in the best interests of Acquiror’s shareholders, (ii) authorizing and approving the execution, delivery and performance by Acquiror of this Agreement and the other documents to which Acquiror is a party contemplated hereby and the transactions contemplated hereby and thereby, and (iii) authorizing the issuance of the Total Share Consideration in connection with the Mergers, the issuance of Surviving Pubco Shares in connection with the PIPE Investment and the issuance of Surviving Pubco Shares in connection with the conversion or redemption of Surviving Pubco Series 1 Preferred Shares and/or Surviving Pubco Series 1 Preferred Shares. No other action or proceeding on the part of the Acquiror Entities is necessary to authorize this Agreement and the documents contemplated hereby other than the Acquiror Shareholder Approvals.

Section 5.3. No Conflict. Subject to the Acquiror Shareholder Approvals, the execution and delivery of this Agreement by the Acquiror Entities and the other documents contemplated hereby by the Acquiror Entities and the consummation of the transactions contemplated hereby and thereby do not and will not (a) violate or conflict with any provision of, or result in the breach of or default under the Governing Documents of any of the Acquiror Entities (b) violate or conflict with any provision of, or result in the breach of, or default under any applicable Law or Governmental Order applicable to the Acquiror Entities, (c) violate or conflict with any provision of, or result in the breach of, result in the loss of any right or benefit, or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any Contract to which an Acquiror Entity is a party or by which an Acquiror Entity may be bound, or terminate or result in the termination of any such Contract or (d) result in the creation of any Lien upon any of the properties or assets of an Acquiror Entity, except, in the case of clauses (b) through (d), to the extent that the occurrence of the foregoing would not have, or would not reasonably be expected to have, individually or in the aggregate, an Acquiror Material Adverse Effect.

Section 5.4. Litigation and Proceedings. There are no pending or, to the knowledge of Acquiror, threatened Legal Proceedings against an Acquiror Entity, their respective properties or assets, or, to the knowledge of Acquiror, any of their respective directors, managers, officers or employees (in their capacity as such). There are no investigations or other inquiries pending or, to the knowledge of Acquiror, threatened by any Governmental Authority, against an Acquiror Entity, their respective properties or assets, or, to the knowledge of Acquiror, any of their respective directors, managers, officers or employees (in their capacity as such). There is no outstanding Governmental Order imposed upon an Acquiror Entity, nor are any assets of the Acquiror Entities’ respective businesses bound or subject to any Governmental Order the violation of which would, individually or in the aggregate, reasonably be expected to be material to Acquiror. Each Acquiror Entity is, and has since its inception been, in compliance with all applicable Laws in all material respects. Since Acquiror’s formation, the Acquiror Entities have not received any written notice of or been charged with the violation of any Laws, except where such violation has not been, individually or in the aggregate, material to Acquiror.

Section 5.5. SEC Filings. Except for or in respect of any changes (including any restatements of reports or of financial statements contained therein) to Acquiror’s historical or current accounting of Acquiror’s outstanding redeemable shares as temporary, as opposed to permanent, equity (“Redeemable Share Classification Changes”) and except for any delays in the filing of Acquiror’s periodic reports as they come due (which, as of the date hereof, have all since been filed with the SEC), Acquiror has timely filed or furnished all statements, prospectuses, registration statements, forms, reports and documents required to be filed by it with the SEC pursuant to the Exchange Act or the Securities Act (collectively, as they have been amended since the time of their filing, the “Acquiror SEC Filings”). Subject to the Redeemable Share Classification Changes, each of the Acquiror SEC Filings, as of the respective date of its filing, and as of the date of any amendment, complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder applicable to the Acquiror SEC Filings. As of the respective date of its filing (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), the Acquiror SEC Filings did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Acquiror SEC Filings. To the knowledge of Acquiror none of the Acquiror SEC Filings filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

Section 5.6. Financial Statements; Internal Controls; Listing.

(a) Except as not required in reliance on exemptions from various reporting requirements by virtue of Acquiror’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, Acquiror has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to Acquiror, including its consolidated Subsidiaries, if any, is made known to Acquiror’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. Such disclosure controls and procedures are effective in timely alerting Acquiror’s principal executive officer and principal financial officer to material information required to be included in Acquiror’s periodic reports required under the Exchange Act. Acquiror has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of Acquiror’s financial reporting and the preparation of Acquiror’s financial statements for external purposes in accordance with GAAP.

(b) Each director and executive officer of Acquiror has filed with the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act and the rules and regulations promulgated thereunder. Acquiror has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(c) Acquiror has complied in all material respects with the applicable listing and corporate governance rules and regulations of the Capital Market of Nasdaq Stock Market (the “Nasdaq”). The Acquiror Class A Common Stock is registered pursuant to Section 12(b) of the Exchange Act and is listed for trading on Nasdaq. There is no Legal Proceeding pending or, to the knowledge of Acquiror, threatened against Acquiror by Nasdaq or the SEC with respect to any intention by such entity to deregister the Acquiror Class A Common Stock or prohibit or terminate the listing of Acquiror Class A Common Stock on Nasdaq.

(d) Each of the financial statements (including, in each case, any notes thereto) contained in the Acquiror SEC Filings was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) and each fairly presents, in all material respects, the financial position, results of operations and cash flows of Acquiror as at the respective dates thereof and for the respective periods indicated therein. The books and records of Acquiror have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements.

(e) There are no outstanding loans or other extensions of credit made by Acquiror to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Acquiror. Acquiror has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(f) Neither Acquiror (including any employee thereof) nor Acquiror’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Acquiror, (ii) any fraud, whether or not material, that involves Acquiror’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Acquiror or (iii) any claim or allegation regarding any of the foregoing.

Section 5.7. Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of the Company contained in this Agreement, no Governmental Authorization or consent, waiver, approval or authorization of, or designation, declaration or filing with, or notification to, any other Person is required on the part of the Acquiror Entities with respect to the Acquiror Entities’ execution or delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) applicable requirements of the HSR Act, (ii) the Domestication in compliance with the applicable requirements under the CICA and the MGCL, (iii) the filings with the SDAT contemplated by Section 2.3 and Section 7.6, (iv) the filing with the SEC of such reports under the Exchange Act, and such other compliance with the Exchange Act and the rules and regulations thereunder as may be required in connection with this Agreement and the transactions contemplated hereby, (v) the filing with Nasdaq and such other compliance with Nasdaq rules and regulations thereunder as may be required in connection with this Agreement and the transactions contemplated hereby, and (vi) as otherwise disclosed in Section 5.7 of the Acquiror Disclosure Letter.

Section 5.8. Trust Account; Financial Capacity. As of the date of this Agreement, Acquiror has at least $278,201,700 in the Trust Account (including, if applicable, deferred underwriting commissions and other fees being held in the Trust Account), such monies invested in United States government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act pursuant to the Investment Management Trust Agreement, dated as of May 24, 2021, between Acquiror and Continental Stock Transfer & Trust Company, as trustee (the “Trustee”) (the “Trust Agreement”). The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of the Acquiror and to the knowledge of Acquiror, the Trustee, enforceable against it and, to the knowledge of Acquiror, the Trustee in accordance with its terms. The Trust Agreement has not been terminated, repudiated, rescinded, amended, supplemented or modified, in any respect, and no such termination, repudiation, rescission, amendment, supplement or modification is contemplated by Acquiror or, to the knowledge of Acquiror, the Trustee. There are no separate Contracts, side letters or other arrangements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the Acquiror SEC Filings to be inaccurate or that would entitle any Person (other than shareholders of Acquiror holding Acquiror Common Stock sold in Acquiror’s initial public offering who shall have elected to redeem their shares of Acquiror Common Stock pursuant to Acquiror’s Governing Documents and the underwriters of Acquiror’s initial public offering with respect to deferred underwriting commissions) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released other than to pay Taxes and payments with respect to all Acquiror Share Redemptions. There are no claims or proceedings pending or, to the knowledge of Acquiror, threatened with respect to the Trust Account. Acquiror has performed all material obligations required to be performed by it to date under, and is not in default, or breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. As of the date hereof, assuming the accuracy of the representations and warranties of the Company herein and the compliance by the Company with its respective obligations hereunder, Acquiror has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to Acquiror on the Closing Date.

Section 5.9. Investment Company Act; JOBS Act. Acquiror is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act. Acquiror constitutes an “emerging growth company” within the meaning of the JOBS Act.

Section 5.10. No Undisclosed Liabilities. Except for any fees and expenses payable by the Acquiror Entities as a result of or in connection with the consummation of the transactions contemplated hereby, there is no liability, debt or obligation of or claim or judgment against an Acquiror Entity (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, or due or to become due), except for liabilities and obligations (i) reflected or reserved for on the financial statements or disclosed in the notes thereto included in Acquiror SEC Filings, (ii) that have arisen since the date of the most recent balance sheet included in the Acquiror SEC Filings in the ordinary course of business of the Acquiror Entities, or (iii) which would not be, or would not reasonably be expected to be, material to Acquiror.

Section 5.11. Capitalization of Acquiror.

(a) As of the date of this Agreement, the authorized share capital of Acquiror is (i) 200,000,000 shares of Acquiror Class A Common Stock, 28,407,000 of which are issued and outstanding as of the date of this Agreement, (ii) 20,000,000 shares of Acquiror Class B Common Stock, of which 6,875,000 shares are issued and outstanding as of the date of this Agreement, and (iii) 1,000,000 preference shares of par value $0.0001 each, of which no shares are issued and outstanding as of the date of this Agreement ((i), (ii) and (iii), collectively, the “Acquiror Securities”). The foregoing represents all of the issued and outstanding Acquiror Securities as of the date of this Agreement. All issued and outstanding Acquiror Securities (i) have been duly authorized and validly issued and are fully paid and non-assessable; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) Acquiror’s Governing Documents, and (2) any other applicable Contracts governing the issuance of such securities; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, Acquiror’s Governing Documents or any Contract to which Acquiror is a party or otherwise bound.

(b) Except for the Subscription Agreements, the Working Capital Loans, Acquiror’s Governing Documents and this Agreement, there is no outstanding Indebtedness of the Acquiror and there are no outstanding Contracts of Acquiror to repurchase, redeem or otherwise acquire any Acquiror Securities.

(c) Except as set forth in this Section 5.11 or as contemplated by this Agreement or the other documents contemplated hereby, and other than in connection with the PIPE Investment (or any Alternative PIPE Investment), and the Working Capital Loans, Acquiror has not granted any outstanding options, stock appreciation rights, warrants, rights or other securities convertible into or exchangeable or exercisable for Acquiror Securities, or any other commitments or agreements providing for the issuance of additional shares, the sale of treasury shares, for the repurchase or redemption of any Acquiror Securities or the value of which is determined by reference to the Acquiror Securities, and there are no Contracts of any kind which may obligate Acquiror to issue, purchase, redeem or otherwise acquire any of its Acquiror Securities.

(d) The Total Share Consideration when issued in accordance with the terms hereof, shall be duly authorized and validly issued, fully paid and non-assessable and issued in compliance with all applicable state and federal securities Laws and not subject to, and not issued in violation of, any Lien, purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of applicable Law, Acquiror’s Governing Documents, or any Contract to which Acquiror is a party or otherwise bound, and shall not be subject to any Lien other than those set forth in the Ancillary Agreements and the Governing Documents of Acquiror and those arising under applicable securities Laws.

(e) Acquiror has no Subsidiaries apart from Merger Sub, and does not own, directly or indirectly, any equity interests or other interests or investments (whether equity or debt) in any Person, whether incorporated or unincorporated. Acquiror is not party to any Contract that obligates Acquiror to invest money in, loan money to or make any capital contribution to any other Person.

Section 5.12. Brokers’ Fees. Except fees described in Section 5.12 of the Acquiror Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated hereby based upon arrangements made by Acquiror or any of its Affiliates.

Section 5.13. Taxes.

(a) All income and other material Tax Returns required to be filed by or with respect to Acquiror or its Subsidiaries have been timely filed (taking into account any applicable extensions). All such Tax Returns are true, correct and complete in all material respects. All income or other material Taxes owed by Acquiror or any of its Subsidiaries (whether or not shown on any Tax Return) have been fully and timely paid.

(b) Acquiror’s financial statements contain adequate reserves in accordance with GAAP for all liabilities for income and other material Taxes of the Acquiror Entities that have accrued but are not yet due and payable or that are being contested in good faith as of the dates thereof.

(c) The Acquiror Entities have collected and withheld all material Taxes required to be collected and withheld from payments to third parties and have, within the time and manner prescribed by Law, paid over to the proper Governmental Authority all material amounts required to be collected or withheld and paid over under applicable Laws.

(d) There is no Legal Proceeding currently pending or, to the knowledge of Acquiror, threatened in writing against Acquiror or any of its Subsidiaries by a Governmental Authority in a jurisdiction where such entity does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(e) There are no claims, assessments, audits, examinations, investigations or other Legal Proceedings pending or currently outstanding against the Acquiror or any of its Subsidiaries in respect of any Tax, and neither the Acquiror nor any of its Subsidiaries has been notified in writing of any proposed Tax claims or assessments against it. There is no Tax deficiency outstanding, proposed in writing or assessed against the Acquiror or any of its Subsidiaries, which deficiency has not been satisfied by payment, settled or withdrawn.

(f) There are no Liens with respect to Taxes upon the property or assets of Acquiror or its Subsidiaries, other than Permitted Liens.

(g) Neither the Acquiror nor any of its Subsidiaries has any outstanding waivers or extensions of any applicable statute of limitations to assess any amount of Taxes. There are no outstanding requests by the Acquiror or any of its Subsidiaries for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.

(h) Neither the Acquiror nor any of its Subsidiaries has made any change in accounting method (except as required by a change in Law) or received a ruling from, or signed an agreement with, any Tax authority that would reasonably be expected to have a material impact on its Taxes following the Closing. No power of attorney that has been granted by the Acquiror or any of its Subsidiaries with respect to a Tax matter is currently in effect.

(i) Neither the Acquiror nor any of its Subsidiaries has participated in, or sold, distributed or otherwise promoted, any “listed transaction,” as defined in U.S. Treasury Regulation section 1.6011-4(b)(2).

(j) Neither Acquiror nor any of its Subsidiaries is liable for Taxes of any other Person (other than the Acquiror or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Tax Law or as a transferee or successor or by Contract (other than customary commercial Contracts not primarily related to Taxes.

(k) No Acquiror Entity is the subject of or bound by any private letter ruling, technical advice memorandum, closing agreement or similar ruling, memorandum or agreement with any Governmental Authority with respect to any Taxes, nor is any request for such a ruling, memorandum, or agreement outstanding.

(l) No Acquiror Entity is a party to or bound by any Tax allocation, indemnity or sharing agreement that would have continuing effect after the Closing Date, other than, in each case, customary commercial Contracts not primarily related to Taxes.

(m) No Acquiror Entity: (i) has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of securities qualifying for, or intended to qualify for, Tax-free treatment under Section 355 of the Code (A) within the two-year period ending on the date hereof or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement; or (ii) is or has been (A) during the applicable period set forth in Section 897(c)(1), a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Code, or (B) during the three years preceding the date of this Agreement, a member of any consolidated, combined, unitary or affiliated group of corporations for any Tax purposes other than a group of which an Acquiror Entity is or was the common parent corporation.

(n) Each Acquiror Entity has complied with all Laws related to escheat or unclaimed property, including by filing with the appropriate Governmental Authority all unclaimed property reports as required under applicable Law.

(o) Section 5.13(o) of the Acquiror Disclosure Letter lists the U.S. federal and state income Tax classification of each Acquiror Entity, and, except as set forth in Section 5.13(o) of the Acquiror Disclosure Letter, such classification has not changed since the formation of each such entity.

(p) No Acquiror Entity has applied for any relief under, taken advantage of, or deferred the payment of Tax or the recognition of taxable income or gain as a result of, or is otherwise subject to any provision of any COVID-19 Response Law.

(q) No Acquiror Entity will be required to include any material item of income, or exclude any material item of deduction, for any taxable period (or portion thereof) after the Closing Date as a result of: (i) an installment sale transaction occurring before the Closing governed by Section 453 of the Code (or any similar provision of state, local or non-U.S. Law) or open transaction occurring before the Closing; (ii) a disposition occurring before the Closing reported as an open transaction for U.S. federal income Tax purposes (or any similar provision of state, local, or non-U.S. Law); (iii) any prepaid amounts received prior to the Closing or deferred revenue realized, accrued or received prior to the Closing; (iv) a change in method of accounting under Section 481 of the Code or any similar provision of state, local or non-U.S. Law for any taxable period (or portion thereof) ending on or prior to the

Closing (or as a result of an impermissible method used prior to Closing); (v) an agreement entered into with any Governmental Authority (including a “closing agreement” under Section 7121 of the Code) prior to the Closing; or (vi) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) that occurred or were in existence prior to the Closing.

(r) Neither the Acquiror nor any of its Subsidiaries has taken or agreed to take any action, or is aware of the existence of any fact, condition or circumstance, that could reasonably be expected to prevent or impede the Intended Tax Treatment.

Section 5.14. Business Activities.

(a) Since their respective incorporations, neither Acquiror nor any of its Subsidiaries has conducted any business activities other than activities: (i) in connection with its organization; or (ii) directed toward the accomplishment of a business combination in accordance with its Governing Documents. Except as set forth in the Governing Documents of Acquiror, there is no Contract or Governmental Order binding upon Acquiror or any of its Subsidiaries or to which any of them is a party which has or could reasonably be expected to have the effect of prohibiting or materially impairing any material business practice of it or the conduct of business by Acquiror as currently conducted or as contemplated to be conducted as of the Closing. No Acquiror Entity owns or leases any real property or personal property.

(b) Except for this Agreement, the Ancillary Agreements and the other documents and transactions contemplated hereby and thereby (including with respect to expenses and fees incurred in connection therewith) or as described in the Acquiror SEC Filings, neither Acquiror nor any of its Subsidiaries is party to any Contract with any other Person that would require payments by Acquiror or any of its Subsidiaries after the date hereof in excess of $1,000,000 in the aggregate with respect to any individual Contract, other than Working Capital Loans. As of the date hereof, there are no amounts outstanding under any Working Capital Loans.

Section 5.15. Stock Market Quotation. The Acquiror Class A Common Stock is registered pursuant to Section 12(b) of the Exchange Act and is listed for trading on Nasdaq under the symbol “FWAC”. Acquiror is in compliance with the rules of Nasdaq and there is no Legal Proceeding or proceeding pending or, to the knowledge of Acquiror, threatened against Acquiror by Nasdaq or the SEC with respect to any intention by such entity to deregister the Acquiror Class A Common Stock or terminate the listing of Acquiror Class A Common Stock on Nasdaq. None of Acquiror or any of its Subsidiaries has taken any action in an attempt to terminate the registration of the Acquiror Class A Common Stock under the Exchange Act except as contemplated by this Agreement.

Section 5.16. PIPE Investment. Acquiror has made available to the Company true, correct and complete copies of the executed Initial Subscription Agreement, dated as of the date hereof, pursuant to which, and on the terms and subject to the conditions therein, the Initial PIPE Investor has agreed to provide the Initial PIPE Investment to Acquiror in connection with the transactions contemplated by this Agreement. As of the date hereof, the Initial Subscription Agreement is in full force and effect and is a legal, valid and binding obligation of Acquiror, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity. The shares and other securities, as applicable, to be issued in connection with the PIPE Investment will be, when issued, duly authorized and, when issued and delivered to the applicable PIPE Investor against full payment therefor in accordance with the terms of the applicable Subscription Agreement, such shares or securities, as applicable, will be validly issued, fully paid and non-assessable. There are no other Contracts between Acquiror and the Initial PIPE Investor relating to the Initial Subscription Agreement and, as of the date hereof, Acquiror does not have actual knowledge of any facts or circumstances that would reasonably be expected to result in any of the conditions set forth in the Initial Subscription Agreement not being satisfied, or $10,000,000 (such amount, the “Minimum PIPE Investment Amount”) not being available to Acquiror, on the Closing Date. No event has occurred that, with or without notice, lapse of time or both, has constituted or would constitute a default or breach on the part of Acquiror or the applicable PIPE Investor under any material term or condition of any Subscription Agreement and, as of the date hereof, Acquiror does not have reason to believe that it will be unable to satisfy in all material respects on a timely basis any term or condition of closing to be satisfied by it contained in the Subscription Agreements.

Section 5.17. Compensation and Benefit Matters. As of the date of this Agreement, none of Acquiror and Merger Sub sponsors, maintains or contributes to (or has any liability, contingent or otherwise with respect to) or has made any plan or commitment to establish or adopt (a) any “employee benefit plan,” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, or (b) any other bonus, profit-sharing, compensation, pension, severance, savings, deferred compensation, fringe benefit, insurance, welfare, post-retirement health or welfare benefit, health, life, stock option, restricted stock unit, stock purchase, restricted stock, tuition refund, service award, company car, scholarship, relocation, disability, accident, sick pay, sick leave, accrued leave, vacation, holiday, termination, individual employment, individual consulting, executive compensation, incentive, commission, retention, change-in-control plan, policy, program, arrangement or agreement (whether written or oral) providing compensation or other benefits to any current or former director, officer, employee, individual independent contractor or other individual service provider of each of the Acquiror Entities or its dependents, spouses, or beneficiaries, in each case, prior to the Effective Time. Neither the execution and delivery of this Agreement by each of the Acquiror Entities nor the consummation of the transactions contemplated by this Agreement (either alone or in connection with any other event, contingent or otherwise) will (i) result in any payment or benefit (including notice, severance, golden parachute, bonus, commission, or otherwise), becoming due to any employee or individual independent contractor of each of the Acquiror Entities, (ii) result in any forgiveness of indebtedness to any employee or individual independent contractor of each of the Acquiror Entities, (iii) increase any benefits otherwise payable by the each of the Acquiror Entities, (iv) result in the acceleration of the time of payment or vesting of any such benefits except as required under Section 411(d)(3) of the Code, or (v) result in or satisfy a condition to the payment or vesting of any compensation or benefit (or any acceleration of the foregoing) that would, in combination with any other such payment, benefit, or acceleration, result in an “excess parachute payment” within the meaning of Section 280G(b) of the Code. There is no Contract or plan by which each of the Acquiror Entities is bound to compensate any Person for excise Taxes pursuant to Section 4999 of the Code.

Section 5.18. Transactions with Affiliates. Except as disclosed in the Acquiror SEC Filings, none of the Acquiror Entities nor any of its Affiliates, nor any officer, director, manager, employee, trustee or beneficiary of an Acquiror Entity or any of its Affiliates, nor any immediate family member of any of the foregoing (whether directly or indirectly through an Affiliate of such Person) is presently a party to any transaction with an Acquiror Entity.

Section 5.19. Anti-Corruption Compliance. Since its inception, none of the Acquiror Entities, nor, to the knowledge of the Acquiror, any director, officer, employee or agent acting on behalf of the Acquiror Entities, has offered or given anything of value to: (i) any official or employee of a Governmental Authority, any political party or official thereof, or any candidate for political office or (ii) any other Person, in any such case while knowing that all or a portion of such money or thing of value will be offered, given or promised, directly or indirectly, to any official or employee of a Governmental Authority or candidate for political office, in each case in violation of the Anti-Bribery Laws. Each of the Acquiror Entities has instituted and maintains policies and procedures reasonably designed to ensure compliance in all material respects with the Anti-Bribery Laws. To the knowledge of the Acquiror, as of the date hereof, there are no current or pending internal investigations, third-party investigations (including by any Governmental Authority), or internal or external audits that address any material allegations or information concerning possible material violations of the Anti-Bribery Laws related to the Acquiror Entities.

Section 5.20. Information Supplied. None of the information supplied or to be supplied by the Acquiror Entities specifically in writing for inclusion in the Registration Statement will, at the date on which the Proxy Statement/Registration Statement is first mailed to the Acquiror Shareholders or at the time of the Acquiror Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Acquiror makes no representation, warranty or covenant with respect to: (a) statements made or incorporated by reference therein based on information supplied by the Mobile Companies for inclusion or incorporation by reference in the Proxy Statement/Registration Statement or any Acquiror SEC Filings; or (b) any pro forma financial statements, projections or forecasts included in the Proxy Statement/Registration Statement.

Section 5.21. Certain Ancillary Agreements.

(a) Acquiror has delivered to the Company a true, correct and complete copy of the Sponsor Support Agreement. The Sponsor Support Agreement is in full force and effect and has not been withdrawn or terminated, or otherwise amended or modified, in any respect, and no withdrawal, termination, amendment or modification is contemplated by Acquiror or, to the knowledge of Acquiror, any other party thereto. The Sponsor Support Agreement is a legal, valid and binding obligation of Acquiror and, to the knowledge of Acquiror, each other party thereto and neither the execution or delivery by any party of, nor the performance of any party’s obligations under, the Sponsor Support Agreement violates any provision of, or results in the breach of or default under, or requires any filing, registration or qualification under, any applicable Law. To the knowledge of Acquiror, no event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of Acquiror or any other party of the Sponsor Support Agreement.

(b) Acquiror has delivered to the Company a true, correct and complete copy of the Sponsor Lock-Up Agreement. The Sponsor Lock-Up Agreement is in full force and effect and has not been withdrawn or terminated, or otherwise amended or modified, in any respect, and no withdrawal, termination, amendment or modification is contemplated by Acquiror or, to the knowledge of Acquiror, any Acquiror Shareholder party thereto. The Sponsor Lock-Up Agreement is a legal, valid and binding obligation of Acquiror and, to the knowledge of Acquiror, each Acquiror Shareholder party thereto and neither the execution or delivery by any party of, nor the performance of any party’s obligations under, the Sponsor Lock-Up Agreement violates any provision of, or results in the breach of or default under, or requires any filing, registration or qualification under, any applicable Law. To the knowledge of Acquiror, no event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of Acquiror or any Acquiror Shareholder party thereto of the Sponsor Lock-Up Agreement.

Section 5.22. No Additional Representation or Warranties. Except as provided in this Article V (as modified by the Acquiror Disclosure Letter), and the representations and warranties as may be provided in the other agreements entered into in connection with the transactions contemplated by this Agreement, none of the Acquiror Entities nor any of their respective Representatives has made, or is making, any representation or warranty of any kind or nature whatsoever, oral or written, express or implied, relating to or with respect to this Agreement or the transactions contemplated hereby to the Company or any of its Subsidiaries or Affiliates. EXCEPT AS OTHERWISE SPECIFICALLY PROVIDED IN THIS SECTION 5.22 (INCLUDING THE ACQUIROR DISCLOSURE LETTER), EACH OF THE ACQUIROR ENTITIES MAKES NO OTHER REPRESENTATIONS OR WARRANTIES TO THE MOBILE COMPANIES OR BLOCKER COMPANIES, ORAL OR WRITTEN, EXPRESS OR IMPLIED, WITH RESPECT TO EACH OF THE ACQUIROR ENTITIES OR ITS RESPECTIVE BUSINESSES, OPERATIONS, PROPERTIES, LIABILITIES, OR OBLIGATIONS, WHETHER ARISING BY STATUTE OR OTHERWISE IN LAW, INCLUDING ANY IMPLIED WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, OR OTHERWISE. Each of the Acquiror Entities acknowledges and agrees that, except for the representations and warranties contained in Article IV (as modified by the Company Disclosure Letter) and in other agreements entered into in connection with the transactions contemplated by this Agreement, neither Company or its Affiliates nor any other Person has made or is making any representation or warranty, express or implied, as to the accuracy or completeness of any information, data, or statement regarding the Mobile Companies or the transactions contemplated hereunder, including in respect of the Company and the business, the operations, prospects, or condition (financial or otherwise), or the accuracy or completeness of any document, projection, material, statement, or other information not expressly set forth in Article IV (as modified by the Company Disclosure Letter) or in other agreements entered into in connection with the transactions contemplated by this Agreement. Each of the Acquiror Entities is not relying on any representations or warranties other than those representations or warranties set forth in Article IV (as modified by the Company Disclosure Letter) and the representations and warranties as may be provided in other agreements entered into in connection with the transactions contemplated by this Agreement.

ARTICLE VI

COVENANTS OF THE COMPANY

Section 6.1. Conduct of Business. From the date of this Agreement through the earlier of the Closing or valid termination of this Agreement pursuant to Article X (the “Interim Period”), the Company shall, and shall cause its Subsidiaries to, except as set forth on Section 6.1 of the Company Disclosure Letter, as otherwise explicitly required by this Agreement or the Ancillary Agreements, as required by applicable Law (including for this purpose any COVID-19 Measures) or as consented to by Acquiror in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied) use reasonable best efforts to, operate the business of the Company in the ordinary course consistent with past practice. Without limiting the generality of the foregoing, during the Interim Period, except as set forth on Section 6.1 of the Company Disclosure Letter or as consented to by Acquiror in writing (which consent, other than in connection with Section 6.1(b), shall not be unreasonably conditioned, withheld, delayed or denied) the Company shall not, and the Company shall cause its Subsidiaries not to, except as otherwise contemplated by this Agreement or the Ancillary Agreements or required by Law (including for this purpose any COVID-19 Measures):

(a) change or amend the Governing Documents of the Company or any of the Company’s Subsidiaries or, except for amendments or changes to the Governing Documents of the Company’s Subsidiaries in connection with the acquisition of parking lots, parking garages or similar real property in the ordinary course of business, which acquisition is in nature, scope and magnitude consistent with past practice, form or cause to be formed any new Subsidiary of the Company;

(b) (i) issue, sell, pledge, dispose of, grant, transfer or encumber any shares of capital stock of, or other securities in, the Mobile Companies (including Mobile Awards), other than (x) securities of any Subsidiary of the Company (excluding any securities of the Operating Partnership and securities convertible or exchangeable into, or conveying voting rights with respect to, securities of the Company or the Operating Partnership) issued on arm’s length terms to non-Affiliates of the Company or securities of any Subsidiary of the Company (excluding any securities of the Operating Partnership and securities convertible or exchangeable into, or conveying voting rights with respect to, securities of the Company or the Operating Partnership) pledged in connection with the acquisition of parking lots, parking garages or similar real property in the ordinary course of business, which acquisition is in nature, scope and magnitude consistent with past practice or (y) securities issued pursuant to the exercise, exchange or conversion of any securities of the Mobile Companies outstanding on the date hereof, or (ii) make or declare any cash or non-cash dividend or distribution to the MIC Security Holders, or make any other distributions in respect of any of the equity interests of the Company;

(c) split, combine, reclassify, recapitalize or otherwise amend any terms of any securities or series of the Company’s or any of its Subsidiaries’ capital stock or equity interests, except for any such transaction by a wholly owned Subsidiary of the Company that remains a wholly owned Subsidiary of the Company after consummation of such transaction;

(d) purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, membership interests or other equity interests of the Mobile Companies, except for (i) the acquisition by the Mobile Companies of any shares of capital stock, membership interests or other equity interests of the Mobile Companies in connection with the forfeiture or cancellation of such interests, (ii) transactions between the Company and any wholly owned Subsidiary of the Company or between wholly owned Subsidiaries of the Company and (iii) transactions pursuant to Company Material Contracts in effect as of the date hereof;

(e) enter into, modify or otherwise amend in a manner adverse to the Mobile Companies, waive any material right or obligation, or terminate (other than expiration in accordance with its terms or termination due to uncured breach) any Contract of a type required to be listed on Section 4.13(a) of the Company Disclosure Letter had such Contract been entered into prior to the date of this Agreement, other than (i) in the ordinary course of business consistent with past practices or as required by Law or (ii) in accordance with Section 8.13;

(f) enter into, modify or otherwise amend, waive any material right or obligation, or terminate any Contract with an Affiliate of the Company (other than Agreements between or among the Mobile Companies) other than in the ordinary course of business consistent with past practices or as required by Law;

(g) sell, assign, transfer, convey, lease or otherwise dispose of any material tangible assets or properties of the Mobile Companies, except for (i) transactions among the Company and its wholly owned Subsidiaries or among its wholly owned Subsidiaries, (ii) transactions in the ordinary course of business consistent with past practice and/or due to obsolescence, and (iii) dispositions of assets and properties of the Mobile Companies pursuant to Company Material Contracts in effect as of the date hereof;

(h) except as otherwise required by Law, existing Company Benefit Plans, this Agreement or the Contracts listed on Section 4.13 of the Company Disclosure Letter, (i) grant any equity-based compensation, severance, retention, change in control or termination or similar pay, (ii) make any change in the key management structure of the Mobile Companies, including the hiring of additional officers or the termination of existing officers, in each case, with base annual compensation in excess of $300,000, other than terminations for cause or due to death, disability, resignation or retirement, (iii) terminate, adopt, enter into or materially amend any Company Benefit Plan (other than to conduct its annual renewal and reenrollment of its health and welfare plans in the ordinary course of business), (iv) increase the cash compensation or bonus opportunity of any employee, officer, director or other individual service provider, except in the ordinary course of business consistent with past practice or as reflected in any budget or financial forecast provided to Acquiror prior to the date hereof, (v) establish any trust or take any other action to secure the payment of any compensation payable by the Mobile Companies, or (vi) take any action to amend or waive any performance or vesting criteria or to accelerate the time of payment or vesting of any compensation or benefit payable by the Mobile Companies, except in the ordinary course of business consistent with past practice;

(i) enter into or extend any collective bargaining agreement or similar labor agreement, other than as required by applicable Law, or recognize or certify any labor union, labor organization, or group of employees of the Mobile Companies as the bargaining representative for any employees of the Mobile Companies;

(j) (x) merge, consolidate or combine with any Person or (y) acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets outside the ordinary course of business (it being acknowledged that, solely for purposes of this clause (y), ordinary course of business shall include the acquisition of parking lots, parking garages or similar real property in the ordinary course of business, which acquisition is in nature, scope and magnitude consistent with past practice, so long as such acquisition does not involve any merger or consolidation of the Company or the Operating Partnership);

(k) except for (x) incurrences of Indebtedness under the existing credit facilities of the Mobile Companies or the refinancing thereof or (y) Indebtedness (excluding any Indebtedness convertible or exchangeable into, or conveying voting rights with respect to, securities of the Company or the Operating Partnership) not exceeding, in connection with an acquisition of assets in the ordinary course of business, which acquisition is in nature, scope and magnitude consistent with past practice, an amount equal to a loan-to-value of sixty-five percent (65%) with respect to such assets, (i) issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Mobile Companies, (ii) incur, advance, make capital contributions to, or investments in, assume or otherwise become liable for any Indebtedness for borrowed money (including any loan pursuant to the provisions of the CARES Act) in excess of $500,000 individually or $1,000,000 in the aggregate, (iii) guarantee any Indebtedness of another Person in excess of $500,000 individually or $1,000,000 in the aggregate, except (x) in the ordinary course of business consistent with past practice or (y) for guarantees of Indebtedness of wholly-owned Subsidiaries which Indebtedness exists as of the date hereof or is incurred in accordance with this Section 6.1(k), (iv) make or commit to make capital expenditures other than in an amount not in excess of $2,000,000, in the aggregate, except in the ordinary course of business and consistent with past practice, or (v) except in the ordinary course of business consistent with past practice, create any material Liens on any material property or assets of any of the Mobile Companies in connection with any Indebtedness thereof (other than Permitted Liens);

(l) (i) make, rescind or otherwise change any material election relating to Taxes, (ii) settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to a material amount of Taxes, (iii) enter into any closing agreement in respect of a material amount of Tax, (iv) file any amended income or other material Tax Return, (v) surrender any material claim for refund, (vi) make any material change in its Tax policies or procedures or (vii) consent to any extension or waiver of any limitation period with respect to any income or other material Tax claim or assessment, other than any extensions or waivers requested in the ordinary course of business in connection with any property Tax claims or assessments;

(m) adopt a plan of, or otherwise enter into or effect a, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of any Mobile Company (other than the Mergers or the liquidation and dissolution of a Subsidiary of the Company following the disposition of substantially all of the assets of such Subsidiary in the ordinary course of business);

(n) waive, release, settle, compromise or otherwise resolve any inquiry, investigation, claim, litigation or other Legal Proceedings, other than (i) in the ordinary course of business, (ii) where such action is solely monetary in nature and any payments related to such settlement are made prior to the Closing or (iii) pursuant to Company Material Contracts in effect as of the date hereof;

(o) transfer, dispose of, abandon or permit to lapse any rights to any Company IP, Company IP Licenses or Outbound IP Licenses;

(p) terminate without replacement or amend in a manner materially detrimental to the Mobile Companies, taken as a whole any License or Insurance Policy; or

(q) authorize, agree in writing or otherwise agree, commit or resolve to take any of the actions described in this Section 6.1.

Notwithstanding the foregoing, any reasonable action taken, or reasonably omitted to be taken, by the Mobile Companies or its Subsidiaries in response to the COVID-19 pandemic (including pursuant to any applicable Law, directive, pronouncement or guideline issued by a Governmental Authority related to the COVID-19 pandemic) shall in no event be deemed to constitute a breach of this Section 6.1; provided that prior to taking, or omitting to take, any such action, the Company shall, to the extent reasonably practicable and permitted by applicable Law, notify Acquiror of such action (or failure to act) and take into account in good faith any suggestions of Acquiror with respect to such action or failure to act.

The Parties acknowledge and agree that the restrictions set forth in this Agreement are not intended to give Acquiror or Merger Sub, directly or indirectly, the right to control or direct the business or operations of the Company and its Subsidiaries any time prior to the Effective Time. Prior to the Effective Time, the Company and its Subsidiaries will exercise, consistent with the terms, conditions and restrictions of this Agreement, complete control and supervision over their own business and operations.

Section 6.2. Inspection. Subject to confidentiality obligations that may be applicable to information furnished to the Mobile Companies by third parties that may be in the Mobile Companies’ possession from time to time, and except for any information that is subject to attorney-client privilege (provided that to the extent possible, the parties shall cooperate in good faith to permit disclosure of such information in a manner that preserves such privilege or compliance with such confidentiality obligation), and to the extent permitted by applicable Law, (a) the Company shall, and shall cause its Subsidiaries to, afford to Acquiror and its accountants, counsel and other representatives reasonable access during the Interim Period (including for the purpose of coordinating transition planning for employees), during normal business hours and with reasonable advance notice, in such manner as to not materially interfere with the ordinary course of business of the Mobile Companies, to all of their respective properties, books, Contracts, commitments, Tax Returns, records and appropriate officers and employees of the Mobile Companies, and shall furnish such representatives with all financial and operating data and other information concerning the affairs of the Mobile Companies as such representatives may reasonably request, including all monthly income statements prepared by the Mobile Companies; provided, that such access shall not include any unreasonably invasive or intrusive investigations or other testing, sample or analysis of any properties, facilities or equipment of the Mobile Companies without the prior written consent of the Company, and (b) the Company shall, and shall cause its Subsidiaries to, provide to Acquiror and, if applicable, its accountants, counsel or other representatives, (x) such information and such other materials and resources relating to any material Legal Proceeding initiated, pending or threatened during the Interim Period, in each case, as Acquiror or such representative may reasonably request, (y) prompt written notice of any material status updates in connection with any such material Legal Proceedings, and (z) copies of any communications sent or received by the Mobile Companies in connection with such material Legal Proceedings, matters and decisions (and, if any such communications occurred orally, the Company shall, and shall cause its Subsidiaries to, memorialize such communications in writing to Acquiror). All information obtained by Acquiror and its Subsidiaries and their respective representatives pursuant to this Section 6.2 shall be subject to the Confidentiality Agreement. Neither Acquiror nor its accountants, counsel and other representatives will contact any employee, customer, or supplier of any Mobile Company without the prior written consent of the Company, and the Company shall have the right to have a representative participate in any such discussion.

Section 6.3. Preparation and Delivery of Additional Company Financial Statements.

(a) As soon as reasonably practicable, the Company shall deliver to Acquiror the audited consolidated balance sheets and statements of operations, comprehensive loss, retained earnings unitholders’ equity and cash flows of the Mobile Companies as of and for the year ended December 31, 2022 (the “2022 Financial Statements”), which comply with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant.

(b) If the Proxy Statement/Registration Statement has not been mailed to Acquiror Shareholders on or prior to May 15, 2023 (the “Q1 Staleness Deadline”), the Company shall deliver to Acquiror the unaudited condensed consolidated balance sheets and statements of operations and retained earnings, comprehensive loss, unitholders’ deficit, and cash flow of the Mobile Companies as of and for the three-month period ended March 31, 2023 (the “Q1 Financial Statements”), which comply with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant.

Section 6.4. Affiliate Agreements. All Contracts set forth on Section 6.4 of the Company Disclosure Letter shall be terminated or settled at or prior to the Closing without further liability to Acquiror, the Mobile Companies or any of the Company’s Subsidiaries, in each case, except as otherwise set forth on Section 6.4 of the Company Disclosure Letter.

Section 6.5. No Trading. The Company acknowledges and agrees that it is aware, and that the Company’s Representatives are aware, or upon receipt of any material nonpublic information will be advised, of the restrictions imposed by Laws on a Person possessing material nonpublic information about a publicly traded company. The Company hereby agrees that, while it is in possession of such material nonpublic information, it shall not purchase or sell any securities of Acquiror (other than engaging in the transactions described herein), communicate such information to any third party (other than its Representatives that need to know such information in furtherance of the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements), take any other action with respect to Acquiror in violation of such Laws, or cause or encourage any third party to do any of the foregoing.

Section 6.6. 280G Approval. To the extent that any “disqualified individual” (within the meaning of Section 280G(c) of the Code and the regulations thereunder) has the right to receive any payments or benefits that could be deemed to constitute “parachute payments” (within the meaning of Section 280G(b)(2)(A) of the Code and the regulations thereunder), the Company will: (a) no later than ten (10) days prior to the Closing Date, use commercially reasonable efforts to solicit and obtain from each such “disqualified individual” a waiver of such disqualified individual’s rights to some or all of such payments or benefits (the “Waived 280G Benefits”) so that any remaining payments and/or benefits shall not be deemed to be “excess parachute payments” (within the meaning of Section 280G of the Code and the regulations thereunder); and (b) no later than three (3) days prior to the Closing Date, with respect to each individual who agrees to the waiver described in clause (a) above, submit to a vote of holders of the equity interests of the Company entitled to vote on such matters, in the manner required under Section 280G(b)(5) of the Code and the regulations promulgated thereunder, along with adequate disclosure intended to satisfy such requirements (including Q&A 7 of Section 1.280G-1 of such regulations), the right of any such “disqualified individual” to receive the Waived 280G Benefits. Prior to, and in no event later than four (4) days prior to soliciting such waivers and approval, the Company shall provide drafts of such waivers and approval materials to Acquiror for its reasonable review and comment, and the Company shall consider in good faith any changes reasonably requested by Acquiror. No later than seven (7) days prior to soliciting the waivers, the Company shall provide Acquiror with the calculations and related documentation to determine whether and to what extent the vote described in this Section 6.6 is necessary in order to avoid the imposition of Taxes under Section 4999 of the Code. In connection with the foregoing, Acquiror shall provide the Company with all information reasonably necessary to allow the Company to determine whether any payments made or to be made or benefits granted or to be granted pursuant to any employment agreement or other agreement, arrangement or contract entered into or negotiated by Acquiror or its Affiliates (“Purchaser Payments”), together with all other payments described in Section 280G(b)(2)(A)(i) of the Code, could reasonably be considered to be “parachute payments” within the meaning of Section 280G(b)(2) of the Code at least twenty (20) Business Days prior to the Closing Date (and shall further provide any such updated information as is reasonably necessary prior to the Closing Date). Notwithstanding anything to the contrary in this Section 6.6 or otherwise in this Agreement, to the extent Acquiror has provided inaccurate information, or the Acquiror’s omission of information has resulted in inaccurate information, with respect to any Purchaser Payments, there shall be no breach of the covenant contained herein or the representation set forth in Section 4.14(f) and Section 4.14(g), above to the extent caused by such inaccurate or omitted information. Prior to the Closing Date, the Company shall deliver to Acquiror evidence that a vote of the MIC Security Holders was solicited in accordance with the foregoing and whether the requisite number of votes was obtained with respect to the Waived 280G Benefits or that the vote did not pass and the Waived 280G Benefits will not be paid or retained. This Section 6.6 shall become operative only if the Parties, acting in good faith consultation with each other, determine that it shall become operative.

ARTICLE VII

COVENANTS OF ACQUIROR

Section 7.1. Stockholder Litigation. In the event that any litigation related to this Agreement, any Ancillary Agreement or the transactions contemplated hereby or thereby is brought, or, to the knowledge of Acquiror, threatened in writing, against Acquiror or the Board of Directors of Acquiror by any of Acquiror’s shareholders prior to the Closing, Acquiror shall promptly notify the Company in writing of any such litigation and keep the Company reasonably informed with respect to the status thereof. Acquiror shall provide the Company the opportunity to participate in (subject to a customary joint defense agreement), but not control, the defense of any such litigation, shall give due consideration to the Company’s advice with respect to such litigation and shall not settle any such litigation without prior written consent of the Company, such consent not to be unreasonably withheld, conditioned or delayed.

Section 7.2. Trust Account. Upon satisfaction or waiver of the conditions set forth in Article IX (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) and provision of notice thereof to the Trustee (which notice Acquiror shall provide to the Trustee in accordance with the terms of the Trust Agreement) in accordance with and pursuant to the Trust Agreement, at the Closing, Acquiror shall: (a) cause the documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered, including providing the Trustee with that trust termination letter sending a termination substantially in the applicable form attached to the Trust Agreement (the “Trust Termination Letter”), (b) shall use its reasonable best efforts to cause the Trustee to, and the Trustee shall thereupon be obligated to, (i) pay as and when due all amounts payable to Acquiror Shareholders pursuant to the Acquiror Share Redemptions, (ii) pay all amounts due in respect of the unpaid Company Transaction Expenses and unpaid Acquiror Transaction Expenses as of the Closing Date, and (iii) immediately following the payments described in clauses (i) and (ii) above, pay all remaining amounts then available in the Trust Account to the account(s) designated in writing by Acquiror, and (c) thereafter, cause the Trust Account to terminate, except as otherwise provided therein.

Section 7.3. Listing. From the date hereof through the Domestication, Acquiror shall use its reasonable best efforts to (a) remain listed as a public company on Nasdaq, (b) prepare and submit to Nasdaq or the NYSE (as reasonably agreed by the Parties in good faith) a listing application, if required under Nasdaq or NYSE rules and regulations, as promptly as practicable after the execution of this Agreement, covering the Surviving Pubco Shares, and (c) obtain approval for the listing of such Surviving Pubco Shares. The Company shall reasonably cooperate with Acquiror with respect to such listing and shall be given a reasonable opportunity to review and comment on such application and other proposed filings with Nasdaq or NYSE.

Section 7.4. Conduct of Business.

(a) During the Interim Period, Acquiror shall, and shall cause its Subsidiaries to, except as otherwise explicitly required by this Agreement or the Ancillary Agreements, as required by applicable Law or as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied) use reasonable best efforts to, operate the business of Acquiror in the ordinary course consistent with past practice. Without limiting the generality of the foregoing, during the Interim Period, Acquiror shall, and shall cause its Subsidiaries to, except as expressly contemplated by this Agreement or the Ancillary Agreements, as required by applicable Law, or as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), operate its business in the ordinary course and consistent with past practice. Without limiting the generality of the foregoing, except as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), Acquiror shall not, and Acquiror shall cause its Subsidiaries not to, except as otherwise contemplated by this Agreement or the Ancillary Agreements or as required by applicable Law:

(i) change, modify or amend or seek any approval from the Acquiror Shareholders to change, modify or amend, the Trust Agreement or any other agreement related to the Trust Account or the Governing Documents of the Acquiror Entities, except as contemplated by the Acquiror Transaction Proposals or the Extension Proposal;

(ii) (x) make or declare any dividend or distribution to the shareholders of Acquiror or make any other distributions in respect of any of Acquiror’s or its Subsidiaries’ share capital or equity interests, (y) split, combine, reclassify or otherwise amend any terms of any shares or series of Acquiror’s or any of its Subsidiaries’ equity interests or (z) purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, share capital or membership interests, warrants or other equity interests of the Acquiror Entities, other than a redemption of shares of Acquiror Class A Common Stock made as part of the Acquiror Share Redemptions;

(iii) create, incur or assume any Indebtedness or guarantee any Indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of Acquiror or any of its Subsidiaries, other than Working Capital Loans up to $1,500,000;

(iv) other than in connection with any Pre-Approved Arrangements, (A) issue any Acquiror Securities or securities exercisable for or convertible into Acquiror Securities, other than the issuances contemplated by Article III or issuances of Surviving Pubco Shares pursuant to the PIPE Investment or any Alternative PIPE Investment, or (B) grant any options, warrants or other equity-based awards with respect to Acquiror Securities not outstanding on the date hereof;

(v) merge or consolidate itself with any Person, restructure, reorganize or completely or partially liquidate or dissolve, or adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Acquiror (other than the Domestication and the Mergers);

(vi) except for the Ancillary Agreements, enter into, review or amend any Contract with an Affiliate (including, for the avoidance of doubt, (x) the Sponsor and (y) any Person in which the Sponsor has a direct or indirect legal, contractual or beneficial ownership interest of five percent (5%) or greater);

(vii) discharge, settle, compromise, satisfy or consent to any entry of any judgment with respect to any pending Legal Proceeding or Legal Proceeding threatened in writing;

(viii) other than in the ordinary course of business consistent with past practice, make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of any other Person;

(ix) make any change in financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or applicable Law;

(x) (i) make, rescind or otherwise change any material election relating to Taxes, (ii) settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to a material amount of Taxes, (iii) enter into any closing agreement in respect of a material amount of Tax, (iv) file any amended income or other material Tax Return, (v) surrender any material claim for refund, (vi) make any material change in its Tax policies or procedures or (vii) consent to any extension or waiver of any limitation period with respect to any income or other material Tax claim or assessment; or

(xi) enter into any agreement to do any action prohibited under this Section 7.4.

(b) During the Interim Period, (i) Acquiror shall, and shall cause its Subsidiaries to comply with, and continue performing under, as applicable, Acquiror’s Governing Documents, the Trust Agreement and all other agreements or Contracts to which Acquiror or its Subsidiaries may be a party, other than such agreements or Contracts in violation of this Agreement, and (ii) Acquiror shall remain a “blank check company” as defined under the Securities Act and shall use commercially reasonable efforts to keep current and timely file all of its public filings with the SEC.

(c) The Parties acknowledge and agree that the restrictions set forth in this Agreement are not intended to give Company, directly or indirectly, the right to control or direct the business or operations of the Acquiror and Merger Sub any time prior to the Effective Time. Prior to the Effective Time, Acquiror and Merger Sub will exercise, consistent with the terms, conditions and restrictions of this Agreement, complete control and supervision over their own business and operations.

Section 7.5. PIPE Subscriptions.

(a) Unless otherwise approved in writing by the Company (which approval shall not be unreasonably withheld, conditioned or delayed), and except for any amendments or modifications that would not increase conditionality or impose any new obligation on the Company or Acquiror, reduce the Minimum PIPE Investment Amount or the subscription amount under the Subscription Agreement or reduce or impair the rights of Acquiror under any Subscription Agreement, Acquiror shall not permit any amendment or modification to be made to, any waiver (in whole or in part) of, or provide consent to modify (including consent to terminate), any provision or remedy under, or any replacement of, the Subscription Agreement, in each case, other than any assignment or transfer contemplated therein or expressly permitted thereby (without any further amendment, modification or waiver to such assignment or transfer provision); provided that, in the case of any such assignment or transfer, the initial party to such Subscription Agreement remains bound by its obligations with respect thereto in the event that the transferee or assignee, as applicable, does not comply with its obligations to consummate the purchase of Surviving Pubco Shares contemplated thereby. Acquiror shall use its reasonable best efforts to take, or to cause to be taken, all actions required, or that it otherwise deems to be proper or advisable to consummate the transactions contemplated by the Subscription Agreement on the terms described therein, including using its reasonable best efforts to (i) comply with respective obligations under the Subscription Agreement, (ii) subject to the immediately preceding sentence, maintain in effect the Subscription Agreement in accordance with the terms and conditions thereof, (iii) satisfy on a timely basis all conditions and covenants applicable to Acquiror set forth in the Subscription Agreement within its control, (iv) in the event that all conditions in the Subscription Agreement have been satisfied or waived (other than conditions that Acquiror or any of its Affiliates control the satisfaction of and other than those conditions that by their nature are to be satisfied at the Closing), consummate the PIPE Investment when required pursuant to this Agreement, and (v) enforce its rights under the Subscription Agreement, in the event that all conditions in the Subscription Agreement (other than conditions that Acquiror or any of its Affiliates control the satisfaction of and other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied or waived, to cause the applicable PIPE Investor to pay to (or as directed by) Acquiror the applicable portion of the PIPE Investment Amount, as applicable, set forth in the Subscription Agreement in accordance with its terms.

(b) Without limiting the generality of Section 7.5(a), Acquiror shall give the Company prompt written notice: (i) of any amendment to the Subscription Agreement (other than as a result of any assignments or transfers by investors as expressly contemplated therein or otherwise expressly permitted thereby), (ii) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would give rise to any breach or default) by any party to a Subscription Agreement known to Acquiror, (iii) of the receipt of any written notice or other written communication from any party to a Subscription Agreement with respect to any actual, potential, threatened, or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by any party to any Subscription Agreement or any provisions of a Subscription Agreement and (iv) if Acquiror does not expect to receive all or any portion of the PIPE Investment Amount under the Subscription Agreements in accordance with their respective terms.

(c) If all or any portion of the Initial PIPE Investment becomes unavailable, (i) Acquiror shall promptly use its reasonable best efforts to promptly obtain the Initial PIPE Investment or such portion of the Initial PIPE Investment from alternative sources in an amount, when added to any portion of the Initial PIPE Investment that is available, equal to the Initial PIPE Investment Amount (any alternative source(s) of financing, “Alternative PIPE Investment”) and (ii) in the event that Acquiror is able to obtain any Alternative PIPE Investment, Acquiror shall use its reasonable best efforts to enter into a new subscription agreement (each, an “Alternative Subscription Agreement”) that provides for the subscription and purchase of Surviving Pubco Shares containing terms and conditions not less favorable from the standpoint of Acquiror and the Company than those in the Initial Subscription Agreement entered into as of the date hereof (as determined in the reasonable good-faith judgment of Acquiror and the Company). In such event, the term “PIPE Investment” as used in this Agreement shall be deemed to include any Alternative PIPE Investment, the term “Subscription Agreement” as used in this Agreement shall be deemed to include any Alternative Subscription Agreement and the term “PIPE Investor” as used in this Agreement shall be deemed to include any Person that is subscribing for Surviving Pubco Shares under any Alternative Subscription Agreement.

(d) Acquiror and the Company shall use commercially reasonable efforts to obtain commitments from the Other PIPE Investors. The Parties acknowledge and agree that, during the Interim Period, Acquiror and the Company may execute additional Subscription Agreements with Other PIPE Investors in relation to any Other PIPE Investment, and subject to the Pre-Approved Arrangements, the Parties shall cooperate and negotiate in good faith to enter into additional Subscription Agreements providing for such Other PIPE Investment on commercially reasonable terms with such Other PIPE Investors. In connection with the Pre-Approved Arrangements and any Other PIPE Investment, Acquiror and the Company agree to cooperate in good faith, and shall cause the appropriate officers and employers thereof, to use commercially reasonable efforts in connection with the arrangement of such Pre-Approved Arrangements or Other PIPE Investment as may be reasonably requested by Acquiror, including by (a) using commercially reasonable efforts to participate in a reasonable number of meetings, presentations, due diligence sessions, drafting sessions and sessions with rating agencies at mutually agreeable times and locations and upon reasonable advance notice, (b) using commercially reasonable efforts to assist with the preparation of customary materials for actual and potential investors, rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents required in connection with such financing, and (c) providing financial information regarding the Company that is readily available or within the Company’s possession and as is reasonably requested in connection with the arrangement of such Pre-Approved Arrangements or such Other PIPE Investment. Acquiror shall provide to the Company true, correct and complete copies of any Subscription Agreements in respect of Other PIPE Investments promptly following Acquiror’s execution thereof.

Section 7.6. Domestication(a) . Subject to receipt of the Acquiror Shareholder Approval, prior to the Effective Time, Acquiror shall cause the Domestication to become effective, including by (a) filing with the SDAT an articles of conversion with respect to the Domestication, in form and substance reasonably acceptable to Acquiror and the Company, together with the Domesticated Charter, in each case, in accordance with the provisions thereof and applicable Law, (b) adopting the Domesticated Bylaws, (c) causing the directors and officers set forth on Section 7.6(a) of the Acquiror Disclosure Letter to be the directors and officers of Acquiror immediately following the Domestication until their respective successors are duly elected or appointed in accordance with applicable Law and the Governing Documents of Acquiror or their earlier death, resignation or removal, (d) completing and making and procuring all those filings required to be made with the Cayman Registrar in connection with the Domestication, and (e) obtaining a certificate of de-registration from the Cayman Registrar. In accordance with applicable Law, the Domestication shall provide that at the effective time of the Domestication, by virtue of the Domestication, and without any action on the part of any shareholder of Acquiror, (i) each then issued and outstanding share of Acquiror Class A Common Stock shall remain outstanding as one (1) Surviving Pubco Share; and (ii) each then issued and outstanding share of Acquiror Class B Common Stock shall remain outstanding as one (1) Surviving Pubco Share.

Section 7.7. Post-Closing Directors of Surviving Pubco. Acquiror shall take all such action within its power as may be necessary or appropriate such that immediately following the Second Effective Time:

(a) the Board of Directors of Surviving Pubco shall consist of seven (7) directors, a majority of which will be independent under Nasdaq or NYSE rules and regulations, as applicable, and shall initially include:

(i) six (6) director nominees designated by the Company; and

(ii) one (1) director nominee designated by the Acquiror, who shall be Brad Greiwe.

(b) Within 45 days after the date hereof, each of the Company and the Acquiror shall provide to the other Party a list of such Party’s director designees pursuant to Section 7.7(a).

(c) If any Person nominated pursuant to Section 7.7(a) is not duly elected at the Acquiror’s Shareholders’ Meeting, the Parties shall take all necessary action to fill any such vacancy on the board of directors of Acquiror with an alternative Person designated by the Company or Acquiror pursuant to Section 7.7(a).

Section 7.8. Inspection. Subject to confidentiality obligations that may be applicable to information furnished to Acquiror by third parties that may be in the Acquiror’s possession from time to time, and except for any information that is subject to attorney-client privilege (provided that to the extent possible, the parties shall cooperate in good faith to permit disclosure of such information in a manner that preserves such privilege or compliance with such confidentiality obligation), and to the extent permitted by applicable Law, Acquiror shall, and shall cause its Subsidiaries to, afford to the Company and its accountants, counsel and other representatives reasonable access during the Interim Period, during normal business hours and with reasonable advance notice, in such manner as to not materially interfere with the ordinary course of business of Acquiror, to all of the properties, books, Contracts, commitments, Tax Returns, records and appropriate officers and employees of Acquiror, and shall furnish such representatives with all financial and operating data and other information concerning the affairs of Acquiror as such representatives may reasonably request. All information obtained by the Company and its respective representatives pursuant to this Section 7.8 shall be subject to the Confidentiality Agreement.

ARTICLE VIII

JOINT COVENANTS

Section 8.1. HSR Act; Other Filings.

(a) In connection with the transactions contemplated hereby, each of the Company and Acquiror shall (and, to the extent required, shall cause its Affiliates to) comply promptly but in no event later than ten (10) Business Days after the date hereof with the notification and reporting requirements of the HSR Act, if required. Each of the Company and Acquiror shall substantially comply with any Antitrust Information or Document Requests.

(b) Each of the Company and Acquiror shall (and, to the extent required, shall cause its Affiliates to) request early termination (if available) of any waiting period under the HSR Act and exercise its reasonable best efforts to (i) obtain termination or expiration of the waiting period under the HSR Act, if required, and (ii) prevent the entry, in any Legal Proceeding brought by an Antitrust Authority or any other Person, of any Governmental Order which would prohibit, make unlawful or delay the consummation of the transactions contemplated hereby.

(c) Acquiror, the Company and their respective affiliates shall cooperate in good faith with Governmental Authorities and undertake promptly any and all action required to complete lawfully the transactions contemplated hereby as soon as practicable (but in any event prior to the Agreement End Date) and any and all action necessary or advisable to avoid, prevent, eliminate or remove the actual or threatened commencement of any proceeding in any forum by or on behalf of any Governmental Authority or the issuance of any Governmental Order that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Merger; provided, however, that none of Acquiror, Sponsor, the Company, nor any of their respective Affiliates shall be required to (i) divest or hold separate, or enter into any licensing or similar arrangement with respect to, any assets or any portion of their respective businesses or to otherwise propose, proffer or agree to any other requirement, obligation, condition or restriction on the conduct of any such business or (ii) terminate, amend or assign existing relationships and contractual rights and obligations thereof. Notwithstanding anything to the contrary, the foregoing shall not restrict Acquiror, the Company, nor any of their respective Affiliates in any way with respect to the pursuit of any transaction for such Affiliates’ investment vehicles other than Acquiror and the Company and their respective Subsidiaries.

(d) With respect to each of the above filings, and any other requests, inquiries, Legal Proceedings or other proceedings by or from Governmental Authorities, each of the Company and Acquiror shall (and, to the extent required, shall cause its controlled Affiliates to) (i) diligently and expeditiously defend and use reasonable best efforts to obtain any necessary clearance, approval, consent, or Governmental Authorization under Laws prescribed or enforceable by any Governmental Authority for the transactions contemplated by this Agreement and to resolve any objections as may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement; and (ii) cooperate fully with each other in the defense of such matters. To the extent not prohibited by Law, the Company shall promptly furnish to Acquiror, and Acquiror shall promptly furnish to the Company, copies of any notices or written communications received by such party or any of its Affiliates from any third party or any Governmental Authority with respect to the transactions contemplated hereby, and each party shall permit counsel to the other parties an opportunity to review in advance, and each party shall consider in good faith the views of such counsel in connection with, any proposed written communications by such party and/or its Affiliates to any Governmental Authority concerning the transactions contemplated hereby; provided that none of the parties shall extend any waiting period or comparable period under the HSR Act or enter into any agreement with any Governmental Authority without the written consent of the other parties. To the extent not prohibited by Law, the Company agrees to provide Acquiror and its counsel, and Acquiror agrees to provide the Company and its counsel, the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between such party and/or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the transactions contemplated hereby.

(e) Each of the Company, on the one hand, and Acquiror, on the other, shall be responsible for and pay one-half of the filing fees payable to the Antitrust Authorities in connection with the transactions contemplated hereby.

Section 8.2. Preparation of Proxy Statement/Registration Statement; Shareholders’ Meeting and Approvals.

(a) Registration Statement and Prospectus.

(i) As promptly as practicable after the execution of this Agreement, (x) Acquiror and the Company shall jointly prepare and Acquiror and the Company, as applicable, shall file with the SEC, mutually acceptable materials which shall include a joint proxy statement to be sent to the Acquiror Shareholders relating to the Acquiror Shareholders’ Meeting and to the holders of MIC Common Stock relating to the MIC Shareholders’ Meeting (such proxy statement, together with any amendments or supplements thereto, the “Proxy Statement”), and (y) Acquiror shall prepare (with the Company’s reasonable and prompt cooperation (including causing its Subsidiaries and representatives to cooperate)) and file with the SEC the Registration Statement, in which the Proxy Statement will be included as a prospectus (the “Proxy Statement/Registration Statement”), in connection with the registration under the Securities Act of (A) the Surviving Pubco Shares to be issued in exchange for the issued and outstanding shares of Acquiror Class A Common Stock in the Domestication, and (B) the Surviving Pubco Shares issuable as Total Share Consideration, including any such Surviving Pubco Shares underlying the Surviving Pubco Warrants (collectively, the “Registration Statement Securities”). Each of Acquiror and the Company shall use its reasonable best efforts to cause the Proxy Statement/Registration Statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the transactions contemplated hereby. Acquiror also agrees to use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated hereby, and the Company shall furnish all information concerning the Company, its Subsidiaries and any of their respective members or stockholders as may be reasonably requested in connection with any such action. Each of Acquiror and the Company agrees to promptly furnish to the other party all information concerning itself, its Subsidiaries, officers, directors, managers, stockholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Proxy Statement/Registration Statement, a Current Report on Form 8-K pursuant to the Exchange Act in connection with the transactions contemplated by this Agreement, or any other statement, filing, notice or application made by or on behalf of Acquiror, the Company or their respective Subsidiaries to any regulatory authority (including the NYSE and Nasdaq) in connection with the Mergers and the other transactions contemplated hereby (the “Offer Documents”). Acquiror will cause the Proxy Statement/Registration Statement to be mailed to the Acquiror Shareholders in each case promptly after the Registration Statement is declared effective under the Securities Act.

(ii) To the extent not prohibited by Law, each Party shall advise the other, reasonably promptly after it receives notice thereof, of the time when the Proxy Statement or Proxy Statement/Registration Statement, as applicable, has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the Acquiror Common Stock for offering or sale in any jurisdiction, of the initiation or written threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Proxy Statement or Proxy Statement/Registration Statement, as applicable, or for additional information. To the extent not prohibited by Law, each Party and its counsel shall be given a reasonable opportunity to review and comment on the Proxy Statement or Proxy Statement/Registration Statement, as applicable, and any Offer Document each time before any such document is filed with the SEC, and each Party shall give reasonable and good faith consideration to any comments made by the other and its counsel. To the extent not prohibited by Law, each Party shall provide the other and its counsel with (A) any comments or other communications, whether written or oral, that it or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement or Proxy Statement/Registration Statement, as applicable, or Offer Documents promptly after receipt of those comments or other communications and (B) a reasonable opportunity to participate in the response of such Party to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with such Party or its counsel in any discussions or meetings with the SEC.

(iii) Each of Acquiror and the Company shall ensure that none of the information supplied by or on its behalf for inclusion or incorporation by reference in (A) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at each time at which it is amended and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, not misleading or (B) the Proxy Statement will, at the date it is first mailed to the Acquiror Shareholders and at the time of the Acquiror Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(iv) If at any time prior to the Domestication any information relating to the Company, Acquiror or any of their respective Subsidiaries, Affiliates, directors or officers is discovered by the Company or Acquiror, which is required to be set forth in an amendment or supplement to the Proxy Statement or the Registration Statement, so that neither of such documents would include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, with respect to the Proxy Statement, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the Acquiror Shareholders.

(b) Acquiror Shareholder Approvals. Acquiror shall (a) as promptly as practicable after the Registration Statement is declared effective under the Securities Act, (i) cause the Proxy Statement to be disseminated to Acquiror Shareholders in compliance with applicable Law, (ii) duly (1) give notice of and (2) convene and hold a meeting of its shareholders (the “Acquiror Shareholders’ Meeting”) in accordance with Acquiror’s Governing Documents and Nasdaq requirements, for a date no later than thirty (30) Business Days following the date the Registration Statement is declared effective, and (iii) solicit proxies from the holders of Acquiror Common Stock to vote in favor of each of the Acquiror Transaction Proposals, and (b) provide its shareholders with the opportunity to elect to effect an Acquiror Share Redemption. Acquiror shall, through its Board of Directors, recommend to its shareholders the (A) adoption and approval of this Agreement in accordance with applicable Law and exchange rules and regulations, including approval of the Mergers, (B) adoption and approval of the Domestication in accordance with applicable Law and regulations, (C) amendment and restatement of Acquiror’s memorandum and articles of association to be replaced by the Domesticated Charter (with such changes as may be agreed in writing by Acquiror and the Company), including any separate or unbundled proposals as are required to implement the foregoing, (D) approval of the issuance of shares of Total Share Consideration in connection with the Mergers, the issuance of Surviving Pubco Shares in connection with the conversion or redemption of Surviving Pubco Series 1 Preferred Shares and/or Surviving Pubco Series 1 Preferred Shares and the issuance of Surviving Pubco Shares in connection with the PIPE Investment, (E) approval of the adoption of the Incentive Plan, (F) election of directors effective as of the Closing as contemplated by Section 7.7(a), (G) adoption and approval of any other proposals as the SEC (or staff member thereof) may indicate are necessary in its comments to the Registration Statement or correspondence related thereto, (H) adoption and approval of any other proposals as reasonably agreed by Acquiror and the Company to be necessary or appropriate in connection with the transactions contemplated hereby, and (I) adjournment of the Acquiror Shareholders’ Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in (A) through (I), together, the “Acquiror Transaction Proposals”), and include such recommendation in the Proxy Statement. The Board of Directors of Acquiror shall not withdraw, amend, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, its recommendation to the shareholders of Acquiror that they vote in favor of the Acquiror Transaction Proposals (together with any withdrawal, amendment, qualification or modification of its recommendation to the shareholders of Acquiror described in this Section 8.2(b), a “Acquiror Modification in Recommendation”). To the fullest extent permitted by applicable Law, (x) Acquiror’s obligations to establish a record date for, duly call, give notice of, convene and hold the Acquiror Shareholders’ Meeting shall not be affected by any Acquiror Modification in Recommendation, (y) Acquiror agrees to establish a record date for, duly call, give notice of, convene and hold the Acquiror Shareholders’ Meeting and submit for approval the Acquiror Transaction Proposals and (z) Acquiror agrees that if the Acquiror Shareholder Approvals shall not have been obtained at any such Acquiror Shareholders’ Meeting, then Acquiror shall promptly continue to use its reasonable best efforts to take actions, including the actions required by this Section 8.2(b), and hold additional Acquiror Shareholders’ Meetings in order to obtain the Acquiror Shareholder Approvals. Acquiror may only adjourn (and, in the case of clauses (i) and (ii), shall adjourn) the Acquiror Shareholders’ Meeting (i) to solicit additional proxies for the purpose of obtaining the Acquiror Shareholder Approvals, (ii) for the absence of a quorum and (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Acquiror has determined in good faith after consultation with outside legal counsel is required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by Acquiror Shareholders prior to the Acquiror Shareholders’ Meeting; provided that the Acquiror Shareholders’ Meeting (x) may not be adjourned to a date that is more than fifteen (15) Business Days after the date for which the Acquiror Shareholders’ Meeting was originally scheduled (excluding any adjournments required by applicable Law) and (y) shall not be held later than five (5) Business Days prior to the Agreement End Date. Acquiror agrees that it shall provide the holders of shares of Acquiror Class A Common Stock the opportunity to elect redemption of such shares of Acquiror Class A Common Stock in connection with the Acquiror Shareholders’ Meeting, as required by Acquiror’s Governing Documents.

(c) Company Shareholder Approval. The Company shall as promptly as practicable after the Registration Statement is declared effective under the Securities Act, (i) cause the Proxy Statement to be disseminated to MIC Shareholders in compliance with applicable Law, (ii) duly (1) give notice of and (2) convene and hold a meeting of its shareholders (the “Company Shareholders’ Meeting”) in accordance with the Company’s Governing Documents, for a date no later than thirty (30) Business Days following the date the Registration Statement is declared effective, and (iii) solicit proxies from the holders of MIC Common Stock to vote in favor of each of the Company Transaction Proposals. The Company shall, through its Board of Directors, recommend to its shareholders the (A) approval of the First Merger in accordance with applicable Law and exchange rules and regulations, (B) approval of the Company Charter Amendment, (C) adoption and approval of any other proposals as the SEC (or staff member thereof) may indicate are necessary in its comments to the Registration Statement or correspondence related thereto, (D) adoption and approval of any other proposals as reasonably agreed by Acquiror and the Company to be necessary or appropriate in connection with the transactions contemplated hereby, and (E) postponement or adjournment of the Company Shareholders’ Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in (A) through (E), together, the “Company Transaction Proposals”), and include such recommendation in the Proxy Statement. The Board of Directors of the Company shall not withdraw, amend, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, its recommendation to the shareholders of the Company that they vote in favor of the Company Transaction Proposals (any such withdrawal, amendment, qualification or modification of its recommendation to the shareholders of the Company described in this Section 8.2(c) or public proposal to do the same, a “Company Modification in Recommendation”), except in the case of an Adverse Recommendation Change specifically permitted by Section 8.6(c). To the fullest extent permitted by applicable Law, (x) Company’s obligations to establish a record date for, duly call, give notice of, convene and hold the Company Shareholders’ Meeting shall not be affected by any Company Modification in Recommendation, (y) the Company agrees to establish a record date for, duly call, give notice of, convene and hold the Company Shareholders’ Meeting and submit for approval the Company Transaction Proposals and (z) the Company agrees that if the Company Shareholder Approval shall not have been obtained at any such

Company Shareholders’ Meeting, then the Company shall promptly continue to use its reasonable best efforts to take actions, including the actions required by this Section 8.2(c), and hold additional Company Shareholders’ Meetings in order to obtain the Company Shareholder Approval. The Company may only postpone or adjourn (and, in the case of clauses (i) and (ii), shall adjourn) the Company Shareholders’ Meeting (i) to solicit additional proxies for the purpose of obtaining the Company Shareholder Approval, (ii) for the absence of a quorum and (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that the Company has determined in good faith after consultation with outside legal counsel is required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the Company Shareholders’ Meeting; provided that the Company Shareholders’ Meeting (x) may not be adjourned to a date that is more than fifteen (15) Business Days after the date for which the Company Shareholders’ Meeting was originally scheduled (excluding any adjournments required by applicable Law) and (y) shall not be held later than five (5) Business Days prior to the Agreement End Date.

Section 8.3. Support of Transaction. Without limiting any covenant contained in Article VI or Article VII, Acquiror and the Company shall each, and each shall cause its Subsidiaries to (a) use reasonable best efforts to obtain all material consents and approvals of third parties that any of Acquiror, or the Company or their respective Affiliates are required to obtain in order to consummate the Merger, and (b) take such other action as may be reasonably necessary or as another party hereto may reasonably request to satisfy the conditions of Article IX or otherwise to comply with this Agreement and to consummate the transactions contemplated hereby as soon as practicable.

Section 8.4. Certain Tax Matters.

(a) Intended Tax Treatment.

(i) The Parties intend that each of (1) the Domestication and (2) the Mergers, taken together, qualifies for the Intended Tax Treatment. The Domestication, and the Mergers shall be reported by the Parties for all applicable Tax purposes in accordance with the Intended Tax Treatment, and the Parties will not take any inconsistent position on any Tax Return or during the course of any action, audit, or other similar proceeding with respect to Taxes, unless otherwise required by a Governmental Authority as a result of a “determination” within the meaning of Section 1313(a) of the Code (or any similar or corresponding provision of applicable Law). Each of the Parties agrees to use reasonable best efforts to promptly notify all other Parties of any challenge to the Intended Tax Treatment by any Governmental Authority.

(ii) The Acquiror shall promptly notify the Company if, at any time before the First Effective Time, the Acquiror becomes aware of any fact or circumstance that could reasonably be expected to prevent, cause a failure of, or impede the Intended Tax Treatment. The Company shall promptly notify the Acquiror if, at any time before the First Effective Time, the Company becomes aware of any fact or circumstance that could reasonably be expected to prevent, cause a failure of, or impede the Intended Tax Treatment.

(iii) Each of the Parties shall use its reasonable best efforts to cause each of the Domestication and the Mergers, taken together, to qualify for the Intended Tax Treatment, and no such Party shall take or cause to be taken or knowingly fail to take or cause to be taken any action which could reasonably be expected to prevent or impede the Intended Tax Treatment. The Parties shall reasonably cooperate with each other and their respective tax counsel to document and support the Intended Tax Treatment, including by taking the actions set forth on Section 8.4(a) of the Company Disclosure Letter.

(iv) The Parties hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).

(b) Transfer Taxes. Any and all transfer, documentary, sales, use, real property, stamp, registration and other similar Taxes, and all conveyance fees, recording charges and other fees and charges (including any associated penalties and interest) incurred in connection with the transactions contemplated by this Agreement (collectively, “Transfer Taxes”) shall be borne by the Party responsible therefor under applicable Law. For the avoidance of doubt, Transfer Taxes shall not include any federal, state, local or non-U.S. Taxes measured by or based upon income or gains. The Party responsible for filing Tax Returns and other documentation with respect to Transfer Taxes shall, at its own expense, file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes. The Parties shall cooperate in good faith to minimize the amount of any Transfer Taxes payable in connection with the Domestication or the Mergers.

Section 8.5. Cooperation; Consultation.

(a) Prior to Closing, each of the Company and Acquiror shall, and each of them shall cause its respective Subsidiaries (as applicable) and its and their officers, directors, managers, employees, consultants, counsel, accounts, agents and other representatives to, reasonably cooperate in a timely manner in connection with the PIPE Investment, any Alternative PIPE Investment and any other financing arrangement the parties mutually agree to seek in connection with the transactions contemplated by this Agreement (it being understood and agreed that the consummation of any such financing by the Company or Acquiror shall be subject to the parties’ mutual agreement), including (if mutually agreed by the parties) (i) by providing such information and assistance as the other party may reasonably request, (ii) granting such access to the other party and its representatives as may be reasonably necessary for their due diligence, and (iii) participating in a reasonable number of meetings, presentations, road shows, drafting sessions, due diligence sessions with respect to such financing efforts (including direct contact between senior management and other representatives of the Company and its Subsidiaries at reasonable times and locations). All such cooperation, assistance and access shall be granted during normal business hours and shall be granted under conditions that shall not unreasonably interfere with the business and operations of the Company, Acquiror, or their respective auditors.

(b) From the date of the announcement of this Agreement or the transactions contemplated hereby (pursuant to any applicable public communication made in compliance with Section 11.12), until the Closing Date, Acquiror and the Company shall use its reasonable best efforts to, and shall instruct its financial advisors to, keep the other and each other’s financial advisors reasonably informed with respect to the transactions contemplated herein, including by (i) providing regular updates and (ii) consulting and cooperating with, and considering in good faith any feedback from, the Company or Acquiror or their respective financial advisors with respect to such matters.

Section 8.6. No Solicitation.

(a) The Acquiror shall not, and shall not permit or authorize any of its Subsidiaries or any director, officer, employee, investment banker, financial advisor, attorney, accountant or other advisor, agent or representative (collectively, “Representatives”) of the Acquiror or any of its Subsidiaries, directly or indirectly, to (i) solicit, initiate, endorse, knowingly encourage or knowingly facilitate any inquiry, proposal or offer with respect to, commence or continue due diligence with respect to, or the making or completion of, any Acquiror Acquisition Proposal, or any inquiry, proposal or offer that is reasonably likely to lead to any Acquiror Acquisition Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any information or data with respect to, or otherwise cooperate in any way with, any Acquiror Acquisition Proposal or (iii) resolve, agree or propose to do any of the foregoing. The Acquiror shall, and shall cause each of its Subsidiaries and the Representatives of the Acquiror and its Subsidiaries to, (A) immediately cease and cause to be terminated all existing discussions and negotiations with any Person conducted heretofore with respect to any Acquiror Acquisition Proposal or potential Acquiror Acquisition Proposal, immediately terminate all physical and electronic data room access previously granted to any such Person and immediately cease use of access to any electronic data room previously granted by any such Person to Acquiror, its Subsidiaries and their respective Affiliates, (B) request the prompt return or destruction of all confidential information previously furnished with respect to any Acquiror Acquisition Proposal or potential Acquiror Acquisition Proposal, and (C) not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement to which it or any of its Affiliates or Representatives is a party with respect to any Acquiror Acquisition Proposal or potential Acquiror Acquisition Proposal, and shall enforce the provisions of any such agreement, which shall include seeking any injunctive relief available to enforce such agreement. Notwithstanding anything to the contrary, the foregoing shall not restrict Acquiror’s Affiliates (including Affiliates of Sponsor) in any way with respect to the pursuit of any transaction for such Affiliates’ investment vehicles other than Acquiror and its Subsidiaries.

(b) The Company shall not, and shall not permit or authorize any of its Subsidiaries or any Representatives of the Company or any of its Subsidiaries, directly or indirectly, to (i) solicit, initiate, endorse, knowingly encourage or knowingly facilitate any inquiry, proposal or offer with respect to, or the making or completion of, any Company Acquisition Proposal, or any inquiry, proposal or offer that is reasonably likely to lead to any Company Acquisition Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any information or data with respect to, or otherwise cooperate in any way with, any Company Acquisition Proposal or (iii) resolve, agree or propose to do any of the foregoing. The Company shall, and shall cause each of its Subsidiaries and the Representatives of the Company and its Subsidiaries to, (A) immediately cease and cause to be terminated all existing discussions and negotiations with any Person conducted heretofore with respect to any Company Acquisition Proposal or potential Company Acquisition Proposal and immediately terminate all physical and electronic data room access previously granted to any such Person, (B) request the prompt return or destruction of all confidential information previously furnished with respect to any Company Acquisition Proposal or potential Company Acquisition Proposal, and (C) not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement to which it or any of its Affiliates or Representatives is a party with respect to any Company Acquisition Proposal or potential Company Acquisition Proposal, and shall enforce the provisions of any such agreement, which shall include seeking any injunctive relief available to enforce such agreement (provided, that the Company shall be permitted to grant waivers of, and not enforce, any standstill agreement, but solely to the extent that the Board of Directors of the Company has determined in good faith, after consultation with its outside counsel, that failure to take such action (I) would prohibit the counterparty from making an unsolicited Company Acquisition Proposal to the Board of Directors of the Company in compliance with this Section 8.6 and (II) would reasonably be expected to constitute a breach of its fiduciary duties under applicable Law). Notwithstanding the foregoing, if at any time following the date of this Agreement and prior to obtaining the Company Shareholder Approval, (1) the Company receives a written Company Acquisition Proposal that the Board of Directors of the Company believes in good faith to be bona fide, (2) such Company Acquisition Proposal did not result from a breach of this Section 8.6, (3) the Board of Directors of the Company determines in good faith (after consultation with outside counsel and its financial advisor) that such Company Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal, and (4) the Board of Directors of the Company determines in good faith (after consultation with outside counsel) that the failure to take the actions referred to in clause (x) or (y) below would reasonably be expected to constitute a breach of its fiduciary duties under applicable Law, then the Company may (x) furnish information with respect to the Company and its Subsidiaries to the Person making such Company Acquisition Proposal pursuant to a customary confidentiality agreement containing terms substantially similar to, and no less favorable to the Company than, those set forth in the Confidentiality Agreement (including any standstill agreement contained therein) (an “Acceptable Confidentiality Agreement”); provided, that (I) the Company shall provide the Acquiror a non-redacted copy of each confidentiality agreement the Company has executed in accordance with this Section 8.6 and (II) any non-public information provided to any such Person shall have been previously provided to the Acquiror or shall be provided to the Acquiror prior to or concurrently with the time it is provided to such Person, and (y) participate in discussions or negotiations with the Person making such Company Acquisition Proposal regarding such Company Acquisition Proposal. The Company shall not provide (and shall not permit any of its Representatives to provide) any commercially or competitively sensitive non-public information in connection with the actions permitted by this Section 8.6, except in accordance with “clean room” or other similar procedures designed to limit any adverse effect of the sharing of such information on the Company, which procedures shall be consistent in all material respects with the Company’s practices in dealing with the disclosures of such information to the Acquiror or its Representatives.

(c) Neither the Board of Directors of the Company nor any committee thereof shall:

(i) (A) withdraw (or modify or qualify in any manner adverse to the Acquiror or Merger Sub) the recommendation or declaration of advisability by the Board of Directors of the Company or any such committee of the First Merger, the Company Charter Amendment or any of the other transactions contemplated hereby, (B) recommend or otherwise declare advisable the approval by the Company stockholders of any Company Acquisition Proposal, or (C) resolve, agree or propose to take any such actions (each such action set forth in this Section 8.6(c)(i) being referred to herein as an “Adverse Recommendation Change”); or

(ii) cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract, except for an Acceptable Confidentiality Agreement (each, an “Alternative Acquisition Agreement”), in each case constituting or related to, or which is intended to or is reasonably likely to lead to, any Company Acquisition Proposal, or resolve, agree or propose to take any such actions.

Notwithstanding the foregoing, at any time prior to obtaining the Company Shareholder Approval, the Board of Directors of the Company may, if the Board of Directors of the Company determines in good faith (after consultation with outside counsel) that the failure to do so would reasonably be expected to result in a breach of its fiduciary duties under applicable Law, taking into account all adjustments to the terms of this Agreement offered by the Acquiror pursuant to this Section 8.6, (x) make an Adverse Recommendation Change in response to either (I) a Superior Proposal or (II) an Intervening Event, or (y) solely in response to a Superior Proposal received after the date hereof that did not result from a breach of this Section 8.6, cause the Company to terminate this Agreement in accordance with Section 10.1(i) and concurrently enter into a binding Alternative Acquisition Agreement with respect to such Superior Proposal; provided, however, that the Company may not make an Adverse Recommendation Change in response to a Superior Proposal or terminate this Agreement pursuant to Section 10.1(i) unless:

a) the Company notifies the Acquiror in writing at least five Business Days before taking that action of its intention to do so, and specifies the reasons therefor, including the terms and conditions of, and the identity of the Person making, such Superior Proposal, and contemporaneously furnishes a copy (if any) of the proposed Alternative Acquisition Agreement and any other relevant transaction documents (it being understood and agreed that any amendment to the financial terms or any other material term of such Superior Proposal shall require a new written notice by the Company and a new three Business Day period); and

b) if the Acquiror makes a proposal during such five Business Day period to adjust the terms and conditions of this Agreement, the Board of Directors of the Company, after taking into consideration the adjusted terms and conditions of this Agreement as proposed by the Acquiror, continues to determine in good faith (after consultation with outside counsel and its financial advisor) that such Superior Proposal continues to be a Superior Proposal and that the failure to make an Adverse Recommendation Change or terminate this Agreement, as applicable, would reasonably be expected to result in a breach of its fiduciary duties under applicable Law;

provided further, that the Board of Directors of the Company may not make an Adverse Recommendation Change in response to an Intervening Event unless:

(1) the Company provides the Acquiror with written information describing such Intervening Event in reasonable detail as soon as reasonably practicable after becoming aware of it;

(2) the Company keeps the Acquiror reasonably informed of developments with respect to such Intervening Event;

(3) the Company notifies the Acquiror in writing at least five Business Days before making an Adverse Recommendation Change with respect to such Intervening Event of its intention to do so and specifies the reasons therefor; and

(4) if the Acquiror makes a proposal during such five Business Day period to adjust the terms and conditions of this Agreement, the Board of Directors of the Company, after taking into consideration the adjusted terms and conditions of this Agreement as proposed by the Acquiror, continues to determine in good faith (after consultation with outside counsel) that the failure to make such Adverse Recommendation Change would reasonably be expected to result in a breach of its fiduciary duties under applicable Law.

During the five Business Day period prior to its effecting an Adverse Recommendation Change or terminating this Agreement as referred to above, the Company shall, and shall cause its financial and legal advisors to, negotiate with the Acquiror in good faith (to the extent the Acquiror seeks to negotiate) regarding any revisions to the terms of the transactions contemplated by this Agreement proposed by the Acquiror. Notwithstanding anything to the contrary contained herein, neither the Company nor any of its Subsidiaries shall enter into any Alternative Acquisition Agreement unless this Agreement has been terminated in accordance with its terms (including the payment of the Breakup Fee pursuant to Section 10.3(b), if applicable).

(d) In addition to the obligations of the Company set forth in Section 8.6(b) and Section 8.6(c), the Company promptly (and in any event within 24 hours of receipt) shall advise the Acquiror in writing in the event the Company or any of its Subsidiaries or Representatives receives (i) any indication by any Person that it will be making a Company Acquisition Proposal, (ii) any inquiry or request for information, discussion or negotiation that is reasonably likely to lead to or that contemplates a Company Acquisition Proposal, or (ii) any proposal or offer that is or is reasonably likely to lead to a Company Acquisition Proposal, in each case together with a description of the material terms and conditions of and facts surrounding any such indication, inquiry, request, proposal or offer, the identity of the Person making any such indication, inquiry, request, proposal or offer, and a copy of any written proposal, offer or draft agreement provided by such Person. The Company shall keep the Acquiror informed (orally and in writing) in all material respects on a timely basis of the status and details (including, within 24 hours after the occurrence of any amendment, modification, development, discussion or negotiation) of any such Company Acquisition Proposal, request, inquiry, proposal or offer, including furnishing copies of any written inquiries, correspondence and draft documentation, and written summaries of any material oral inquiries or discussions. Without limiting any of the foregoing, the Company shall promptly (and in any event within 24 hours) notify the Acquiror orally and in writing if it determines to begin providing information or to engage in discussions or negotiations concerning a Company Acquisition Proposal pursuant to Section 8.6(b) or Section 8.6(c) and shall in no event begin providing such information or engaging in such discussions or negotiations prior to providing such notice. The Company shall provide the Acquiror with at least 24 hours prior notice (or such shorter notice as may be provided to the Board of Directors of the Company) of a meeting of the Board of Directors of the Company at which the Board of Directors of the Company is reasonably expected to consider a Company Acquisition Proposal.

(e) The Company shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Person subsequent to the date of this Agreement that would restrict the Company’s ability to comply with any of the terms of this Section 8.6 and represents that neither it nor any of its Subsidiaries is a party to any such agreement.

(f) The Company shall not take any action to exempt any Person (other than the Acquiror, Merger Sub and their respective Affiliates) from the restrictions on “business combinations” contained in Section 3-602 of the MGCL (or any similar provision of any other Takeover Statute) or otherwise cause such restrictions not to apply, or agree to do any of the foregoing, in each case unless such actions are taken substantially concurrently with a termination of this Agreement pursuant to Section 10.1(i).

(g) Nothing contained in Section 8.6(b) shall prohibit the Company from taking and disclosing a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act; provided, however, that any such disclosure (other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act) shall be deemed to be an Adverse Recommendation Change (including for purposes of Section 10.1(g)) unless the Board of Directors of the Company expressly reaffirms its recommendation to the Company’s stockholders in favor of the approval of this Agreement and the Mergers in such disclosure and expressly rejects any applicable Company Acquisition Proposal.

(h) For purposes of this Agreement:

(i) “Acquiror Acquisition Proposal” means any proposal or offer with respect to any (x) direct or indirect acquisition or purchase by Acquiror or its Subsidiaries, in one transaction or a series of transactions, and whether through any merger, reorganization, consolidation, tender offer, self-tender, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or otherwise, of all or substantially all, or a material portion, of the equity interests, assets or businesses of any other Person, or (y) Business Combination between Acquiror or its Subsidiaries, on the one hand, and any other Person, on the other hand, in each case other than the Mergers and other transactions contemplated by this Agreement.

(ii) “Company Acquisition Proposal” means any proposal or offer with respect to any direct or indirect acquisition or purchase, in one transaction or a series of transactions, and whether through any merger, reorganization, consolidation, tender offer, self-tender, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or otherwise, of (A) assets or businesses of the Company and its Subsidiaries that generate 15% or more of the net revenues or net income (for the 12-month period ending on the last day of the Company’s most recently completed fiscal quarter) or that represent 15% or more of the total assets (based on fair market value as determined in good faith by the Board of Directors of the Company) of the Company and its Subsidiaries, taken as a whole, immediately prior to such transaction, or (B) 15% or more of any class of capital stock, other equity securities or voting power of the Company, any of its Subsidiaries or any resulting parent company of the Company, in each case other than the Merger and other transactions contemplated by this Agreement.

(iii) “Intervening Event” means a material event or circumstance that was not known or reasonably foreseeable to the Board of Directors of the Company prior to the execution of this Agreement (or if known, the consequences of which were not known or reasonably foreseeable), which event or circumstance, or any material consequence thereof, becomes known to the Board of Directors of the Company prior to the receipt of the Company Shareholder Approval that does not relate to (A) a Company Acquisition Proposal, (B) the Acquiror or its Subsidiaries (including any Acquiror Material Adverse Effect), (C) any actions taken pursuant to this Agreement or (D) any changes in the price of MIC Stock or of the Acquiror Common Stock (provided that the underlying causes of any such changes in price may be taken into account in determining whether there has been an Intervening Event).

(iv) “Superior Proposal” means any unsolicited bona fide written Company Acquisition Proposal that is fully financed (including through cash on hand) or has fully committed financing that the Board of Directors of the Company determines in good faith (after consultation with outside counsel and its financial advisor), taking into account all legal, financial, regulatory and other aspects of the proposal (including the financing terms and the ability of the proposed acquiror to finance such Company Acquisition Proposal) and the Person making the proposal, is (A) more favorable to the stockholders of the Company from a financial point of view than the Merger and the other transactions contemplated by this Agreement (including any adjustment to the terms and conditions proposed by the Acquiror in response to such proposal) and (B) reasonably likely of being completed on the terms proposed on a timely basis; provided, that, for purposes of this definition of “Superior Proposal,” references in the term “Company Acquisition Proposal” to “15%” shall be deemed to be references to “50%”.

Section 8.7. Notification. From the date hereof until the earlier of the termination of this Agreement and the Closing Date, if after the date hereof the Company or Acquiror becomes aware of any fact or condition arising after the date hereof that (a) for the Company constitutes a material breach of any representation or warranty made by the Company in Article IV or of any covenant that would cause the conditions set forth in Section 9.2(a) or Section 9.2(b), as applicable, not to be satisfied as of the Closing Date, or (b) for Acquiror constitutes a material breach of any representation or warranty made by Acquiror in Article V or of any covenant that would cause the conditions set forth in Section 9.3(a) or Section 9.3(b), as applicable, not to be satisfied as of the Closing Date, the Company or Acquiror, as applicable, will disclose in writing to the other such breach.

Section 8.8. Indemnification; Directors’ and Officers’ Insurance.

(a) Each of the Acquiror and the Company agrees that (i) all rights to indemnification or exculpation now existing in favor of the directors and officers of the Acquiror and Company and their respective Subsidiaries, as provided in the Acquiror’s Governing Documents and the Company’s Governing Documents and the Governing Documents of such Subsidiaries or otherwise in effect as of the date of this Agreement, in either case, solely with respect to any matters occurring on or prior to the Closing, shall survive the transactions contemplated by this Agreement and shall continue in full force and effect from and after the Closing for a period of six (6) years (or until the final resolution of any Legal Proceedings commenced during such period), and (ii) Surviving Pubco will perform and discharge all obligations to provide such indemnity and exculpation during such six (6) year period. To the maximum extent permitted by applicable Law, during such six (6) year period (or such longer period of resolution), Surviving Pubco shall advance expenses in connection with such indemnification as provided in the Company’s Governing Documents, Acquiror’s Governing Documents, the Governing Documents of their respective Subsidiaries or other applicable agreements. The indemnification and liability limitation or exculpation provisions of the Company’s Governing Documents and the Acquiror’s Governing Documents and the Governing Documents of their respective Subsidiaries, or otherwise, shall not, during such six (6) year period, be amended, repealed or otherwise modified after the Closing in any manner that would materially and adversely affect the rights thereunder of individuals who, as of the Closing or at any time prior to the Closing, were directors or officers of the Company or the Acquiror or who served as a director, officer, member, trustee or fiduciary of another Person at the request of the Company, the Acquiror or their respective Subsidiaries (the “D&O Persons”) to be so indemnified, receive advances of expenses, have their liability limited or be exculpated with respect to any matters occurring prior to Closing and relating to the fact that such D&O Person was a director or officer of the Company or the Acquiror or any other such Person prior to the Closing, unless such amendment, repeal or other modification is required by applicable Law.

(b) None of Acquiror or the Company shall have any obligation under this Section 8.8 to any D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such D&O Person in the manner contemplated hereby is prohibited by applicable Law.

(c) The Company shall purchase, at its option and at or prior to the Closing, and the Surviving Pubco shall cause the Company to maintain in effect for a period of six (6) years after the Closing Date, without lapses in coverage, an insurance policy or “tail” policy or policies providing directors’ and officers’ liability insurance coverage for the benefit of those Persons who are currently covered by any comparable insurance policies of the Company as of the date hereof (the “Company D&O Policy”). Any such Company D&O Policy shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the insured than) the coverage provided under the Company’s directors’ and officers’ liability insurance policies as of the date hereof. Notwithstanding the foregoing, if the coverage described in this Section 8.8(c) cannot be obtained, or can only be obtained by paying aggregate premiums in excess of 250% of the annual amount currently paid by the Company for such coverage, the Surviving Pubco shall only be required to provide as much coverage as can be obtained by paying aggregate premiums equal to 250% of the aggregate annual amount currently paid by the Company for such coverage.

(d) Prior to the Effective Time, Acquiror shall, at its sole option, purchase a prepaid “tail” policy (an “Acquiror D&O Tail Policy”) with respect to directors’ and officers’ liability insurance coverage for the benefit of those Persons who are currently covered by any comparable insurance policies of Acquiror as of the date hereof, which Acquiror D&O Tail Policy shall be on the same or substantially similar terms agreed to for such tail policy by Acquiror in connection with its initial public offering. If Acquiror elects to purchase such an Acquiror D&O Tail Policy prior to the Effective Time, the Surviving Pubco will maintain such Acquiror D&O Tail Policy in full force and effect for a period of no less than six (6) years after the Closing Date and continue to honor its obligations thereunder.

(e) If Surviving Pubco, Acquiror, the Company or any of their respective successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of Surviving Pubco, Acquiror or the Company shall assume all of the obligations set forth in this Section 8.8 unless otherwise assumed by operation of Law.

(f) The D&O Persons entitled to the indemnification, liability limitation, exculpation and insurance set forth in this Section 8.8 are intended to be third-party beneficiaries of this Section 8.8. This Section 8.8 shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of Acquiror and the Company. The rights of each D&O Person hereunder shall be in addition to, and not in limitation of, any other rights such Person may have under the Governing Documents of the Acquiror or the Company, any other indemnification arrangement, any applicable Law or otherwise.

Section 8.9. Section 16 Matters. Prior to the First Effective Time, each of the Company and Acquiror shall take all such steps as may be required (to the extent permitted under applicable Law) to cause any dispositions of securities of the Company or the Acquiror (including, in each case, securities deliverable upon exercise, vesting or settlement of any derivative securities) resulting from the transactions contemplated hereby by each individual who may become subject to the reporting requirements of Section 16(a) of the Exchange Act in connection with the transactions contemplated hereby to be exempt under Rule B-3 promulgated under the Exchange Act.

Section 8.10. Employment Agreements. If assignment would not occur automatically by operation of Law, the First-Step Surviving Company and Surviving Pubco shall work in good faith to assign or cause to be assigned to Surviving Pubco at the Closing the Executive Employment Agreements.

Section 8.11. Incentive Plan. Prior to the Acquiror Shareholders’ Meeting, the Board of Directors of the Acquiror shall adopt and approve an equity incentive plan (the “Incentive Plan”). The Incentive Plan shall (a) be in such form and on such terms as may be mutually agreed upon by the Company and Acquiror and (b) subject to approval of the Acquiror Transaction Proposals by the Acquiror Shareholders, become effective as of immediately prior to the Closing.

Section 8.12. Extension of Time Period to Consummate a Business Combination.

(a) In the event that the Proxy Statement has not been disseminated to Acquiror Shareholders prior to March 27, 2023 in accordance with Section 8.2(b), as promptly as practicable following such date, Acquiror shall, with the Company’s reasonable cooperation, prepare and file with the SEC a proxy statement (such proxy statement, together with any amendments or supplements thereto, the “Extension Proxy Statement”) with respect to a meeting of the Acquiror Shareholders called for the purpose of approving an amendment of the Acquiror Governing Documents and, if deemed necessary by Acquiror, the Trust Agreement, on terms and conditions agreed by the Parties, to extend the period of time that Acquiror is afforded thereunder to consummate an initial business combination from May 27, 2023 to the date that is one hundred and fifty (150) days after the six-month anniversary of the date of this Agreement or such earlier period as may be mutually agreed by the Parties (such proposal, the “Extension Proposal,” and such extension period, the “Extension Period”).

(b) Each of Acquiror and the Company shall use its reasonable best efforts to cause the Extension Proxy Statement to comply with the rules and regulations promulgated by the SEC. Each of Acquiror and the Company agrees to promptly furnish to the other party all information concerning itself, its Subsidiaries, officers, directors, managers, stockholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Extension Proxy Statement.

(c) To the extent not prohibited by Law, each Party shall advise the other, reasonably promptly after it receives notice thereof, of the time when any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the Acquiror Common Stock for offering or sale in any jurisdiction, of the initiation or written threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Extension Proxy Statement or for additional information. To the extent not prohibited by Law, each Party and its counsel shall be given a reasonable opportunity to review and comment on the Extension Proxy Statement each time before any such document is filed with the SEC, and each Party shall give reasonable and good faith consideration to any comments made by the other and its counsel. To the extent not prohibited by Law, each Party shall provide the other and its counsel with (A) any comments or other communications, whether written or oral, that it or its counsel may receive from time to time from the SEC or its staff with respect to the Extension Proxy Statement promptly after receipt of those comments or other communications and (B) a reasonable opportunity to participate in the response of such Party to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with such Party or its counsel in any discussions or meetings with the SEC.

(d) Each of Acquiror and the Company shall ensure that none of the information supplied by or on its behalf for inclusion or incorporation by reference in Extension Proxy Statement will (i) at the time the Extension Proxy Statement is filed with the SEC, at each time at which it is amended and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, not misleading or (ii) at the date it is first mailed to the Acquiror Shareholders and at the time of the Acquiror Shareholders’ Extension Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If any information relating to the Company, Acquiror or any of their respective Subsidiaries is discovered by the Company or Acquiror, which is required to be set forth in an amendment or supplement to the Extension Proxy Statement, so that it would include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the Acquiror Shareholders.

(e) Acquiror shall as promptly as practicable after the definitive Extension Proxy Statement is filed with the SEC, (i) cause the Extension Proxy Statement to be disseminated to Acquiror Shareholders in compliance with applicable Law, (ii) duly (1) give notice of and (2) convene and hold a meeting of its shareholders (the “Acquiror Shareholders’ Extension Meeting”) in accordance with Acquiror’s Governing Documents and Nasdaq requirements, for a date no later than May 22, 2023, and (iii) solicit proxies from the holders of Acquiror Common Stock to vote in favor of each of the Extension Proposal; provided that, notwithstanding anything to the contrary set forth in this Section 8.12 to the extent (1) the Acquiror Shareholder Approvals are obtained at any time before the Acquiror Shareholders’ Extension Meeting is held and (2) the Closing has occurred on or prior to May 27, 2023, all obligations under this Section 8.12, shall terminate and be of no further force or effect. Acquiror shall, through its Board of Directors, recommend to its stockholders the approval of the Extension Proposal, and include such recommendation in the Extension Proxy Statement. The Board of Directors of Acquiror shall not withdraw, amend, qualify or modify its recommendation to the Acquiror Shareholders that they vote in favor of the Extension Proposal. Acquiror agrees to establish a record date for, duly call, give notice of, convene and hold the Acquiror Shareholders’ Extension Meeting and submit for approval the Extension Proposal, and Acquiror agrees that if the approval of the Acquiror Shareholders of the Extension Proposal shall not have been obtained at any such Acquiror Shareholders’ Extension Meeting, then Acquiror shall promptly continue to use its reasonable best efforts to take actions and hold additional Acquiror Shareholders’ Extension Meetings in order to obtain such approval. Acquiror may only adjourn (and, in the case of clauses (i) and (ii), shall adjourn) the Acquiror Shareholders’ Extension Meeting (i) to solicit additional proxies for the purpose of obtaining the requisite approval of the Extension Proposal, (ii) for the absence of a quorum and (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Acquiror has determined in good faith after consultation with outside legal counsel is required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by Acquiror Shareholders prior to the Acquiror Shareholders’ Extension Meeting; provided that the Acquiror Shareholders’ Extension Meeting may not be adjourned to a date that is more than fifteen (15) Business Days after the date for which the Acquiror Shareholders’ Extension Meeting was originally scheduled (excluding any adjournments required by applicable Law). Acquiror agrees that it shall provide the holders of shares of Acquiror Class A Common Stock the opportunity to elect redemption of such shares of Acquiror Class A Common Stock in connection with the Acquiror Shareholders’ Extension Meeting, as required by Acquiror’s Governing Documents.

Section 8.13. Consents. The Mobile Companies shall use commercially reasonable efforts during the Interim Period to obtain consents of all Persons who are party to the agreements set forth on Section 4.4, or Section 8.13 of the Company Disclosure Letter and obtain all Governmental Authorizations set forth on Section 4.5 of the Company Disclosure Letter. All costs incurred in connection with obtaining such consents shall constitute a Company Transaction Expense. The Mobile Companies shall be entitled to agree to such amendments, modifications and/or full or partial prepayments to, or to the establishment of reserves under, such agreements as may be reasonably necessary to obtain any such required consent; provided that the Company shall (i) give Acquiror written notice reasonably in advance of agreeing to any such amendments, modifications, full or partial prepayments, or establishment of reserves, and (ii) provide timely updates of any discussions with third parties relating to such required consents or to any such amendments, modifications, full or partial prepayments, or establishment of reserves, and, in each case of (i) and (ii), consider in good faith any comments that Acquiror may provide with respect to such matters. Acquiror shall have the right to review in advance, and to the extent practicable will consult with the Company on the information provided in connection with obtaining such consents and as to the form and substance of such consents. Acquiror and its Subsidiaries shall (a) cooperate in the preparation and submission of each application or filing for any such consent or Governmental Authorization, including the collection of all materials, documents, certificates, financials, signatures, and other items required to be submitted to the applicable Persons who are party to the agreements in connection with such consent, (b) deliver to each Person who is a party to such agreements or who has the authority to grant such Governmental Authorizations, as applicable, on a confidential basis all documents and information required by the applicable documents relating to Acquiror and its Subsidiaries, and such other information or documentation as such Persons who are party to the agreements or who have the authority to grant such Governmental Authorizations may request with respect to Acquiror, including, without limitation, financial statements, income tax returns and other financial information, and (c) reasonably cooperate and assist the Mobile

Companies in connection with soliciting and obtaining such consents and Governmental Authorizations, including the preparation and delivery of any information relating to Acquiror and all other information required under the applicable documents and as may be reasonably requested by any such Persons who are party to such agreements or who have the authority to grant such Governmental Authorizations (or any servicer on behalf of any such Person).

Section 8.14. Takeover Statutes. Subject to the terms and conditions of this Agreement, each of the Company and Acquiror shall use its reasonable best efforts to (a) take all action necessary to ensure that no Takeover Statute is or becomes applicable to Acquiror, Surviving Pubco, Merger Sub, this Agreement, the Mergers or any other transactions contemplated hereby and refrain from taking any actions that would cause the applicability of any Takeover Statute and (b) if any Takeover Statute becomes applicable to Acquiror, Surviving Pubco, Merger Sub, this Agreement, the Mergers or any other transaction contemplated hereby, take all action necessary to ensure that the Mergers and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Takeover Statute on Acquiror, Surviving Pubco, Merger Sub, this Agreement, the Mergers and the other transactions contemplated hereby.

Section 8.15. Operating Partnership Equity Securities. The Parties acknowledge and agree that the equity securities of the Operating Partnership shall be treated in the following manner in connection with the consummation of the transactions contemplated by this Agreement:

(a) Each OP Common Unit issued and outstanding immediately prior to the First Effective Time shall remain outstanding with the number of such OP Common Units being adjusted to give effect to the Exchange Ratio. For the avoidance of doubt, the number of OP Common Units owned by Surviving Pubco immediately following the Second Effective Time shall equal the number of Surviving Pubco Shares outstanding immediately following the Second Effective Time.

(b) Each OP LTIP Unit issued and outstanding immediately prior to the First Effective Time shall remain outstanding with the number of outstanding OP LTIP Units to be adjusted in accordance with the A&R OP LPA.

(c) Each OP Performance Unit issued and outstanding immediately prior to the First Effective Time shall remain outstanding with the number of outstanding OP Performance Units to be adjusted in accordance with the A&R OP LPA.

(d) Each OP Series 1 Preferred Unit that is owned by the Company immediately prior to the First Effective Time shall remain outstanding as one OP Series 1 Preferred Unit and, immediately following the Second Effective Time, shall be held by Surviving Pubco, and no payment shall be made with respect thereto. For the avoidance of doubt, the number of OP Series 1 Preferred Units owned by Surviving Pubco immediately following the Second Effective Time shall equal the number of Surviving Pubco Series 1 Preferred Shares outstanding immediately following the Second Effective Time.

(e) Each OP Series A Preferred Unit that is owned by Company immediately prior to the First Effective Time shall remain outstanding as one OP Series A Preferred Unit and, immediately following the Second Effective Time, shall be held by Surviving Pubco, and no payment shall be made with respect thereto. For the avoidance of doubt, the number of OP Series A Preferred Units owned by Surviving Pubco immediately following the Second Effective Time shall equal the number of Surviving Pubco Series A Preferred Shares outstanding immediately following the Second Effective Time.

(f) Each OP Class A Unit outstanding immediately prior to the First Effective Time shall remain outstanding and each such OP Class A Unit shall have (i) the right to purchase that number of OP Common Units equal to product of (x) the number of OP Common Units that would have been issuable upon the exercise of such OP Class A Unit immediately prior to the First Effective Time and (y) the Exchange Ratio, and (ii) an exercise price per unit equal to the per unit exercise price of such OP Class A Unit immediately prior to the First Effective Time divided by the Exchange Ratio, and otherwise be subject to the same terms and conditions as set forth in the OP Class A Unit Agreement.

ARTICLE IX

CONDITIONS TO OBLIGATIONS

Section 9.1. Mutual Closing Conditions. The obligations of the Parties to consummate, or cause to be consummated, the Mergers are subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by all of such parties:

(a) The Acquiror Shareholder Approvals shall have been obtained;

(b) The Company Shareholder Approval shall have been obtained;

(c) Acquiror shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act);

(d) The Proxy Statement/Registration Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC which remains in effect with respect to the Proxy Statement/Registration Statement; and

(e) The waiting period or periods under the HSR Act, if applicable to the transactions contemplated by this Agreement and the Ancillary Agreements, shall have expired or been terminated; and

(f) There shall not be in force any Governmental Order, statute, rule or regulation enjoining or prohibiting the consummation of the Mergers; provided that the Governmental Authority issuing such Governmental Order has jurisdiction over the parties hereto with respect to the transactions contemplated hereby.

Section 9.2. Conditions to Obligations of Acquiror Entities. The obligations of the Acquiror Entities to consummate, or cause to be consummated, the Mergers and the transactions contemplated herein are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Acquiror:

(a) (i) The representations and warranties of the Company set forth in Section 4.1 (Company Organization), Section 4.2 (Subsidiaries) other than the last sentence thereof, Section 4.3 (Due Authorization), Section 4.6(a) (Capitalization), and Section 4.31 (Brokers’ Fees) shall be true and correct in all respects as of the Closing Date (other than such representations and warranties that expressly relate to a specific date, which representations and warranties shall be true and correct in all material respects at and as of such date); and (ii) each of the representations and warranties of the Company set forth in Article IV other than those set forth above shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” or similar qualifier) as of the Closing Date as though made on and as of the Closing Date (other than any representation or warranty that expressly relates to a specific date, which representation and warranty shall be so true and correct on the date so specified), except in the case of this clause (ii), where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, have a Company Material Adverse Effect;

(b) The Mobile Companies shall have performed in all material respects their obligations under this Agreement required to be performed by them at or prior to the Closing pursuant to the terms hereof;

(c) No Company Material Adverse Effect shall have occurred since the date of this Agreement; and

(d) The Company shall have delivered, or caused to be delivered, duly executed copies of those agreements and documents set forth in Section 2.4(a) and Section 2.4(c)(ii).

Section 9.3. Conditions to the Obligations of the Mobile Companies. The obligation of the Mobile Companies to consummate, or cause to be consummated, the Mergers and the transactions contemplated herein is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company:

(a) (i) The representations and warranties of the Acquiror set forth in Section 5.1 (Acquiror Organization), Section 5.2 (Due Authorization), Section 5.11 (Capitalization of Acquiror), and Section 5.12 (Brokers’ Fees) shall be true and correct in all respects as of the Closing Date (other than such representations and warranties that expressly relates to a specific date, which representations and warranties shall be true and correct in all material respects at and as of such date); and (ii) each of the representations and warranties of the Acquiror set forth in Article V other than those set forth above shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” or similar qualifier) as of the Closing Date as though made on and as of the Closing Date (other than any representation or warranty that expressly relates to a specific date, which representation and warranty shall be so true and correct on the date so specified), except in the case of this clause (ii), where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, have an Acquiror Material Adverse Effect;

(b) The Acquiror and its Subsidiaries shall have performed in all material respects their obligations under this Agreement required to be performed by them at or prior to the Closing pursuant to the terms hereof;

(c) The Surviving Pubco Shares (including the Surviving Pubco Shares underlying the Surviving Pubco Warrants) to be issued in connection with the Mergers and Closing shall have been approved for listing on Nasdaq or NYSE pursuant to Section 7.3, and, immediately following the Closing, Surviving Pubco shall, after giving effect to the Acquiror Share Redemption, satisfy any applicable initial and continuing listing requirements of NYSE or Nasdaq, as applicable, and Acquiror shall not have received any notice of non-compliance therewith that has not been cured prior to, or would not be curable at or immediately following, the Closing;

(d) No Acquiror Material Adverse Effect shall have occurred since the date of this Agreement;

(e) The Sponsor Support Agreement shall be in full force and effect; and

(f) Acquiror shall have delivered, or caused to be delivered, duly executed copies of those agreements and documents set forth in Section 2.4(b) and Section 2.4(c)(i).

ARTICLE X

TERMINATION/EFFECTIVENESS

Section 10.1. Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned:

(a) by written consent of the Company and Acquiror;

(b) by written notice of the Company or Acquiror if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order which has become final and nonappealable and has the effect of making consummation of the transactions contemplated herein illegal or otherwise preventing or prohibiting consummation of the transactions contemplated herein; provided that neither Acquiror nor the Company shall have the right to terminate this Agreement pursuant to this Section 10.1(b) if any action of such party or its Subsidiaries or failure of such party or its Subsidiaries to perform or comply with its obligations under this Agreement shall have caused such Law or Governmental Order and such action or failure to perform constitutes a breach of this Agreement;

(c) by written notice of the Company or Acquiror if the Acquiror Shareholder Approvals shall not have been obtained by reason of the failure to obtain the required vote at the Acquiror Shareholders’ Meeting duly convened therefor or at any adjournment or postponement thereof; provided that a Party shall not be permitted to terminate this Agreement pursuant to this Section 10.1(c) if the failure to obtain such Acquiror Shareholder Approvals is proximately caused by any action or failure to act of such Party that constitutes a breach of this Agreement;

(d) by written notice of the Company or Acquiror if the Company Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the Company Shareholders’ Meeting duly convened therefor or at any adjournment or postponement thereof; provided that a Party shall not be permitted to terminate this Agreement pursuant to this Section 10.1(d) if the failure to obtain such Company Shareholder Approval is proximately caused by any action or failure to act of such Party that constitutes a breach of this Agreement; provided, further, that the right to terminate the Agreement pursuant to this Section 10.1(d) shall expire and Acquiror shall not be permitted to terminate this Agreement pursuant to this Section 10.1(d) if the Company Shareholder Approval has been obtained and delivered to Acquiror prior to the time that this Agreement is terminated pursuant to this Section 10.1(d);

(e) by written notice of the Company or Acquiror if the Closing has not occurred on or before May 27, 2023 (the “Agreement End Date”) (other than as a result of the terminating party’s failure to comply with its obligations under this Agreement which has resulted in the failure to satisfy a condition set forth in Article IX); provided, however, that if the Acquiror Shareholders have approved the Extension Proposal, the Agreement End Date shall be extended until the expiration of the Extension Period; provided, further, that the right to terminate this Agreement pursuant to this Section 10.1(e) shall not be available to a Party if such Party’s (or, in the case of Acquiror, Merger Sub’s) breach of this Agreement proximately caused the failure of the Closing to occur on or before the Agreement End Date;

(f) by written notice to the Company from Acquiror if there is any breach of any representation, warranty, covenant or agreement (other than with respect to a breach of Section 8.2(c) or Section 8.6, as to which Section 10.1(g) will apply) on the part of the Company set forth in this Agreement, such that the conditions specified in Section 9.2(a) or Section 9.2(b) would not be satisfied at the Closing (a “Terminating Company Breach”), provided, however, that Acquiror has not waived such Terminating Company Breach and neither Acquiror nor Merger Sub are then in material breach of their representations, warranties, covenants or agreements in this Agreement, except that, if such Terminating Company Breach is curable by the Company through the exercise of its reasonable best efforts, then, for a period of up to thirty (30) days (or any shorter period of the time that remains between the date Acquiror provides written notice of such violation or breach and the Agreement End Date) after receipt by the Company of notice from Acquiror of such breach, but only as long as the Company continues to use its respective reasonable best efforts to cure such Terminating Company Breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period;

(g) by written notice to the Company from Acquiror if (A) an Adverse Recommendation Change shall have occurred, (B) the Company shall, within 10 Business Days of a tender or exchange offer relating to securities of the Company having been commenced, failed to publicly recommend against such tender or exchange offer, (C) the Company shall have failed to publicly reaffirm its recommendation of the Mergers within 10 Business Days after the date any Company Acquisition Proposal shall have been announced, or (D) a willful or material breach by the Company of Section 8.6 shall have occurred;

(h) by written notice to Acquiror from the Company if there is any breach of any representation, warranty, covenant or agreement on the part of Acquiror or Merger Sub set forth in this Agreement, such that the conditions specified in Section 9.3(a) and Section 9.3(b) would not be satisfied at the Closing (a “Terminating Acquiror Breach”), provided, however, that the Company has not waived such Terminating Acquiror Breach and the Company is not then in material breach of its representations, warranties, covenants or agreements in this Agreement, except that, if any such Terminating Acquiror Breach is curable by Acquiror through the exercise of its reasonable best efforts, then, for a period of up to thirty (30) days (or any shorter period of the time that remains between the date the Company provides written notice of such violation or breach and the Agreement End Date) after receipt by Acquiror of notice from the Company of such breach, but only as long as Acquiror continues to exercise such reasonable best efforts to cure such Terminating Acquiror Breach (the “Acquiror Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Acquiror Breach is not cured within the Acquiror Cure Period; or

(i) by written notice to Acquiror from the Company at any time prior to obtaining the Company Shareholder Approval, in order to accept a Superior Proposal in accordance with Section 8.6(c); provided that the Company shall have (A) simultaneously with such termination entered into the associated Alternative Acquisition Agreement, (B) otherwise complied with all provisions of Section 8.6(c), including the notice provisions thereof, and (C) paid any amounts due pursuant to Section 10.3(b).

Section 10.2. Effect of Termination. In the event of the termination of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its respective Affiliates, officers, directors or stockholders, other than liability of the Company, Acquiror or Merger Sub, as the case may be, for any willful and material breach of this Agreement or actual fraud occurring prior to such termination, except that the provisions of this Section 10.2, Section 10.3 and Article XI and the Confidentiality Agreement shall survive any termination of this Agreement.

Section 10.3. Fees and Expenses.

(a) Except as otherwise provided in this Section 10.3, upon the termination of this Agreement pursuant to Section 10.1, all fees and expenses incurred in connection with this Agreement, the Mergers and the other transactions contemplated hereby shall be paid by the party incurring such fees or expenses, except that the expenses incurred in connection with the filing, printing and mailing of the Proxy Statement, and all filing and other fees paid to the SEC or in respect of the HSR Act, in each case in connection with the Merger (other than attorneys’ fees, accountants’ fees and related expenses), shall be shared equally by the Acquiror and the Company. Notwithstanding anything to the contrary in this Section 10.3, nothing herein shall relieve any Party from any liability for any actual fraud or any willful and material breach by such Party of any of its representations, warranties, covenants or agreements set forth in this Agreement.

(b) In the event that:

(i) this Agreement is terminated by the Acquiror pursuant to Section 10.1(g); or

(ii) this Agreement is terminated by the Company pursuant to Section 10.1(i);

then, in any such event, the Company shall pay to the Acquiror a fee of Four Million U.S. dollars ($4,000,000) (the “Breakup Fee”), it being understood that in no event shall the Company be required to pay the Breakup Fee on more than one occasion.

(c) Payment of the Breakup Fee shall be made by wire transfer of same-day funds to the accounts designated by the Acquiror (i) as promptly as reasonably practicable after termination (and, in any event, within two Business Days thereof), in the case of termination by the Acquiror pursuant to Section 10.1(g), or (ii) simultaneously with, and as a condition to the effectiveness of, termination, in the case of a termination by the Company pursuant to Section 10.1(i).

(d) Each of the parties acknowledges that the agreements contained in this Section 10.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other parties would not enter into this Agreement. Accordingly, if any party fails promptly to pay any amounts due pursuant to this Section 10.3, and, in order to obtain such payment, the owed party commences a suit that results in a judgment against the owing party for the amounts set forth in this Section 10.3, the owing party shall pay to the owed party its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts due pursuant to this Section 10.3 from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made.

ARTICLE XI

MISCELLANEOUS

Section 11.1. Trust Account Waiver. The Company acknowledges that Acquiror is a blank check company with the powers and privileges to effect a Business Combination. The Company further acknowledges that, as described in its final prospectus filed with the SEC (File No. 333-255292) (the “Prospectus”), substantially all of Acquiror assets consist of the cash proceeds of Acquiror’s initial public offering and private placements of its securities and substantially all of those proceeds have been deposited in a trust account for the benefit of Acquiror, certain of its public shareholders and the underwriters of Acquiror’s initial public offering (the “Trust Account”). The Company acknowledges that it has been advised by Acquiror that, except with respect to interest earned on the funds held in the Trust Account that may be released to Acquiror to pay its income Tax, the Trust Agreement provides that cash in the Trust Account may be disbursed only (i) if Acquiror completes the transactions which constitute a Business Combination, then to those Persons and in such amounts as described in the Prospectus; (ii) if Acquiror fails to complete a Business Combination within the allotted time period and liquidates, subject to the terms of the Trust Agreement, to Acquiror in limited amounts to permit Acquiror to pay the costs and expenses of its liquidation and dissolution, and then to Acquiror’s public shareholders; and (iii) if Acquiror holds a shareholder vote to amend Acquiror’s amended and restated memorandum and articles of association to modify the substance or timing of the obligation to redeem 100% of the shares of Acquiror Common Stock if Acquiror fails to complete a Business Combination within the allotted time period, then for the redemption of any shares of Acquiror Common Stock properly tendered in connection with such vote. For and in consideration of Acquiror entering into this Agreement, the receipt and sufficiency of which are hereby acknowledged, the Company hereby irrevocably waives any right, title, interest or claim of any kind it has or may have in the future in or to any monies in the Trust Account and agrees not to seek recourse against the Trust Account or any funds distributed therefrom as a result of, or arising out of, this Agreement and any negotiations, Contracts or agreements with Acquiror; provided that (x) nothing herein shall serve to limit or prohibit the Company’s right to pursue a claim against Acquiror for legal relief against monies or other assets held outside the Trust Account, for specific performance or other equitable relief in connection with the consummation of the transactions (including a claim for Acquiror to specifically perform its obligations under this Agreement and cause the disbursement of the balance of the cash remaining in the Trust Account (after giving effect to the Acquiror Share Redemptions) to the Company in accordance with the terms of this Agreement and the Trust Agreement) so long as such claim would not affect Acquiror’s ability to fulfill its obligation to effectuate the Acquiror Share Redemptions and (y) nothing herein shall serve to limit or prohibit any claims that the Company may have in the future against Acquiror’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds).

Section 11.2. Waiver. Any party to this Agreement may, at any time prior to the Closing, by action taken by its board of directors, board of managers, managing member or other officers or Persons thereunto duly authorized, (a) extend the time for the performance of the obligations or acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties (of another party hereto) that are contained in this Agreement or (c) waive compliance by the other parties hereto with any of the agreements or conditions contained in this Agreement, but such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party granting such extension or waiver.

Section 11.3. Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service, or (iv) when delivered by email (in each case in this clause (iv), solely if receipt is confirmed, but excluding any automated reply, such as an out-of-office notification), addressed as follows:

(a) If to an Acquiror Entity, to:

Fifth Wall Acquisition Corp. III

6060 Center Drive, 10th floor

Los Angeles, CA 90045

Attention: Finance Department

Email: finance@fifthwall.com

with copies (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.

Washington, DC 20036

Attention: Evan D’Amico

Email: EDAmico@gibsondunn.com

(b) If to the Mobile Companies prior to the Closing (or to Surviving Pubco, MIC or the Operating Partnership after the Closing), to:

Mobile Infrastructure Corporation

30 West 4th Street

Cincinnati, OH 45202

Attention: Manuel Chavez, Chief Executive Officer

Email: manuel@mobileit.com

with copies (which shall not constitute notice) to:

Venable LLP

750 E. Pratt Street, Suite 900

Baltimore, MD 21202

Attention: Hirsh M. Ament

Email: HMAment@Venable.com

or to such other address or addresses as the parties may from time to time designate in writing. Copies delivered solely to outside counsel shall not constitute notice.

Section 11.4. Assignment. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties and any such transfer without prior written consent shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 11.4 shall be null and void, ab initio.

Section 11.5. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its successors and permitted assigns and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement, except for (a) the provisions of Section 8.8 (which shall be for the benefit of the D&O Persons), (b) the provisions of Section 11.18 (which shall be for the benefit of GDC and Venable), and (c) the provisions of Section 11.16 (which shall be for the benefit of the Persons described therein).

Section 11.6. Expenses. Except as otherwise set forth in this Agreement, each party hereto shall be responsible for and pay its own expenses incurred in connection with this Agreement and the transactions contemplated hereby, including all fees of its legal counsel, financial advisers and accountants; provided that, if the Closing shall occur, Acquiror shall make, or cause to make, such payments contemplated in accordance with Section 7.2.

Section 11.7. Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed and enforced in accordance with, the Laws of the State of Maryland, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

Section 11.8. Headings; Counterparts. The headings in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 11.9. Company and Acquiror Disclosure Letters. The Company Disclosure Letter and the Acquiror Disclosure Letter (including, in each case, any section thereof) referenced herein are a part of this Agreement as if fully set forth herein. All references herein to the Company Disclosure Letter and/or the Acquiror Disclosure Letter (including, in each case, any section thereof) shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a party in the applicable Disclosure Letter, or any section thereof, with reference to any section of this Agreement or section of the applicable Disclosure

Letter shall be deemed to be a disclosure with respect to such other applicable sections of this Agreement or sections of the applicable Disclosure Letter if it is reasonably apparent on the face of such disclosure that such disclosure is responsive to such other section of this Agreement or section of the applicable Disclosure Letter. Certain information set forth in the Disclosure Letters is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.

Section 11.10. Entire Agreement. (a) This Agreement (together with the Company Disclosure Letter and the Acquiror Disclosure Letter), (b) the Mutual Confidential Disclosure Agreement, dated as of August 5, 2022, between Acquiror and the Company (the “Confidentiality Agreement”), (c) the Domesticated Charter, (d) the Domesticated Bylaws, (e) the A&R OP LPA, (f) the Sponsor Support Agreement, (g) the Color Up Support Agreement and the HS3 Support Agreement, (h) the Company Lock-Up Agreements and the Sponsor Lockup Agreements, (i) the Subscription Agreements, (j) the Registration Rights Agreement, (k) the Company Charter Amendment, and (l) the Incentive Plan (clauses (b) through (m), collectively, the “Ancillary Agreements”) constitute the entire agreement among the parties to this Agreement relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated hereby exist between such parties except as expressly set forth in this Agreement and the Ancillary Agreements.

Section 11.11. Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement and which makes reference to this Agreement.

Section 11.12. Publicity.

(a) All press releases or other public communications relating to the transactions contemplated hereby, and the method of the release for publication thereof, shall prior to the Closing be subject to the prior mutual approval of Acquiror and the Company, which approval shall not be unreasonably withheld or delayed by any party; provided that no party shall be required to obtain consent pursuant to this Section 11.12(a) to the extent any proposed release or statement is substantially equivalent to the information that has previously been made public without breach of the obligation under this Section 11.12(a).

(b) The restriction in Section 11.12(a) shall not apply to the extent the public announcement is required by applicable securities Law, any Governmental Authority or stock exchange rule; provided, however, that in such an event, the party making the announcement shall use its commercially reasonable efforts to consult with the other party in advance as to its form, content and timing. Disclosures resulting from the parties’ efforts to obtain approval or early termination under the HSR Act and to make any related filing shall be deemed not to violate this Section 11.12. Nothing contained herein shall prevent Acquiror and the Company and their respective Affiliates (including the Company Shareholders and their respective equityholders) from disclosing customary or any other reasonable information concerning the transactions contemplated hereby to their investors and prospective investors in connection with their and their Affiliates’ fund raising, marketing, informational or reporting activities, so long as such recipients are obligated to keep such information confidential.

Section 11.13. Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

Section 11.14. Jurisdiction; Waiver of Jury Trial.

(a) Each of the Parties hereby (a) expressly and irrevocably submits to the exclusive personal jurisdiction of the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, the U.S. District Court for the District of Maryland, Northern Division, in the event any dispute arises out of this Agreement or the transactions contemplated hereby, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, the U.S. District Court for the District of Maryland, Northern Division, (d) agrees, in the case of any action relating to this Agreement or the transactions contemplated hereby in the Circuit Court for Baltimore City, Maryland, to request and consent to the assignment of such action to the Business and Technology Case Management Program, (e) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement and (f) agrees that each of the other Parties shall have the right to bring any action or proceeding for enforcement of a judgment entered by the state courts of the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, the U.S. District Court for the District of Maryland, Northern Division. Each of the Acquiror, Merger Sub and the Company agrees that a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Notwithstanding the foregoing, the courts of the Cayman Islands shall have jurisdiction over the Domestication to the extent required by the applicable Laws of the Cayman Islands.

(b) Each Party irrevocably consents to the service of process outside the territorial jurisdiction of the courts referred to in Section 11.14(a) in any such action or proceeding by mailing copies thereof by registered or certified U.S. mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Section 11.3. However, the foregoing shall not limit the right of a Party to effect service of process on any other Party by any other legally available method.

(c) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.15. Enforcement. The Parties agree that irreparable damage could occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific enforcement of the terms and provisions of this Agreement, in addition to any other remedy to which any Party is entitled at law or in equity. In the event that any Legal Proceeding shall be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at law, and each party agrees to waive any requirement for the securing or posting of any bond in connection therewith.

Section 11.16. Non-Recourse. Except in the case of claims against a Person in respect of such Person’s actual fraud:

(a) Solely with respect to the Company, Acquiror and its Subsidiaries, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the Company, Acquiror and its Subsidiaries as named parties hereto; and

(b) Except to the extent a party hereto (and then only to the extent of the specific obligations undertaken by such party hereto), (i) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of the Company, Acquiror or their respective Subsidiaries and (ii) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in Contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, Acquiror or its Subsidiaries under this Agreement for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby.

Section 11.17. Non-Survival of Representations, Warranties and Covenants. Except (x) as otherwise contemplated by Section 10.2, or (y) in the case of claims against a Person in respect of such Person’s actual fraud, none of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and shall terminate and expire upon the occurrence of the Closing (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing and (b) this Article XI.

Section 11.18. Conflicts and Privilege.

(a) Acquiror and the Company, on behalf of their respective successors and assigns (including, after the Closing, Acquiror), hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among (x) the Sponsor, the shareholders or holders of other equity interests of Acquiror or the Sponsor and/or any of their respective directors, members, partners, officers, employees or Affiliates (other than Acquiror) (collectively, the “Founder Group”), on the one hand, and (y) Acquiror and/or any member of the Company Group (as defined below), on the other hand, any legal counsel, including Gibson, Dunn & Crutcher LLP (“GDC”), that represented Acquiror and/or the Sponsor prior to the Closing may represent the Sponsor and/or any other member of the Founder Group, in such dispute even though the interests of such Persons may be directly adverse to Acquiror, and even though such counsel may have represented Acquiror in a matter substantially related to such dispute, or may be handling ongoing matters for Acquiror and/or the Sponsor. Acquiror and the Company, on behalf of their respective successors and assigns, further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Legal Proceeding arising out of or relating to, this Agreement, any Ancillary Agreements or the transactions contemplated hereby or thereby) between or among Acquiror, the Sponsor and/or any other member of the Founder Group, on the one hand, and GDC, on the other hand, the attorney/client privilege and the expectation of client confidence shall survive the Mergers and belong to the Founder Group after the Closing, and shall not pass to or be claimed or controlled by Acquiror; provided that if after the Closing a dispute arises between Surviving Pubco or any of its Affiliates, on the one hand, and a third party other than the Sponsor or any of its respective Affiliates, on the other hand, Surviving Pubco may assert the attorney-client privilege to prevent disclosure of such communications to such third party (but, for the avoidance of doubt, neither Surviving Pubco or any of its Affiliates may waive such privilege without the prior written consent of the Sponsor). Notwithstanding the foregoing, any privileged communications or information shared by the Company prior to the Closing with Acquiror or the Sponsor under a common interest agreement shall remain the privileged communications or information of the Company.

(b) Acquiror and the Company, on behalf of their respective successors and assigns (including, after the Closing, Acquiror), hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among (x) the stockholders or holders of other equity interests of the Company and any of their respective directors, members, partners, officers, employees or Affiliates (other than Acquiror) (collectively, the “Company Group”), on the one hand, and (y) Acquiror and/or any member of the Founder Group, on the other hand, any legal counsel, including Venable LLP (“Venable”) that represented the Company prior to the Closing may represent any member of the Company Group in such dispute even though the interests of such Persons may be directly adverse to Acquiror, and even though such counsel may have represented Acquiror and/or the Company in a matter substantially related to such dispute, or may be handling ongoing matters for Acquiror. Acquiror and the Company, on behalf of their respective successors and assigns further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Legal Proceeding arising out of or relating to, this Agreement, any Ancillary Agreements or the transactions contemplated hereby or thereby) between or among the Company and/or any member of the Company Group, on the one hand, and Venable, on the other hand, the attorney/client privilege and the expectation of client confidence shall survive the Mergers and belong to the Company Group after the Closing, and shall not pass to or be claimed or controlled by Acquiror. Notwithstanding the foregoing, any privileged communications or information shared by Acquiror prior to the Closing with the Company under a common interest agreement shall remain the privileged communications or information of Acquiror.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date first above written.

FIFTH WALL ACQUISITION CORP. III

By:	/s/ Andriy Mykhaylovskyy
Name:	Andriy Mykhaylovskyy
Title:	Chief Financial Officer

QUEEN MERGER CORP. I

By:	/s/ Brendan Wallace
Name:	Brendan Wallace
Title:	President

MOBILE INFRASTRUCTURE CORPORATION

By:	/s/ Manuel Chavez III
Name:	Manuel Chavez III
Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit 10.1

Execution Version

LOCK-UP AGREEMENT

THIS LOCK-UP AGREEMENT (this “Agreement”) is made and entered into as of December 13, 2022 by and among (i) Fifth Wall Acquisition Corp. III, a Cayman Islands exempted company (together with its successors, “Parent”), (ii) Mobile Infrastructure Corporation, a Maryland corporation (the “Company”), and (iii) Fifth Wall Acquisition Sponsor III LLC, a Cayman Islands exempted limited company (“Holder”). Any capitalized term used but not defined in this Agreement will have the meaning ascribed to such term in the Merger Agreement (as defined below).

WHEREAS, Parent, Queen Merger Corp. I, a Maryland corporation and a direct wholly-owned subsidiary of Parent (“Merger Sub”), and the Company contemporaneously entered into that certain Merger Agreement, as of the date first set forth above (as amended from time to time in accordance with the terms thereof, the “Merger Agreement”), pursuant to which, among other matters, upon the consummation of the transactions contemplated thereby (the “Closing”), (a) Parent shall convert from a Cayman Islands exempted company to a Maryland corporation (the “Domestication”), (b) following the Domestication, Merger Sub will be merged with and into the Company (the “First Merger”), with the Company surviving the First Merger as a wholly owned subsidiary of Parent (the “First-Step Surviving Company”), and (c) immediately following the First Merger, the First-Step Surviving Company will merge with and into Parent in accordance with the MGCL (the “Second Merger” and, together with the First Merger, the “Mergers”), with Parent continuing as the surviving entity, and as a result of which all of the issued and outstanding Class A ordinary shares, par value $0.0001 per share, of Parent (the “Parent Class A Shares”) will convert automatically, on a one-for-one basis, into Surviving Pubco Shares;

WHEREAS, Holder previously acquired pursuant to a private placement transaction (the “Private Placement”) and, as of the date hereof, Holder is a holder of, 907,000 Parent Class A Shares (the “Private Placement Shares”); and

WHEREAS, pursuant to the Merger Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties desire to enter into this Agreement, pursuant to which the Surviving Pubco Shares into which Holder’s Private Placement Shares will convert in connection with the Mergers (the “Restricted Securities”) shall become subject to limitations on disposition as set forth herein.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and intending to be legally bound hereby, the parties hereby agree as follows:

1. Lock-up Provisions.

(a) Holder hereby agrees not to Transfer any Restricted Securities from and after the Closing and until the earlier of (i) the six (6) month anniversary of the date of the Closing and (ii) the date after the Closing on which Parent completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of Parent’s stockholders having the right to exchange their equity holdings in Parent for cash, securities or other property (clause (ii), a “Liquidity Event”, and such period, the “Lock-up Period”), provided that the foregoing restrictions shall not apply to the Transfer of any or all of the Restricted Securities owned by Holder made in respect of a Permitted Transfer (as defined below); provided, further, that in any of case of a Permitted Transfer, it shall be a condition to such Transfer that the transferee executes and delivers to Parent and the Company an agreement, in substantially the same form of this Agreement, stating that the transferee is receiving and holding the Restricted Securities subject to the provisions of this Agreement applicable to Holder, and there shall be no further Transfer of such Restricted Securities except in accordance with this Agreement. As used herein, “Transfer” shall mean (A)

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the sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, hedge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the SEC promulgated thereunder with respect to, any security, (B) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (C) public announcement of any intention to effect any transaction, including the filing of a registration statement, specified in clause (A) or (B). As used in this Agreement, the term “Permitted Transfer” shall mean a Transfer made: (1) in the case of Holder being an individual, by gift to a member of one of the individual’s immediate family, an estate planning vehicle or to a trust, the beneficiary of which is a member of the individual’s immediate family, an affiliate of such person or to a charitable organization; (2) in the case of Holder being an individual, by virtue of laws of descent and distribution upon death of Holder; (3) in the case of Holder being an individual, pursuant to a qualified domestic relations order; (4) by distributions from Holder to its members, partners, or shareholders; (5) by virtue of applicable law or the Holder’s organizational documents upon liquidation or dissolution of Holder; (6) to any Affiliates of the Holder, (7) to any employees, officers, directors or members of the Holder or any Affiliates of Holder, or (8) in connection with the pledge, hypothecation or other granting of a security interest in the Restricted Securities to one or more lending institutions as collateral or security for any loan, advance or extension of credit, or in connection with any foreclosure or enforcement thereunder.

(b) If any Transfer is made or attempted contrary to the provisions of this Agreement, such purported Transfer shall be null and void ab initio, and Parent shall refuse to recognize any such purported transferee of the Restricted Securities as one of its equity holders for any purpose.

(c) During the Lock-up Period, stop transfer orders shall be placed against the Restricted Securities and each certificate or book entry position statement evidencing any Restricted Securities shall be stamped or otherwise imprinted with a legend in substantially the following form, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A LOCK-UP AGREEMENT, DATED AS OF DECEMBER 13, 2022, BY AND AMONG THE ISSUER OF SUCH SECURITIES (THE “ISSUER”), THE ISSUER’S SECURITY HOLDER NAMED THEREIN AND CERTAIN OTHER PARTIES NAMED THEREIN, AS AMENDED. A COPY OF SUCH LOCK-UP AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

Parent agrees to instruct its transfer agent to remove the above legend upon the expiration of a Lock-up Period. Holder agrees to deliver to Parent and its transfer agent all information and documents reasonably requested by Parent and the transfer agent to effect the legend removal and to permit the transfer of any Restricted Securities following the end of the Lock-up Period, including an opinion of Holder’s counsel if reasonably requested.

(d) For the avoidance of any doubt, (i) Holder shall retain all of its rights as a stockholder of Parent during the Lock-up Period, including the right to vote, and to receive any dividends and distributions in respect of, any Restricted Securities, and (ii) the restrictions contained in Section 1(a) shall not apply to any Surviving Pubco Shares or other securities of Parent acquired by Holder in open market transactions or in any public or private capital raising transactions of Parent (other than the Private Placement), any Surviving Pubco Shares issued upon the exercise or conversion of Surviving Pubco Warrants or otherwise to any Surviving Pubco Shares (or other securities of Parent) other than the Restricted Securities.

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2. Miscellaneous.

(a) Termination of Merger Agreement. Notwithstanding anything to the contrary contained herein, in the event that the Merger Agreement is terminated in accordance with its terms prior to the Closing, this Agreement and all rights and obligations of the parties hereunder shall automatically terminate and be of no further force or effect.

(b) Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. This Agreement and all obligations of Holder are personal to Holder and may not be transferred or delegated by Holder at any time without the prior written consent of Parent and the Company. Each of Parent and the Company may freely assign any or all of its rights under this Agreement, in whole or in part, to any successor entity (whether by merger, consolidation, equity sale, asset sale or otherwise) without obtaining the consent or approval of Holder.

(c) Third Parties. Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any person or entity that is not a party hereto or thereto or a successor or permitted assign of such a party.

(d) Governing Law; Jurisdiction; Waiver of Jury Trial. This Agreement and all related Actions shall be governed by and construed in accordance with the internal Laws of the State of Maryland, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Maryland or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of Maryland. THE PARTIES HERETO EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES HERETO EACH HEREBY AGREE AND CONSENT THAT ANY SUCH CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES HERETO MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. The parties hereto expressly incorporate by reference Section 11.14(a) and Section 11.14(b) (Jurisdiction; Service of Process) of the Merger Agreement to apply to this Agreement mutatis mutandis, with references to the Merger Agreement therein deemed to reference this Agreement and references to the “Parties” thereunder deemed to reference the parties hereto.

(e) Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable Law, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable Law, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

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(f) Construction; Interpretation. The headings set forth in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. No party hereto, nor its respective counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions hereof, and all provisions of this Agreement shall be construed according to their fair meaning and not strictly for or against any such party. Unless otherwise indicated to the contrary herein by the context or use thereof: (i) the words, “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole, and not to any particular section, subsection, paragraph, subparagraph or clause set forth in this Agreement; (ii) masculine gender shall also include the feminine and neutral genders, and vice versa; (iii) words importing the singular shall also include the plural, and vice versa; (iv) the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation”; (v) references to “$” or “dollar” or “US$” shall be references to United States dollars; (vi) the word “or” is disjunctive but not necessarily exclusive; (vii) the words “writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (viii) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; (ix) all references to Articles or Sections are to Articles or Sections of this Agreement; and (x) all references to any Law will be to such Law as amended, supplemented or otherwise modified from time to time. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(g) Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) when delivered in person, when delivered by e-mail (having obtained electronic delivery confirmation thereof), or when sent by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other parties hereto as follows:

If to Parent prior to the Closing, to: Fifth Wall Acquisition Corp. III 6060 Center Drive, 10th Floor Los Angeles, CA 90045 Attn: Finance Department E-mail: finance@fifthwall.com	With a copy (which will not constitute notice) to: Gibson, Dunn & Crutcher LLP 1050 Connecticut Avenue, N.W. Washington, DC 20036 Attn: Evan M. D’Amico Email: edamico@gibsondunn.com

If to the Company prior to the Closing, to: Mobile Infrastructure Corporation 30 West 4th Street Cincinnati, OH 45202 Attn: Manuel Chavez, Chief Executive Officer E-mail: manuel@mobileit.com	With a copy (which shall not constitute notice) to: Venable LLP 750 E. Pratt Street, Suite 900 Baltimore, MD 21202 Attn: Hirsh M. Ament Email: HMAment@Venable.com

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If to Parent or the Company after the Closing, to: Mobile Infrastructure Corporation 30 West 4th Street Cincinnati, OH 45202 Attn: Manuel Chavez, Chief Executive Officer E-mail: manuel@mobileit.com	With a copy (which shall not constitute notice) to: Venable LLP 750 E. Pratt Street, Suite 900 Baltimore, MD 21202 Attn: Hirsh M. Ament Email: HMAment@Venable.com

If to Holder, to: the address set forth below Holder’s name on the signature page to this Agreement.

(h) Amendments and Waivers. This Agreement may be amended or modified only with the written consent of Parent, the Company and Holder. The observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the party against whom enforcement of such waiver is sought. No failure or delay by a party in exercising any right hereunder shall operate as a waiver thereof. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision. Parent and the Company hereby represent, warrant, covenant and agree that (i) if any Lock-Up Agreement signed by a stockholder of the Company in connection with the transactions contemplated hereby is amended, modified or waived in a manner favorable to such stockholder and that would be favorable to Holder, this Agreement shall be contemporaneously amended in the same manner and Parent shall provide prompt notice thereof to Holder, and (ii) if any such stockholder is released from any or all of the lock-up restrictions under its Lock-Up Agreement, Holder will be similarly and contemporaneously released from the lock-up restrictions hereunder (which, for the avoidance, of doubt will include a release of the same percentage of Holder’s Restricted Securities) and Parent shall provide prompt notice thereof to Holder.

(i) Authorization on Behalf of Parent. In the event that Holder or Holder’s Affiliate serves as a director, officer, employee or other authorized agent of Parent or any of its current or future Affiliates, Holder and/or Holder’s Affiliate shall have no authority, express or implied, to act or make any determination on behalf of Parent or any of its current or future Affiliates in connection with this Agreement or any dispute or Action with respect hereto.

(j) Specific Performance. Holder acknowledges that its obligations under this Agreement are unique, recognizes and affirms that in the event of a breach of this Agreement by Holder, money damages will be inadequate and Parent and the Company will have no adequate remedy at law, and agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by Holder in accordance with their specific terms or were otherwise breached. Accordingly, each of Parent and the Company shall be entitled to an injunction or restraining order to prevent breaches of this Agreement by Holder and to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such party may be entitled under this Agreement, at law or in equity.

(k) Entire Agreement. This Agreement constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled; provided that, for the avoidance of doubt, the foregoing shall not affect the rights and obligations of the parties under the Merger Agreement or any Ancillary Agreements. Notwithstanding the foregoing, nothing in this Agreement shall limit any of the rights or remedies of Parent and the Company or any of the obligations of

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Holder under any other agreement between Holder and Parent or the Company or any certificate or instrument executed by Holder in favor of Parent or the Company, and nothing in any other agreement, certificate or instrument shall limit any of the rights or remedies of Parent or the Company or any of the obligations of Holder under this Agreement.

(l) Further Assurances. From time to time, at another party’s written request and without further consideration (but at the requesting party’s reasonable cost and expense), each party shall execute and deliver such additional documents and take all such further action as may be reasonably necessary to consummate the transactions contemplated by this Agreement.

(m) Counterparts; Electronic Signatures. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. The words “execution,” “signed,” “signature,” and words of like import in this Agreement or in any other certificate, agreement or document related to this Agreement shall include images of manually executed signatures transmitted by facsimile or other electronic format (including, “pdf”, “tif” or “jpg”) and other electronic signatures (including, DocuSign and AdobeSign). The use of electronic signatures and electronic records (including, any contract or other record created, generated, sent, communicated, received, or stored by electronic means) shall be of the same legal effect, validity and enforceability as a manually executed signature or use of a paper-based record-keeping system to the fullest extent permitted by applicable law, including the Federal Electronic Signatures in Global and National Commerce Act and any other applicable law. Minor variations in the form of the signature page, including footers from earlier versions of this Agreement or any such other document, shall be disregarded in determining the party’s intent or the effectiveness of such signature.

*     *     *     *     *

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IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

Fifth Wall Acquisition Corp. III

By:	/s/ Andriy Mykhaylovskyy
Name:	Andriy Mykhaylovskyy
Title:	Chief Financial Officer

Mobile Infrastructure Corporation

By:	/s/ Manuel Chavez III
Name:	Manuel Chavez III
Title:	Chief Executive Officer

Signature page to Lock-up Agreement

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

Holder:

Name of Holder: Fifth Wall Acquisition Sponsor III LLC

By:	/s/ Andriy Mykhaylovskyy
Name:	Andriy Mykhaylovskyy
Title:	Manager

Address for Notice:

Address:

Facsimile No.:
Telephone No.:
Email:

Signature Page to Lock-Up Agreement

Exhibit 10.2

LOCK-UP AGREEMENT

THIS LOCK-UP AGREEMENT (this “Agreement”) is made and entered into as of December 13, 2022 by and among (i) Fifth Wall Acquisition Corp. III, a Cayman Islands exempted company (together with its successors, “Parent”), (ii) Mobile Infrastructure Corporation, a Maryland corporation (the “Company”), and (iii) the undersigned (“Holder”). Any capitalized term used but not defined in this Agreement will have the meaning ascribed to such term in the Merger Agreement (as defined below).

WHEREAS, Parent, Queen Merger Corp. I, a Maryland corporation and a direct wholly-owned subsidiary of Parent (“Merger Sub”), and the Company contemporaneously entered into that certain Merger Agreement, as of the date first set forth above (as amended from time to time in accordance with the terms thereof, the “Merger Agreement”), pursuant to which, among other matters, upon the consummation of the transactions contemplated thereby (the “Closing”), (a) Parent shall convert from a Cayman Islands exempted company to a Maryland corporation (the “Domestication”), (b) following the Domestication, Merger Sub will be merged with and into the Company (the “First Merger”), with the Company surviving the First Merger as a wholly owned subsidiary of Parent (the “First-Step Surviving Company”), and (c) immediately following the First Merger, the First-Step Surviving Company will merge with and into Parent in accordance with the MGCL (the “Second Merger” and, together with the First Merger, the “Mergers”), with Parent continuing as the surviving entity, and as a result of which all of the issued and outstanding common stock of the Company, par value $0.0001 per share (“Company Common Stock”), immediately prior to the First Merger Effective Time shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, in exchange for the right to receive newly issued Surviving Pubco Shares, all upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the applicable provisions of the MGCL;

WHEREAS, as of the date hereof, Holder is a holder of equity securities of the Company in such amounts and classes or series as set forth underneath Holder’s name on the signature page hereto; and

WHEREAS, pursuant to the Merger Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties desire to enter into this Agreement, pursuant to which the Surviving Pubco Shares to be received by Holder as MIC Common Stock Merger Consideration (all such MIC Common Stock Merger Consideration, together with any securities paid as dividends or distributions with respect to such securities or into which such securities are exchanged or converted, the “Restricted Securities”) shall become subject to limitations on disposition as set forth herein.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and intending to be legally bound hereby, the parties hereby agree as follows:

1. Lock-up Provisions.

(a) Holder hereby agrees not to Transfer any Restricted Securities from and after the Closing and until the earlier of (i) the six (6) month anniversary of the date of the Closing and (ii) the date after the Closing on which Parent completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of Parent’s stockholders having the right to exchange their equity holdings in Parent for cash, securities or other property (clause (ii), a “Liquidity Event”, and such period, the “Lock-up Period”), provided that the foregoing restrictions shall not apply to the Transfer of any or all of the Restricted Securities owned by Holder made in respect of a Permitted Transfer (as defined below); provided, further, that in any of case of a Permitted Transfer, it shall be a condition to such Transfer that the transferee executes and delivers to Parent and the Company an agreement, in substantially the same form of this Agreement, stating that the transferee is receiving and holding the Restricted Securities subject

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to the provisions of this Agreement applicable to Holder, and there shall be no further Transfer of such Restricted Securities except in accordance with this Agreement. As used herein, “Transfer” shall mean (A) the sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, hedge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the SEC promulgated thereunder with respect to, any security, (B) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (C) public announcement of any intention to effect any transaction, including the filing of a registration statement, specified in clause (A) or (B). As used in this Agreement, the term “Permitted Transfer” shall mean a Transfer made: (1) in the case of Holder being an individual, by gift to a member of one of the individual’s immediate family, an estate planning vehicle or to a trust, the beneficiary of which is a member of the individual’s immediate family, an affiliate of such person or to a charitable organization; (2) in the case of Holder being an individual, by virtue of laws of descent and distribution upon death of Holder; (3) in the case of Holder being an individual, pursuant to a qualified domestic relations order; (4) by distributions from Holder to its members, partners, or shareholders; (5) by virtue of applicable law or the Holder’s organizational documents upon liquidation or dissolution of Holder; (6) to any Affiliates of the Holder, (7) to any employees, officers, directors or members of the Holder or any Affiliates of Holder, or (8) in connection with the pledge, hypothecation or other granting of a security interest in the Restricted Securities to one or more lending institutions as collateral or security for any loan, advance or extension of credit, or in connection with any foreclosure or enforcement thereunder.

(b) If any Transfer is made or attempted contrary to the provisions of this Agreement, such purported Transfer shall be null and void ab initio, and Parent shall refuse to recognize any such purported transferee of the Restricted Securities as one of its equity holders for any purpose.

(c) During the Lock-up Period, stop transfer orders shall be placed against the Restricted Securities and each certificate or book entry position statement evidencing any Restricted Securities shall be stamped or otherwise imprinted with a legend in substantially the following form, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A LOCK-UP AGREEMENT, DATED AS OF DECEMBER 13, 2022, BY AND AMONG THE ISSUER OF SUCH SECURITIES (THE “ISSUER”), THE ISSUER’S SECURITY HOLDER NAMED THEREIN AND CERTAIN OTHER PARTIES NAMED THEREIN, AS AMENDED. A COPY OF SUCH LOCK-UP AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

Parent agrees to instruct its transfer agent to remove the above legend upon the expiration of a Lock-up Period. Holder agrees to deliver to Parent and its transfer agent all information and documents reasonably requested by Parent and the transfer agent to effect the legend removal and to permit the transfer of any Restricted Securities following the end of the Lock-up Period, including an opinion of Holder’s counsel if reasonably requested.

(d) For the avoidance of any doubt, (i) Holder shall retain all of its rights as a stockholder of Parent during the Lock-up Period, including the right to vote, and to receive any dividends and distributions in respect of, any Restricted Securities, and (ii) the restrictions contained in Section 1(a) shall not apply to any Surviving Pubco Shares or other securities of Parent acquired by Holder in open market transactions or in any public or private capital raising transactions of Parent, any Surviving Pubco Shares issued upon the exercise or conversion of Surviving Pubco Warrants or otherwise to any Surviving Pubco Shares (or other securities of Parent) other than the Restricted Securities.

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2. Miscellaneous.

(a) Termination of Merger Agreement. Notwithstanding anything to the contrary contained herein, in the event that the Merger Agreement is terminated in accordance with its terms prior to the Closing, this Agreement and all rights and obligations of the parties hereunder shall automatically terminate and be of no further force or effect.

(b) Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. This Agreement and all obligations of Holder are personal to Holder and may not be transferred or delegated by Holder at any time without the prior written consent of Parent and the Company. Each of Parent and the Company may freely assign any or all of its rights under this Agreement, in whole or in part, to any successor entity (whether by merger, consolidation, equity sale, asset sale or otherwise) without obtaining the consent or approval of Holder.

(c) Third Parties. Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any person or entity that is not a party hereto or thereto or a successor or permitted assign of such a party.

(d) Governing Law; Jurisdiction; Waiver of Jury Trial. This Agreement and all related Actions shall be governed by and construed in accordance with the internal Laws of the State of Maryland, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Maryland or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of Maryland. THE PARTIES HERETO EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES HERETO EACH HEREBY AGREE AND CONSENT THAT ANY SUCH CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES HERETO MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. The parties hereto expressly incorporate by reference Section 11.14(a) and Section 11.14(b) (Jurisdiction; Service of Process) of the Merger Agreement to apply to this Agreement mutatis mutandis, with references to the Merger Agreement therein deemed to reference this Agreement and references to the “Parties” thereunder deemed to reference the parties hereto.

(e) Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable Law, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable Law, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

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(f) Construction; Interpretation. The headings set forth in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. No party hereto, nor its respective counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions hereof, and all provisions of this Agreement shall be construed according to their fair meaning and not strictly for or against any such party. Unless otherwise indicated to the contrary herein by the context or use thereof: (i) the words, “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole, and not to any particular section, subsection, paragraph, subparagraph or clause set forth in this Agreement; (ii) masculine gender shall also include the feminine and neutral genders, and vice versa; (iii) words importing the singular shall also include the plural, and vice versa; (iv) the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation”; (v) references to “$” or “dollar” or “US$” shall be references to United States dollars; (vi) the word “or” is disjunctive but not necessarily exclusive; (vii) the words “writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (viii) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; (ix) all references to Articles or Sections are to Articles or Sections of this Agreement; and (x) all references to any Law will be to such Law as amended, supplemented or otherwise modified from time to time. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(g) Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) when delivered in person, when delivered by e-mail (having obtained electronic delivery confirmation thereof), or when sent by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other parties hereto as follows:

If to Parent prior to the Closing, to: Fifth Wall Acquisition Corp. III 6060 Center Drive, 10th Floor Los Angeles, CA 90045 Attn: Finance Department E-mail: finance@fifthwall.com	With a copy (which will not constitute notice) to: Gibson, Dunn & Crutcher LLP 1050 Connecticut Avenue, N.W. Washington, DC 20036 Attn: Evan M. D’Amico Email: edamico@gibsondunn.com

If to the Company prior to the Closing, to: Mobile Infrastructure Corporation 30 West 4th Street Cincinnati, OH 45202 Attn: Manuel Chavez, Chief Executive Officer E-mail: manuel@mobileit.com	With a copy (which shall not constitute notice) to: Venable LLP 750 E. Pratt Street, Suite 900 Baltimore, MD 21202 Attn: Hirsh M. Ament Email: HMAment@Venable.com

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If to Parent or the Company after the Closing, to: Mobile Infrastructure Corporation 30 West 4th Street Cincinnati, OH 45202 Attn: Manuel Chavez, Chief Executive Officer E-mail: manuel@mobileit.com	With a copy (which shall not constitute notice) to: Venable LLP 750 E. Pratt Street, Suite 900 Baltimore, MD 21202 Attn: Hirsh M. Ament Email: HMAment@Venable.com

If to Holder, to: the address set forth below Holder’s name on the signature page to this Agreement.

(h) Amendments and Waivers. This Agreement may be amended or modified only with the written consent of Parent, the Company and Holder. The observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the party against whom enforcement of such waiver is sought. No failure or delay by a party in exercising any right hereunder shall operate as a waiver thereof. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision. Parent and the Company hereby represent, warrant, covenant and agree that (i) if any Lock-Up Agreement signed by a stockholder of the Company in connection with the transactions contemplated hereby is amended, modified or waived in a manner favorable to such stockholder and that would be favorable to Holder, this Agreement shall be contemporaneously amended in the same manner and Parent shall provide prompt notice thereof to Holder, and (ii) if any such stockholder is released from any or all of the lock-up restrictions under its Lock-Up Agreement, Holder will be similarly and contemporaneously released from the lock-up restrictions hereunder (which, for the avoidance, of doubt will include a release of the same percentage of Holder’s Restricted Securities) and Parent shall provide prompt notice thereof to Holder.

(i) Authorization on Behalf of Parent. In the event that Holder or Holder’s Affiliate serves as a director, officer, employee or other authorized agent of Parent or any of its current or future Affiliates, Holder and/or Holder’s Affiliate shall have no authority, express or implied, to act or make any determination on behalf of Parent or any of its current or future Affiliates in connection with this Agreement or any dispute or Action with respect hereto.

(j) Specific Performance. Holder acknowledges that its obligations under this Agreement are unique, recognizes and affirms that in the event of a breach of this Agreement by Holder, money damages will be inadequate and Parent and the Company will have no adequate remedy at law, and agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by Holder in accordance with their specific terms or were otherwise breached. Accordingly, each of Parent and the Company shall be entitled to an injunction or restraining order to prevent breaches of this Agreement by Holder and to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such party may be entitled under this Agreement, at law or in equity.

(k) Entire Agreement. This Agreement constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled; provided that, for the avoidance of doubt, the foregoing shall not affect the rights and obligations of the parties under the Merger Agreement or any Ancillary Agreements. Notwithstanding the foregoing, nothing in this Agreement shall limit any of the rights or remedies of Parent and the Company or any of the obligations of

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Holder under any other agreement between Holder and Parent or the Company or any certificate or instrument executed by Holder in favor of Parent or the Company, and nothing in any other agreement, certificate or instrument shall limit any of the rights or remedies of Parent or the Company or any of the obligations of Holder under this Agreement.

(l) Further Assurances. From time to time, at another party’s written request and without further consideration (but at the requesting party’s reasonable cost and expense), each party shall execute and deliver such additional documents and take all such further action as may be reasonably necessary to consummate the transactions contemplated by this Agreement.

(m) Counterparts; Electronic Signatures. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. The words “execution,” “signed,” “signature,” and words of like import in this Agreement or in any other certificate, agreement or document related to this Agreement shall include images of manually executed signatures transmitted by facsimile or other electronic format (including, “pdf”, “tif” or “jpg”) and other electronic signatures (including, DocuSign and AdobeSign). The use of electronic signatures and electronic records (including, any contract or other record created, generated, sent, communicated, received, or stored by electronic means) shall be of the same legal effect, validity and enforceability as a manually executed signature or use of a paper-based record-keeping system to the fullest extent permitted by applicable law, including the Federal Electronic Signatures in Global and National Commerce Act and any other applicable law. Minor variations in the form of the signature page, including footers from earlier versions of this Agreement or any such other document, shall be disregarded in determining the party’s intent or the effectiveness of such signature.

* * * * *

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IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

Fifth Wall Acquisition Corp. III

By:	/s/ Andriy Mykhaylovskyy
Name:	Andriy Mykhaylovskyy
Title:	Chief Financial Officer

Mobile Infrastructure Corporation

By:	/s/ Stephanie Hogue
Name:	Stephanie Hogue
Title:	President & Chief Financial Officer

Signature page to Lock-up Agreement

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

Holder:

Name of Holder: Color Up, LLC

By:	/s/ Manuel Chavez III
Name:	Manuel Chavez III
Title:	Chief Executive Officer

Number and Type of the Company Securities:

Company Common Stock: 2,624,831.353

Company Warrants: 1,702,128

Address for Notice:

Address: 30 W 5TH STREET

CINCINNATI, OH 45202

Facsimile No.:

Telephone No.:

Email: manuel@mobileit.com

Signature Page to Lock-Up Agreement

Exhibit 10.3

SPONSOR AGREEMENT

This SPONSOR AGREEMENT (this “Agreement” or the “Sponsor Agreement”), dated as of December 13, 2022, is entered into by and between Fifth Wall Acquisition Sponsor III LLC, a Cayman Islands exempted limited company (“Sponsor”), Fifth Wall Acquisition Corp. III, a Cayman Islands exempted company (“Acquiror”), each of the undersigned individuals, each of whom is a member of Acquiror’s board of directors and/or management team (each, a “Holder”), and Mobile Infrastructure Corporation, a Maryland corporation (the “Company”). Sponsor, Acquiror, each Holder and the Company shall be referred to herein from time to time as the “Parties”.

W I T N E S S E T H:

WHEREAS, concurrently with the execution of this Sponsor Agreement, Acquiror, the Company, and Queen Merger Corp. I, a Maryland corporation and a wholly owned subsidiary of Acquiror, will enter into that certain Merger Agreement, dated as of the date hereof (the “Merger Agreement”);

WHEREAS, Sponsor and each Holder have agreed to waive certain of their anti-dilution and conversion rights; and

WHEREAS, Sponsor has agreed to certain restrictions with respect to the Acquiror Equity Securities, subject to the terms and conditions specified herein;

NOW, THEREFORE, in consideration of the premises and the mutual agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.	Definitions.

(a)

“First Earnout Shares” means 1,658,750 Founder Shares held by Sponsor as of the date first set forth above, and following the consummation of the transactions contemplated by the Merger Agreement shall mean the equivalent number of Surviving Pubco Shares, as converted and exchanged pursuant to the Merger Agreement and the terms set forth herein.

(b)

“Founder Shares” means the 6,755,000 shares of Acquiror Class B Common Stock owned beneficially and of record by Sponsor as of the date hereof (and any shares of Acquiror Class A Common Stock or Surviving Pubco Shares issuable upon conversion thereof).

(c)	“Letter Agreement” means that certain Letter Agreement, dated May 24, 2021, between Sponsor, the Holders and Acquiror.

(d)

“Second Earnout Shares” means 1,658,750 Founder Shares held by Sponsor as of the date first set forth above, and following the consummation of the transactions contemplated by the Merger Agreement shall mean the equivalent number of Surviving Pubco Shares, as converted and exchanged pursuant to the Merger Agreement and the terms set forth herein.

(e)	“Sponsor Incentive Shares” means 2,062,500 Founder Shares held by the Sponsor.

(f)

“Transfer” means the (i) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the SEC promulgated thereunder with respect to, any security, (ii) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) public announcement of any intention to effect any transaction specified in clause (i) or (ii).

(g)	Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

2.

Waiver. Immediately prior to, and conditioned upon, the Domestication, each of Sponsor and the Holders hereby, automatically and without any further action by Sponsor, any Holder or Acquiror, irrevocably waives its respective rights under the anti-dilution and conversion provisions of Article 17 of the Amended and Restated Memorandum and Articles of Association of Acquiror, effective as of May 24, 2021 (the “Acquiror Articles”), with respect to each share of Acquiror Class B Common Stock held by Sponsor or such Holder as of the date hereof, and such share shall, automatically and without any further action by Sponsor or any Holder, be converted to and exchanged for Acquiror Class A Common Stock on a one-for-one basis as provided in Section 17.2 of the Acquiror Articles at the effective time of the Domestication.

3.	Founder Shares. Sponsor hereby agrees that, notwithstanding anything to the contrary in the Letter Agreement or otherwise:

(a)

following the Second Effective Time, the First Earnout Shares shall vest at such time as (x) the aggregate volume-weighted average price per Surviving Pubco Share for any five consecutive trading day period after the Closing Date equals or exceeds $16.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) (provided that if such date is prior to the first anniversary of the Closing Date, the Transfer of the First Earnout Shares shall not be permitted until the first anniversary of the Closing Date) or (y) the Surviving Pubco (or its successor) completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Surviving Pubco’s (or its successor’s) stockholders having the right to exchange their Surviving Pubco Shares for cash, securities or other property; provided that in the event that the First Earnout Shares have not vested prior to December 31, 2026, then the First Earnout Shares shall immediately be delivered to Surviving Pubco for cancellation and for no consideration;

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(b)

following the Second Effective Time, the Second Earnout Shares shall vest at such time as (x) the aggregate volume-weighted average price per Surviving Pubco Share for any five consecutive trading day period after the Closing Date equals or exceeds $20.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) (provided that if such date is prior to the first anniversary of the Closing Date, the Transfer of the Second Earnout Shares shall not be permitted until the first anniversary of the Closing Date) or (y) the Surviving Pubco (or its successor) completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Surviving Pubco’s (or its successor’s) stockholders having the right to exchange their Surviving Pubco Shares for cash, securities or other property; provided that in the event that the Second Earnout Shares have not vested prior to December 31, 2028, then the Second Earnout Shares shall be delivered to Surviving Pubco immediately for cancellation and for no consideration;

(c)

immediately prior to Closing on the Closing Date, the Sponsor shall deliver to Acquiror for cancellation and for no consideration (x) 1,375,000 Founder Shares and (y) any Sponsor Incentive Shares that have not been transferred at or prior to the Closing or committed to be transferred to third-party investors in connection with the Closing; and

(d)

(i) if the aggregate cash proceeds from Acquiror’s Trust Account (net of the Acquiror Share Redemption Amount), the PIPE Investment Amount (excluding the Initial PIPE Investment and any PIPE Investments by officers, directors or affiliates of the Company) and any other third-party financing (other than debt financing) to be funded at the Closing (such proceeds, the “Closing Cash Proceeds”) are less than $40,000,000 at the Closing, then the Sponsor shall immediately prior to Closing deliver to Acquiror for cancellation and for no consideration 1,317,500 Founder Shares (with such Founder Shares reducing the First Earnout Shares and the Second Earnout Shares on an equal basis), and (ii) if the Closing Cash Proceeds equal or exceed $40,000,000 but are less than $50,000,000 at the Closing, then the Sponsor shall immediately prior to Closing deliver to Acquiror for cancellation and for no consideration 1,000,000 Founder Shares (with such Founder Shares reducing the First Earnout Shares and the Second Earnout Shares on an equal basis). For the avoidance of doubt, if the Closing Cash Proceeds equal or exceed $50,000,000, then no Founder Shares shall be delivered to Acquiror for cancellation pursuant to this Section 3(d).

4.

Sponsor Agreements. Each of the Sponsor and each Holder hereby agrees, that during the period commencing on the date hereof and ending on the earlier to occur of (i) the Closing and (ii) such date and time as the Merger Agreement shall be terminated in accordance with its terms (the earlier of (i) and (ii), the “Expiration Time”):

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(a)

at any meeting of the shareholders of Acquiror, however called, or at any adjournment or postponement thereof, or in any other circumstance in which the vote, consent or other approval of the shareholders of the Acquiror is sought, (i) to appear at each such meeting or otherwise cause all of its shares of Acquiror Equity Securities to be counted as present thereat for purposes of calculating a quorum and (ii) to vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of its Acquiror Common Stock and any other equity securities of Acquiror that Sponsor or each Holder holds of record or beneficially as of the date of this Agreement or acquires record or beneficial ownership of after the date hereof (collectively, the “Acquiror Equity Securities”):

(i)	In favor of each Acquiror Transaction Proposal and any Extension Proposal;

(ii)	Against any Acquiror Acquisition Proposal or any proposal relating to an Acquiror Acquisition Proposal (in each case, other than the Acquiror Transaction Proposals);

(iii)	Against any change in the business of Acquiror or the board of directors of Acquiror (other than in connection with the Acquiror Transaction Proposal and any Extension Proposal);

(iv)

Against any merger agreement or merger (other than the Merger Agreement and the Mergers), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Acquiror; and

(v)

Against any proposal, action or agreement that would (1) impede, frustrate, prevent or nullify any provision of this Agreement, the Merger Agreement or the Mergers, (2) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of the Acquiror under the Merger Agreement, (3) result in any of the conditions set forth in Article 9 of the Merger Agreement not being fulfilled or (4) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, Acquiror;

(b)

to not redeem, elect to redeem or tender or submit any of its Acquiror Equity Securities for redemption in connection with the Merger Agreement or the transactions contemplated thereby, including, without limitation, in connection with any Extension Proposal;

(c)

to comply with, and fully perform all of its obligations, covenants and agreements set forth in the Letter Agreement, including its obligations not to redeem any shares of Acquiror Equity Securities owned by it in connection with the transactions contemplated by the Merger Agreement;

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(d)	not to modify, amend or waive any of the obligations of a Holder pursuant to Section 7 of the Letter Agreement without the prior written consent of the Company; and

(e)	to comply with the transfer restrictions set forth in the Letter Agreement irrespective of any amendment, release or waiver thereof.

5.	Additional Covenants of Sponsor and Holders.

(a)

Notwithstanding the foregoing, Transfers of the Acquiror Equity Securities that are held by the Sponsor or a Holder or any of its permitted transferees (that have complied with this Section 5(a) are permitted (A) to any employees, officers, directors, or members of the Sponsor, Acquiror or their respective Affiliates; (B) in the case of an individual, by gift to a member of such individual’s immediate family or to a trust, the beneficiary of which is a member of such individual’s immediate family, an Affiliate of such individual or to a charitable organization; (C) in the case of an individual, by virtue of laws of descent and distribution upon death of such individual; (D) in the case of an individual, pursuant to a qualified domestic relations order, (E) by virtue of the laws of the Cayman Islands or Sponsor’s exempted limited company agreement upon dissolution of Sponsor, or (F) to PIPE Investors in accordance with Section 3(c); provided, however, that in the case of clauses (A) through (E), these permitted transferees must, as a condition precedent to such transfer, execute a joinder to this Agreement (in a form reasonably acceptable to Acquiror and, if prior to the Second Effective Time, the Company) agreeing to be bound by the terms of this Agreement.

(b)

Without limiting any other Transfer restrictions that may apply hereunder or under the Letter Agreement, following the Closing, Sponsor agrees that it shall not, directly or indirectly, Transfer any First Earnout Shares or Second Earnout Shares unless and until such shares have vested in accordance with Section 3(a) or Section 3(b), as applicable.

(c)

Following the Closing, stop transfer orders shall be placed against the Founder Shares, and each certificate or book entry position statement evidencing any Founder Shares shall be stamped or otherwise imprinted with a legend, in each case appropriately reflecting the terms of Section 3 and this Section 5.

(d)

At the Closing, each of the Sponsor and the Holders shall deliver to the Company a duly executed copy of that certain Amended and Restated Registration Rights Agreement, by and among the Surviving Pubco, Sponsor and certain of the MIC Shareholders, in a form to be mutually agreed by Acquiror and the Company with substantially the same rights as set forth in the Acquiror’s and the Company’s registration rights agreements in effect as of the date hereof.

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(e)

Each of Sponsor and each Holder acknowledge that its obligations set forth in Section 4(a) shall apply whether or not the Mergers or any of the other transactions contemplated by the Merger Agreement is recommended by the board of directors of Acquiror.

(f)	Each of Sponsor and each Holder shall promptly notify the Company of the number of any new equity securities of Acquiror acquired by it after the date hereof.

(g)

For the avoidance of doubt, if, after the date of this Agreement, the Sponsor or a Holder purchases or otherwise acquires beneficial ownership of any shares of Acquiror Common Stock or other equity securities of Acquiror or acquires the right to vote or share in the voting of any shares of Acquiror Common Stock or other equity securities of Acquiror (such shares of Acquiror Common Stock and other equity securities of Acquiror, collectively the “New Securities”), then such New Securities acquired or purchased by Sponsor, or the voting rights applicable thereto, as applicable, shall be subject to the terms of this Agreement to the same extent as if they constituted “Acquiror Equity Securities” owned by the Sponsor or a Holder as of the date hereof.

6.	Sponsor Representations and Warranties. Sponsor hereby represents and warrants as of the date hereof to the Acquiror and the Company as follows:

(a)

Sponsor (i) is duly organized, validly existing and in good standing under the laws of the Cayman Islands, (ii) has all requisite power and authority to execute and deliver this Sponsor Agreement and to consummate the transactions contemplated hereby and to perform all of its obligations hereunder, (iii) the execution and delivery of this Sponsor Agreement has been, and the consummation of the transactions contemplated hereby have been, duly authorized by all requisite action by Sponsor, and (iv) this Sponsor Agreement has been duly and validly executed and delivered by Sponsor and, assuming this Sponsor Agreement has been duly authorized, executed and delivered by the other parties hereto, this Sponsor Agreement constitutes, and upon its execution will constitute, a legal, valid and binding obligation of Sponsor enforceable against it in accordance with its terms.

(b)

As of the date hereof, Sponsor is the beneficial owner (as such term is defined in Rule 13d-3 under the Exchange Act, which meaning shall apply for all purposes of this Agreement whenever the term “beneficial” or “beneficially” is used) and record owner of the Acquiror Common Stock set forth opposite its name on Exhibit A hereto, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such shares of Acquiror Common Stock) affecting any such shares of Acquiror Common Stock, other than Liens pursuant to (i) this Agreement, (ii) the Letter Agreement, (iii) the Acquiror’s Governing Documents, (iv) the Merger Agreement, or (v) any applicable securities Laws. Sponsor’s shares of Acquiror Common Stock are the only equity securities in Acquiror owned of record or beneficially by Sponsor on the date of this Agreement, and none of the Sponsor’s shares of Acquiror Common Stock are subject to any proxy, power of attorney, voting trust or other agreement or arrangement with respect to the voting of such shares of Acquiror Common Stock, except as provided hereunder, under the Letter Agreement or under the Acquiror’s Governing Documents. Sponsor does not hold or own any rights to acquire (directly or indirectly) any equity securities of Acquiror or any equity securities convertible into, or which can be exchanged for, equity securities of Acquiror.

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(c)

The execution and delivery of this Agreement by the Sponsor does not, and the performance by Sponsor of its obligations hereunder will not, (i) conflict with or result in a violation of the organizational documents of Sponsor, or (ii) require any consent or approval that has not been given or other action that has not been taken by any third party (including under any Contract binding upon Sponsor or Sponsor’s Acquiror Equity Securities), in each case to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by Sponsor of its obligations under this Agreement.

(d)

There are no lawsuits, actions, suits, judgments, claims, arbitration or any other proceedings pending against Sponsor or, to Sponsor’s knowledge, threatened against Sponsor, before (or, in the case of threatened lawsuits, actions, suits, judgments, claims, arbitration or any other proceedings, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by Sponsor of its obligations under this Agreement.

(e)	Sponsor understands and acknowledges that each of Acquiror and Company is entering into the Merger Agreement in reliance upon Sponsor’s execution and delivery of this Agreement.

7.	Holder Representations and Warranties. Each Holder, severally and not jointly, hereby represents and warrants as of the date hereof as follows:

(a)

(i) such Holder has full legal right and capacity to execute and deliver this Sponsor Agreement and to consummate the transactions contemplated hereby and to perform all of such Holder’s obligations hereunder, and (ii) this Sponsor Agreement has been duly and validly executed and delivered by such Holder and, assuming this Sponsor Agreement has been duly authorized, executed and delivered by the other parties hereto, this Sponsor Agreement constitutes, and upon its execution will constitute, a legal, valid and binding obligation of such Holder enforceable against it in accordance with its terms.

(b)

As of the date hereof, such Holder is the beneficial owner and record owner of the Acquiror Common Stock set forth opposite its name on Exhibit A hereto, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such shares of Acquiror Common Stock) affecting any such shares of Acquiror Common Stock, other than Liens pursuant to (i) this Agreement, (ii) the Acquiror’s Governing Documents, (iii) the Letter Agreement, (iv) the Merger Agreement, or (v) any applicable securities Laws. Such Holder’s shares of Acquiror Common Stock are the only equity securities in Acquiror owned of record or beneficially by such Holder on the date of this Agreement, and none of such Holder’s shares of Acquiror Common Stock are

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subject to any proxy, power of attorney, voting trust or other agreement or arrangement with respect to the voting of such shares of Acquiror Common Stock, except as provided hereunder, under the Letter Agreement or under the Acquiror’s Governing Documents. Such Holder does not hold or own any rights to acquire (directly or indirectly) any equity securities of Acquiror or any equity securities convertible into, or which can be exchanged for, equity securities of Acquiror.

(c)

The execution and delivery of this Agreement by such Holder does not, and the performance by such Holder of its obligations hereunder will not, require any consent or approval that has not been given or other action that has not been taken by any third party (including under any Contract binding upon such Holder or such Holder’s Acquiror Equity Securities), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Holder of its obligations under this Agreement.

(d)

There are no lawsuits, actions, suits, judgments, claims, arbitration or any other proceedings pending against such Holder or, to such Holder’s knowledge, threatened against such Holder, before (or, in the case of threatened lawsuits, actions, suits, judgments, claims, arbitration or any other proceedings, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Holder of its obligations under this Agreement.

(e)	Such Holder understands and acknowledges that each of Acquiror and the Company is entering into the Merger Agreement in reliance upon such Holder’s execution and delivery of this Agreement.

8.

Further Assurances. From time to time, at the Company’s request and at the Company’s sole expense and without further consideration, each Party shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or reasonably requested to effect the actions and consummate the transactions contemplated by this Agreement.

9.

Entire Agreement. This Sponsor Agreement constitutes the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersedes all prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby. This Sponsor Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by all parties hereto (including, as to any change, amendment or waiver sought prior to the Second Effective Time, the Company).

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10.

Successors and Assigns. No party hereto may assign either this Sponsor Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other parties (including, with respect to any assignment prior to the Second Effective Time, the Company). Any purported assignment in violation of this paragraph shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Sponsor Agreement shall be binding on the Sponsor, each Holder, and their respective successors, heirs and assigns and permitted transferees; provided, that any such permitted transferees execute a joinder to this Sponsor Agreement in the form reasonably acceptable to Acquiror.

11.

Third Party Beneficiaries. Nothing in this Sponsor Agreement shall be construed to confer upon, or give to, any person or corporation other than the parties hereto any right, remedy or claim under or by reason of this Sponsor Agreement or of any covenant, condition, stipulation, promise or agreement hereof. All covenants, conditions, stipulations, promises and agreements contained in this Sponsor Agreement shall be for the sole and exclusive benefit of the parties hereto and their successors, heirs, personal representatives and assigns and permitted transferees.

12.

Counterparts. This Sponsor Agreement may be executed in any number of original or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

13.

Notices. Any notice, consent or request to be given in connection with any of the terms or provisions of this Sponsor Agreement shall be in writing and shall be sent by express mail or similar private courier service, by certified mail (return receipt requested), by hand delivery or e-mail.

14.

Termination. This Sponsor Agreement shall automatically terminate, and have no further force and effect upon the termination of the Merger Agreement in accordance with its terms prior to the Second Effective Time. Upon termination of this Agreement as provided in the immediately preceding sentence, none of the Parties shall have any further obligations or liabilities under, or with respect to, this Agreement. Notwithstanding the foregoing or anything to the contrary in this Agreement, (i) the termination of this Agreement shall not affect any liability on the part of any Party for a willful and intentional breach of any covenant or agreement set forth in this Agreement prior to such termination or actual fraud, (ii) Sections 2 through 4 shall not survive the termination of this Agreement, and (iii) Sections 9 through 18 shall each survive the termination of this Agreement solely to the extent related to any surviving sections.

15.

Specific Performance. The parties hereto agree that irreparable damage will occur in the event that any of the provisions of this Sponsor Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Sponsor Agreement and to enforce specifically the terms and provisions of this Sponsor Agreement, this being in addition to any other remedy to which such party is entitled at law or in equity.

16.

Amendment. This Sponsor Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by each of the parties hereto (including, as to any amendment, change, supplement, waiver, modification or termination sought to be effected prior to the Second Effective Time, the Company).

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17.

Severability. This Sponsor Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Sponsor Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Sponsor Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

18.

Governing Law. This Sponsor Agreement, the rights of the parties hereunder, and all Actions arising in whole or in part under or in connection herewith, shall be governed by and construed in accordance with the internal Laws of the State of Maryland, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Maryland or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of Maryland. The parties hereto expressly incorporate by reference Section 11.14 (Jurisdiction; Waiver of Jury Trial) of the Merger Agreement to apply to this Agreement mutatis mutandis, with references to the Merger Agreement therein deemed to reference this Agreement and references to the “Parties” thereunder deemed to reference the parties hereto.

[signature page follows]

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IN WITNESS WHEREOF, the parties hereto have executed this Sponsor Agreement as of the date first written above.

FIFTH WALL ACQUISITION CORP. III

/s/ Andriy Mykhaylovskyy
Name:Andriy Mykhaylovskyy
Title:Chief Financial Officer

MOBILE INFRASTRUCTURE CORPORATION

/s/ Manuel Chavez III
Name:Manuel Chavez III
Title:Chief Executive Officer

[Signature Page to Sponsor Agreement]

FIFTH WALL ACQUISITION SPONSOR III LLC

/s/ Andriy Mykhaylovskyy
Name:Andriy Mykhaylovskyy
Title:Manager

Adeyemi Ajao

/s/ Adeyemi Ajao

Alana Beard

/s/ Alana Beard

Poonam Sharma Mathis

/s/ Poonam Sharma Mathis

Amanda Parness

/s/ Amanda Parness

[Signature Page to Sponsor Agreement]

Exhibit A

Shareholder	Acquiror Class B Common Stock
Sponsor	6,755,000
Adeyemi Ajao	30,000
Alana Beard	30,000
Poonam Sharma Mathis	30,000
Amanda Parness	30,000

Exhibit 10.4

SUBSCRIPTION AGREEMENT

December 13, 2022

Fifth Wall Acquisition Corp. III

6060 Center Drive, 10th Floor

Los Angeles, CA 90045

Ladies and Gentlemen:

This Subscription Agreement (this “Subscription Agreement”) is being entered into as of the date set forth above by and between Fifth Wall Acquisition Corp. III, a Cayman Islands exempted company (together with any successor thereto, including after the Domestication (as defined below), the “Company”), and the undersigned Investor (the “Investor”), in connection with the proposed business combination (the “Transaction”) between the Company and Mobile Infrastructure Corporation, a Maryland corporation (“MIC” or the “Target”), pursuant to that certain Agreement and Plan of Merger, dated as of December 13, 2022, by and among the Company, MIC, and Queen Merger Corp. I, a Maryland corporation and wholly-owned subsidiary of the Company (“Merger Sub”) (as it may be amended from time to time, the “Transaction Agreement”). In connection with the Transaction, the Company is seeking commitments from interested investors to purchase, contingent upon, and substantially concurrently with, the closing of the Transaction (the “Transaction Closing”), shares of common stock of the Company (after giving effect to the Domestication), par value $0.0001 per share (“Common Shares”), for a purchase price of $10.00 per 1.2 shares (the “Per Share Purchase Price”) in a private placement to be conducted by the Company (the “Offering”). On or about or following the date of this Subscription Agreement, the Company is entering into subscription agreements with certain other investors (the “Other Investors,” and together with the Investor, the “Investors”), pursuant to which the Other Investors, severally and not jointly, and the Investor have agreed or will agree to purchase Common Shares, on the date of the Transaction Closing, at the Per Share Purchase Price (the “Other Subscription Agreements” and together with the Subscription Agreement, the “Subscription Agreements”). The aggregate purchase price to be paid by the Investor for the subscribed Shares (as set forth on the signature page hereto) is referred to herein as the “Subscription Amount.”

In connection therewith, and in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions set forth herein, and intending to be legally bound hereby, each of the Investor and the Company acknowledges and agrees as follows:

1. Subscription. As of the date written above, the Investor hereby subscribes for and agrees to purchase from the Company, and the Company hereby agrees to issue and sell to the Investor, the number of Common Shares set forth on the signature page of this Subscription Agreement (the “Shares”) at the Per Share Purchase Price on the terms and subject to the conditions provided for herein.

2. Closing. The closing of the sale of the Shares contemplated hereby (the “Closing,” and the date that the Closing actually occurs, the “Closing Date”) is contingent upon the concurrent consummation of the Transaction Closing. The Closing shall occur on the date of, and immediately prior to the Transaction Closing, but after the Company’s transfer by way of continuation out of the Cayman Islands and domestication into the State of Maryland pursuant to the applicable provisions of the Cayman Islands Companies Act (As Revised) and the Maryland General Corporation Law, as amended (the “Domestication”). The Company shall provide written notice (which may be via email in accordance with Section 11(o)) to the Investor (the “Closing Notice”), which Closing Notice shall contain wire instructions for an escrow account (the “Escrow Account”) established by the Company with a third party escrow agent (the “Escrow Agent”) and segregated from the Company’s Trust Account (as defined herein), to be identified in the Closing Notice, that the Company reasonably expects the Transaction Closing to occur on a date specified in the notice (the “Scheduled Closing Date”) that is not less than three (3) business days from the date of the Closing Notice and the Investor shall deliver, at least two (2) business days prior to the Scheduled Closing Date, (i) to the Escrow Account, the Subscription Amount by wire transfer of United States dollars in immediately available funds and (ii) to the Escrow Agent, any information that is reasonably requested by the Company or the Escrow Agent in order for the Company to issue the Shares to the Investor, including, without limitation, a duly executed Internal Revenue Service Form W-9 or W-8, as applicable. The wire transfer shall identify the Investor and, unless otherwise agreed by the Company, the funds shall be wired from an account in the Investor’s name. Upon the Closing, the Company shall provide instructions to the Escrow Agent to release the funds in the Escrow Account to the Company against delivery to the Investor of the Shares. For the avoidance of doubt, such funds will remain segregated and shall not be commingled with the Company’s Trust Account. On the Closing Date, promptly after the Closing, the Company shall deliver (or cause delivery of) the number of Shares set forth on the signature page to this Subscription Agreement in book entry form with restrictive legends to the Investor as indicated on the signature page or to a custodian designated by the Investor, as applicable, as indicated below but otherwise free and clear of any liens (other than those arising under state or federal securities laws); provided, however, that the Company’s obligation to issue the Shares to the Investor is contingent upon the Company having received the Subscription Amount in full accordance with this Section 2. If this Subscription Agreement is terminated prior to the Closing and any funds have already been sent by the Investor to the Escrow Account, then, promptly after such termination (and in any event, within three (3) business days thereafter), the Company will instruct the Escrow Agent to promptly return the Subscription Amount in full to the Investor to the account specified in writing by the Investor. For purposes of this Subscription Agreement, (x) “business day” shall mean a day other than a Saturday, Sunday or legal holiday on which commercial banking institutions in New York, New York are authorized or required by law to close (excluding as a result of “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems, including for wire transfers, of commercially banking institutions in New York, New York are generally open for use by customers on such day); (y) “person” shall refer to any individual, corporation, partnership, trust, limited liability company or other entity or association, including any governmental or regulatory body, whether acting in an individual, fiduciary or any other capacity; and (z) “affiliate” shall mean, with respect to any specified person, any other person or group of persons acting together that, directly or indirectly, through one or more intermediaries controls, is controlled by or is under common control with such specified person (where the term “control” (and any correlative terms) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities, by contract or otherwise). For the avoidance of doubt, any reference in this Subscription Agreement to an affiliate of the Company will include the Company’s sponsor, Fifth Wall Acquisition Sponsor III LLC.

3. Closing Conditions.

a. In addition to the conditions to Closing set forth in Section 2, the obligation of the parties hereto to consummate the Closing is subject to the satisfaction or valid waiver by each party of the conditions that, on the Closing Date:

(i) no suspension of the qualification of the Shares for offering or sale or trading in any jurisdiction, or initiation or threatening of any proceedings for any of such purposes, shall have occurred;

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(ii) no applicable governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby, and no governmental authority shall have instituted or threatened in writing a proceeding seeking to impose any such restraint or prohibition on consummations of the transactions contemplated hereby; and

(iii) all conditions precedent to the Transaction Closing under the Transaction Agreement shall have been satisfied or waived, other than those conditions under the Transaction Agreement which, by their nature, are to be satisfied at the Transaction Closing.

b. The obligation of the Company to consummate the Closing is also subject to the satisfaction or waiver by the Company of the conditions that: (i) all representations and warranties of the Investor contained in this Subscription Agreement are true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Material Adverse Effect (as defined herein), which representations and warranties shall be true in all respects) at and as of the Closing Date (except for representations and warranties made as of a specific date, which shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Material Adverse Effect, which representations and warranties shall be true in all respects) as of such date), and consummation of the Closing shall constitute a reaffirmation by the Investor of each of the representations and warranties of the Investor contained in this Subscription Agreement as of the Closing Date and (ii) all obligations, covenants and agreements of the Investor required by this Subscription Agreement to be performed by it at or prior to the Closing Date shall have been performed in all material respects.

c. The obligation of the Investor to consummate the Closing is also subject to the satisfaction or waiver by the Investor of the conditions that:

(i) all representations and warranties of the Company contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Material Adverse Effect (as defined herein), which representations and warranties shall be true in all respects) at and as of the Closing Date (except for representations and warranties made as of a specific date, which shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Material Adverse Effect, which representations and warranties shall be true in all respects) as of such date), and consummation of the Closing shall constitute a reaffirmation by the Company of each of the representations and warranties of the Company contained in this Subscription Agreement as of the Closing Date;

(ii) all obligations, covenants and agreements of the Company required by this Subscription Agreement to be performed by it at or prior to the Closing Date shall have been performed in all material respects;

(iii) no amendment of the Transaction Agreement (as the same exists on the date hereof) shall have occurred that would reasonably be expected to materially and adversely affect the economic benefits that the Investor would reasonably expect to receive under this Subscription Agreement;

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(iv) no suspension of the qualification of the Company’s Class A ordinary shares for offering or sale or trading in any jurisdiction, and no suspension or removal from listing of the Class A ordinary shares on the Nasdaq shall have occurred; and

(v) there shall have been no amendment, waiver, or modification to any Other Subscription Agreement on or prior to the Closing that benefits such Other Investors (other than terms particular to the regulatory requirements of such Other Investors or related funds) unless the Investor has been offered substantially similar benefits in writing.

4. Further Assurances. At or prior to the Closing Date, the parties hereto shall execute and deliver or cause to be executed and delivered such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the Offering as contemplated by this Subscription Agreement.

5. Company Representations and Warranties. The Company represents and warrants to the Investor that:

a. The Company is duly formed, validly existing and in good standing under the laws of the Cayman Islands, and, after giving effect to the Domestication, the Company will be a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland. The Company has the corporate power and authority to own, lease and operate its properties and to conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement.

b. The Shares have been duly authorized and, when issued and delivered to the Investor against full payment therefor in accordance with the terms of this Subscription Agreement, the Shares will be validly issued, fully paid and non-assessable and will not have been issued in violation of or subject to any preemptive or similar rights created under the Company’s organizational documents or applicable law or any other agreement or contract.

c. This Subscription Agreement has been duly authorized, executed and delivered by the Company and is enforceable against the Company in accordance with its terms, except as may be limited or otherwise affected by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting creditors’ rights generally and principles of equity, whether considered at law or equity.

d. No Other Subscription Agreement includes terms and conditions that are more advantageous to any such Other Investor than the Investor hereunder and there shall have been no amendment, waiver or modification to any Other Subscription Agreements that benefits the Other Investor thereunder unless the Investor has been offered substantially similar benefits; provided, however, that the foregoing shall exclude (any arrangements that the Target has entered into prior to or as of the date hereof with Other Investors that have executed Other Subscription Agreements which Other Investors, as of the date hereof, are equity holders of the Target (“Current Target Members”) who have entered into such arrangements in their capacity as equityholders of the Target (including, for the avoidance of doubt, agreements or other arrangements entered into by Other Investors that are Current Target Members, in their capacities as equityholders of the Target, simultaneously with and pursuant to the Transaction Agreement but excluding any Other Subscription Agreements with Current Target Members, which Other Subscription Agreements shall be entered into on terms substantially similar to those set forth in this Subscription Agreement and, in no event on terms materially more favorable than those set forth herein).

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e. The issuance and sale of the Shares and the compliance by the Company with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will be done in accordance with the rules of the Nasdaq Stock Market LLC (“Nasdaq”) and will not result in (i) a material breach or material violation of any of the terms or provisions of, or constitute a material default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company or any of its subsidiaries pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any of the property or assets of the Company is subject that would have, or would reasonably be expected to have, a material adverse effect on the business, financial condition or results of operations of the Company and its subsidiaries, taken as a whole (a “Material Adverse Effect”) or materially affect the validity of the Shares or the legal authority of the Company to comply in all material respects with the terms of this Subscription Agreement; (ii) any violation of the provisions of the organizational documents of the Company; or (iii) any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties, in each case that would have a Material Adverse Effect or materially affect the validity of the Shares or the legal authority of the Company to comply in all material respects with its obligations under this Subscription Agreement.

f. Except for or in respect of any changes (including any restatements of reports or of financial statements contained therein) to the Company’s historical or current accounting of the Company’s outstanding redeemable shares as temporary, as opposed to permanent, equity (“Redeemable Share Classification Changes”) and except for any delays in the filing of the Company’s periodic reports as they come due (which, as of the date hereof, have all since been filed with the SEC), as of their respective dates (each a “Filing Date”), all reports (the “SEC Reports”) required to be filed by the Company with the SEC complied in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”) and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the SEC promulgated thereunder, and none of the SEC Reports, when filed at the time of the execution of this Subscription Agreement and at the time of the Transaction Closing, contained or will contain any untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that, subject to Redeemable Share Classification Changes, if the financial statements of the Company included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the Filing Date of the applicable SEC Report, as interpreted as of the Filing Date, and fairly present in all material respects the financial position of the Company as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments and the absence of complete footnotes. A copy of each SEC Report is available to the Investor via the SEC’s EDGAR system.

g. The Company has not entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other person to any broker’s or finder’s fee or any other commission or similar fee in connection with the transactions contemplated by this Subscription Agreement for which the Investor could become liable. The Company is not aware of any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of any Common Shares in the Offering.

h. The Company is not, and immediately after receipt of payment for the Shares, will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

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i. Assuming the accuracy of the Investor’s representations and warranties set forth in Section 6, no registration under the Securities Act is required for the offer, sale and delivery of the Shares in the manner contemplated by this Subscription Agreement. The Shares (i) were not offered by any form of general solicitation or general advertising, including methods described in Section 502(c) of Regulation D under the Securities Act, and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

j. As of the date hereof, the authorized share capital of the Company consists of (i) 200,000,000 Class A ordinary shares, par value $0.0001 per share, (ii) 20,000,000 Class B ordinary shares, par value $0.0001 per share and (iii) 1,000,000 preference shares, par value $0.0001 per share. As of the date of this Subscription Agreement, (A) 28,407,000 Class A ordinary shares of the Company are issued and outstanding, (B) 6,875,000 Class B ordinary shares of the Company are issued and outstanding, and (C) no preference shares are issued and outstanding. All issued and outstanding ordinary shares of the Company are, and, after giving effect to the Domestication, will be, duly authorized and validly issued, are fully paid and are non-assessable and are not subject to any preemptive rights. None of the outstanding ordinary shares of the Company has been (and, after giving effect to the Domestication, none of the outstanding Common Shares will be) issued in violation of any applicable securities laws. Except as set forth above in this Subscription Agreement and pursuant to the Other Subscription Agreements, the Transaction Agreement and the other agreements and arrangements referred to herein or therein or in the SEC Reports, as of the date hereof, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Company any ordinary shares or other equity interests in the Company, or securities convertible into or exchangeable or exercisable for such equity interests. There are no shareholder agreements, voting trusts or other agreements or understandings to which the Company is a party or by which it is bound relating to the voting of any securities of the Company other than as set forth in the SEC Reports and as contemplated by the Transaction Agreement. As of the date hereof, the Company has no direct or indirect subsidiaries except for Merger Sub, and does not own, directly or indirectly, interests or investments (whether equity or debt) in any entity, whether incorporated or unincorporated.

k. As of the date hereof, the Company’s issued and outstanding Class A ordinary shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “FWAC” (it being understood that the trading symbol will be changed in connection with the Transaction). Except as disclosed in the Company’s filings with the SEC, as of the date hereof, there is no suit, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company by Nasdaq or the SEC, respectively, to prohibit or terminate the listing of such shares on Nasdaq, or to deregister the shares under the Exchange Act. Other than as contemplated by the Transaction, the Company has taken no action that is intended to, or would reasonably be expected to result in, termination of the registration of such shares under the Exchange Act.

l. Except for such matters as have not had and would not be reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of the Company, threatened against the Company or (ii) judgment, decree, injunction, ruling or order of any governmental entity outstanding against the Company.

m. The Company is in compliance with all applicable laws, except where such non-compliance would not reasonably be expected to have a Material Adverse Effect. The Company has not received any written communication from a governmental entity that alleges that the Company is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect.

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6. Investor Representations and Warranties. The Investor represents and warrants to the Company that:

a. The Investor is either a U.S. investor or non-U.S. investor as set forth under its name on the signature page hereto, and accordingly represents the applicable additional matters under clause (i) or (ii) below:

(i) Applicable to U.S. investors: At the time the Investor was offered the Shares, it was, as of the date hereof, the Investor is, and as of the Closing Date the Investor will be (i) a “qualified institutional buyer” (within the meaning of Rule 144A under the Securities Act) or an “accredited investor” (within the meaning of Rule 501(a) of Regulation D under the Securities Act), as indicated in the questionnaire attached hereto as Exhibit A, (ii) is acquiring the Shares only for its own account and not for the account of others, or if the Investor is subscribing for the Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is an accredited investor and the Investor has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) is not acquiring the Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act. The Investor is not an entity formed for the specific purpose of acquiring the Shares.

(ii) Applicable to non-U.S. investors: The Investor understands that the sale of the Shares is made pursuant to and in reliance upon Regulation S promulgated under the Securities Act (“Regulation S”). The Investor is not a U.S. Person (as defined in Regulation S), it is acquiring the Shares in an offshore transaction in reliance on Regulation S, and it has received all the information that it considers necessary and appropriate to decide whether to acquire the Shares hereunder outside of the United States. The Investor is not relying on any statements or representations made in connection with the transactions contemplated hereby other than representations contained in this Subscription Agreement. The Investor understands and agrees that securities sold pursuant to Regulation S may be subject to restrictions thereunder, including compliance with the distribution compliance period provisions therein.

b. The Investor acknowledges and agrees that the Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Shares have not been registered under the Securities Act. The Investor acknowledges and agrees that the Shares may not be offered, resold, transferred, pledged (except in ordinary course prime brokerage relationships to the extent permitted by applicable law), mortgaged or otherwise disposed of by the Investor absent an effective registration statement under the Securities Act except (i) to the Company or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of clauses (i) and (iii) in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates (if any) or any book-entry shares representing the Shares shall contain a restrictive legend to such effect. The Investor acknowledges and agrees that the Shares delivered at the Closing in accordance herewith will not be immediately eligible for offer, resale, transfer, pledge, mortgage or disposition pursuant to Rule 144 promulgated under the Securities Act (“Rule 144”). The Investor acknowledges and agrees that it has been advised to consult legal counsel and tax and accounting advisors prior to making any offer, resale, transfer, pledge, mortgage or disposition of any of the Shares. The Investor has conducted its own investigation of the Company, the Target and the Shares and the Investor has made its own assessment and has satisfied itself concerning the relevant tax and other economic considerations relevant to its investment in the Shares.

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c. The Investor acknowledges and agrees that the Investor is purchasing the Shares directly from the Company. The Investor further acknowledges that there have been no representations, warranties, covenants and agreements made to the Investor by or on behalf of the Company, the Target or any of their respective affiliates or any control persons, shareholders, officers, directors, employees, partners, agents or representatives of any of the foregoing or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of the Company expressly set forth in this Subscription Agreement.

d. The Investor’s acquisition and holding of the Shares will not constitute or result in a non-exempt prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), or any applicable similar law.

e. The Investor acknowledges and agrees that the Investor has (i) received, reviewed and understood the Disclosure Documents (as defined below) made available to the Investor in connection with the Transaction and (ii) conducted and completed its own independent due diligence with respect to the Transaction based on such information as the Investor deems appropriate and necessary in order to make an investment decision with respect to the Shares and assuming the accuracy of the information in the Disclosure Documents in all material respects, including, without limitation, with respect to the Company, the Transaction and the business of the Target and its subsidiaries. Without limiting the generality of the foregoing, the Investor acknowledges that he, she or it has carefully reviewed the following items (collectively, the “Disclosure Documents”): (i) the final prospectus of the Company, dated as of May 24, 2021 and filed with the SEC (File No. 333-255292) on May 26, 2021 (the “Prospectus”), (ii) each of the other SEC Reports, from the date of the Prospectus through the date of this Subscription Agreement, (iii) the Transaction Agreement and (iv) the investor presentation by the Company and the Target (the “Investor Presentation”), a copy of which will be furnished by the Company to the SEC. The Investor acknowledges the significant extent to which certain of the disclosures contained in items (i) and (ii) above shall not apply following the Transaction Closing. The Investor acknowledges and agrees that the Investor and the Investor’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as the Investor and such Investor’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Shares. The Investor further acknowledges that the information contained in the Disclosure Documents is subject to change, and that any changes to the information contained in the Disclosure Documents, including any changes based on updated information or changes in the terms of the Transaction, shall in no way affect the Investor’s obligation to purchase the Shares hereunder, except as otherwise provided herein, and that, in purchasing the Shares, the Investor is not relying upon any projections contained in the Investor Presentation; provided, that nothing set forth in this sentence shall be deemed to limit, amend or modify the other representations and warranties made by the Company in Section 5 hereof. The Investor acknowledges and agrees that the Company continues to review the Redeemable Share Classification Changes and their implications, including on the financial statements and other information included in its filings with the SEC, and any restatement, revision or other modification of such filings arising from such review, any subsequent related agreements or other guidance from the SEC staff shall be deemed not material for purposes of this Subscription Agreement. Except for the representations, warranties and agreements of the Company expressly set forth in this Subscription Agreement, the Investor is relying exclusively on its own sources of information, investment analysis and due diligence (including professional advice it deems appropriate) with respect to the Transaction, the Shares and the business, condition (financial and otherwise), management, operations, properties and prospects of the Company and the Target, including but not limited to all business, legal, regulatory, accounting, credit and tax matters.

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f. [INTENTIONALLY OMITTED.]

g. The Investor became aware of this Offering of the Shares solely by means of direct contact between the Investor and the Company or a representative of the Company, and the Shares were offered to the Investor solely by direct contact between the Investor and the Company or a representative of the Company. The Investor did not become aware of this Offering of the Shares, nor were the Shares offered to the Investor, by any other means. The Investor acknowledges that the Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws. The Investor has a substantive pre-existing relationship with the Company, the Target or their respective affiliates for this Offering of the Shares. The Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person (including, without limitation, the Company, the Target or any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), other than the representations and warranties of the Company contained in Section 5 of this Subscription Agreement, in making its decision to subscribe in the Offering. Neither the Investor, nor any of its directors, officers, employees, agents, members or partners has either directly or indirectly, including through a broker or finder, (i) to its knowledge, engaged in any general solicitation, or (ii) published any advertisement in connection with the Offering.

h. The Investor acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Shares, including those set forth in the Disclosure Documents and in the SEC Reports. The Investor is a sophisticated investor, experienced in investing in private placement transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities and has exercised independent judgment in evaluating its participation in the purchase of the Shares. The Investor has determined based on its own independent review, and has sought such professional advice as it deems appropriate, that its purchase of the Shares and participation in the Offering (i) are fully consistent with its financial needs, objectives and condition, (ii) comply and are fully consistent with all investment policies, guidelines and other restrictions applicable to the Investor, (iii) have been duly authorized and approved by all necessary action, (iv) do not and will not violate or constitute a default under its charter, by-laws or other constituent document or under any law, rule, regulation, agreement or other obligation by which the Investor is bound and (v) are a fit, proper and suitable investment for the Investor, notwithstanding the substantial risks inherent in investing in or holding the Shares. The Investor is able to bear the substantial risks associated with its purchase of the Shares, including but not limited to loss of its entire investment therein.

i. The Investor has sought such accounting, legal and tax advice as the Investor considered necessary to make an informed investment decision regarding its purchase of the Shares and participation in the Offering and the Investor has made its own assessment and has satisfied itself concerning relevant tax and other economic considerations relative to its purchase of the Shares. The Investor acknowledges that the Investor shall be responsible for any of the Investor’s tax liabilities that may arise as a result of the transactions contemplated by this Subscription Agreement, and that none of the Company or the Target has provided any tax advice or any other representations or guarantee regarding the tax consequence of the transactions contemplated by this Subscription Agreement.

j. Alone, or together with any professional advisor(s), the Investor has adequately analyzed and fully considered the risks of an investment in the Shares and determined that the Shares are a suitable investment for the Investor and that the Investor is able at this time and in the foreseeable future to bear the economic risk of a total loss of the Investor’s investment in the Company.

k. The Investor acknowledges and agrees that no federal or state agency has passed upon or endorsed the merits of this Offering or made any findings or determination as to the fairness of this investment or the accuracy or adequacy of the SEC Reports.

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l. The Investor, if not an individual, has been duly formed or incorporated and is validly existing and is in good standing under the laws of its jurisdiction of formation or incorporation. The Investor has the power and authority to enter into, deliver and perform its obligations under this Subscription Agreement.

m. The execution, delivery and performance by the Investor of this Subscription Agreement are within the powers of the Investor, have been duly authorized and will not constitute or result in a breach or default under or conflict with any law, statute, rule, order, subpoena, judgment, ruling or regulation of any court or other tribunal or the rules of any governmental commission or agency or regulatory or self-regulatory body, including the SEC or any applicable securities exchange, or any agreement or other undertaking to which the Investor is a party or by which the Investor is bound, and, if the Investor is not an individual, will not violate any provisions of the Investor’s organizational documents, including, without limitation, its incorporation or formation papers, by-laws, indenture of trust or partnership or operating agreement, as may be applicable. The signature on this Subscription Agreement is genuine, and the signatory, if the Investor is an individual, has legal competence and capacity to execute the same or, if the Investor is not an individual, the signatory has been duly authorized to execute the same and this Subscription Agreement constitutes a legal, valid and binding obligation of the Investor, enforceable against the Investor in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

n. Neither the due diligence investigation conducted by the Investor in connection with making its decision to acquire the Shares nor any representation and warranty made by the Investor hereunder shall modify, amend or affect the Investor’s right to rely on the truth, accuracy and completeness of the Company’s representations and warranties hereunder.

o. The Investor is not (i) a person named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) owned, directly or indirectly, or controlled by, or acting on behalf of, one or more persons that are named on the OFAC List, (iii) organized, incorporated, established, located, resident or born in, or a citizen, national or the government, including any political subdivision, agency or instrumentality thereof, of, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine or any other country or territory embargoed or subject to substantial trade restrictions by the United States, (iv) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (v) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank (each, a “Prohibited Investor”). The Investor agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that the Investor is permitted to do so under applicable law. If the Investor is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”), the Investor maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, the Investor maintains policies and procedures reasonably designed to ensure compliance with OFAC-administered sanctions programs, including for the screening of its investors against the OFAC sanctions programs, including the OFAC List. The Investor represents that to the extent required by applicable law, the Investor maintains policies and procedures reasonably designed to ensure that the funds held by the Investor and used to purchase the Shares were legally derived and were not obtained, directly or indirectly, from a Prohibited Investor.

p. [INTENTIONALLY OMITTED.]

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q. Neither the Investor, nor, to the extent it has them, any of its equity holders, managers, general or limited partners, directors, affiliates or executive officers (collectively with the Investor, the “Covered Persons”), are subject to any of the “Bad Actor” disqualifications described in Rule 506(d) under the Securities Act (a “Disqualification Event”), except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3). The Investor has exercised reasonable care to determine whether any Covered Person is subject to a Disqualification Event. The acquisition of the Shares by the Investor will not subject the Company to any Disqualification Event.

r. The Investor acknowledges its obligations under applicable securities laws with respect to the treatment of material non-public information relating to the Company.

s. No foreign person (as defined in 31 C.F.R. Part 800.224) in which the national or subnational governments of a single foreign state have a substantial interest (as defined in 31 C.F.R. Part 800.244) will acquire a substantial interest in the Company as a result of the purchase and sale of the Shares hereunder such that a declaration to the Committee on Foreign Investment in the United States would be mandatory under 31 C.F.R. Part 800.401, and no foreign person will have control (as defined in 31 C.F.R. Part 800.208) over the Company from and after the Closing as a result of the purchase and sale of the Shares hereunder.

t. The Investor has and, when required to deliver payment to the Escrow Agent pursuant to Section 2 above, will have, sufficient immediately available funds to pay the Subscription Amount and consummate the purchase and sale of the Shares pursuant to this Subscription Agreement.

u. The Investor does not have, as of the date hereof, any “put equivalent position” as such term is defined in Rule 16a-1 under the Exchange Act or short sale positions with respect to the securities of the Company. Notwithstanding the foregoing, in the case of an Investor that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Investor’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Investor’s assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Shares covered by this Subscription Agreement.

v. [INTENTIONALLY OMITTED].

w. If the Investor is an employee benefit plan that is subject to Title I of ERISA, a plan, an individual retirement account or other arrangement that is subject to Section 4975 of the Code, or an employee benefit plan that is a governmental plan (as defined in Section 3(32) of ERISA), a church plan (as defined in Section 3(33) of ERISA), a non-U.S. plan (as described in Section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”) subject to the fiduciary or prohibited transaction provisions of ERISA or Section 4975 of the Code, the Investor represents and warrants that neither the Company nor any of its respective affiliates has acted as the Plan’s fiduciary, or has been relied on for advice with respect to its decision to acquire and hold the Shares, and none of the Company or any of its respective affiliates shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer the Shares.

7. Registration Rights.

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a. The Company agrees that it will use reasonable best efforts to prepare an advanced draft of, prior to the Closing Date, and, in any event will file with the SEC (at the Company’s sole cost and expense) a registration statement registering the resale of the Shares (the “Registration Statement”) as promptly as practicable following the Closing Date, and in any event on the first business day to occur 30 calendar days after the Closing Date, and shall use its reasonable best efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (A) the 90th calendar day (or 135th calendar day if the SEC notifies the Company that it will “review” the Registration Statement) following the Filing Date and (ii) the 10th business day after the date the Company is notified (orally or in writing, whichever is earlier) by the SEC that the Registration Statement will not be “reviewed” or will not be subject to further review (such earlier date, the “Effectiveness Date”). The Company agrees to cause such Registration Statement, or another shelf registration statement that includes the Shares to be sold pursuant to this Subscription Agreement, to remain effective until the earliest of (i) the second anniversary of the Effectiveness Date, (ii) the date on which the Investor ceases to hold any Shares covered by such Registration Statement, or (iii) on the first date on which the Investor is able to sell all of its Shares issued pursuant to this Subscription Agreement (or shares received in exchange therefor) under Rule 144 without limitation as to the manner of sale or the amount of such securities that may be sold and without the requirement for the Company to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable). Prior to the effective date of the Registration Statement, the Company will use commercially reasonable efforts to qualify the Shares for listing on the applicable stock exchange. The Investor agrees to disclose its beneficial ownership, as determined in accordance with Rule 13d-3 of the Exchange Act, of the Shares to the Company (or its successor) upon request to assist the Company in making the determination described above. The Company’s obligations to include the Shares issued pursuant to this Subscription Agreement (or shares issued in exchange therefor) for resale in the Registration Statement are contingent upon the Investor furnishing in writing to the Company such information regarding the Investor, the securities of the Company held by the Investor and the intended method of disposition of such Shares as shall be reasonably requested by the Company to effect the registration of such Shares, and execution of such documents in connection with such registration as the Company may reasonably request that are customary of a selling stockholder in similar situations, provided that the Investor shall not in connection with the foregoing be required to execute any lock-up or similar agreement in respect of the Shares. If the SEC prevents the Company from including any or all of the Shares proposed to be registered for resale under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Company’s securities by the applicable shareholders or otherwise, (i) such Registration Statement shall register for resale such number of Company securities which is equal to the maximum number of Company securities as is permitted by the SEC, (ii) the number of Company securities to be registered for each selling shareholder named in the Registration Statement shall be reduced pro rata among all such selling shareholders and (iii) the Company shall promptly file another registration statement covering the offer and sale of the remaining Common Shares held by the Investor. The Company will provide a draft of the Registration Statement to the Investor for review reasonably in advance of filing the Registration Statement. In no event shall the Investor be identified as a statutory underwriter in the Registration Statement unless requested by the SEC; provided, that if the SEC requests that the Investor be identified as a statutory underwriter in the Registration Statement, the Investor will have an opportunity to withdraw from the Registration Statement. Any failure by the Company to file the Registration Statement by the required Filing Date or to effect such Registration Statement by the Effectiveness Date shall not otherwise relieve the Company of its obligations to file or effect the Registration Statement as set forth in this Section 7, provided that any delay in the Filing Date or Effectiveness Date that is not a breach of the Company’s obligations hereunder shall give rise to a corresponding extension of such deadline(s), as applicable, by an equal number of days. For purposes of this Section 7, “Shares” shall mean, as of any date of determination, the Shares and any other equity security of the Company issued or issuable with respect to the Shares by way of share split, dividend or distribution on or with respect to the Shares.

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b. The Company may amend the Registration Statement so as to convert the Registration Statement to a Registration Statement on Form S-3 at such time after the Company becomes eligible to use such Form S-3. Further, the Investor acknowledges and agrees that the Company may delay filing or suspend the use of any such registration statement if it determines in good faith, that in order for such registration statement not to contain a material misstatement or omission, an amendment thereto would be needed, if such filing or use could reasonably be expected to materially affect a bona fide business or financing transaction of the Company or in the event that filing such registration statement would require premature disclosure of information that could reasonably be expected to materially adversely affect the Company or would require premature disclosure of information that would reasonably be expected to materially adversely affect the Company (each such circumstance, a “Suspension Event”), provided, that the Company shall use commercially reasonable efforts to make such registration statement available for the sale by the Investor of such securities as soon as practicable thereafter; provided, further, that the Company may not delay filing or suspend use of any registration statement (including the Registration Statement) on more than two occasions or for more than sixty (60) consecutive calendar days or more than ninety (90) total calendar days, in each case in any 12-month period.

c. Upon receipt of any written notice from the Company of the occurrence of any Suspension Event during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, the Investor agrees that it will (i) immediately discontinue offers and sales of the Shares under the Registration Statement until the Investor receives (A) (x) copies of a supplemental or amended prospectus that corrects the misstatement(s) or omission(s) referred to above and (y) notice that any post-effective amendment has become effective or (B) notice from the Company that it may resume such offers and sales, and (ii) maintain the confidentiality of any information included in such written notice delivered by the Company unless otherwise required by applicable law. If so directed by the Company, the Investor will deliver to the Company or destroy, in the sole discretion of the Investor, all copies of the prospectus covering the Shares in the Investor’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Shares shall not apply to (i) the extent the Investor is required to retain a copy of such prospectus (A) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (B) in accordance with a bona fide pre-existing document retention policy or (ii) copies stored electronically on archival servers as a result of automatic data back-up. During any periods that a Registration Statement registering the resale of the Shares is effective or when the Shares may be sold pursuant to Rule 144 under the Securities Act or may be sold without restriction under Rule 144, the Company shall, at its expense, use commercially reasonable efforts to cause the Company’s transfer agent to remove any restrictive legends on any Shares sold by the Investor following the Company’s receipt of notice from the Investor of any sale of such securities and delivery by the Investor to the Company and the transfer agent of any documentation reasonably requested by the Company or the transfer agent (including customary representations in connection with such sale and legend removal).

d. Indemnification. From and after the Closing,

(i) The Company agrees to indemnify and hold the Investor, each person, if any, who controls the Investor within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, and each officer, employee, director, member, attorney, agent and affiliate of the Investor within the meaning of Rule 405 under the Securities Act, and each broker, placement agent or sales agent to or through which the Investor effects or executes the resale of any Shares (collectively, the “Investor Indemnified Parties”), harmless against any and all losses, claims, damages and liabilities (including any out-of-pocket legal or other expenses reasonably incurred in connection

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with defending or investigating any such action or claim) (collectively, “Losses”) incurred by the Investor Indemnified Parties to the extent such Losses are based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any other registration statement which covers the Shares (including, in each case, the prospectus contained therein) or any amendment or supplement thereof (including the prospectus contained therein) or caused by any omission or alleged omission to state therein a material fact necessary in order to make the statements therein (in the case of a prospectus, in light of the circumstances under which they were made), not misleading, except to the extent that the same are caused by or contained in any information or affidavit so furnished in writing to the Company by the Investor expressly for use therein. Notwithstanding the foregoing, in no event shall the liability of the Company hereunder be greater in amount than the Subscription Amount and the Company’s indemnification obligations shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned).

(ii) The Investor agrees to, severally and not jointly with any other selling shareholders using the applicable registration statement, indemnify and hold the Company, and the officers, employees, directors, partners, members, attorneys and agents of the Company, each person, if any, who controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, and each affiliate of the Company within the meaning of Rule 405 under the Securities Act (collectively, the “Company Indemnified Parties”), harmless against any and all Losses incurred by the Company Indemnified Parties to the extent such Losses are based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any other registration statement which covers the Shares (including, in each case, the prospectus contained therein) or any amendment thereof (including the prospectus contained therein) or caused by any omission or alleged omission to state therein a material fact necessary in order to make the statements therein (in the case of a prospectus, in light of the circumstances under which they were made), not misleading, to the extent that the same are caused by or contained in any information or affidavit so furnished in writing to the Company by the Investor expressly for use therein. Notwithstanding the foregoing, in no event shall the liability of the Investor be greater in amount than the dollar amount of the net proceeds received by the Investor upon the sale of the Shares purchased pursuant to this Subscription Agreement giving rise to such indemnification obligation and the Investor’s indemnification obligations shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the prior written consent of the Investor (which consent shall not be unreasonably withheld, delayed or conditioned).

(iii) If the indemnification provided under this Section 7 is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity

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to correct or prevent such action. The amount paid or payable by a party as a result of the Losses or other liabilities referred to above shall be subject to the limitations set forth in this Section 7 and deemed to include any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 7(d)(iii) from any person who was not guilty of such fraudulent misrepresentation. This Section 7(d)(iii) shall be subject to the limitations and restrictions in the last sentence of each of Sections 7(d)(i) and 7(d)(ii).

e. The Company agrees that, except for such times as the Company is permitted hereunder to suspend the use of the prospectus forming part of any Registration Statement, it will use its commercially reasonable efforts to keep such registration continuously effective with respect to the Investor in accordance herewith and shall:

(i) advise the Investor within five (5) business days: (A) of the issuance by the SEC of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose; (B) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (C) subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus included therein so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in light of the circumstances under which they were made) not misleading; and (D) when a Registration Statement or any post-effective amendment thereto has become effective.

Notwithstanding anything to the contrary set forth herein, the Company shall not, when so advising the Investor of the events listed above, provide the Investor with any material, nonpublic information regarding the Company other than to the extent that providing notice to the Investor of the occurrence of the events listed in (A) through (C) above constitutes material, nonpublic information regarding the Company;

(ii) use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable;

(iii) upon the occurrence of any event contemplated above, except for such times as the Company is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, the Company shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

(iv) use its commercially reasonable efforts to cause all Shares to be listed on each securities exchange or market, if any, on which the Common Shares have been listed; and

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(v) use its commercially reasonable efforts (1) to take all other steps necessary to effect the registration of the Shares contemplated hereby, (2) for so long as the Investor holds the Shares, to file all reports and other materials required to be filed by the Exchange Act so long as the Company remains subject to such requirements and the filing of such reports and other documents is required for the applicable provisions of Rule 144 to enable the Investor to sell the Shares under Rule 144 and (3) to take such further actions, at the Investor’s expense, as the Investor may reasonably request in writing from time to time to enable the Investor to sell the Shares under Rule 144.

8. Investor’s Covenant(i) . The Investor agrees that, from the date of this Subscription Agreement until the Closing, none of the Investor or any person acting on behalf of the Investor or pursuant to any understanding with the Investor (i) will engage in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or similar instrument, including without limitation equity repurchase agreements and securities lending arrangements, however, described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale, loan, pledge or other disposition or transfer (whether by the Investor or any other person) of any economic consequences of ownership, in whole or in part, directly or indirectly, physically or synthetically, of any Shares, any securities of the Company or any instrument exchangeable for or convertible into any securities of the Company prior to the Closing, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of securities of the Company, in cash or otherwise, or (ii) will publicly disclose the intention to undertake any of the foregoing; provided further that the provisions of this Section 8 shall not apply to long sales (including sales of securities held by the Investor prior to the date of this Subscription Agreement and securities purchased by the Investor in the open market after the date of this Subscription Agreement) other than those effectuated through derivatives transactions and similar instruments. Notwithstanding the foregoing, nothing in this Section 8 shall prohibit any entities under common management with the Investor that have no knowledge (constructive or otherwise) of this Subscription Agreement or of the Investor’s participation in the transactions contemplated hereby from entering into any such transactions; and in the case of an Investor that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Investor’s assets and the portfolio managers have no knowledge of the investment decisions made by the portfolio managers managing other portions of such Investor’s assets, this Section 8 shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Shares hereunder.

9. Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of (a) such date and time as the Transaction Agreement is terminated in accordance with its terms prior to the Transaction Closing, (b) upon the mutual written agreement of each of the parties hereto to terminate this Subscription Agreement, or (c) upon written notice by either party to the other party to terminate this Subscription Agreement if the transactions contemplated by this Subscription Agreement are not consummated on or prior to the Agreement End Date (as defined in the Transaction Agreement as of the date hereof) (any of (a) through (c), collectively, “Termination Events”); provided, that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from any such willful breach. The Company shall notify the Investor of the termination of the Transaction Agreement promptly after the termination of such agreement. Upon the occurrence of any Termination Event, this Subscription Agreement shall be void and of no further effect (except that the provisions of Sections 9 through 13 of this Subscription Agreement and the obligations in Section 2 with respect to the Company instructing the Escrow Agent to promptly return the Subscription Amount in full to the Investor to the account specified in writing by the Investor will survive any termination of this Subscription Agreement and continue indefinitely) and, promptly after any such Termination Event, the Company shall instruct the Escrow Agent to promptly return any monies paid by the Investor to the Escrow Account in connection herewith to the Investor.

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10. Trust Account Waiver. Reference is made to the Prospectus. The Investor understands that the Company has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and the overallotment shares acquired by its underwriters and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of the Company’s public shareholders (the “Public Shareholders”) and certain other parties (including the underwriters of the IPO) and that, except as otherwise described in the Prospectus, the Company may disburse monies from the Trust Account only: (a) to the Public Shareholders in the event they elect to redeem their shares in connection with the consummation of the Company’s initial business combination (as such term is used in the Prospectus) (the “Business Combination”) or in connection with an extension of its deadline to consummate a Business Combination, (b) to the Public Shareholders if the Company fails to consummate a Business Combination within twenty-four (24) months after the closing of the IPO, subject to extension as described in the Prospectus or by an amendment to its organizational documents, (c) with respect to any interest earned on the amounts held in the Trust Account, amounts necessary to pay for any taxes and up to $100,000 in dissolution expenses or (d) to the Company after or concurrently with the consummation of a Business Combination. For and in consideration of the Company’s entry into this Subscription Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Investor hereby agrees on behalf of itself and its affiliates that, notwithstanding anything to the contrary in this Subscription Agreement, neither the Investor nor any of its affiliates do now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or to make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Subscription Agreement or any proposed or actual business relationship between the Company or its representatives, on the one hand, and the Investor or its representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (collectively, the “Released Claims”). The Investor on behalf of itself and its affiliates hereby irrevocably waives any Released Claims that the Investor or any of its affiliates may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, contracts or agreements with the Company or its representatives and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of this Subscription Agreement or any other agreement with the Company or its affiliates). The Investor agrees and acknowledges that such irrevocable waiver is material to this Subscription Agreement and specifically relied upon by the Company and its affiliates to induce the Company to enter into this Subscription Agreement, and the Investor further intends and understands such waiver to be valid, binding and enforceable against the Investor and each of its affiliates under applicable law. To the extent the Investor or any of its affiliates commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to the Company or its representatives, which proceeding seeks, in whole or in part, monetary relief against the Company or its representatives, the Investor hereby acknowledges and agrees that the Investor’s and its affiliates’ sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit the Investor or its affiliates (or any person claiming on any of their behalf or in lieu of any of them) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. In the event the Investor or any of its affiliates commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to the Company or its representatives, which proceeding seeks, in whole or in part, relief against the Trust Account (including any distributions therefrom) or the Public Shareholders, whether in the form of money damages or injunctive relief, the Company and its representatives, as applicable, shall be entitled to recover from the

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Investor and its affiliates the associated legal fees and costs in connection with any such action, in the event the Company or its representatives, as applicable, prevails in such action or proceeding. Notwithstanding the foregoing, this Section 10 shall not affect any rights of the Investor or its affiliates to receive distributions from the Trust Account in their capacities as Public Shareholders upon the redemption of their shares or the liquidation of the Company if it does not consummate a Business Combination prior to its deadline to do so. For purposes of this Subscription Agreement, “representatives” with respect to any person shall mean such person’s affiliates and its and its affiliate’s respective directors, officers, employees, consultants, advisors, agents and other representatives. Notwithstanding anything to the contrary contained in this Subscription Agreement, the provisions of this Section 10 shall survive the Closing or any termination of this Subscription Agreement and last indefinitely.

11. Miscellaneous.

a. Neither this Subscription Agreement nor any rights that may accrue to the parties hereunder (other than the Shares acquired hereunder, if any, subject to applicable securities laws) may be transferred or assigned without the prior written consent of each of the other parties hereto and any such and any purported transfer or assignment without such consent shall be null and void ab initio. Notwithstanding the foregoing, prior to the delivery of the Closing Notice, the Investor may assign all of its rights and obligations under this Subscription Agreement to an affiliate of the Investor, or to any fund or account managed by the same investment manager as the Investor, that can make the representations set forth in Section 6(a) as if such representations applied to such assignee, so long as the Investor provides the Company with at least five (5) business days’ prior written notice of such assignment and a completed questionnaire in the form attached hereto as Exhibit A (if applicable) duly executed by such assignee; provided, further, that (i) such assignee shall agree in writing to be bound by the terms hereof and shall make to the Company each of the representations, warranties and covenants of the Investor set forth in Section 6 as of the date of such assignment and as of the Closing Date, and (ii) no such assignment by the Investor will relieve the Investor of its obligations under this Subscription Agreement, and the Investor will remain secondarily liable under this Subscription Agreement for the obligations of the assignee hereunder.

b. The Company may request from the Investor such additional information as the Company may deem reasonably necessary to evaluate the eligibility of the Investor to acquire the Shares, and the Investor shall promptly provide such information as may reasonably be requested and to the extent readily available and reasonably consistent with the Investor’s internal policies and procedures; provided that the Company agrees to keep any such information provided by the Investor confidential except (i) as necessary to include in any registration statement the Company is required to file hereunder, (ii) as required by the federal securities laws or pursuant to other routine proceedings of regulatory authorities or (iii) to the extent such disclosure is required by law. The Investor acknowledges and agrees that if it does not provide the Company with such requested information, the Company may without any liability hereunder reject the Investor’s subscription prior to the Closing Date in the event the Investor fails to provide such additional information requested by the Company to evaluate the Investor’s eligibility to acquire the Shares or the Company determines that the Investor is not eligible to acquire the Shares.

c. The Investor acknowledges that the Company, the Target and others will rely on the acknowledgments, understandings, agreements, representations and warranties of the Investor contained in this Subscription Agreement, including Exhibit A hereto, as if they were made directly to them; provided, however, that the Closing may only be enforced against the Investor by the Company (or any successor entity). Prior to the Closing, the Investor agrees to promptly notify the Company if any of the acknowledgments, understandings, agreements, representations and warranties set forth in Section 6 above are no longer accurate in any material respect (or, with respect to the contents of Exhibit A, in any respect). Except as expressly set forth herein, this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successor and assigns.

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d. The Company and the Target are entitled to rely upon this Subscription Agreement and are irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby. The Investor shall not issue any press release or make any other similar public statement with respect to the transactions contemplated hereby without the prior written consent of the Company (such consent not to be unreasonably withheld or delayed).

e. All of the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing.

f. This Subscription Agreement may not be amended, modified, waived or terminated except by an instrument in writing, signed by each party against whom enforcement of such amendment, modification, waiver or termination is sought. No failure or delay of either party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power.

g. This Subscription Agreement (including Exhibit A hereto) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties with respect to the subject matter hereof (other than any confidentiality agreement entered into by the Company and the Investor in connection with the Offering). Except as expressly set forth herein (including Section 7(d)), this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto and their respective successors and assigns; provided, that, notwithstanding anything to the contrary contained herein, the Target is an intended third party beneficiaries of the representations, warranties and agreements of the Investor contained in Section 6 hereof, with rights of enforcement only with respect to the waivers or obligations set forth therein that are specific to the Target.

h. This Subscription Agreement shall be binding upon, and inure to the benefit of, the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

i. If any provision of this Subscription Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect. Upon such determination that any provision is invalid, illegal or unenforceable, the parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

j. This Subscription Agreement may be executed in one or more counterparts (including by facsimile or electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

k. The parties hereto acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Subscription Agreement, without posting a bond or undertaking and without proof of damages, to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise.

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l. If any change in the number, type or classes of authorized shares of the Company (including the Shares), other than as contemplated by the Transaction Agreement or any agreement contemplated by the Transaction, shall occur between the date hereof and immediately prior to the Closing by reason of reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend, the number of Shares issued to the Investor shall be appropriately adjusted to reflect such change.

m. Each party hereto shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated herein.

n. This Subscription Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to principles relating to conflict of laws. Each party hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the state and federal courts seated in New York County, New York (and any appellate courts thereof) in any action or proceeding arising out of or relating to this Subscription Agreement, and each of the parties hereby irrevocably and unconditionally (a) agrees not to commence any such action or proceeding except in such courts, (b) agrees that any claim in respect of any such action or proceeding may be heard and determined in such courts, (c) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such court, and (d) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court. Each party agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each party irrevocably consents to the service of the summons and complaint and any other process in any other proceeding relating to the transactions contemplated by this Subscription Agreement, on behalf of itself, or its property, by personal delivery of copies of such process to such party at the applicable address set forth in Section 11(o). Nothing in this Section 11(n) shall affect the right of any party to serve legal process in any other manner permitted by law. EACH PARTY HEREBY KNOWINGLY, VOLUNTARILY, INTENTIONALLY AND IRREVOCABLY WAIVES THE RIGHT TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION, DISPUTE, CLAIM, LEGAL ACTION OR OTHER LEGAL PROCEEDING BASED HEREON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH, THIS SUBSCRIPTION AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY OR ENFORCEMENT HEREOF.

o. Any notice or communication required or permitted to be given hereunder shall be in writing and either delivered personally, emailed or sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, to such address(es) or email address(es) set forth on the signature page hereto, in the case of the Investor, and at the address set forth in this Section 11(o), in the case of the Company, and shall be deemed to be given and received (i) when so delivered personally, (ii) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (iii) three (3) business days after the date of mailing to the following address or to such other address or addresses as the Investor or the Company may hereafter designate by written notice to the other party.

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If to the Company, to: Fifth Wall Acquisition Corp. III 6060 Center Drive, 10th floor Los Angeles, CA 90045 Attention: Finance Department Email: finance@fifthwall.com	with copies (which shall not constitute notice) to: Gibson, Dunn & Crutcher LLP 1050 Connecticut Avenue, N.W. Washington, DC 20036 Attention: Evan D’Amico Email:EDAmico@gibsondunn.com
Notice to the Investor shall be given to the address underneath the Investor’s name on the signature page hereto.

p. The headings set forth in this Subscription Agreement are for convenience of reference only and shall not be used in interpreting this Subscription Agreement. In this Subscription Agreement, unless the context otherwise requires: (i) whenever required by the context, any pronoun used in this Subscription Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) “including” (and the correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; and (iii) the words “herein”, “hereto” and “hereby” and other words of similar import in this Subscription Agreement shall be deemed in each case to refer to this Subscription Agreement as a whole and not to any particular portion of this Subscription Agreement.

12. Non-Reliance and Exculpation. The Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person other than the statements, representations and warranties of the Company contained in this Subscription Agreement in making its investment or decision to invest in the Company. The Investor agrees that no Other Investor pursuant to any Other Subscription Agreement entered into in connection with the Offering (including the controlling persons, members, officers, directors, partners, agents, employees or other representatives of any such Other Investor, but excluding, for the avoidance of doubt, the Company) shall be liable to the Investor pursuant to this Subscription Agreement for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Shares. Notwithstanding anything else herein, nothing contained in this Subscription Agreement shall be construed as a waiver of any rights arising from fraud, intentional misrepresentation, or of any similar rights provided under applicable laws.

13. Disclosure. Notwithstanding anything in this Subscription Agreement to the contrary, the Company shall not publicly disclose the name of the Investor or any of its affiliates or advisers, or include the name of the Investor or any of its affiliates or advisers in any press release or in any filing with the SEC or any regulatory agency or trading market, without the prior written consent of the Investor, except (i) as required by the federal securities laws or pursuant to other routine proceedings of regulatory authorities, (ii) to the extent such disclosure is required by law, at the request of the staff of the SEC or regulatory agency or under the regulations of any national securities exchange on which the Company’s securities are listed for trading or (iii) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 13; provided, however, that the Investor hereby consents to the publication and disclosure in any press release issued by the Company or Current Report on Form 8-K (“Form 8-K”) filed by the Company with the SEC in connection with the execution and delivery of the Transaction Agreement or this Subscription Agreement and the filing of any related documentation with the SEC (and, as and to the extent otherwise required by the federal securities laws or the SEC or any other securities authorities, any other documents or communications provided by the Company to any governmental authority or to security holders of the Company) of the Investor’s identity and beneficial ownership of Shares and the nature of the Investor’s commitments, arrangements and understandings under and relating to this Subscription Agreement and, if deemed appropriate by the Company, a copy of this

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Subscription Agreement or the form hereof; provided, further, that in any such case, the Company shall provide, except to the extent prohibited by applicable law, the Investor with written notice of any disclosure permitted under this Section 13 prior to such disclosure, give the Investor a reasonable opportunity to comment on such disclosure and consider in good faith any such reasonable comments provided by the Investor.

14. Company Disclosure. To the extent not previously publicly disclosed, the Company shall (a) no later than 9:30 am (Eastern Time) on the first business day after the date on which this Subscription Agreement is executed by the Investor and the Company, (i) issue one or more press releases (collectively, the “Press Release”) announcing the execution of the Transaction Agreement by the parties thereto and (ii) file a copy of the Press Release with the SEC on Form 8-K to which a copy of the Investor Presentation is also an exhibit and (b) by the end of the second business day following the date on which this Subscription Agreement is executed (the “Disclosure Time”) file an additional Form 8-K disclosing, to the extent not previously publicly disclosed, all material terms of the transactions contemplated by the Transaction Agreement and the Subscription Agreements. From and after the Disclosure Time, the Company represents to the Investor that it shall have publicly disclosed all material, non-public information delivered to the Investor by the Company or any of its officers, directors, employees or agents in connection with the transactions contemplated by this Subscription Agreement, and the Investor shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral with the Company or any of its affiliates, relating to the transactions contemplated by this Subscription Agreement.

15. Lock-up Agreement.

a. Holder hereby agrees not to Transfer any Restricted Securities from and after the Closing and until the earlier of (i) in respect of the First Tranche Restricted Securities, the occurrence of the First Tranche Trigger Event (provided that if such date is prior to the first anniversary of the Closing Date, the Transfer of the Restricted Securities shall not be permitted until the first anniversary of the Closing Date), (ii) in respect of the Second Tranche Restricted Securities, the occurrence of the Second Tranche Trigger Event (provided that if such date is prior to the first anniversary of the Closing Date, the Transfer of the Restricted Securities shall not be permitted until the first anniversary of the Closing Date), and (iii) in respect of the First Tranche Restricted Securities and the Second Tranche Restricted Securities, the date after the Closing on which the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Company’s stockholders having the right to exchange their equity holdings in the Company for cash, securities or other property (clause (ii), a “Liquidity Event”, and such period, the “Lock-up Period”); provided that the foregoing restrictions shall not apply to the Transfer of any or all of the Restricted Securities owned by Investor made in respect of a Permitted Transfer (as defined below); provided, further, that in any of case of a Permitted Transfer, it shall be a condition to such Transfer that the transferee executes and delivers to Parent and the Company an agreement, in substantially the same form of this Agreement, stating that the transferee is receiving and holding the Restricted Securities subject to the provisions of this Agreement applicable to Investor, and there shall be no further Transfer of such Restricted Securities except in accordance with this Agreement. As used herein, “Transfer” shall mean (A) the sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, hedge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the SEC promulgated thereunder with respect to, any security, (B) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (C) public announcement of any intention to effect any transaction, including the filing of a registration statement, specified in clause (A) or (B). As used in this Agreement, the term “Permitted

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Transfer” shall mean a Transfer made: (1) in the case of Investor being an individual, by gift to a member of one of the individual’s immediate family, an estate planning vehicle or to a trust, the beneficiary of which is a member of the individual’s immediate family, an affiliate of such person or to a charitable organization; (2) in the case of Investor being an individual, by virtue of laws of descent and distribution upon death of Investor; (3) in the case of Investor being an individual, pursuant to a qualified domestic relations order; (4) by distributions from Investor to its members, partners, or shareholders; (5) by virtue of applicable law or the Investor’s organizational documents upon liquidation or dissolution of Investor; (6) to any affiliates of the Investor, or to any funds or accounts managed by the same investment manager who acts on behalf of the Investor, or (7) to any employees, officers, directors or members of the Investor or any affiliates of Investor.

b. If any Transfer is made or attempted contrary to the provisions of this Agreement, such purported Transfer shall be null and void ab initio, and the Company shall refuse to recognize any such purported transferee of the Restricted Securities as one of its equity holders for any purpose.

c. During the Lock-up Period, stop transfer orders shall be placed against the Restricted Securities and each certificate or book entry position statement evidencing any Restricted Securities shall be stamped or otherwise imprinted with a legend in substantially the following form, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A SUBSCRIPTION AGREEMENT, DATED AS OF DECEMBER 13, 2022, BY AND AMONG THE ISSUER OF SUCH SECURITIES (THE “ISSUER”), THE ISSUER’S SECURITY HOLDER NAMED THEREIN AND CERTAIN OTHER PARTIES NAMED THEREIN, AS AMENDED. A COPY OF SUCH SUBSCRIPTION AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

d. For the avoidance of any doubt, (i) Investor shall retain all of its rights as a stockholder of the Company during the Lock-up Period, including the right to vote, and to receive any dividends and distributions in respect of, any Restricted Securities, and (ii) the restrictions contained in Section 15(a) shall not apply to any Common Shares or other securities of the Company acquired by Holder in open market transactions or in any public or private capital raising transactions of the Company or otherwise to any Common Shares (or other securities of the Company) other than the Restricted Securities.

e. The Company hereby represents, warrants, covenants and agrees that (i) if any lock-up restrictions contained in any Other Subscription Agreement is amended, modified or waived in a manner favorable to such stockholder and that would be favorable to Investor, this Subscription Agreement shall be contemporaneously amended in the same manner and the Company shall provide prompt notice thereof to Investor, and (ii) if any such stockholder is released from any or all of the lock-up restrictions under its Other Subscription Agreement, Investor will be similarly and contemporaneously released from the lock-up restrictions hereunder (which, for the avoidance, of doubt will include a release of the same percentage of Investor’s Restricted Securities) and the Company shall provide prompt notice thereof to Investor.

f. For purposes of this Section 15:

(i) “Restricted Securities” shall mean one-sixth of the Common Shares purchased by Investor pursuant to this Subscription Agreement, divided equally between the “First Tranche Restricted Securities” and the “Second Tranche Restricted Securities”. For illustration, if Investor purchases 1,200 Common Shares, then 200 of such Common Shares shall constitute Restricted Securities.

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(ii) “First Tranche Trigger Event” shall mean the first to occur of (i) such time as the aggregate volume-weighted average price per Common Share for any five consecutive trading day period after the Closing equals or exceeds $16.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) and (ii) December 31, 2026.

(iii) “Second Tranche Trigger Event” shall mean the first to occur of (i) such time as the aggregate volume-weighted average price per Common Share for any five consecutive trading day period after the Closing equals or exceeds $20.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) and (ii) December 31, 2028.

[SIGNATURE PAGES FOLLOW]

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IN WITNESS WHEREOF, the parties hereto have caused this Subscription Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

FIFTH WALL ACQUISITION CORP. III

By:
Name: Andriy Mykhaylovskyy
Title: Chief Financial Officer

{INVESTOR SIGNATURE PAGE TO THE SUBSCRIPTION AGREEMENT}

IN WITNESS WHEREOF, the undersigned has caused this Subscription Agreement to be duly executed by its authorized signatory as of the date first indicated above.

Name(s) of Investor:

Name(s) of Investor:

Signature of Authorized Signatory of Investor:

Name of Authorized Signatory:

Name of Authorized Signatory:

Title of Authorized Signatory:

Address for Notice to Investor:

Attention:

Email:

Facsimile No.:

Telephone No.:

Address for Delivery of Shares to Investor (if not same as address for notice):

Subscription Amount: $

Number of Shares:

Investor status (mark one): ☐ U.S. investor ☐ Non-U.S. investor

EIN Number:

Exhibit A

Accredited Investor Questionnaire

Capitalized terms used and not defined in this Exhibit A shall have the meanings ascribed to such terms in the Subscription Agreement to which this Exhibit A is attached.

The undersigned represents and warrants that the undersigned is an “accredited investor” (an “Accredited Investor”) as such term is defined in Rule 501(a) of Regulation D under the U.S. Securities Act of 1933, as amended (the “Securities Act”), for one or more of the reasons specified below (please check all boxes that apply):

(i)	A natural person whose net worth, either individually or jointly with such person’s spouse or spousal equivalent, at the time of the Investor’s purchase, exceeds $1,000,000;

The term “net worth” means the excess of total assets over total liabilities (including personal and real property, but excluding the estimated fair market value of the Investor’s primary home). For the purposes of calculating joint net worth with the person’s spouse or spousal equivalent, joint net worth can be the aggregate net worth of the Investor and spouse or spousal equivalent; assets need not be held jointly to be included in the calculation. There is no requirement that securities be purchased jointly. A spousal equivalent means a cohabitant occupying a relationship generally equivalent to a spouse.

(ii)

A natural person who had an individual income in excess of $200,000, or joint income with the Investor’s spouse or spousal equivalent in excess of $300,000, in each of the two most recent years and reasonably expects to reach the same income level in the current year;

In determining individual “income,” the Investor should add to the Investor’s individual taxable adjusted gross income (exclusive of any spousal or spousal equivalent income) any amounts attributable to tax exempt income received, losses claimed as a limited partner in any limited partnership, deductions claimed for depletion, contributions to an IRA or Keogh retirement plan, alimony payments, and any amount by which income from long-term capital gains has been reduced in arriving at adjusted gross income.

(iii)	A director or executive officer of the Company;

(iv)

A natural person holding in good standing one or more professional certifications or designations or other credentials from an accredited educational institution that the U.S. Securities and Exchange Commission (“SEC”) has designated as qualifying an individual for accredited investor status;

The SEC has designated the General Securities Representative license (Series 7), the Private Securities Offering Representative license (Series 82) and the Licensed Investment Adviser Representative (Series 65) as the initial certifications that qualify for accredited investor status.

(v)

A natural person who is a “knowledgeable employee” as defined in Rule 3c-5(a)(4) under the Investment Company Act of 1940 (the “Investment Company Act”), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of the Investment Company Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act;

(vi)

A bank as defined in Section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act, whether acting in its individual or fiduciary capacity;

(vii)	A broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

(viii)

An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 (the “Investment Advisers Act”) or registered pursuant to the laws of a state, or an investment adviser relying on the exemption from registering with the SEC under Section 203(l) or (m) of the Investment Advisers Act;

(ix)	An insurance company as defined in Section 2(a)(13) of the Securities Act;

(x)	An investment company registered under the Investment Company Act or a business development company as defined in Section 2(a)(48) of that act;

(xi)	A Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958;

(xii)	A Rural Business Investment Company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

(xiii)

A plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state, or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

(xiv)

An employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

(xv)	A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act;

(xvi)

An organization described in Section 501(c)(3) of the Internal Revenue Code, or a corporation, business trust, partnership, or limited liability company, or any other entity not formed for the specific purpose of acquiring the securities, with total assets in excess of $5,000,000;

(xvii)

A trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person who has such knowledge and experience in financial and business matters that such person is capable of evaluating the merits and risks of investing in the Company;

(xviii)

A “family office” as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act with assets under management in excess of $5,000,000 that is not formed for the specific purpose of acquiring the securities offered and whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

(xix)

A “family client” as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act, of a family office meeting the requirements set forth in (xviii) and whose prospective investment in the issuer is directed by a person from a family office that is capable of evaluating the merits and risks of the prospective investment;

(xx)	A “qualified institutional buyer” as defined in Rule 144A under the Securities Act;

(xxi)	An entity, of a type not listed above, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000; and/or

(xxii)	An entity in which all of the equity owners qualify as an accredited investor under any of the above subparagraphs.

(xxiii)	The Investor does not qualify under any of the investor categories set forth in (i) through (xxii) above.

2.1	Type of the Investor. Indicate the form of entity of the Investor:

☐	Individual ☐ Limited Partnership

☐	Corporation ☐ General Partnership

☐	Revocable Trust ☐ Limited Liability Company

☐	Other Type of Trust (indicate type): ________________________________

☐	Other (indicate form of organization): ________________________________

2.2.1	If the Investor is not an individual, indicate the approximate date on which the Investor entity was formed: _____________________.

2.2.2

If the Investor is not an individual, initial the line below which correctly describes the application of the following statement to the Investor’s situation: the Investor (x) was not organized or reorganized for the specific purpose of acquiring the securities and (y) has made investments prior to the date hereof, and each beneficial owner thereof has and will share in the investment in proportion to his or her ownership interest in the Investor.

__________ True

__________ False

If the “False” line is initialed, each person participating in the entity will be required to fill out a Subscription Agreement.

Investor:

Investor Name:

By:
Signatory Name:
Signatory Title:

Date:

Exhibit 10.5

SUPPORT AGREEMENT

This SUPPORT AGREEMENT (this “Agreement”), dated as of December 13, 2022, is entered into by and among Fifth Wall Acquisition Corp. III, a Cayman Islands exempted company (together with its successors, including after the Domestication (as defined below), “Parent”), and the stockholder of the Company (as defined below) set forth on Schedule A hereto (the “Supporting Holder”). Capitalized terms used but not otherwise defined in this Agreement shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).

WHEREAS, Parent, Queen Merger Corp. I, a Maryland corporation and wholly owned subsidiary of Parent (“Merger Sub”), and Mobile Infrastructure Corporation, a Maryland corporation (the “Company”), propose to enter into, simultaneously herewith, an Agreement and Plan of Merger (the “Merger Agreement”), a copy of which has been made available to the Supporting Holder, which provides, among other things, that, upon the terms and subject to the conditions thereof, (a) Parent shall convert from a Cayman Islands exempted company to a Maryland corporation (the “Domestication”), (b) following the Domestication, Merger Sub will be merged with and into the Company (the “First Merger”), with the Company surviving the First Merger as a wholly owned subsidiary of Parent (the “First-Step Surviving Company”), and (c) immediately following the First Merger, the First-Step Surviving Company will merge with and into Parent in accordance with the MGCL (the “Second Merger” and, together with the First Merger, the “Mergers”), with Parent continuing as the surviving entity;

WHEREAS, as of the date hereof, the Supporting Holder is the sole record owner and the beneficial (as such term is defined in Rule 13d-3 under the Exchange Act, which meaning shall apply for all purposes of this Agreement whenever the term “beneficial” or “beneficially” is used) owner, and has full sole voting power over the number of shares of Common Stock of the Company, par value $0.0001 per share (“Company Common Stock”), set forth opposite the Supporting Holder’s name on Schedule A under the column heading “Number of Shares of Company Common Stock” (all such shares of Company Common Stock specified on Schedule A under the column heading “Number of Shares of Company Common Stock” and any other shares of Company Common Stock the Supporting Holder may hereafter acquire prior to the termination of this Agreement pursuant to Section 5.2 shall be referred to herein collectively as the Supporting Holder’s “Subject Shares”); and

WHEREAS, as a condition to Parent’s willingness to enter into the Merger Agreement, and as an inducement and in consideration for Parent to enter into the Merger Agreement, the Supporting Holder has agreed to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

ARTICLE I

AGREEMENT TO VOTE SUBJECT SHARES

1.1 Voting of Subject Shares The Supporting Holder holding Subject Shares hereby irrevocably and unconditionally agrees that, after the Form S-4 is declared effective by the SEC, prior to the termination of this Agreement, the Supporting Holder will at any meeting of the stockholders of the Company (and at any adjournment or postponement thereof), however called, and in any written actions by consent of the stockholders of the Company (whenever presented), cause the Subject Shares to be voted (including via proxy) (a) in favor of the First Merger and the Company Charter Amendment, (b) in favor of any proposal to adjourn a meeting of the stockholders at which there is a proposal to adopt the Merger

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Agreement if there are not sufficient votes to adopt the proposals described in clause (a) above or if there are not sufficient shares of Company Common Stock present in person or represented by proxy to constitute a quorum, (c) against any Company Acquisition Proposal, (d) except with respect to any Adverse Amendment (defined below), in any circumstances upon which a consent or other approval is required under the Company Charter or otherwise sought with respect to the Merger Agreement (including the Mergers), to vote, consent or approve (or cause to be voted, consented or approved) all of such Supporting Holder’s Subject Shares held at such time in favor thereof, (e) against and withhold consent with respect to any merger, purchase of all or substantially all of the Company’s assets or other business combination transaction (other than the Merger Agreement), (f) against any proposal, action or agreement that would impede, frustrate, prevent or nullify any provision of this Agreement, the Merger Agreement, or the Mergers, and (g) in favor of any proposal to amend the Third Amended and Restated Limited Partnership Agreement of Mobile Infra Operating Partnership, L.P. as contemplated by the Merger Agreement. Notwithstanding the foregoing, nothing in this Agreement shall preclude the Supporting Holder from exercising full power and authority to vote the Subject Shares in Supporting Holder’s sole discretion for or against any proposal submitted to a vote of the MIC Shareholders in respect of, or which contains or reflects, an Adverse Amendment.

1.2 No Inconsistent Agreements. Prior to the termination of this Agreement, the Supporting Holder shall not enter into any commitment, agreement, understanding, or similar arrangement to vote or give voting instructions or express consent or dissent in writing in any manner inconsistent with the terms of this Article I.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE SUPPORTING HOLDER

The Supporting Holder represents and warrants to Parent that:

2.1 Authorization; Binding Agreement.

(a) The Supporting Holder, if not a natural person, is duly organized, validly existing and in good standing (where such concept is recognized) under the Laws of the jurisdiction in which it is incorporated or constituted. The Supporting Holder has full legal capacity and power, right and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby.

(b) This Agreement has been duly and validly executed and delivered by the Supporting Holder and, assuming the due authorization, execution and delivery by Parent, constitutes a legal, valid and binding obligation of the Supporting Holder, enforceable against the Supporting Holder in accordance with its terms, except that such enforceability (i) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws of general applicability affecting or relating to creditors’ rights generally and (ii) is subject to general principles of equity (the “Enforceability Limitations”).

2.2 Non-Contravention. Neither the execution and delivery of this Agreement by the Supporting Holder nor performance by the Supporting Holder of the obligations herein nor the compliance by the Supporting Holder with any provisions herein will (a) if not a natural person, violate the certificate or articles of incorporation, bylaws or other governing documents of the Supporting Holder, (b) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority or any other Person on the part of the Supporting Holder, except as provided in the (i) Company Charter, (ii) the Company Bylaws (together with the Company Charter, the “Company Governing Documents”), or

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(iii) the Stockholders’ Agreement (as defined below), (c) result (or, with the giving of notice, the passage of time or otherwise, would result) in the creation or imposition of any Encumbrance (as defined below) on the Subject Shares, other than any Permitted Encumbrance (as defined below), or (d) violate any Law applicable to the Supporting Holder or by which any of the Supporting Holder’s Subject Shares are bound, except, in the case of each of clauses (b), (c) and (d), as would not reasonably be expected to materially impair the Supporting Holder’s ability to perform its obligations hereunder.

2.3 Ownership of Shares; Total Shares. As of the date hereof, the Supporting Holder is the record and beneficial owner of all of the Subject Shares set forth on Schedule A opposite such Supporting Holder’s name and has good and marketable title to all of such Subject Shares, free and clear of any encumbrances, security interests, claims, pledges, proxies, options, right of first refusals, voting restrictions, limitations on dispositions, voting trusts or agreements, options or any other liens or restrictions on title, transfer or exercise of any rights of a stockholder in respect of such Subject Shares (collectively, “Encumbrances”), except for any such Encumbrance that may be imposed pursuant to (a) this Agreement, (b) any Lock-Up Agreement entered into by and between the Supporting Holder, Parent and the Company, (c) any applicable restrictions on transfer under applicable securities Laws, (d) that certain Stockholders’ Agreement, dated as of August 25, 2021, among the Company and the stockholders party thereto (the “Stockholders’ Agreement”), and for the avoidance of doubt, the Stockholders’ Agreement shall terminate upon the consummation of the Mergers, except that Section 5.01 therein shall survive for a period of six (6) months thereafter, and (e) the Company Governing Documents (collectively, “Permitted Encumbrances”). The Subject Shares listed on Schedule A opposite the Supporting Holder’s name constitute all of the Company Common Stock owned by the Supporting Holder as of the date hereof and, other than such Subject Shares, as of the date of this Agreement, there are no other shares of Company Common Stock held of record or beneficially owned by the Supporting Holder or in respect of which the Supporting Holder has full voting power.

2.4 Voting Power. The Supporting Holder has, as of the date hereof and, except pursuant to a permitted transfer pursuant to Section 4.1(b) hereof, will have until the termination of this Agreement, sole and full voting power and full power to agree to all of the matters set forth in this Agreement, in each case with respect to all the Supporting Holder’s Subject Shares currently owned or hereinafter acquired. None of the Supporting Holder’s Subject Shares are subject to any stockholders’ agreement, proxy, voting trust or other agreement, arrangement or restriction of any kind or nature with respect to the voting of such Subject Shares, except for the Company Governing Documents and the Stockholders’ Agreement.

2.5 Reliance. The Supporting Holder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon the Supporting Holder’s execution, delivery and performance of this Agreement.

2.6 Brokers. Other than as expressly contemplated by the Merger Agreement or the disclosure schedules thereto, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Supporting Holder.

2.7 Adequate Information. The Supporting Holder acknowledges that the Supporting Holder is a sophisticated investor with respect to the Supporting Holder’s Subject Shares and has adequate information concerning the business and financial condition of the Company and Parent to make an informed decision regarding the transactions contemplated by this Agreement and has, independently and without reliance upon Parent, the Company or any affiliate thereof, and based on such information as the Supporting Holder has deemed appropriate, made the Supporting Holder’s own analysis and decision to enter into this Agreement. The Supporting Holder acknowledges that the Supporting Holder has received and reviewed this Agreement and the Merger Agreement and has had the opportunity to seek independent legal advice prior to executing this Agreement.

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ARTICLE III

REPRESENTATIONS, WARRANTIES AND COVENANTS OF PARENT

Parent represents, warrants and covenants to the Supporting Holder that:

3.1 Organization and Qualification. Parent is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated or constituted.

3.2 Authority for this Agreement. Parent has all requisite entity power and authority to execute, deliver and perform its obligations under this Agreement and to comply with any provisions herein. The execution and delivery of this Agreement by Parent has been duly and validly authorized by all necessary entity action on the part of Parent, and no other entity proceedings on the part of Parent are necessary to authorize this Agreement. This Agreement has been duly and validly executed and delivered by Parent and, assuming the due authorization, execution and delivery by the Supporting Holder, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against Parent in accordance with its terms, subject to the Enforceability Limitations.

3.3 Anti-Takeover Approvals. The board of directors of Parent has opted out, or will include an opt out provision in the Domesticated Charter (the “Opt Out Provision”) as promptly as reasonably practicable following the date hereof but in no event later than the time immediately prior to the consummation of the First Merger, from the requirements of Section 3-602 of the MGCL and any other “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover, and the Opt Out Provision is or will be sufficient to render inapplicable to the Mergers, the Merger Agreement and this Agreement and the acquisition of the Surviving Pubco Shares by the Company’s stockholders pursuant to any of the foregoing the provisions of Section 3-602 of the MGCL or any other such anti-takeover law.

ARTICLE IV

ADDITIONAL COVENANTS OF THE SUPPORTING HOLDER

4.1 No Transfer; No Inconsistent Arrangements.

(a) Subject to Section 4.1(b), until the earlier of the Closing or the termination of the Merger Agreement in accordance with its terms, the Supporting Holder agrees that it shall not, directly or indirectly, (i) sell, assign, transfer (including by operation of Law), gift, pledge dispose of or otherwise encumber any of the Subject Shares or otherwise agree to do any of the foregoing (provided that any encumbrance that would not prevent, impair or delay the Supporting Holder’s ability to comply with the terms and conditions of this Agreement shall be permitted and will not be deemed to violate the restrictions set forth in this clause (i)), (ii) deposit any Subject Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement, or (iii) other than in furtherance of the transactions contemplated by the Merger Agreement, enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer (including by operation of Law) or other disposition of any Subject Shares. Any action taken in violation of the foregoing sentence shall be null and void ab initio.

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(b) Section 4.1(a) shall not prohibit a transfer of Subject Shares by a Supporting Holder made: (i) in the case of a Supporting Holder that is an individual, by gift to a member of one of the Supporting Holder’s immediate family, an estate planning vehicle or to a trust, the beneficiary of which is a member of the Supporting Holder’s immediate family, an affiliate of such person or to a charitable organization; (ii) in the case of a Supporting Holder that is an individual, by virtue of laws of descent and distribution upon death of the Supporting Holder; (iii) in the case of a Supporting Holder being an individual, pursuant to a qualified domestic relations order; (iv) in the case of a Supporting Holder who is not a natural person, by pro rata distributions from the Supporting Holder to its members, partners, or shareholders pursuant to the Supporting Holder’s organizational documents; (v) by virtue of applicable law or the Supporting Holder’s organizational documents upon liquidation or dissolution of the Supporting Holder; (vi) in the case of a Supporting Holder who is not a natural person, to any employees, officers, directors or members of the Supporting Holder, or to any affiliates of the Supporting Holder; provided, however, that a transfer referred to in Section 4.1(b)(i), (iv), or (vi) shall be permitted only if, (A) as a precondition to such transfer, the transferee agrees in a written document, reasonably satisfactory in form and substance to Parent, to be bound by all of the terms of this Agreement, and (B) such transfer is effected no later than three (3) Business Days prior to the date on which the Form S-4 is declared effective.

4.2 Standstill. From the date of this Agreement until the earlier of the Closing or the termination of the Merger Agreement in accordance with its terms, the Supporting Holder shall not engage in any transactions involving the securities of Parent without Parent’s prior written consent; provided that this Section 4.2 shall not apply to transactions involving any securities of Parent held by the Supporting Holder as of or prior to the date of this Agreement.

4.3 No Legal Action. The Supporting Holder shall not, and shall cause its Affiliates not to and shall direct its Representatives not to, bring, commence, institute, maintain, voluntarily aid or prosecute any claim, appeal or proceeding which (a) challenges the validity of or seeks to enjoin the operation of any provision of this Agreement, or (b) alleges that the execution and delivery of this Agreement by a Supporting Holder breaches any duty that such Supporting Holder has (or may be alleged to have) to the Company or to the other holders of Subject Shares; provided, that the foregoing shall not limit or restrict in any manner the rights of a Supporting Holder to enforce the terms of this Agreement.

4.4 Documentation and Information. The Supporting Holder shall permit and hereby consents to and authorizes Parent and the Company to publish and disclose in all documents and schedules filed with the SEC and, to the extent otherwise required by applicable securities Laws or the SEC or any other securities authorities, any press release or other disclosure document that Parent and/or the Company reasonably determines to be necessary in connection with the Mergers and any of the transactions contemplated by the Merger Agreement, a copy of this Agreement and the nature of the Supporting Holder’s commitments and obligations under this Agreement. The parties hereto agree that the Supporting Holder’s identity and ownership of the Subject Shares will not be included in a press release or other public disclosure (other than a filing with the SEC) without the Supporting Holder’s prior consent.

4.5 Adjustments; Acquisition of Additional Securities. In the event of any stock split, stock dividend or distribution, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of the Company affecting a Supporting Holder’s Subject Shares, the terms of this Agreement shall apply to the resulting securities. In the event that the Supporting Holder acquires beneficial ownership of any additional Company Common Stock (“New Securities”), or the right to vote or share in the voting of any such New Securities, then such New Securities acquired by such Supporting Holder shall be subject to the terms of this Agreement to the same extent as if they were owned or controlled by the Supporting Holder as of the date hereof.

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4.6 Public Announcements. No Supporting Holder will make any public announcement or issue any public communication regarding the Merger Agreement, the transactions contemplated thereby or any matter related to the foregoing, without the prior written consent of the Parent and the Company, except: (i) if such announcement or other communication is required by applicable Law or the rules of any stock exchange, in which case the disclosing Supporting Holder shall, to the extent permitted by applicable Law, first allow the Parent and the Company to review such announcement or communication and have the opportunity to comment thereon and the disclosing Supporting Holder shall consider such comments in good faith; (ii) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 4.6; and (iii) announcements and communications to Governmental Authorities in connection with registrations, declarations and filings required to be made as a result of the Merger Agreement.

ARTICLE V

MISCELLANEOUS

5.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given and received if delivered personally (notice deemed given upon receipt), by electronic mail (notice deemed given upon confirmation of receipt) or sent by a nationally recognized overnight courier service, such as Federal Express (notice deemed given upon receipt of proof of delivery); provided that the notice or other communication is sent to the address or email address set forth (i) if to Parent, to the address or email address set forth in Section 11.3 of the Merger Agreement and (ii) if to a Supporting Holder, to the Supporting Holder’s address or email address set forth on a signature page hereto, or to such other address or email address as such party may hereafter specify for the purpose by notice to each other party hereto.

5.2 Termination. This Agreement, the covenants and agreements contained herein and any proxy granted hereunder shall terminate automatically with respect to the Supporting Holder, without any notice or other action by any person, upon the first to occur of (a) the First Effective Time, (b) the valid termination of the Merger Agreement in accordance with its terms, (c) such time as an Adverse Recommendation Change has been effected in accordance with Section 8.6 of the Merger Agreement and (d) the mutual written agreement of Parent and the Supporting Holder, following any material modification or amendment to, or the waiver of any provision of, the Merger Agreement as in effect on the date hereof, (i) that reduces the aggregate amount or form of consideration payable to the Supporting Holder in respect of such Supporting Holder’s Company capital stock in a manner that is materially and disproportionately adverse to such Supporting Holder relative to other Company Stockholders, or (ii) that modifies the conditions of the obligations of the parties to the Merger Agreement to consummate the transactions contemplated therein in a manner that adversely affects in any material respect the Supporting Holder (any such amendment, modification, or entry, an “Adverse Amendment”). Upon termination of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, that the provisions of this Article V shall survive any termination of this Agreement.

5.3 Amendments and Waivers. Any provision of this Agreement may be amended or waived if such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective. The waiver by any party of a breach of any term or provision of this Agreement shall not be construed as a waiver of any subsequent breach. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

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5.4 Expenses. All fees and expenses incurred in connection herewith shall be paid by the party incurring such fees and expenses, whether or not the Mergers are consummated, except as expressly provided otherwise herein or in the Merger Agreement.

5.5 Entire Agreement; Assignment. This Agreement, together with the Merger Agreement, Schedule A, and the other documents and certificates delivered pursuant hereto, constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement. This Agreement shall not be assigned by any party (including by operation of law, by merger or otherwise) without the prior written consent of (a) Parent, in the case of an assignment by the Supporting Holder (other than in the case of permitted transfer under Section 4.1(b)) and (b) the Supporting Holder, in the case of an assignment by Parent. Any assignment in violation of this Section 5.5 shall be null and void ab initio.

5.6 Enforcement of the Agreement. The parties agree that irreparable damage may occur in the event that the Supporting Holder did not perform any of the provisions of this Agreement in accordance with their specific terms or otherwise breached any such provisions, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that Parent may be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in addition to any other remedy to which they are entitled at law or in equity without the requirement to post any bond or other security. Any and all remedies herein expressly conferred upon Parent will be deemed cumulative with and not exclusive of any other remedy conferred hereby or by Law or equity upon Parent, and the exercise by Parent of any one remedy will not preclude the exercise of any other remedy.

5.7 Jurisdiction; Waiver of Jury Trial; Governing Law. This Agreement and all related Legal Proceedings shall be governed by and construed in accordance with the internal Laws of the State of Maryland, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Maryland or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of Maryland. THE PARTIES HERETO EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES HERETO EACH HEREBY AGREE AND CONSENT THAT ANY SUCH CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES HERETO MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. The parties hereto expressly incorporate by reference Section 11.14(a) and Section 11.14(b) (Jurisdiction; Service of Process) of the Merger Agreement to apply to this Agreement mutatis mutandis, with references to the Merger Agreement therein deemed to reference this Agreement and references to the “Parties” thereunder deemed to reference the parties hereto.

5.8 Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

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5.9 Parties in Interest. This Agreement shall be binding upon and inure to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to confer any rights or remedies of any nature whatsoever under or by reason of this Agreement upon any person other than each party hereto.

5.10 Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable Law, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable Law, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

5.11 Counterparts; Electronic Signatures. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. The words “execution,” “signed,” “signature,” and words of like import in this Agreement or in any other certificate, agreement or document related to this Agreement or the other Ancillary Agreements shall include images of manually executed signatures transmitted by facsimile or other electronic format (including, “pdf”, “tif” or “jpg”) and other electronic signatures (including DocuSign and AdobeSign). The use of electronic signatures and electronic records (including, any contract or other record created, generated, sent, communicated, received, or stored by electronic means) shall be of the same legal effect, validity and enforceability as a manually executed signature or use of a paper-based record-keeping system to the fullest extent permitted by applicable law, including the Federal Electronic Signatures in Global and National Commerce Act and any other applicable law. Minor variations in the form of the signature page, including footers from earlier versions of this Agreement or any such other document, shall be disregarded in determining the party’s intent or the effectiveness of such signature.

5.12 Interpretation. The words “hereof,” “herein,” “hereby,” “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph and schedule references are to the articles, sections, paragraphs and schedules of this Agreement unless otherwise specified. Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” The words describing the singular number shall include the plural and vice versa, words denoting either gender shall include both genders and words denoting natural persons shall include all persons and vice versa. The word “extent” and the phrase “to the extent” when used in this Agreement shall mean the degree to which a subject or other things extends, and such word or phrase shall not merely mean “if.” The term “or” is not exclusive. The phrases “the date of this Agreement,” “the date hereof,” “of even date herewith” and terms of similar import, shall be deemed to refer to the date set forth in the preamble to this Agreement. Any reference in this Agreement to a date or time shall be deemed to be such date or time in New York, New York, unless otherwise specified. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any person by virtue of the authorship of any provision of this Agreement.

5.13 Further Assurances. The Supporting Holder agrees that if any further agreements, deeds, assignments, assurances or other instruments are reasonably necessary to effectuate the covenants in this Agreement, the Supporting Holder will, upon reasonable written request of the Supporting Holder by Parent and at Parent’s cost and expense, execute and deliver all such proper agreements, deeds, assignments, assurances and other instruments and take other reasonable action as permissible to do all other things reasonably necessary to effectuate the covenants in this Agreement and otherwise to carry out the purposes of this Agreement.

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5.14 No Agreement as Director or Officer. The Supporting Holder is entering into this Agreement solely in the Supporting Holder’s capacity as record and/or beneficial owner of Subject Shares and nothing herein is intended to or shall limit, restrict or otherwise affect any votes or other actions taken by the Supporting Holder, or any employee, officer, director (or person performing similar functions), partner or other Affiliate of the Supporting Holder (including, for this purpose, any appointee or representative of the Supporting Holder to the board of directors of the Company) of the Supporting Holder, solely in his or her capacity as a director or officer of the Company (or a subsidiary of the Company) or other fiduciary capacity for the stockholders of the Company.

5.15 No Ownership Interest. Nothing contained in this Agreement will be deemed to vest in Parent any direct or indirect ownership or incidents of ownership of or with respect to the Subject Shares. All rights, ownership and economic benefits of and relating to the Subject Shares shall remain vested in and belong to the Supporting Holder, and Parent shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of the Company or exercise any power or authority to direct the Supporting Holder in the voting of any of the equity securities of the Company, except as otherwise provided herein with respect to the Subject Shares. Except as otherwise set forth in Section 1, the Supporting Holder shall not be restricted from voting in favor of, against or abstaining with respect to any other matters presented to the MIC Shareholders. Without limiting the foregoing, nothing in this Agreement shall obligate or require the Supporting Holder to exercise an option to purchase any equity securities of the Company.

[Signature Pages Follow.]

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The parties are executing this Agreement on the date set forth in the introductory clause.

FIFTH WALL ACQUISITION CORP. III

By:	/s/ Andriy Mykhaylovskyy
Name:	Andriy Mykhaylovskyy
Title:	Chief Financial Officer

SUPPORTING HOLDER

COLOR UP, LLC

By:	/s/ Manuel Chavez III
Name:	Manuel Chavez III
Title:	Chief Executive Officer
Address:
Email:

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Exhibit 10.6

Execution Version

SUPPORT AGREEMENT

This SUPPORT AGREEMENT (this “Agreement”), dated as of December 13, 2022, is entered into by and between Fifth Wall Acquisition Corp. III, a Cayman Islands exempted company (together with its successors, including after the Domestication (as defined below), “Parent”), and HSCP Strategic III, L.P. a Delaware limited partnership (the “Supporting Holder”). Capitalized terms used but not otherwise defined in this Agreement shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).

WHEREAS, as of the date hereof, the Supporting Holder is the sole record owner and the beneficial (as such term is defined in Rule 13d-3 under the Exchange Act, which meaning shall apply for all purposes of this Agreement whenever the term “beneficial” or “beneficially” is used) owner, and has full sole voting power over, 1,702,128 of the common units and 425,532 of the Class A units of Mobile Infra Operating Partnership, L.P. (collectively the “OP Units”), a Delaware limited partnership (the “OP”) (all such OP Units and any other OP Units the Supporting Holder may hereafter acquire prior to the termination of this Agreement pursuant to Section 5.2 shall be referred to herein collectively as the Supporting Holder’s “Subject Units”); and

WHEREAS, Parent, Queen Merger Corp. I, a Maryland corporation and wholly owned subsidiary of Parent (“Merger Sub”), and Mobile Infrastructure Corporation, a Maryland corporation (the “Company”), propose to enter into, simultaneously herewith, an Agreement and Plan of Merger (the “Merger Agreement”), a copy of which has been made available to the Supporting Holder, which provides, among other things, that, upon the terms and subject to the conditions thereof, the general and limited partners of the OP will enter into a Fourth Amended and Restated Limited Partnership Agreement of OP (the “A&R OP LPA”), substantially in the form of an exhibit to the Merger Agreement, a copy of which has also been made available to the Supporting Holder; and

WHEREAS, as a condition to Parent’s willingness to enter into the Merger Agreement, and as an inducement and in consideration for Parent to enter into the Merger Agreement, the Supporting Holder has agreed to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

ARTICLE I

AGREEMENT TO ENTER INTO A&R OP LPA

1.1 Entry into A&R OP LPA. The Supporting Holder hereby irrevocably and unconditionally (subject only to the occurrence of the Closing) agrees to enter into the A&R LPA, by duly executing and delivering to the Company, Color Up and each other party thereto, at the Closing, a counterpart to the A&R OP LPA.

1.2 No Inconsistent Agreements. Prior to the termination of this Agreement, the Supporting Holder shall not enter into any commitment, agreement, understanding, or similar arrangement in any manner inconsistent with the terms of this Article I.

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ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE SUPPORTING HOLDER

The Supporting Holder represents and warrants to Parent that:

2.1 Authorization; Binding Agreement.

(a) The Supporting Holder is duly organized, validly existing and in good standing (where such concept is recognized) under the Laws of the jurisdiction in which it is incorporated or constituted. The Supporting Holder has full legal capacity and power, right and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby.

(b) This Agreement has been duly and validly executed and delivered by the Supporting Holder and, assuming the due authorization, execution and delivery by Parent, constitutes a legal, valid and binding obligation of the Supporting Holder, enforceable against the Supporting Holder in accordance with its terms, except that such enforceability (i) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws of general applicability affecting or relating to creditors’ rights generally and (ii) is subject to general principles of equity (the “Enforceability Limitations”).

2.2 Non-Contravention. Neither the execution and delivery of this Agreement by the Supporting Holder nor performance by the Supporting Holder of the obligations herein nor the compliance by the Supporting Holder with any provisions herein will (a) violate the limited partnership agreement or other governing documents of the Supporting Holder, (b) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority or any other Person on the part of the Supporting Holder, except as provided in the Third Amended and Restated Limited Partnership Agreement of the OP (the “Existing LPA”), (c) result (or, with the giving of notice, the passage of time or otherwise, would result) in the creation or imposition of any Encumbrance (as defined below) on the Subject Units, other than any Permitted Encumbrance (as defined below), or (d) violate any Law applicable to the Supporting Holder or by which any of the Supporting Holder’s Subject Units are bound, except, in the case of each of clauses (b), (c) and (d), as would not reasonably be expected to materially impair the Supporting Holder’s ability to perform its obligations hereunder.

2.3 Ownership of OP Units; Total Shares. As of the date hereof, the Supporting Holder is the record and beneficial owner of 1,702,128 common units and 425,532 Class A units of the OP, free and clear of any encumbrances, security interests, claims, pledges, proxies, options, right of first refusals, voting restrictions, limitations on dispositions, voting trusts or agreements, options or any other liens or restrictions on title, transfer or exercise of any rights of a stockholder in respect of such Subject Units (collectively, “Encumbrances”), except for any such Encumbrance that may be imposed pursuant to (a) this Agreement, (b) any applicable restrictions on transfer under applicable securities Laws, and (c) the Existing LPA (collectively, “Permitted Encumbrances”). The 1,702,128 common units and 425,532 Class A units constitute all of the OP Units owned by the Supporting Holder as of the date hereof and, other than such Subject Units, as of the date of this Agreement, there are no other OP Units held of record or beneficially owned by the Supporting Holder or in respect of which the Supporting Holder has full voting power.

2.4 Power. The Supporting Holder has, as of the date hereof and, except pursuant to a permitted transfer pursuant to Section 4.1(b) hereof, will have until the termination of this Agreement, sole and full power to agree to all of the matters set forth in this Agreement, in each case with respect to all the Supporting Holder’s Subject Units currently owned or hereinafter acquired. None of the Supporting Holder’s Subject Units are subject to any stockholders’ agreement, proxy, voting trust or other agreement, arrangement or restriction of any kind or nature with respect to the voting of such Subject Units, except for the Existing LPA.

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2.5 Reliance. The Supporting Holder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon the Supporting Holder’s execution, delivery and performance of this Agreement.

2.6 Brokers. Other than as expressly contemplated by the Merger Agreement or the disclosure schedules thereto, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Supporting Holder.

2.7 Adequate Information. The Supporting Holder acknowledges that the Supporting Holder is a sophisticated investor with respect to the Supporting Holder’s Subject Units and has adequate information concerning the business and financial condition of the Company and Parent to make an informed decision regarding the transactions contemplated by this Agreement and has, independently and without reliance upon Parent, the Company or any affiliate thereof, and based on such information as the Supporting Holder has deemed appropriate, made the Supporting Holder’s own analysis and decision to enter into this Agreement. The Supporting Holder acknowledges that the Supporting Holder has received and reviewed this Agreement and the Merger Agreement and has had the opportunity to seek independent legal advice prior to executing this Agreement.

ARTICLE III

REPRESENTATIONS, WARRANTIES AND COVENANTS OF PARENT

Parent represents, warrants and covenants to the Supporting Holder that:

3.1 Organization and Qualification. Parent is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated or constituted.

3.2 Authority for this Agreement. Parent has all requisite entity power and authority to execute, deliver and perform its obligations under this Agreement and to comply with any provisions herein. The execution and delivery of this Agreement by Parent has been duly and validly authorized by all necessary entity action on the part of Parent, and no other entity proceedings on the part of Parent are necessary to authorize this Agreement. This Agreement has been duly and validly executed and delivered by Parent and, assuming the due authorization, execution and delivery by the Supporting Holder, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against Parent in accordance with its terms, subject to the Enforceability Limitations.

ARTICLE IV

ADDITIONAL COVENANTS OF THE SUPPORTING HOLDER

4.1 No Transfer; No Inconsistent Arrangements.

(a) Subject to Section 4.1(b), until the earlier of the Closing or the termination of the Merger Agreement in accordance with its terms, the Supporting Holder agrees that it shall not, directly or indirectly, (i) sell, assign, transfer (including by operation of Law), gift, pledge dispose of or otherwise encumber any of the Subject Units or otherwise agree to do any of the foregoing (provided that any encumbrance that would not prevent, impair or delay the Supporting Holder’s ability to comply with the

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terms and conditions of this Agreement shall be permitted and will not be deemed to violate the restrictions set forth in this clause (i)), (ii) enter into any agreement or arrangement or grant any proxy or power of attorney with respect to its Subject Units that is inconsistent with this Agreement, or (iii) other than in furtherance of the transactions contemplated by the Merger Agreement, enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer (including by operation of Law) or other disposition of any Subject Units. Any action taken in violation of the foregoing sentence shall be null and void ab initio.

(b) Section 4.1(a) shall not prohibit a transfer of Subject Units by a Supporting Holder in accordance with the terms and provisions of the Existing LPA made: (i) by virtue of laws of descent and distribution upon death of the Supporting Holder; (ii) by pro rata distributions from the Supporting Holder to its members, partners, or shareholders pursuant to the Supporting Holder’s organizational documents; (iii) by virtue of applicable law or the Supporting Holder’s organizational documents upon liquidation or dissolution of the Supporting Holder; or (iv) to any employees, officers, directors or members of the Supporting Holder, or to any affiliates of the Supporting Holder; provided, however, that a transfer shall be permitted only if, as a precondition to such transfer, the transferee agrees in a written document, reasonably satisfactory in form and substance to Parent, to be bound by all of the terms of this Agreement.

4.2 No Legal Action. The Supporting Holder shall not, and shall cause its Affiliates not to and shall direct its Representatives not to, bring, commence, institute, maintain, voluntarily aid or prosecute any claim, appeal or proceeding which (a) challenges the validity of or seeks to enjoin the operation of any provision of this Agreement, or (b) alleges that the execution and delivery of this Agreement by a Supporting Holder breaches any duty that such Supporting Holder has (or may be alleged to have) to the Company or to the other holders of Subject Units; provided, that the foregoing shall not limit or restrict in any manner the rights of a Supporting Holder to enforce the terms of this Agreement.

4.3 Documentation and Information. The Supporting Holder shall permit and hereby consents to and authorizes Parent and the Company to publish and disclose in all documents and schedules filed with the SEC and, to the extent otherwise required by applicable securities Laws or the SEC or any other securities authorities, any press release or other disclosure document that Parent and/or the Company reasonably determines to be necessary in connection with the Mergers and any of the transactions contemplated by the Merger Agreement, a copy of this Agreement and the nature of the Supporting Holder’s commitments and obligations under this Agreement. The parties hereto agree that the Supporting Holder’s identity and ownership of the Subject Units will not be included in a press release or other public disclosure (other than a filing with the SEC) without the Supporting Holder’s prior consent.

4.4 Public Announcements. No Supporting Holder will make any public announcement or issue any public communication regarding the Merger Agreement, the transactions contemplated thereby or any matter related to the foregoing, without the prior written consent of the Parent and the Company, except: (i) if such announcement or other communication is required by applicable Law or the rules of any stock exchange, in which case the disclosing Supporting Holder shall, to the extent permitted by applicable Law, first allow the Parent and the Company to review such announcement or communication and have the opportunity to comment thereon and the disclosing Supporting Holder shall consider such comments in good faith; (ii) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 4.4; and (iii) announcements and communications to Governmental Authorities in connection with registrations, declarations and filings required to be made as a result of the Merger Agreement.

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ARTICLE V

MISCELLANEOUS

5.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given and received if delivered personally (notice deemed given upon receipt), by electronic mail (notice deemed given upon confirmation of receipt) or sent by a nationally recognized overnight courier service, such as Federal Express (notice deemed given upon receipt of proof of delivery); provided that the notice or other communication is sent to the address or email address set forth (i) if to Parent, to the address or email address set forth in Section 11.3 of the Merger Agreement and (ii) if to a Supporting Holder, to the Supporting Holder’s address or email address set forth on a signature page hereto, or to such other address or email address as such party may hereafter specify for the purpose by notice to each other party hereto.

5.2 Termination. This Agreement, the covenants and agreements contained herein and any proxy granted hereunder shall terminate automatically with respect to the Supporting Holder, without any notice or other action by any person, upon the first to occur of (a) the completion of the Closing, (b) the valid termination of the Merger Agreement in accordance with its terms, and (c) the mutual written agreement of Parent and the Supporting Holder, following any material modification or amendment to, or the waiver of any provision of, the Merger Agreement as in effect on the date hereof that modifies the conditions of the obligations of the parties to the Merger Agreement to consummate the transactions contemplated therein in a manner that adversely affects in any material respect the Supporting Holder. Upon termination of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, that the provisions of this Article V shall survive any termination of this Agreement.

5.3 Amendments and Waivers. Any provision of this Agreement may be amended or waived if such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective. The waiver by any party of a breach of any term or provision of this Agreement shall not be construed as a waiver of any subsequent breach. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

5.4 Expenses. All fees and expenses incurred in connection herewith shall be paid by the party incurring such fees and expenses, whether or not the Mergers are consummated, except as expressly provided otherwise herein or in the Merger Agreement.

5.5 Entire Agreement; Assignment. This Agreement, together with the Merger Agreement, Schedule A, and the other documents and certificates delivered pursuant hereto, constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement. This Agreement shall not be assigned by any party (including by operation of law, by merger or otherwise) without the prior written consent of (a) Parent, in the case of an assignment by the Supporting Holder (other than in the case of permitted transfer under Section 4.1(b)) and (b) the Supporting Holder, in the case of an assignment by Parent. Any assignment in violation of this Section 5.5 shall be null and void ab initio.

5.6 Enforcement of the Agreement. The parties agree that irreparable damage may occur in the event that the Supporting Holder did not perform any of the provisions of this Agreement in accordance with their specific terms or otherwise breached any such provisions, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that Parent may be entitled

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to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in addition to any other remedy to which they are entitled at law or in equity without the requirement to post any bond or other security. Any and all remedies herein expressly conferred upon Parent will be deemed cumulative with and not exclusive of any other remedy conferred hereby or by Law or equity upon Parent, and the exercise by Parent of any one remedy will not preclude the exercise of any other remedy.

5.7 Jurisdiction; Waiver of Jury Trial; Governing Law. This Agreement and all related Legal Proceedings shall be governed by and construed in accordance with the internal Laws of the State of Maryland, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Maryland or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of Maryland. THE PARTIES HERETO EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES HERETO EACH HEREBY AGREE AND CONSENT THAT ANY SUCH CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES HERETO MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. The parties hereto expressly incorporate by reference Section 11.14(a) and Section 11.14(b) (Jurisdiction; Service of Process) of the Merger Agreement to apply to this Agreement mutatis mutandis, with references to the Merger Agreement therein deemed to reference this Agreement and references to the “Parties” thereunder deemed to reference the parties hereto.

5.8 Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

5.9 Parties in Interest. This Agreement shall be binding upon and inure to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to confer any rights or remedies of any nature whatsoever under or by reason of this Agreement upon any person other than each party hereto.

5.10 Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable Law, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable Law, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

5.11 Counterparts; Electronic Signatures. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. The words “execution,” “signed,” “signature,” and words of like import in this Agreement

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or in any other certificate, agreement or document related to this Agreement or the other Ancillary Agreements shall include images of manually executed signatures transmitted by facsimile or other electronic format (including, “pdf”, “tif” or “jpg”) and other electronic signatures (including DocuSign and AdobeSign). The use of electronic signatures and electronic records (including, any contract or other record created, generated, sent, communicated, received, or stored by electronic means) shall be of the same legal effect, validity and enforceability as a manually executed signature or use of a paper-based record-keeping system to the fullest extent permitted by applicable law, including the Federal Electronic Signatures in Global and National Commerce Act and any other applicable law. Minor variations in the form of the signature page, including footers from earlier versions of this Agreement or any such other document, shall be disregarded in determining the party’s intent or the effectiveness of such signature.

5.12 Interpretation. The words “hereof,” “herein,” “hereby,” “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph and schedule references are to the articles, sections, paragraphs and schedules of this Agreement unless otherwise specified. Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” The words describing the singular number shall include the plural and vice versa, words denoting either gender shall include both genders and words denoting natural persons shall include all persons and vice versa. The word “extent” and the phrase “to the extent” when used in this Agreement shall mean the degree to which a subject or other things extends, and such word or phrase shall not merely mean “if.” The term “or” is not exclusive. The phrases “the date of this Agreement,” “the date hereof,” “of even date herewith” and terms of similar import, shall be deemed to refer to the date set forth in the preamble to this Agreement. Any reference in this Agreement to a date or time shall be deemed to be such date or time in New York, New York, unless otherwise specified. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any person by virtue of the authorship of any provision of this Agreement.

5.13 Further Assurances. The Supporting Holder agrees that if any further agreements, deeds, assignments, assurances or other instruments are reasonably necessary to effectuate the covenants in this Agreement, the Supporting Holder will, upon reasonable written request of the Supporting Holder by Parent and at Parent’s cost and expense, execute and deliver all such proper agreements, deeds, assignments, assurances and other instruments and take other reasonable action as permissible to do all other things reasonably necessary to effectuate the covenants in this Agreement and otherwise to carry out the purposes of this Agreement.

5.14 No Agreement as Director or Officer. The Supporting Holder is entering into this Agreement solely in the Supporting Holder’s capacity as record and/or beneficial owner of Subject Units and nothing herein is intended to or shall limit, restrict or otherwise affect any votes or other actions taken by the Supporting Holder, or any employee, officer, director (or person performing similar functions), partner or other Affiliate of the Supporting Holder (including, for this purpose, any appointee or representative of the Supporting Holder to the board of directors of the Company) of the Supporting Holder, solely in his or her capacity as a director or officer of the Company (or a subsidiary of the Company) or other fiduciary capacity for the stockholders of the Company.

5.15 No Ownership Interest. Nothing contained in this Agreement will be deemed to vest in Parent any direct or indirect ownership or incidents of ownership of or with respect to the Subject Units. All rights, ownership and economic benefits of and relating to the Subject Units shall remain vested in and belong to the Supporting Holder, and Parent shall have no authority to manage, direct, superintend, restrict,

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regulate, govern or administer any of the policies or operations of the Company or exercise any power or authority to direct the Supporting Holder in the voting of any of the equity securities of the Company, except as otherwise provided herein with respect to the Subject Units. Except as otherwise set forth in Section 1, the Supporting Holder shall not be restricted from voting in favor of, against or abstaining with respect to any other matters presented to the MIC Shareholders. Without limiting the foregoing, nothing in this Agreement shall obligate or require the Supporting Holder to exercise an option to purchase any equity securities of the Company.

[Signature Pages Follow.]

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The parties are executing this Agreement on the date set forth in the introductory clause.

FIFTH WALL ACQUISITION CORP. III

By:	/s/ Andriy Mykhaylovskyy
Name: Andriy Mykhaylovskyy
Title: Chief Executive Officer

SUPPORTING HOLDER

HSCP STRATEGIC III, L.P

By:	/s/ Jeffrey B. Osher
Name: Jeffrey B. Osher
Title: Managing Member
Address:
Email:

Exhibit 99.1

Media Contact:

Elise Szwajkowski

Head of Communications, Fifth Wall

FWAC@fifthwall.com

Mobile Infrastructure Corporation Shareholder Contact:

ir@mobileit.com

Acquisition Corp. III

Mobile Infrastructure Corporation To Be Publicly Listed In

Merger With Fifth Wall Acquisition Corp. III

—Transaction values the Company at a $550 million post-money equity valuation1

—Upon closing, will be the first pure-play parking owner of scale to be publicly listed

—Diversified portfolio of assets comprising 15,750 parking spaces across 44 facilities and

22 distinct markets

—Fifth Wall Acquisition Corp. III is an affiliate of Fifth Wall, the largest venture capital firm focused on the built world with $3.2B of assets under management

—Mobile Infrastructure Corp. to benefit from Fifth Wall’s ecosystem of institutional real estate partners and access to technology solutions

New York, New York—December 13, 2022—Fifth Wall Acquisition Corp. III (NASDAQ: FWAC) (“FWAC”), a special purpose acquisition company (SPAC) sponsored by an affiliate of Fifth Wall, the largest venture capital firm focused on technology for the built world, announced today that it entered into a definitive business combination agreement with Mobile Infrastructure Corp. (“MIC” or the “Company”), one of the largest institutional-quality, mobility-focused parking asset owners in the U.S. Upon the closing of this transaction, the combined company expects to be publicly traded on the New York Stock Exchange under the ticker “BEEP.”

Founded in 2015, MIC has established an industry-leading reputation acquiring under-managed parking facilities in the nation’s top 50 metropolitan statistical areas (MSAs) and implementing a variety of asset management initiatives to unlock embedded upside. MIC is led by an experienced management team with long-standing parking industry relationships. MIC’s strategically diversified portfolio currently includes 44 parking facilities in 22 markets.

[1]	Assuming no public shareholders of FWAC exercise their redemption right.

Company & Industry Highlights

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Attractive Cash Flow Characteristics: Parking features an attractive revenue profile combining both recurring monthly contracts as well as weekly, daily, and hourly arrangements which provide a natural inflationary hedge through adjustable rates. Assets in the MIC portfolio benefit from a diverse set of demand drivers in high traffic central business districts. MIC’s parking assets have minimal ongoing operating expenses and low recurring capital expenditures.

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Experienced Management Team: MIC is led by an experienced management team with over 40 years of combined industry experience and relationships in the parking industry, including the former CEO of Parking Company of America.

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Growth Opportunities through Active Asset Management: Parking is an industry that has historically underinvested in technology and asset management initiatives. MIC utilizes proprietary technology to maximize revenue and profitability through customer data collection, dynamic rate optimization, and demand strategies. Additionally, MIC has established percentage of rent operator leases which align incentives and capture significant contribution margin on growth.

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Fragmented Industry Ripe for Consolidation: Ownership of parking assets is highly fragmented with the vast majority of industry assets held by small local owner-operators, who generally own between one to five properties in a specific market. Additionally, supply is naturally constrained due to onerous zoning restrictions and scarcity of land in urban downtown environments, creating a favorable backdrop for consolidation and growth. Expected proceeds from the transaction will provide capital for external growth and future expansion and allow MIC to accelerate the execution of its acquisition pipeline.

Management Comments

Manuel Chavez, Chief Executive Officer and Chairman of MIC, said, “Today marks an important step in our path towards creating a next-generation publicly-listed parking platform. Fifth Wall’s vast expertise bridging the gap between analog businesses and technologies, combined with their network of limited partners who represent the world’s top real estate owners and operators, make them an integral partner in our next growth phase.”

Jeff Osher, Managing Partner of No Street Capital, and MIC Director, commented, “As the largest shareholder of MIC, I’m thrilled that we not only found the right partner in FWAC, but also an aligned incentive structure that is conducive to the creation of meaningful shareholder value over time. Our enthusiasm about MIC’s combination with FWAC is reflected in No Street’s commitment to invest an additional $10 million in a PIPE transaction.”

Brad Greiwe, Co-Founder and Managing Partner at Fifth Wall, shared, “Fifth Wall has long evaluated the landscape of parking owner-operators and the technologies applicable to those businesses. It was evident that Mobile Infrastructure has the right portfolio, management team, operator relationships and track record to redefine and usher the industry into the future.”

As part of the business combination, Greiwe is expected to join MIC’s Board of Directors.

Transaction Overview

The business combination values the combined company at a post-money equity valuation of approximately $550 million assuming no public shareholders of FWAC exercise their redemption rights.

The combined company is expected to have up to approximately $276 million in cash at closing, including $275 million of cash held in FWAC from its initial public offering on May 27, 2021 (assuming no redemptions by FWAC’s public shareholders and prior to the payment of transaction expenses). The transaction is further supported by a $10 million PIPE investment from No Street Capital, an existing MIC shareholder.

MIC and FWAC are aligning long-term interests. FWAC’s sponsor has agreed to defer a portion of its founder shares in an earn-out with vesting at significant premiums to FWAC’s current share price, while MIC’s CEO has elected to receive 100% of his 2023 compensation in stock. In addition, a portion of the FWAC Sponsor’s founder shares will be cancelled for no consideration. The combined company will have significant insider ownership, and MIC’s existing investors are rolling 100% of their equity in the transaction. Additionally, no SPAC warrants have been issued, and as a result, shareholders will benefit from less dilution and a simplified capital structure.

The transaction has been unanimously approved by the Boards of Directors of both MIC and FWAC. The transaction is expected to close in the second quarter of 2023, subject to the satisfaction of customary closing conditions, including the approval of shareholders of both parties.

Additional information about the proposed transaction, including a copy of the merger agreement and investor presentation, will be provided in a Current Report on Form 8-K to be filed by FWAC and Mobile Infrastructure Corporation with the Securities and Exchange Commission (“SEC”) and available at www.sec.gov.

Advisors

Venable LLP and Keating Muething & Klekamp PLL are serving as legal counsel to Mobile Infrastructure Corporation. B. Riley is rendering a fairness opinion to the Company.

Gibson, Dunn & Crutcher LLP is serving as legal counsel to Fifth Wall Acquisition Corp. III.

About Fifth Wall Acquisition Corp. III

Fifth Wall Acquisition Corp. III is a blank check company incorporated for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

About Mobile Infrastructure Corporation:

Mobile Infrastructure is an internally-managed, publicly registered, non-listed company that invests primarily in parking lots and garages in the United States. As of September 30, 2022, it owned 44 parking facilities located in 22 separate markets throughout the United States, with a total of 15,750 parking spaces and approximately 5.4 million square feet and approximately 0.2 million square feet of commercial space adjacent to its parking facilities. For more information, please visit www.mobileit.com.

Additional Information

This document relates to the proposed merger involving Fifth Wall Acquisition Corp. III (“FWAC”) and Mobile Infrastructure Corp. (“MIC”). FWAC intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”), which will include a joint proxy statement of FWAC and MIC and that will constitute a prospectus of FWAC, referred to as a joint proxy statement/prospectus, and each party will file other documents with the SEC regarding the proposed transaction. A definitive joint proxy statement/prospectus will also be sent to the stockholders of FWAC and MIC, seeking any required stockholder approvals. Investors and security holders of FWAC and MIC are urged to carefully read the entire joint proxy statement/prospectus, when it becomes available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by FWAC and MIC with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Alternatively, documents filed by FWAC, when available, can be obtained free of charge from FWAC upon written request to Fifth Wall Acquisition Corp. III, 6060 Center Drive, 10th Floor, Los Angeles, California 90045, and documents filed by MIC, when available, can be obtained free of charge from MIC upon written request to Mobile Infrastructure Corporation, 30 W 4th Street, Cincinnati, Ohio 45202.

Participants in the Solicitation

FWAC, MIC and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in favor of the approval of the merger and related matters. Information regarding FWAC’s directors and executive officers is contained in the section of FWAC’s final IPO prospectus titled “Management”, which was filed with the SEC on May 26, 2021, and information regarding MIC’s directors and executive officers is contained in the section of MIC’s Annual Report on Form 10-K titled “Directors, Executive Officers and Corporate Governance”, which was filed with the SEC on March 30, 2022. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

No Offer or Solicitation

This document does not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This document also does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor will there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, FWAC’s and MIC’s expectations or predictions of future financial or business performance or conditions, MIC’s assets or operations, the anticipated benefits of the proposed transaction, the expected composition of the management team and board of directors following the transaction, the expected use of capital following the transaction, including MIC’s ability to accomplish the initiatives outlined above, the expected timing of the closing of the transaction and the expected cash balance of the combined company following the closing. Any forward-looking statements herein are based solely on the expectations or predictions of FWAC or MIC and do not express the expectations, predictions or opinions of Fifth Wall in any way. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events, or results of operations, are forward-looking statements. These statements may be preceded by, followed by, or include the words “believes,” “estimates,” “expects,” “projects,” “predicts,” “forecasts,” “may,” “will,” “could,” “should,” “seeks,” “plans,” “scheduled,” “anticipates,” “potential,” “intends” or “continue” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in the section of FWAC’s Annual Report on Form 10-K titled “Risk Factors,” which was filed with the SEC on March 30, 2022, and in the section of MIC’s Annual Report on Form 10-K titled “Risk Factors,” which was filed with the SEC on March 30, 2022 and in Part II, Item 1A “Risk Factors” in MIC’s Quarterly Reports on Form 10-Q filed on May 16, 2022, August 15, 2022 and November 18, 2022. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are based on FWAC’s or MIC’s management’s current expectations and beliefs, as well as a number of assumptions concerning future events. However, there can be no assurance that the events, results, or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither FWAC nor MIC is under any obligation and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which FWAC and MIC has filed or will file from time to time with the SEC.

In addition to factors previously disclosed in FWAC’s and MIC’s reports filed with the SEC, including FWAC’s and MIC’s most recent reports on Form 8-K and all attachments thereto, which are available, free of charge, at the SEC’s website at www.sec.gov, and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: risks and uncertainties related to the inability of the parties to successfully or timely consummate the merger, including the risk that any required regulatory approvals or stockholder approvals of FWAC or MIC are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the merger is not obtained, failure to realize the anticipated benefits of the merger, risks related to MIC’s ability to execute on its business strategy, attain its investment strategy or increase the value of its portfolio, act on its pipeline of acquisitions, attract and retain users, develop new offerings, enhance existing offerings, compete effectively, and manage growth and costs, the duration and global impact of COVID-19, the possibility that FWAC or MIC may be adversely affected by other economic, business and/or competitive factors, the number of redemption requests made by FWAC’s public stockholders, the ability of MIC and the combined company to leverage Fifth Wall’s limited partner and other commercial relationships to grow MIC’s customer base (which is not the subject of any legally binding obligation on the part of Fifth Wall or any of its partners or representatives), the ability of MIC and the combined company to leverage its relationship with any other MIC investor (including investors in the proposed PIPE transaction) to grow MIC’s customer base, the ability of the combined company to meet Nasdaq’s listing standards (or the standards of any other securities exchange on which securities of the public entity are listed) following the merger, the inability to complete the private placement of common stock of FWAC to certain institutional accredited investors, the risk that the announcement and consummation of the transaction disrupts MIC’s current plans and operations, costs related to the transaction, changes in applicable laws or regulations, the outcome of any legal proceedings that may be instituted against FWAC, MIC, or any of their respective directors or officers, following the announcement of the transaction, the ability of FWAC or the combined company to issue equity or equity-linked securities in connection with the proposed merger or in the future, the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments; and those factors discussed in documents of FWAC and MIC filed, or to be filed, with the SEC.

Additional factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in FWAC’s and MIC’s most recent reports on Form 8-K, which are available, free of charge, at the SEC’s website at www.sec.gov, and will also be provided in FWAC’s joint proxy statement/prospectus, when available. Any financial projections in this document are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond FWAC’s and MIC’s control. While all projections are necessarily speculative, FWAC and MIC believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this document should not be regarded as an indication that FWAC and MIC, or their representatives, considered or consider the projections to be a reliable prediction of future events.

This document is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in FWAC or MIC and is not intended to form the basis of an investment decision in FWAC or MIC. All subsequent written and oral forward-looking statements concerning FWAC and MIC, the proposed transaction, or other matters and attributable to FWAC and MIC or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Important Information About Fifth Wall

In these materials (including any accompanying video or audio materials), references to “Fifth Wall” and “Fifth Wall Group” generally refer to Fifth Wall Asset Management, LLC, and Fifth Wall Ventures Management, LLC, collectively with their affiliates and any investment funds, investment vehicles or accounts managed or advised by any of the foregoing (each such fund, vehicle or account, a “Fifth Wall Fund”). FWAC is sponsored by Fifth Wall Acquisition Sponsor III LLC (the “FWAC Sponsor”), which is an affiliate of Fifth Wall. However, FWAC is an independent publicly-traded company, and not a member of Fifth Wall or the Fifth Wall Group. Fifth Wall has not and is not providing investment advice to any person in connection with the matters contemplated herein, including FWAC, FWAC Sponsor or MIC.

Except for certain limited obligations of the FWAC Sponsor related to the disposition of its founder shares in FWAC, Fifth Wall in not a party to the proposed transaction agreements between FWAC and MIC or related transactions. Neither Fifth Wall, nor any of its partners, employees or other representatives will have at any time any legal obligation or commitment to any person (including MIC) to promote, advertise, market, or support the products, services, business or operations of MIC or the combined company. Fifth Wall’s position following consummation of the proposed merger will be that of an investor in the combined company until such time as Fifth Wall may, subject to its contractual obligations, dispose of its shares in the combined company.

This material is neither an offer to sell nor a solicitation of an offer to buy any security in any Fifth Wall Fund, and may not be used or relied upon in connection with any offer or solicitation. A private offering of interests in a Fifth Wall Fund may only be made by such Fifth Wall Fund pursuant to the offering documents for such Fifth Wall Fund, which will contain additional information about the investment objectives, terms, and conditions of an investment in such Fifth Wall Fund and also contain tax information and risk disclosures that are important to any investment decision regarding such Fifth Wall Fund. The information contained in this material is superseded by, and is qualified in its entirety by reference to, such offering documents. This communication is intended only for persons resident in jurisdictions where the distribution or availability of this communication would not be contrary to applicable laws or regulations.

Past performance or activities are not necessarily indicative of future results, and there can be no assurance that any Fifth Wall Fund will achieve results comparable to those presented herein, or that any Fifth Wall Fund will be able to implement its investment strategies or achieve its investment objectives. A Fifth Wall Fund’s investment and applicable investment restrictions may differ from those historically employed by Fifth Wall, and economic conditions may differ materially from the conditions under which any other investment fund, investment vehicle or account managed or advised by Fifth Wall has previously invested. The investments, transactions and operational activities of Fifth Wall contained in this material, if any, are shown for illustrative purposes only of the types of investments, transactions and activities that have historically been undertaken by Fifth Wall, its affiliates and their respective officers, directors, partners, members, employees and/or advisors.

Exhibit 99.2

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